Wells Fargo & Company Annual Report 2012



WELLS FARGO

The power of a conversation.



Shua Xiong (right) with Wells Fargo's Abby Ward, St. Paul, Minnesota

At Wells Fargo, every conversation is important.

Like the conversation between small business customer Shua Xiong, owner of Golden Harvest Foods in St. Paul, Minnesota, and banker Abby Ward. Their talk eventually resulted in the remodeling of Xiong's store, which Wells Fargo financed.

Conversations are also a beginning because they often lead to something more. A deeper relationship. A great idea. A way to solve a problem. That happened over the course of their relationship when Ward recommended treasury management and equipment finance services to help meet Xiong's needs.

Relationships like these are a Wells Fargo staple because they help our customers succeed financially.

Today, Wells Fargo serves one in three U.S. households and can provide just about any financial service an individual or business requires. We serve customers in communities across the country through our 9,097 stores, and we are the fourth largest in assets among U.S. banks. We got to this place because we continue to believe in the personal touch.

And that starts with a conversation.

To Our Owners,

Each morning, across the company, our day starts with conversations — conversations about how best to serve our customers and help them succeed financially.

We've been having those conversations at Wells Fargo for more than 160 years, and they are the cornerstone of our success. Today, we serve one in three U.S. households and employ one in 500 working Americans. We handle 5.5 billion customer interactions a year in our Community Bank alone — these give us more than 10,000 opportunities a minute to be a hero for our customers.



John G. Stumpf,
Chairman, President and
Chief Executive Officer,
Wells Fargo & Company

Our focus on customers and serving them well drove another year of record results in 2012 for Wells Fargo and our stakeholders.

2012: Continued financial success

We delivered net income of $18.9 billion in 2012, up 19 percent from 2011. This fourth consecutive year of record profit reflected the time-tested virtues of our diversified business model and our focus on growing revenue and managing costs and risks — no matter how difficult the operating environment. We grew our core loans and deposits, despite an uneven economic recovery, and grew revenue in a low interest rate environment that pressured our margins. Each of our primary business segments grew its full-year segment net income year over year: Community Banking by 15 percent, Wholesale Banking by 11 percent, and Wealth, Brokerage and Retirement by 4 percent.

In 2012, Wells Fargo led in areas central to our customers' lives and our economy's vitality — small business lending, home mortgage lending, auto lending, and private student lending. We provided a safe and sound place for our customers to hold and manage their financial assets, and served our customers efficiently and conveniently through the nation's most extensive network of banking stores, more than 12,000 ATMs, our 24-hour-a-day *Wells Fargo Customer Connection*℠, and our industry-leading online and mobile presence.

Just as important, we accomplished this with a cross-sell strategy that continues to distinguish Wells Fargo as a leader in building customer relationships. It's as simple as this: The better we know our customers, the more opportunities we have to provide them with the products and services they need. In 2012, that mindset produced records in the average number of Wells Fargo products per customer. At the end of the fourth quarter, the average Retail Bank household had more than six products, our average Wholesale Bank customer had nearly seven products, and our average Wealth, Brokerage and Retirement customer had 10 products!

Another measure of our success: deposit and loan growth. Since completing our 2008 merger with Wachovia Corp., Wells Fargo has grown deposits by more than $221 billion and core loans by $31 billion. Frankly, there's no better proof of customer confidence in today's Wells Fargo and our unique opportunity to grow.

In 2012, we continued to produce value for our shareholders. Our return on assets was 1.41 percent, our return on equity was 12.95 percent, and our full-year earnings-per-share growth was 19 percent. In 2012, we also returned more capital to our shareholders, as we increased our regular quarterly dividend by 83 percent to 22 cents per share and purchased 119 million shares of the company's common stock. On Jan. 22, 2013, we raised our regular quarterly dividend again, an increase of 14 percent to 25 cents per share. Wells Fargo finished the year with an industry-leading market capitalization of $180 billion (our stock price multiplied by the number of shares outstanding).

Wells Fargo's full-year income was equally balanced between net interest income and noninterest income, a balance that has come to typify a core benefit of our business model that makes growth an attainable goal in a variety of interest rate environments. Indeed, in 2012, Wells Fargo's net interest income grew by $467 million, or 1 percent, to $43.2 billion. This was achieved despite low interest rates that put pressure on our margins, as we delivered more products and services to customers across our huge deposit base.

Meanwhile, we reduced credit losses to $9.0 billion, down $2.3 billion, or 20 percent, from $11.3 billion in 2011.

Our capital position also improved. Wells Fargo finished 2012 with Tier 1 common equity[1] of $109.1 billion, up 15 percent from $95.1 billion a year ago, resulting in a Tier 1 common equity ratio of 10.12 percent under Basel I.

Helping an economy in transition

In conversation after conversation last year — across kitchen tables, as well as conference room tables — we heard of signs of a strengthening U.S. economy. Still, we also observed the worries and uncertainty that influenced consumer and business behaviors in many areas of the country and the economy. Yes, low interest rates offered a compelling opportunity to get household balance sheets in order. And there were bright spots, such as energy, that reminded us of the advantages our U.S. economy still holds. But overall, our customers remained cautious given the economy's tepid growth and headlines about Washington gridlock, budget pressures, and higher taxes. So, while we remain optimistic for continued economic expansion in 2013, we do so guardedly, based on what we experienced in 2012.

[1] *Please see the "Financial Review – Capital Management" section in this Report for more information.*

Supporting small business

Perhaps no Wells Fargo activity was more representative of the times than our small business lending. In 2012, Wells Fargo extended $16 billion in net new loan commitments to U.S. small businesses (primarily those with annual revenues of less than $20 million) — up more than 30 percent from 2011. The rise partly reflects our focus on being a leader in Small Business Administration (SBA) lending. In 2012, Wells Fargo finished its fourth consecutive year of SBA lending leadership, extending a record $1.24 billion in SBA 7(a) loans.

But while approval rates improved in 2012, application rates remained below what we have typically seen at this stage of an economic recovery. Still, we worked hard to serve small businesses, whether they sought to stay the course in a choppy economy or to venture out as first-time entrepreneurs. As a result, in 2012 we grew small business checking accounts by a net 3.7 percent year over year and saw a more than 50 percent increase in credit cards, lines of credit, and loan product solutions in our Business Direct lending unit, which focuses primarily on serving the credit needs of businesses with less than $2 million in annual sales.

Supporting the housing recovery

In housing and mortgage lending, our early expectations for a rebound were validated. We have long believed in the emotional attachment our customers have with homeownership. Buying a home is the most important financial decision many of them will ever make. So, we were bullish about mortgage lending throughout 2012, well before signs of a recovery had become more obvious to others. We staffed up and stepped up as others stepped back from the market. As a result, we originated nearly one in three U.S. home mortgages in 2012 and serviced one in six.

Why were we bullish? Across the U.S., we saw prices and inventory situations improving. We also know that the best loans are made after — not before — a downturn, as customers with improved balance sheets return to the marketplace. In 2012, this confidence translated into more than 2 million mortgage loans originated by Wells Fargo — $500 billion of lending that helped customers refinance into lower rates or buy homes.

And we still see room for growth in the mortgage business, with refinancing of mortgages still an attractive option for millions of customers and sales of new and existing homes getting stronger. This can only be good for the overall economy, because housing has led almost every economic recovery in recent history.

Since the beginning of 2009 and through the end of 2012, Wells Fargo has also supported the housing market's recovery by:

- Refinancing more than 4.7 million mortgages, many at historically low interest rates, and financing 2.8 million mortgages for home purchases.
- Processing more than 841,000 trial or permanent mortgage modifications that gave families facing foreclosure a second chance by making their mortgage terms more favorable.
- Forgiving more than $6 billion in mortgage principal for our customers, including forgiveness that customers earned through making on-time payments.
- Hosting or participating in more than 1,100 home preservation events or workshops, where we met face to face with more than 40,000 mortgage customers.

Our five strategic priorities

Wells Fargo emerged from the financial crisis of 2008 as a stronger company. Our decision to merge with Wachovia gave us a more diverse geography, a broader balance in revenue streams, and a great team of people dedicated to the customers they serve, all of which increased the value of our franchise. As a combined company, we weathered the storm because we managed with a long-term view — investing heavily where the opportunities were greatest, but also willingly ceding markets and share to others when we believed the opportunities didn't fit our view of how we best help our customers succeed financially. Getting this right attracts team members, customers, and investors who share an interest in having a long-term relationship with Wells Fargo.

Indeed, our two teams have become One Wells Fargo with a shared understanding of our commitment to customers. Our customers' success comes first. When we serve customers well, the money we earn is the result. This is why we know never to put the stagecoach ahead of the horses.

As we did last year, Wells Fargo will continue to focus on five strategic priorities in 2013:

- Putting customers first
- Growing revenue
- Reducing expenses
- Living our vision and values
- Connecting with communities and stakeholders

30%

Increase over 2011 in new loan commitments to U.S. small businesses

Putting customers first

Many companies say they put customers first; it's another thing to do it. It begins with recognizing there are elements in the future we can't control, but we can control how we show up each day to serve customers.

That's our constant focus.

Consider our customers' banking habits. In 2012, more than 23 million customers actively banked with us online, including more than 9 million with mobile devices. Yet, even today, most customers open their first account, and establish their banking relationships, by having face-to-face visits at brick-and-mortar stores. That's why we've invested in a store network that provides a Wells Fargo retail store or ATM within two miles of nearly half the U.S. population and small businesses within our footprint.

We're also committed to offering more digital access via mobile, tablet, and computers to allow customers to choose when, where, and how to conduct their banking business. In 2012, we launched new features like *Wells Fargo Mobile*® Deposit, expanded our Send & Receive Money service, and introduced a new Wells Fargo app for iPad. In 2012, retail customers made more than $30 billion in payments and transfers via mobile. Wells Fargo was the first major U.S. financial services company to offer mobile banking for commercial and corporate customers when the service launched in 2007, and we've continued to innovate and work with our customers to design and build new mobile services. In 2012, we made our leading international trade services application, TradeXchange, available via *CEO Mobile*®. We also introduced enhancements to our popular Commercial Card Expense Reporting mobile capabilities. Last year, *CEO Mobile* securely processed more than $17 billion in wires. In 2012, we reached a milestone of 100 million e-receipts chosen by customers for their ATM transactions, and we also added an e-receipt option for teller transactions. Technology even empowered our customers' philanthropy, as they used Wells Fargo ATMs to give more than $1 million to the American Red Cross for Superstorm Sandy relief efforts.

Growing revenue

When we put customers first, it opens doors to our next priority: growing revenue. At Wells Fargo, we have chosen not to let the "Great Recession" serve as an excuse to not grow. We see ourselves as a growth company — no matter the environment — and believe the best measure of progress against that goal is revenue. We grow revenue in two important ways: through interest income on loans we make, and fee income on services we provide.

In 2012, we grew revenue 6 percent to $86.1 billion, mostly from noninterest income. (Imagine our earnings power when a more normal rate environment returns.) The revenue growth included double-digit growth in our capital markets, commercial real estate, corporate banking, mortgage, asset-based lending, corporate trust, and international businesses.

Our Community Banking segment grew revenue by $2.6 billion to $53.4 billion and net income by $1.4 billion to $10.5 billion in 2012, partly because of higher mortgage banking revenue and above-average equity gains. Its performance also included annual revenue growth in Education Financial Services — up 2 percent — and Dealer Services — up 4 percent.

Our Wholesale Banking segment grew full-year revenue by $2.5 billion to $24.1 billion and full-year net income by approximately $800 million to $7.8 billion in 2012. The broad-based growth included acquisitions and increased loans and deposits. Areas of notable growth included capital finance, commercial banking, commercial real estate, and corporate banking. For example, Investment Banking's revenue from commercial and corporate customers grew 30 percent from the prior year due to attractive capital markets conditions and continued cross-selling. In 2012, we saw broad-based year-over-year revenue growth in our International Group of 15 percent, driven by growth in net interest income and cross-sell-related revenue in our Global Financial Institutions business, which serves U.S. customers doing business globally and foreign companies doing business in the U.S. Our Commercial Banking team also celebrated its 10th consecutive quarter of average loan growth.

Our performance

$ in millions, except per share amounts	2012	2011	% Change
FOR THE YEAR			
Wells Fargo net income	$ 18,897	15,869	19
Wells Fargo net income applicable to common stock	17,999	15,025	20
Diluted earnings per common share	3.36	2.82	19
Profitability ratios:			
Wells Fargo net income to average total assets (ROA)	1.41%	1.25	13
Wells Fargo net income applicable to common stock to average Wells Fargo common stockholders' equity (ROE)	12.95	11.93	9
Efficiency ratio [1]	58.5	61.0	(4)
Total revenue	$ 86,086	80,948	6
Pre-tax pre-provision profit [2]	35,688	31,555	13
Dividends declared per common share	0.88	0.48	83
Average common shares outstanding	5,287.6	5,278.1	—
Diluted average common shares outstanding	5,351.5	5,323.4	1
Average loans	$ 775,224	757,144	2
Average assets	1,341,635	1,270,265	6
Average core deposits [3]	893,937	826,735	8
Average retail core deposits [4]	629,320	595,851	6
Net interest margin	3.76%	3.94	(5)
AT YEAR-END			
Securities available for sale	$ 235,199	222,613	6
Loans	799,574	769,631	4
Allowance for loan losses	17,060	19,372	(12)
Goodwill	25,637	25,115	2
Assets	1,422,968	1,313,867	8
Core deposits [3]	945,749	872,629	8
Wells Fargo stockholders' equity	157,554	140,241	12
Total equity	158,911	141,687	12
Tier 1 capital [5]	126,607	113,952	11
Total capital [5]	157,588	148,469	6
Capital ratios:			
Total equity to assets	11.17%	10.78	4
Risk-based capital: [5]			
Tier 1 capital	11.75	11.33	4
Total capital	14.63	14.76	(1)
Tier 1 leverage [5]	9.47	9.03	5
Tier 1 common equity [6]	10.12	9.46	7
Common shares outstanding	5,266.3	5,262.6	—
Book value per common share	$ 27.64	24.64	12
Team members (active, full-time equivalent)	269,200	264,200	2

1 The efficiency ratio is noninterest expense divided by total revenue (net interest income and noninterest income).

2 Pre-tax pre-provision profit (PTPP) is total revenue less noninterest expense. Management believes that PTPP is a useful financial measure because it enables investors and others to assess the Company's ability to generate capital to cover credit losses through a credit cycle.

3 Core deposits are noninterest-bearing deposits, interest-bearing checking, savings certificates, certain market rate and other savings, and certain foreign deposits (Eurodollar sweep balances).

4 Retail core deposits are total core deposits excluding Wholesale Banking core deposits and retail mortgage escrow deposits.

5 See Note 26 (Regulatory and Agency Capital Requirements) to Financial Statements in this Report for additional information.

6 See the "Financial Review – Capital Management" section in this Report for additional information.

Our Wealth, Brokerage and Retirement (WBR) segment reported revenue of $12.2 billion and record net income of $1.3 billion in 2012, driven by strong growth in brokerage-managed account fees. WBR client assets grew to $1.4 trillion in 2012, a 7 percent increase from 2011, including 20 percent growth in brokerage-managed account assets and 6 percent growth in average deposits. WBR continued its success in cross-selling products to clients. The average products grew during 2012 to more than 10 products per household.

What's the outlook for revenue growth in 2013? Though we don't set public revenue goals, we do set our sights on continuing to grow by earning more of our customers' business, growing market share across business lines, and making acquisitions that make sense for our customers and our business model.

Reducing expenses

At Wells Fargo, we don't believe growing and saving are mutually exclusive objectives. This is why reducing expenses is a top priority even as we emphasize growing revenue. We want to grow efficiently in ways that result in products and services that our customers value.

This discipline is expressed by our "efficiency ratio," which reflects how much we spend in expenses for every dollar of revenue we earn. In 2012, Wells Fargo's efficiency ratio was 58.5 percent, the lowest of our industry's four largest companies. This meant we spent 58.5 cents for every dollar of revenue we generated. However, we didn't cut expenses solely to achieve this feat. We struck a balance between managing expenses wisely and spending on opportunities. So we hired people where we saw opportunities for growth and reduced operations where we no longer saw value for our customers.

Since 2008, we have reduced the size of our overall real estate occupancy portfolio by more than 16 million square feet, net of growth. That's almost six Empire State Buildings. More than 4.5 million square feet of this reduction took place as we grew revenue in 2012. So, we've reduced our company's physical footprint while improving the productivity and efficiency of the space we use.

Sometimes the opportunity to save spans operations. Education Financial Services, which offers private loans for college students, and Shareowner Services, which services companies and their shareholders, recognized they each had seasonal volume peaks; other times, when business slowed, they had too much staff. Now the two organizations train each other's teams, reducing the need for each to hire seasonal temporary help. This has also created development opportunities for team members. Most important, Education Financial Services didn't miss out on opportunities to lend, and Shareowner Services continued to receive high satisfaction scores from its customers — including our shareholders.

Living our vision and values

Putting customers first, growing revenue, reducing expenses — these are goals shared by many companies. How they're achieved is what ultimately reflects a company's culture. We evaluate our leaders on their cultural performance as well as their financial performance, knowing that our culture binds us together as a team. At Wells Fargo, we believe in the power of plurals. It's not about I, me, and mine. It's about us, we, and ours. Our formula for success is team success, not individual success, and it works. The average tenure at Wells Fargo among my direct reports is 28 years.

Our culture is outlined in *The Vision & Values of Wells Fargo*, a 41-page booklet that details our business strategy, our values, and our reason for being. Last year, we sent a refreshed version of this 19-year-old document to each of our more than 265,000 team members and made it available to the public on wellsfargo.com. Many team members highlight favorite passages. Others refer to our vision and values when they're solving business problems. It's a document that's widely used because it sums up who we are today and how we plan to become one of the world's great companies.

A new advertising campaign we launched last year brings an aspect of our vision and values to life — our culture of listening to customers. Called "Conversations," the campaign showcases how trusted conversations with our customers can affect their lives. One conversation can lead to so much more. The stories highlighted in this Annual Report reflect that. By listening to our customers and deepening relationships with them, we support their success. At Wells Fargo, we live our vision and values. That's how we build trust, and that's how we differentiate ourselves.

Connecting with communities and stakeholders

Our team members set Wells Fargo apart through their support of the communities we serve. Team members make personal donations. They volunteer. They quickly respond when disaster strikes.

At Wells Fargo, we believe in the power of plurals. It's not about I, me, and mine. It's about us, we, and ours.

Last year, when Superstorm Sandy brought devastation to the Northeast, our team members — despite many having lost electrical power or their homes to the storm — rallied to restore operations. In New Jersey, one team member drove more than an hour to reopen her store, even though she couldn't return to check on her home's damage. Another team member opened her home to 20 family members, friends, and storm refugees. One of our personal bankers helped a local business obtain a loan to repair damaged floors. In addition, Wells Fargo donated $1 million to Superstorm Sandy relief efforts.

In 2012, team members responded again when community leaders in cities deeply affected by the housing crisis told them down payment challenges and competition from cash investors were keeping many Americans from re-entering the housing market or buying their first home. In response, Wells Fargo partnered with housing nonprofit *NeighborWorks®* America to create *NeighborhoodLIFT℠*, one of several programs we've funded to help keep homeownership accessible to Americans of moderate means in 20 U.S. housing markets. Along with *CityLIFT℠*, a similar program resulting from an agreement with the U.S. Department of Justice, Wells Fargo has provided $170 million in down payment assistance, homebuyer financial education, and other support. In the first 12 months, the programs have helped communities recover from the foreclosure crisis and helped more than 1,600 people buy homes.

Community solutions such as these are at the heart of Wells Fargo's philanthropy. Though ranked 26th last year on the Fortune 500 list of America's largest companies, Wells Fargo finished No. 4 on *The Chronicle of Philanthropy's* 2012 ranking of America's most philanthropic companies. That ranking — which was based on 2011 giving — is likely to rise because Wells Fargo contributed nearly $316 million to community and philanthropic causes in 2012 — a 48 percent increase from 2011. In addition, our team members volunteered 1.5 million hours and pledged a record $79 million in personal contributions — up 23 percent from 2011 — to more than 28,000 nonprofits.

Of 'fiscal cliffs' and confidence

Any discussion of the past year would not be complete without touching on the issue that dominated U.S. policy discussions in the closing months of 2012: what to do about the country's huge budget deficits. The U.S. ended the year with approximately $16.4 trillion of debt, and this country is on a "debt growth path," which in a couple of years is expected to exceed $20 trillion. I believe that everyone can agree that is too much debt.

It's hard to get one's head around a trillion dollars. If I look at the expected $20 trillion national debt through the prism of basic consumer products, such as home mortgages, here's what I see: There are 50 million homes in America with a mortgage, and the average homeowner owes $200,000 on their home. If we took the national debt and gave each homeowner an equal share, their mortgage would grow from $200,000 to roughly $530,000 today and to more than $600,000 in four years. The U.S. cannot borrow 40 cents of every dollar it spends; the size of the national debt does matter. My concern is that, sooner or later, the interest alone on the debt will crowd out resources needed for programs vital to all Americans. That's why I strongly feel that policymakers should return to discussions of long-term fiscal solutions.

In the year's final hours, the president and Congress reached a compromise that achieved a short-term solution but postponed crucial decisions on the debt ceiling, the sequester, and ongoing funding of the federal government. Although many have put forward plans to address such long-term fiscal issues, no solution has been implemented.

While short-term debates will occur, progress is needed on these long-term problems. Until our country is on a sustainable fiscal path, businesses and consumers will remain cautious and job creation will suffer. We cannot continue to have the fiscal "flavor of the month" dominate the policy agenda. This fosters uncertainty and lack of confidence, which are the enemies of the only sure way to prosperity — a strong and growing economy. This is the tide that lifts all boats, and we believe the path to achieving that ought to include the following:

- **Putting the country on a sustainable fiscal path.** This will give confidence to trading partners, creditors, and most important, to consumers and business owners — those who create jobs and invest in this country.
- **Updating and simplifying our antiquated tax code.** Tax policy should promote growth in the U.S.
- **Re-evaluating regulatory burdens.** When I meet with business leaders of companies large and small, I hear stories of the regulatory burdens and "red tape" that get in the way of their doing business, hiring workers, and the like. I am in favor of sound regulations, playing by the rules, level playing fields, and regulators who have the authority to hold wrong-doers accountable. However, we have seen regulations in all industries that have unintended consequences, such as increasing the cost of credit or slowing economic recovery.
- **Promoting the U.S.** We are blessed in this country with huge advantages: an abundance of natural resources, especially energy; the best rule of law; a culture of innovators and entrepreneurs; the best post-secondary schools in the world; and the world's best farmers and manufacturers. The world wants what we produce, and our policies should support that.
- **Immigration reform.** Our nation has always won as a team. We're better together than apart, and I'm encouraged by what I'm hearing out of Washington, D.C., on this topic.

The American spirit is as strong as ever. And Americans will be more confident when we see elected officials working together in a way that supports growth with sensible policies and strategies for fiscal issues, taxes, trade, regulations, and immigration.

In appreciation

In April 2012, Mackey J. McDonald retired from our board of directors after 18 years of service to our company. Mackey served on the boards of two predecessor companies, starting with First Union in 1994 and also with Wachovia Corp. He brought extensive experience from his distinguished career, and we benefited from his pragmatic approach, excellent instincts, and vast experience in various markets and consumer-oriented businesses. This made Mackey an exceptional resource as our company grew and changed. We thank him for his long-standing service and contributions to Wells Fargo, and we wish him all the best.

We welcomed Howard V. "Rick" Richardson to our board of directors as of Jan. 1. Rick is a retired partner of PricewaterhouseCoopers LLP, and we're fortunate to benefit from his more than three decades of experience in a wide range of leadership, audit, and business advisory positions. He serves on the board's Audit and Examination Committee.

We also want to thank all of our stakeholders, including team members, customers, communities, and shareholders. Your confidence in and support of Wells Fargo remind us why we're so excited to serve customers each and every day. And the best part is when we can all celebrate our accomplishments together.

As a result of our combined efforts, millions of customers are better off financially than they were a year ago, communities across the country are more vital, businesses small and large have the financial support and guidance they need to grow, and our economy is showing signs of increased vibrancy due to a housing market on the mend.

2012 was an outstanding year for Wells Fargo's customers, team members, communities, and shareholders. Because, in the end, it all comes down to how well we listen to the needs of all stakeholders and execute in ways that help them succeed.

And that's why we look forward to many more conversations with you.



John G. Stumpf
Chairman, President and Chief Executive Officer
Wells Fargo & Company

Building lifelong relationships one customer at a time.

At Wells Fargo, we look forward to speaking with customers. Whether in person, on the phone, or online, we want to hear what's on your mind—and are eager to explore how we might help.

For Jean Iverson of Spicer, Minnesota, the talk came at a painful time: after her husband, Dr. Paul Iverson, died suddenly in 2010.

The late Dr. Iverson had turned to Wells Fargo after seeing how we managed the retirement plan of the hospital where he was an orthopedic surgeon. The Iversons worked with Christine Kaehler and a team of specialists at Wells Fargo Private Bank to craft a retirement plan. Because Wells Fargo had listened, and crafted a plan for both of them, it was a smooth transition to readjust the plan for Jean alone.

Now she says she is prepared to pursue one of her passions—skiing with her granddaughters, Madeline and McKenzie.

"It's hard enough when you lose a spouse," said Iverson. "To not have to worry about your finances, well, you have no idea."



Jean Iverson with granddaughters
McKenzie (left) and Madeline, Spicer, Minnesota



The bank in your pocket keeps getting better.

Jeremy Husk used to save checks until he had enough to make a trip to the bank. Now, he deposits them quickly and securely using *CEO Mobile®* Deposit.



9.4 million

Wells Fargo has 9.4 million active consumer and business mobile banking customers, and the feature they ask for most is mobile deposit.

Six years ago, koi founder Kathy Peterson of Santa Monica, California, noticed that nurses often carry designer handbags but didn't have designer options when dressing for work. "The scrubs available then were more of a commodity item. I saw the opportunity to do something more fashion-forward, so I jumped on it."

Today, koi is a hit — not just with nurses, but also doctors, veterinarians, and dental hygienists — and her company always is on the lookout for faster, simpler ways to get things done, and mobile banking fits that bill.

Jeremy Husk, executive vice president of Operations at koi, was talking with Relationship Manager Dean Yasuda, who knew about a pilot program for *CEO Mobile* Deposit. "Now when we get a check in," said Husk, "we just whip out the iPhone and take a picture of it, and we're finished. It's great." He estimates that the entire deposit process, from log-in to check acceptance, takes less than 30 seconds.

Saving time is important for this rapidly growing business. Husk said, "While we really like the mobile banking features, it's only one piece of our relationship with Wells Fargo. We need a bank that's going to be flexible as we grow, and Wells Fargo has done that. Our partners there come up with solutions to support our business."

Just one example: Wells Fargo has continued to adjust koi's working capital line over the years to help it grow and meet its specific needs.

Peterson concluded, "Wells Fargo has been really good about keeping in touch, working with us — and listening."

Kathy Peterson and Jeremy Husk, Santa Monica, California



Wells Fargo's Joseph Millhouse with Maria Marquez, San Antonio, Texas

Listening and earning your trust.

When Maria Marquez visited a Wells Fargo banking store with questions about her mortgage, it started a conversation that paid off with a lower payment — and a new friend in Joseph Millhouse.



4.7 million

Since 2009, Wells Fargo has helped 4.7 million customers take advantage of historically low interest rates to refinance their mortgages.

Not all conversations begin smoothly. Maria Marquez of San Antonio, Texas, stopped in a Wells Fargo store with questions about her monthly mortgage payment. She was referred to Home Mortgage Consultant Joseph Millhouse, but was skeptical he could help her. She even joked, "How can you help me when you can't even grow facial hair yet?"

But she quickly saw that Millhouse — who had joined Wells Fargo as a summer intern several years before and worked his way up — was an expert who knew the ins and outs of mortgage products. During their first meeting, she shared the details of her financial situation and what she wanted to accomplish. Millhouse put together a package with options to refinance her mortgage and reduce her monthly payments.

He kept in touch with her throughout the process. "Once we obtained the loan approval," he said, "I called her right away to share the news."

Now Marquez is putting away additional cash each month for retirement savings.

"I was treated with dignity and respect and was always encouraged whenever I got discouraged," she said. "Joseph and the mortgage processor who helped with my loan make a great team. They patiently dealt with me throughout the process."

Millhouse joined the company through an internship program that gives diverse college students exposure to the mortgage industry and Wells Fargo. He said, "I love helping customers. You quickly realize that what you're really doing is assisting them with one of the biggest and most important financial transactions they're likely to experience in a lifetime — paying for a home."



Global reach, local team.

U.S.-based manufacturing company MAT Holdings needed help with financing as well as support for its global operations. By working with Wells Fargo, the company and its CEO, Steve Wang, now have the support to seek out possibilities for further expansion.



37 countries

With a presence in 37 countries, Wells Fargo serves the needs of businesses across all segments. Wells Fargo also serves more than 3,000 banks in 130 countries, 48 central banks, and a variety of multilateral organizations.

MAT Holdings, based in Long Grove, Illinois, manufactures and distributes products for home improvement centers and the automotive industry. CEO Steve Wang began working with Wells Fargo in 2006 based on a recommendation from another company. Since then, MAT Holdings has grown its relationship with Wells Fargo, including a recent acquisition made possible with increased credit.

"The big difference is that Wells Fargo works *with* my teams instead of telling us 'no' or telling us we have to do things a certain way," said Wang. "Wells Fargo supports my team on daily activities so I can focus on global growth opportunities. That gives me a confidence level I never had before."

MAT Holdings has 11 locations in the U.S. and 27 locations in Europe, India, China, and Vietnam. "We use Wells Fargo for a variety of international business services, including foreign exchange, trade letters of credit, and financing our global operations," said Wang.

Relationship Manager Rosalie Hawley said, "As Wells Fargo grows our international capabilities, we've been talking with MAT Holdings about other ways we can assist. Ultimately, the goal is to give them and all our customers with international needs the same level of excellent service they receive in the U.S."

Wells Fargo's Betty Latson (left), Rosalie Hawley, and Peter Gates (right) with Steve Wang, Long Grove, Illinois


Leonard Burch, Charlotte, North Carolina

Knowing small businesses *inside and out.*

In the highly competitive commercial heating and air conditioning business, Leonard Burch says regular dialogue with Wells Fargo helps him weather the economic storms — and continue growing.



No. 1

Wells Fargo has been the No. 1 small business lender based on total dollar volume in the U.S. for 10 years.

Elderly residents in an affordable-housing building will live more comfortably because of the heating and air conditioning system installed by Leonard Burch and his company, Superior Mechanical Systems of Charlotte, North Carolina.

Every part of Strawn Tower's heating and cooling system as well as the installation — from recycled materials to eco-friendly cleaning solutions — is green. The project is just one example of the growth Superior Mechanical Systems has enjoyed since Burch turned to Wells Fargo for financial guidance eight years ago. At that time, he had three employees and an average project size of $50,000. Today he employs 70 people and averages more than $4 million per project.

Despite a challenging economic environment, the business is thriving. And Superior's relationship with Wells Fargo has grown to include cash management services, retirement plan administration, direct deposit, real estate lending, and more.

Burch said financing from Wells Fargo allowed him to build an annex to his headquarters. "Along with our line of credit, it means we can buy what we need for projects very quickly, store it on-site, and move immediately on new business."

What he values most is a financial review with the Wells Fargo team, organized twice a year by Business Banking's Lain Reavis. Burch and his accountant use that opportunity to plot business strategy: "With the plan we've developed from these conversations, we can monitor our strengths and weaknesses, stay on track, and continue to serve our customers," Burch said.

He concluded, "Lain and Wells Fargo understand me and my business. They are part of my team."


Juanita Soranno, New York, New York

Building a future, together.

After turning to Wells Fargo to help pay for college, Juanita Soranno came back for advice on the best way to pay off her student loan, and then landed a job with Wells Fargo.



No. 2

Wells Fargo is the No. 2 provider of private student loans.

When Juanita Soranno was accepted to San Francisco State University, it was a tossup over who was most excited: her or her grandmother (and namesake), Juanita Ramos, who lived in San Francisco. Ramos was happy to have her granddaughter close — and also knew where to turn for advice on paying for college: the local Wells Fargo Mission Ocean store, where Ramos was a loyal customer.

"The personal banker there explained to us how Wells Fargo could help me achieve my goals," said Soranno, who qualified for a student loan. "Later, Wells Fargo also advised me on planning to prepay interest before the loan was due and gave me ideas on how I could pay down debt with money I earned while working part time."

Soranno took the advice to heart, and even applied for a part-time teller role at Wells Fargo — the same store where her grandmother banked. Upon graduating, she moved to New York as a lead teller at the Seventh and 39th Street store, and eventually became assistant to the Community Banking president of Metro New York.

"Over the years, the resources and service I received as a customer and a team member have been excellent," she concluded. "I am thrilled that I received good advice and continue to take advantage of the expertise all around us at Wells Fargo."

Working side by side to create a thriving community.

Part of helping customers succeed financially is supporting thousands of communities and all their varied priorities.

Our focus is on helping communities and their residents succeed in the long term. So, we reach out. We listen. We remain open to feedback. The very best conversations lead to practical, sustainable solutions that make a difference.

Sometimes that means getting our hands a little dirty. In Renton, Washington, Wells Fargo volunteers like Esther Lee support Seattle University's Urban Farm, which donates all of its produce to food banks in the Puget Sound region. Located on a wastewater treatment site, the farm planted its first crops in January 2011. Michael Boyle, a professor in the university's Environmental Studies Program, helps manage the farm.

With the urging of Wells Fargo team members, the Urban Farm applied for and was awarded a $100,000 environmental grant from Wells Fargo, and volunteers from a Wells Fargo Green Team regularly spend time weeding, planting, watering, and harvesting. With that help, in its second year the farm doubled production of broccoli, spinach, beans, tomatoes, and other produce to 14,000 pounds in 2012.



Wells Fargo's Esther Lee with
Professor Michael Boyle, Renton, Washington



Idania Remon with Wells Fargo's
Jaime Yepes, Tampa, Florida

Revitalizing communities *one neighbor at a time.*

Idania Remon was able to buy a home with the help of a "Lift" — a down payment assistance grant offered through Wells Fargo's *NeighborhoodLIFT*℠ program.



more than 1,600

The Wells Fargo ***NeighborhoodLIFT*** *and* ***CityLIFT***℠ *programs have already helped more than 1,600 potential homebuyers become homeowners.*

Idania Remon of Tampa, Florida, immigrated to the U.S. from Cuba 10 years ago with her husband and two children. She got a job as a machine operator in a sports apparel manufacturing company and began working with Wells Fargo to establish credit. When she was interested in buying a home, she talked to Home Mortgage Consultant Jaime Yepes.

Yepes said, "I really wanted to help, but like many first-time homebuyers, Idania couldn't find a house that she could afford. I told her I would keep in touch if anything came along that could help."

Enter *NeighborhoodLIFT*, a program in which Wells Fargo provides down payment assistance grants, homebuyer assistance and education, and housing counselor support in partnership with *NeighborWorks*® America and local nonprofits. Through the *LIFT* programs, Wells Fargo has committed $170 million for 20 areas in need of help across the country.

The *NeighborhoodLIFT* program came about during the prolonged housing downturn when community leaders told Wells Fargo they needed extra help to turn the corner. The *NeighborhoodLIFT* program aids in stabilizing some of the hardest-hit communities. Every two-day event includes tours of affordable homes, home-buying education for attendees, and one-on-one meetings with Home Mortgage consultants.

When the *NeighborhoodLIFT* program came to Tampa, Yepes invited Remon to attend, and she was approved on the spot for a $15,000 grant to help buy a home.

"I was ready to buy a home but just needed a bit of help," said Remon. "It would have taken me years to save up the down payment. The *NeighborhoodLIFT* program changed my life."

We focus on investing our resources in the areas our team members, customers, and communities tell us they care about most. Here are a few highlights from our five strategic areas, and we invite you to read our 2012 Corporate Social Responsibility Interim Report to learn more.

Community investment

We provide human and financial resources to help build strong communities.

Philanthropy
Invested $315.8 million in 19,500 nonprofits



- Community development: 46%
- Education: 24%
- Human services: 17%
- Arts & culture: 5%
- Civic: 5%
- Environment: 3%

Community development loans & investments

$3.6 *billion in 2011*

$7.0 *billion in 2012*

Environmental stewardship

We focus on integrating environmental mindfulness into our products, services, and operations.

Environmental grants

$4.4 *million in 2011*

$8.0 *million in 2012*

Environmental loans & investments

More than

$6 billion

in environmental financing in 2012

Product and service responsibility

We offer all customers responsible financial advice and solutions for now and the future.

Homeownership

1,600 new homeowners helped with

$27 million

in down payment assistance through 16 Wells Fargo LIFT programs launched in 2012

Small business lending

$16 billion

in new loan commitments to small businesses across the U.S. in 2012

Team member engagement

We support our team members professionally, financially, and personally.

Team member giving

$79 million

in donations pledged in 2012

Volunteerism

1.5 *million hours in 2012*

Ethical business practices

We ensure all business functions run responsibly and ethically.

Training

99.96%

of eligible team members completed the Code of Ethics and Business Conduct annual training in 2012

To learn more
Download our 2012 Corporate Social Responsibility Interim Report at www.wellsfargo.com/about/csr/reports/



Board of Directors



John D. Baker II *1, 2, 3*
Executive Chairman
Patriot Transportation Holding, Inc.
Jacksonville, Florida
(Transportation, real estate management)



Elaine L. Chao *3, 4*
Distinguished Fellow
The Heritage Foundation
Washington, D.C.
(Educational and research organization)



John S. Chen *6*
Retired Chairman, CEO
Sybase, Inc.
Dublin, California
(Computer software)



Lloyd H. Dean *2, 5, 6, 7*
President, CEO
Dignity Health
San Francisco, California
(Healthcare)



Susan E. Engel *3, 4, 6*
Chief Executive Officer
Portero, Inc.
New York, New York
(Online luxury retailer)



Enrique Hernandez Jr. *1, 2, 4, 7*
Chairman, CEO
Inter-Con Security Systems, Inc.
Pasadena, California
(Security services)



Donald M. James *4, 6*
Chairman, CEO
Vulcan Materials Company
Birmingham, Alabama
(Construction materials)



Cynthia H. Milligan *2, 3, 5, 7*
Dean Emeritus
College of Business Administration
University of Nebraska – Lincoln, Nebraska
(Higher education)



Nicholas G. Moore *1, 3, 7*
Retired Global Chairman
PricewaterhouseCoopers
New York, New York
(Accounting)



Federico F. Peña *1, 5*
Senior Advisor
Vestar Capital Partners
Denver, Colorado
(Private equity)



Philip J. Quigley *1, 3, 5*
Retired Chairman, President, CEO
Pacific Telesis Group
San Francisco, California
(Telecommunications)



Howard V. Richardson *1*
Retired Partner
PricewaterhouseCoopers
New York, New York
(Accounting)



Judith M. Runstad *2, 3, 4, 7*
Of Counsel
Foster Pepper PLLC
Seattle, Washington
(Law firm)



Stephen W. Sanger * *5, 6, 7*
Retired Chairman, CEO
General Mills, Inc.
Minneapolis, Minnesota
(Packaged foods)



John G. Stumpf
Chairman, President, CEO
Wells Fargo & Company



Susan G. Swenson *1, 5*
Retired President, CEO
Sage Software – North America
Irvine, California
(Business software and services supply)

Standing Committees

1. *Audit and Examination*
2. *Corporate Responsibility*
3. *Credit*
4. *Finance*
5. *Governance and Nominating*
6. *Human Resources*
7. *Risk*

* *Lead Director*

Executive Officers, Corporate Staff

John G. Stumpf, Chairman, President and CEO *

Paul R. Ackerman, Treasurer
Caryl J. Athanasiu, Chief Operational Risk Officer
Anthony R. Augliera, Corporate Secretary
Patricia R. Callahan, Chief Administrative Officer *
Jon R. Campbell, Government and Community Relations
David M. Carroll, Wealth, Brokerage and Retirement *
Donald E. Dana, Corporate Properties
Hope A. Hardison, Human Resources
Michael J. Heid, Home Lending *
Bruce E. Helsel, Corporate Development
David A. Hoyt, Wholesale Banking *
David M. Julian, Chief Auditor
Richard D. Levy, Controller *
Michael J. Loughlin, Chief Risk Officer *
Avid Modjtabai, Consumer Lending *
Jamie Moldafsky, Chief Marketing Officer
Kevin D. Oden, Chief Market and Institutional Risk Officer
Kevin A. Rhein, Chief Information Officer *
Joseph J. Rice, Chief Credit Officer
James H. Rowe, Investor Relations
Eric D. Shand, Chief Loan Examiner
Timothy J. Sloan, Chief Financial Officer *
James M. Strother, General Counsel *
Oscar Suris, Corporate Communications
Carrie L. Tolstedt, Community Banking *

* *"Executive officers" according to Securities and Exchange Commission rules*

Senior Business Leaders

COMMUNITY BANKING

Group Head

Carrie L. Tolstedt

Business Banking Group

Hugh C. Long

David L. Pope, Business Banking Sales and Service

Debra B. Rossi, Merchant Services

David J. Rader, SBA Lending

Deposit Products Group

Kenneth A. Zimmerman

Daniel I. Ayala, Global Remittance Services

Edward M. Kadletz, Debit and Prepaid Products

Customer Connection

Diana L. Starcher

Digital Channels Group

James P. Smith

Regional Banking

Regional Presidents

Paul W. "Chip" Carlisle, Southwest

John T. Gavin, Dallas-Fort Worth

Glenn V. Godkin, Houston

Lisa J. Riley, New Mexico/Western Border

Jeffrey Schumacher, Central Texas

Kenneth A. Telg, Greater Texas

Thomas W. Honig, Mountain Midwest

Mary Bell, Indiana, Ohio

Fred Bertoldo, Wisconsin, Michigan, Chicago

Nathan E. Christian, Colorado

Scott Johnson, Iowa, Illinois

Kirk L. Kellner, Kansas, Missouri, Nebraska

Timothy S. Kugler, Wyoming

David R. Kvamme, Minnesota

Daniel P. Murphy, North Dakota, South Dakota

Joy N. Ott, Montana

Gerrit van Huisstede, Western Mountain

Kirk V. Clausen, Nevada

Pamela M. Conboy, Arizona

Joseph C. Everhart, Alaska

Don M. Melendez, Idaho

Greg A. Winegardner, Utah

Patrick G. Yalung, Washington

Laura A. Schulte, Eastern

Shelley Freeman, Florida

Scott M. Coble, North Florida

Carl A. Miller, Jr., Greater Gulf Coast

Frank Newman III, South Florida

Larisa F. Perry, Central Florida

Darryl G. Harmon, Southeast

Michael S. Donnelly, Atlanta

Glen M. Kelley, Greater Georgia

Leigh Vincent Collier, Mid-South

Pete Jones, Mid-Atlantic

Andrew M. Bertamini, Maryland

Timothy A. Butturini, Greater Virginia

Michael L. Golden, Greater Washington, D.C.

Deborah E. O'Donnell, Western Virginia

Stanhope A. Kelly, Carolinas

Kendall K. Alley, Charlotte

Jack O. Clayton, Triangle/Eastern North Carolina

Leslie L. Hayes, Western/Triad North Carolina

Forrest R. (Rick) Redden III, South Carolina

Michelle Y. Lee, Northeast

Lucia DiNapoli Gibbons, Northern New Jersey

Joseph F. Kirk, New York and Connecticut

Vincent J. Liuzzi III, Greater Philadelphia, Delaware

Gregory S. Redden, Greater Pennsylvania

Brenda K. Ross-Dulan, Southern New Jersey

Lisa J. Stevens, West Coast

Michael F. Billeci, San Francisco Bay Area

James W. Foley, Greater Bay Area

David A. Galasso, Northern and Central California

Donald J. Pearson, Oregon

John K. Sotoodeh, Los Angeles Metro, Orange County

Kim M. Young, Southern California

Marc Bernstein, Enterprise Small Business Segment

Todd Reimringer, Business Payroll Services

CONSUMER LENDING

Group Head

Avid Modjtabai

Consumer Credit Solutions

Thomas A. Wolfe

Dan Abbott, Retail Services

Beverly J. Anderson, Consumer Financial Services

Ruben O. Avilez, Strategic Auto Investments

Jerry G. Bowen, Commercial Auto

Dawn M. Martin Harp, Dealer Services

John P. Rasmussen, Education Financial Services

Home Lending

Michael J. Heid

Bradley W. Blackwell, Portfolio Lending

Franklin R. Codel, Mortgage Production

Mary C. Coffin, Performing Servicing

Michael J. DeVito, Default Servicing

John P. Gibbons, Capital Markets

WEALTH, BROKERAGE AND RETIREMENT

Group Head

David M. Carroll

Christine A. Deakin, Business Services

Daniel J. Ludeman, Wells Fargo Advisors

John M. Papadopulos, Retirement

James P. Steiner, Abbot Downing

Jay S. Welker, Wealth Management

WHOLESALE BANKING

Group Head

David A. Hoyt

Asset Management Group

Michael J. Niedermeyer

Robert W. Bissell, Wells Capital Management

Thomas K. Hoops, Affiliated Managers

Karla M. Rabusch, Wells Fargo Funds Management, LLC

Commercial Banking

Perry G. Pelos

John C. Adams, Northern Region

Mary A. Knell, Washington Division

Tim M. Billerbeck, Business Development

Dave R. Golden, Mountain Division

Lisa N. Johnson, Midwest Division

Paul D. Kalsbeek, Southern Region

Rich J. Kerbis, Commercial Banking Credit

John P. Manning, Greater Los Angeles Division

Laura S. Oberst, Central Division

Rob C. Yraceburu, Southern California Division

Carlos E. Evans, Eastern Region

Jim E. Fitzgerald, Northeast Division

Stan F. Gibson, Carolinas Division

Howard M. Halle, Florida Division

Marybeth S. Howe, Great Lakes Division

Larry M. Levy, Mid-Atlantic Division

Susanne Svizeny, Pennsylvania, Delaware Division

Commercial Real Estate

Mark L. Myers

Charles H. "Chip" Fedalen, Institutional and Metro Markets Group

Christopher J. Jordan, Hospitality Finance Group

Robin W. Michel, Regional Private Markets Group

William A. Vernon, Real Estate Merchant Banking

Corporate Banking Group

J. Michael Johnson

J. Nicholas Cole, Wells Fargo Restaurant Finance

James D. Heinz, U.S. Corporate Banking

Kyle G. Hranicky, Energy Group

John R. Hukari, Equity Funds Group

Jay J. Kornmayer, Gaming Division

Brian J. Van Elslander, Financial Sponsors Group

Daniel P. Weiler, Financial Institutions Group; Power and Utilities Group

Insurance Group

Laura Schupbach

Kevin M. Brogan, National Product and Special Risk Group

Michael P. Day, Rural Community Insurance Services, Inc.

Anne J. Doss, Personal and Small Business Insurance

Ken Fraser, National Product and Special Risk Group

Scott R. Isaacson, Insurance Strategy Group

Kevin T. Kenny, Insurance Brokerage and Consulting

H. David Wood, Insurance Operations Group

International Group

Richard Yorke

Rajnish Bharadwaj, Cross Border Governance

Peter P. Connolly, Global Transaction Banking

James C. Johnston, EMEA Regional President

Chris G. Lewis, Global Trade Services

John V. Rindlaub, Asia Pacific Regional President

Sanjiv S. Sanghvi, Global Banking Group

Charles H. Silverman, Global Financial Institutions

Specialized Lending, Servicing and Trust

J. Edward Blakey

Brian Bartlett, Corporate Trust Services

Joseph R. Becquer, Commercial Mortgage Servicing

Julie Caperton, Asset Backed Finance

Lesley A. Eckstein, Community Lending and Investment

Douglas J. Mazer, Commercial Mortgage Origination

John M. McQueen, Wells Fargo Equipment Finance, Inc.

Alan Wiener, Multi-family Housing

Wells Fargo Capital Finance

Henry K. Jordan

Scott R. Diehl, Industries Group

Jim Dore, Commercial and Retail Finance

Guy K. Fuchs, Corporate Finance

Wells Fargo Securities

John R. Shrewsberry

Walter Dolhare and Tim Mullins, Markets Division

Robert Engel and Jonathan Weiss, Investment Banking and Capital Markets

Benjamin V. Lambert and Roy March, Eastdil Secured, LLC

Diane Schumaker-Krieg, Research and Economics

Phil D. Smith, Government and Institutional Banking

George Wick, Principal Investments

Wholesale Credit

David Weber

Robert W. Belson, Wholesale Banking

Adam B. Davis, Chief Credit Officer Real Estate

David B. Marks, Chief Credit Officer Corporate Banking

Kevin J. Martin, Group Compliance and Operational Risk Officer

William J. Mayer, Chief Credit Officer Commercial Banking/Wells Fargo Capital Finance/Equipment Finance

Kenneth C. McCorkle, AgriBusiness

Barry Neal, Environmental Finance

Michael P. Sadilek, Loan Workout

Wholesale Services

Stephen M. Ellis

Michael J. Kennedy, Payment Strategies

Daniel C. Peltz, Treasury Management Group

Wells Fargo & Company 2012 Financial Report

This Annual Report, including the Financial Review and the Financial Statements and related Notes, contains forward-looking statements, which may include forecasts of our financial results and condition, expectations for our operations and business, and our assumptions for those forecasts and expectations. Do not unduly rely on forward-looking statements. Actual results may differ materially from our forward-looking statements due to several factors. Factors that could cause our actual results to differ materially from our forward-looking statements are described in this Report, including in the "Forward-Looking Statements" and "Risk Factors" sections in this Report, and in the "Regulation and Supervision" section of our Annual Report on Form 10-K for the year ended December 31, 2012 (2012 Form 10-K).

When we refer to "Wells Fargo," "the Company," "we," "our" or "us" in this Report, we mean Wells Fargo & Company and Subsidiaries (consolidated). When we refer to the "Parent," we mean Wells Fargo & Company. When we refer to "legacy Wells Fargo," we mean Wells Fargo excluding Wachovia Corporation (Wachovia). See the Glossary of Acronyms at the end of this Report for terms used throughout this Report.

Financial Review

Overview

Wells Fargo & Company is a nationwide, diversified, community-based financial services company with $1.4 trillion in assets. Founded in 1852 and headquartered in San Francisco, we provide banking, insurance, investments, mortgage, and consumer and commercial finance through more than 9,000 stores, 12,000 ATMs and the Internet (wellsfargo.com), and we have offices in more than 35 countries to support our customers who conduct business in the global economy. With more than 265,000 active, full-time equivalent team members, we serve one in three households in the United States and ranked No. 26 on *Fortune's* 2012 rankings of America's largest corporations. We ranked fourth in assets and first in the market value of our common stock among all U.S. banks at December 31, 2012.

Our vision is to satisfy all our customers' financial needs, help them succeed financially, be recognized as the premier financial services company in our markets and be one of America's great companies. Our primary strategy to achieve this vision is to increase the number of our products our customers utilize and to offer them all of the financial products that fulfill their needs. Our cross-sell strategy, diversified business model and the breadth of our geographic reach facilitate growth in both strong and weak economic cycles, as we can grow by expanding the number of products our current customers have with us, gain new customers in our extended markets, and increase market share in many businesses.

Financial Performance

We generated strong financial results in 2012 even with regulatory changes and an uncertain economic and political environment. We had higher net income and revenue, solid loan and deposit growth, an improved efficiency ratio and improved credit quality in 2012 compared with 2011. Our 2012 results reflected our resolution of mortgage origination, servicing, and foreclosure matters with various regulators and government entities; Super Storm Sandy, which impacted many of our customers in the northeast; and new regulatory guidance that affected our credit metrics. Our return on average assets of 1.41% was up 16 basis points from 2011, the highest it has been in five years, and our return on equity increased to 12.95%, up 102 basis points from 11.93% for 2011.

Wells Fargo net income was $18.9 billion and our diluted earnings per common share was $3.36 for 2012, each up 19% from 2011. Our earnings per share have grown for 12 consecutive quarters through the end of 2012. The increase in our net income for 2012 over 2011 was driven by a 6% increase in total revenue and the benefit of improving our efficiency ratio to 58.5% from 61.0% in 2011.

Our total revenue increased to $86.1 billion in 2012, up $5.1 billion, or 6%, from 2011. The 6% revenue increase predominantly reflected the diversity of our business model and included:

- $3.8 billion increase in mortgage banking income as discussed below;
- $693 million increase in net gains from trading activities, a major portion resulting from customer accommodations; and
- $586 million increase in trust and investment fee income due to growth in assets under management reflecting higher market values and net asset inflows as well as transaction activity on volume-driven fees.

Mortgage banking income increased due to higher net gains on higher mortgage loan origination/sales activities reflecting increased margins and a lower interest rate environment for 2012 compared with 2011. Our mortgage loan originations in 2012 totaled $524 billion (of which we retained $19.4 billion in conforming loans on balance sheet), compared with $357 billion in 2011. Our unclosed mortgage loan pipeline was $81 billion at December 31, 2012, up 13% from $72 billion at the end of 2011.

Noninterest expense totaled $50.4 billion in 2012, up from $49.4 billion in 2011. The increase from 2011 reflected elevated operating losses and other costs due to mortgage servicing regulatory consent orders, a $175 million settlement with the Department of Justice that resolved claims related to mortgage lending practices, a $766 million accrual for the Independent Foreclosure Review (IFR) settlement and other remediation-related costs, and a $250 million contribution to the Wells Fargo Foundation. In addition, our expenses in 2012 were also driven by additional revenue opportunities from mortgage banking volume and other revenue generating activities. Because pursuing revenue opportunities can increase expenses, we believe our efficiency ratio, which measures our noninterest expense as a percentage of total revenue, is an appropriate measure of our expense management efforts. We improved our efficiency ratio by 250 basis points to 58.5% for 2012 compared to 61.0% for 2011. While we have made progress on improving our efficiency, we believe our expenses are still too high and we will continue to focus on opportunities to reduce expenses that do not impact our ability to grow revenue. We have targeted an efficiency ratio of 55 to 59%, and our efficiency ratio of 58.5% in 2012 was within this target range. Although our quarterly efficiency ratio may vary due to cyclical or seasonal factors, we believe we are well positioned to remain within our targeted range in 2013.

Our total assets grew 8% in 2012 to $1.4 trillion, funded largely by strong deposit growth. Our core deposits grew $73.1 billion ($67.2 billion on average) or 8% in 2012. The predominant areas of asset growth were in short-term investments, which increased $92.9 billion, and loans, which increased $29.9 billion. Our loan growth represented core loan growth of $47.7 billion (including retention of $19.4 billion of 1-4 family conforming first mortgage production on the balance sheet), partially offset by the planned runoff in our non-strategic/liquidating loan portfolio of $17.8 billion. We also increased securities available for sale by $12.6 billion in 2012 as rates rose and yields became more attractive.

Credit Quality

Credit quality continued to improve during 2012 as the overall financial condition of businesses and consumers strengthened and the housing market in many areas of the nation improved. The improvement in our credit portfolio was also due in part to the continued decline in balances in our non-strategic/liquidating loan portfolios, which have declined $96.3 billion since the beginning of 2009, and totaled $94.6 billion at December 31, 2012.

Our reported credit metrics in 2012 improved even though they were adversely affected by guidance issued by bank regulators in first quarter 2012 relating to junior lien mortgages (Interagency guidance) and guidance issued by the Office of the Comptroller of the Currency (OCC) in third quarter 2012 relating to loans discharged in bankruptcy (OCC guidance). The Interagency guidance requires junior lien mortgages to be placed on nonaccrual status if the related first lien mortgage is nonaccruing. The OCC guidance requires consumer loans discharged in bankruptcy to be written down to net realizable collateral value (fair value of collateral less estimated costs to sell) and classified as nonaccrual troubled debt restructurings (TDRs), regardless of their delinquency status. The Interagency guidance increased our nonperforming assets by $960 million as of December 31, 2012. The OCC guidance increased nonperforming assets by $1.8 billion as of December 31, 2012, and increased loan charge-offs by $888 million for 2012. Including the combined adverse effect of the new junior lien and bankruptcy regulatory guidance:

- net charge-offs were $9.0 billion in 2012 (1.17% of average loans) compared with $11.3 billion in 2011 (1.49% of average loans);
- nonperforming assets were $24.5 billion at December 31, 2012, down from $26.0 billion at December 31, 2011; and
- loans 90 days or more past due and still accruing (excluding government insured/guaranteed loans) were $1.4 billion at December 31, 2012, compared with $2.0 billion at December 31, 2011.

Our $7.2 billion provision for credit losses in 2012, which was $682 million less than 2011, incorporated an estimate for losses attributable to Super Storm Sandy, which occurred during the last week of October 2012. The provision for 2012 was $1.8 billion lower than net loan charge-offs due to continued strong credit performance.

Capital

Total equity increased $17.2 billion in 2012 to $158.9 billion and our Tier I common equity totaled $109.0 billion under Basel I, or 10.12% of risk-weighted assets. Our other capital ratios also remained strong with a Tier 1 risk-based capital ratio of 11.75%, total risk-based capital ratio of 14.63% and Tier 1 leverage ratio of 9.47% at December 31, 2012, compared with 11.33%, 14.76% and 9.03%, respectively, at December 31, 2011.

We increased our common stock dividend by 83%, and for 2012, paid dividends of $0.88 per common share and repurchased approximately 120 million shares of common stock. During fourth quarter 2012 we also entered into a $200 million private forward repurchase contract to repurchase approximately 6 million shares that is expected to settle in first quarter 2013.

Table 1: Six-Year Summary of Selected Financial Data (1)

(in millions, except per share amounts)	2012	2011	2010	2009	2008	2007	% Change 2012/ 2011	Five-year compound growth rate
Income statement								
Net interest income	$ **43,230**	42,763	44,757	46,324	25,143	20,974	**1 %**	**16**
Noninterest income	**42,856**	38,185	40,453	42,362	16,734	18,546	**12**	**18**
Revenue	**86,086**	80,948	85,210	88,686	41,877	39,520	**6**	**17**
Provision for credit losses	**7,217**	7,899	15,753	21,668	15,979	4,939	**(9)**	**8**
Noninterest expense	**50,398**	49,393	50,456	49,020	22,598	22,746	**2**	**17**
Net income before noncontrolling interests	**19,368**	16,211	12,663	12,667	2,698	8,265	**19**	**19**
Less: Net income from noncontrolling interests	**471**	342	301	392	43	208	**38**	**18**
Wells Fargo net income	**18,897**	15,869	12,362	12,275	2,655	8,057	**19**	**19**
Earnings per common share	**3.40**	2.85	2.23	1.76	0.70	2.41	**19**	**7**
Diluted earnings per common share	**3.36**	2.82	2.21	1.75	0.70	2.38	**19**	**7**
Dividends declared per common share	**0.88**	0.48	0.20	0.49	1.30	1.18	**83**	**(6)**
Balance sheet (at year end)								
Securities available for sale	$ **235,199**	222,613	172,654	172,710	151,569	72,951	**6 %**	**26**
Loans	**799,574**	769,631	757,267	782,770	864,830	382,195	**4**	**16**
Allowance for loan losses	**17,060**	19,372	23,022	24,516	21,013	5,307	**(12)**	**26**
Goodwill	**25,637**	25,115	24,770	24,812	22,627	13,106	**2**	**14**
Assets	**1,422,968**	1,313,867	1,258,128	1,243,646	1,309,639	575,442	**8**	**20**
Core deposits (2)	**945,749**	872,629	798,192	780,737	745,432	311,731	**8**	**25**
Long-term debt	**127,379**	125,354	156,983	203,861	267,158	99,393	**2**	**5**
Wells Fargo stockholders' equity	**157,554**	140,241	126,408	111,786	99,084	47,628	**12**	**27**
Noncontrolling interests	**1,357**	1,446	1,481	2,573	3,232	286	**(6)**	**37**
Total equity	**158,911**	141,687	127,889	114,359	102,316	47,914	**12**	**27**

(1) The Company acquired Wachovia Corporation (Wachovia) on December 31, 2008. Because the acquisition was completed on December 31, 2008, Wachovia's results are included in the income statement, average balances and related metrics beginning in 2009. Wachovia's assets and liabilities are included in the consolidated balance sheet beginning on December 31, 2008.

(2) Core deposits are noninterest-bearing deposits, interest-bearing checking, savings certificates, certain market rate and other savings, and certain foreign deposits (Eurodollar sweep balances).

Table 2: Ratios and Per Common Share Data

	Year ended December 31,		
	2012	2011	2010
Profitability ratios			
Wells Fargo net income to average assets (ROA)	**1.41 %**	1.25	1.01
Wells Fargo net income applicable to common stock to average Wells Fargo common stockholders' equity (ROE)	**12.95**	11.93	10.33
Efficiency ratio (1)	**58.5**	61.0	59.2
Capital ratios			
At year end:			
Wells Fargo common stockholders' equity to assets	**10.23**	9.87	9.41
Total equity to assets	**11.17**	10.78	10.16
Risk-based capital (2)			
Tier 1 capital	**11.75**	11.33	11.16
Total capital	**14.63**	14.76	15.01
Tier 1 leverage (2)	**9.47**	9.03	9.19
Tier 1 common equity (3)	**10.12**	9.46	8.30
Average balances:			
Average Wells Fargo common stockholders' equity to average assets	**10.36**	9.91	9.17
Average total equity to average assets	**11.27**	10.80	9.96
Per common share data			
Dividend payout (4)	**26.2**	17.0	9.0
Book value	**$ 27.64**	24.64	22.49
Market price (5)			
High	**36.60**	34.25	34.25
Low	**27.94**	22.58	23.02
Year end	**34.18**	27.56	30.99

(1) The efficiency ratio is noninterest expense divided by total revenue (net interest income and noninterest income).
(2) See Note 26 (Regulatory and Agency Capital Requirements) to Financial Statements in this Report for additional information.
(3) See the "Capital Management" section in this Report for additional information.
(4) Dividends declared per common share as a percentage of earnings per common share.
(5) Based on daily prices reported on the New York Stock Exchange Composite Transaction Reporting System.

Earnings Performance

Wells Fargo net income for 2012 was $18.9 billion ($3.36 diluted earnings per common share), compared with $15.9 billion ($2.82 diluted per share) for 2011 and $12.4 billion ($2.21 diluted per share) for 2010. Our 2012 earnings reflected strong execution of our business strategy and growth in many of our businesses. The key drivers of our financial performance in 2012 were net interest and fee income growth, diversified sources of fee income, a diversified loan portfolio and strong underlying credit performance.

Revenue, the sum of net interest income and noninterest income, was $86.1 billion in 2012, compared with $80.9 billion in 2011 and $85.2 billion in 2010. In 2012, net interest income of $43.2 billion represented 50% of revenue, compared with $42.8 billion (53%) in 2011 and $44.8 billion (53%) in 2010. The increase in revenue for 2012 was due to strong growth in noninterest income, predominantly from mortgage banking.

Noninterest income was $42.9 billion in 2012, representing 50% of revenue, compared with $38.2 billion (47%) in 2011 and $40.5 billion (47%) in 2010. The increase in 2012 was driven predominantly by a 49% increase in mortgage banking income due to increased net gains on mortgage loan origination/sales activities, but also included higher trust and investment and other fees on higher retail brokerage asset-based fees and strong investment banking activity. Mortgage loan originations were $524 billion in 2012, up from $357 billion a year ago.

Noninterest expense was $50.4 billion in 2012, compared with $49.4 billion in 2011 and $50.5 billion in 2010. Noninterest expense as a percentage of revenue (efficiency ratio) was 58.5% in 2012, 61.0% in 2011 and 59.2% in 2010, reflecting our expense management efforts and revenue growth in 2012. The increase in noninterest expense from the prior year was due to increased revenue generating activities and elevated operating losses and other costs associated with mortgage servicing regulatory consent orders, the IFR settlement, additional remediation-related costs and the contribution to the Wells Fargo Foundation.

Table 3 presents the components of revenue and noninterest expense as a percentage of revenue for year-over-year results.

Table 3: Net Interest Income, Noninterest Income and Noninterest Expense as a Percentage of Revenue

								Year ended December 31,
(in millions)		2012	% of revenue		2011	% of revenue		2010	% of revenue
Interest income									
Trading assets	$	1,380	2 %	$	1,463	2 %	$	1,121	1 %
Securities available for sale		8,757	10		9,107	11		10,236	12
Mortgages held for sale (MHFS)		1,825	2		1,644	2		1,736	2
Loans held for sale (LHFS)		41	-		58	-		101	-
Loans		36,517	42		37,302	46		39,808	47
Other interest income		587	1		548	1		437	1
Total interest income		49,107	57		50,122	62		53,439	63
Interest expense									
Deposits		1,727	2		2,275	3		2,832	3
Short-term borrowings		94	-		94	-		106	-
Long-term debt		3,110	4		3,978	5		4,888	6
Other interest expense		245	-		316	-		227	-
Total interest expense		5,176	6		6,663	8		8,053	9
Net interest income (on a taxable-equivalent basis)		43,931	51		43,459	54		45,386	54
Taxable-equivalent adjustment		(701)	(1)		(696)	(1)		(629)	(1)
Net interest income (A)		43,230	50		42,763	53		44,757	53
Noninterest income									
Service charges on deposit accounts		4,683	5		4,280	5		4,916	6
Trust and investment fees (1)		11,890	14		11,304	14		10,934	12
Card fees		2,838	3		3,653	5		3,652	4
Other fees (1)		4,519	5		4,193	5		3,990	5
Mortgage banking (1)		11,638	14		7,832	10		9,737	11
Insurance		1,850	2		1,960	2		2,126	2
Net gains from trading activities		1,707	2		1,014	1		1,648	2
Net gains (losses) on debt securities available for sale		(128)	-		54	-		(324)	-
Net gains from equity investments		1,485	2		1,482	2		779	1
Operating leases		567	1		524	1		815	1
Other		1,807	2		1,889	2		2,180	3
Total noninterest income (B)		42,856	50		38,185	47		40,453	47
Noninterest expense									
Salaries		14,689	17		14,462	18		13,869	16
Commission and incentive compensation		9,504	11		8,857	11		8,692	10
Employee benefits		4,611	6		4,348	5		4,651	5
Equipment		2,068	2		2,283	3		2,636	3
Net occupancy		2,857	3		3,011	4		3,030	4
Core deposit and other intangibles		1,674	2		1,880	2		2,199	3
FDIC and other deposit assessments		1,356	2		1,266	2		1,197	1
Other (2)		13,639	16		13,286	16		14,182	17
Total noninterest expense		50,398	59		49,393	61		50,456	59
Revenue (A) + (B)	$	86,086		$	80,948		$	85,210	

(1) See Table 7 - Noninterest Income in this Report for additional detail.
(2) See Table 8 - Noninterest Expense in this Report for additional detail.

Net Interest Income

Net interest income is the interest earned on debt securities, loans (including yield-related loan fees) and other interest-earning assets minus the interest paid for deposits, short-term borrowings and long-term debt. The net interest margin is the average yield on earning assets minus the average interest rate paid for deposits and our other sources of funding. Net interest income and the net interest margin are presented on a taxable-equivalent basis in Table 5 to consistently reflect income from taxable and tax-exempt loans and securities based on a 35% federal statutory tax rate.

While the Company believes that it has the ability to increase net interest income over time, net interest income and the net interest margin in any one period can be significantly affected by a variety of factors including the mix and overall size of our earning asset portfolio and the cost of funding those assets. In addition, some variable sources of interest income, such as resolutions from purchased credit-impaired (PCI) loans, loan prepayment fees and collection of interest on nonaccrual loans, can vary from period to period.

Net interest income on a taxable-equivalent basis was $43.9 billion in 2012, compared with $43.5 billion in 2011, and $45.4 billion in 2010. The net interest margin was 3.76% in 2012, down 18 basis points from 3.94% in 2011 and down 50 basis points from 4.26% in 2010. The increase in net interest income for 2012 compared with 2011, was largely driven by growth in loans and available-for-sale securities, disciplined deposit pricing, debt maturities and redemptions of higher yielding trust preferred securities, which partially offset the impact of higher yielding loan and investment securities runoff. The decline in net interest margin in 2012 compared with a year ago, was largely driven by strong deposit growth, which elevated short-term investment balances, and the continued runoff of higher yielding assets.

Table 4 presents the components of earning assets and funding sources as a percentage of earning assets to provide a more meaningful analysis of year-over-year changes that influenced net interest income.

Average earning assets increased $67.4 billion in 2012 from a year ago, as average securities available for sale increased $39.4 billion and average mortgages held for sale increased $11.7 billion for the same period, respectively. In addition, the increase in commercial and industrial loans contributed $16.3 billion to higher average loans in 2012 compared with a year ago. These increases in average securities available for sale, mortgages held for sale and average loans were partially offset by a $3.1 billion decline in average short-term investments.

Core deposits are an important low-cost source of funding and affect both net interest income and the net interest margin. Core deposits include noninterest-bearing deposits, interest-bearing checking, savings certificates, market rate and other savings, and certain foreign deposits (Eurodollar sweep balances). Average core deposits rose to $893.9 billion in 2012 compared with $826.7 billion in 2011 and funded 115% of average loans compared with 109% a year ago. Average core deposits increased to 76% of average earning assets in 2012, compared with 75% a year ago. The cost of these deposits has continued to decline due to a sustained low interest rate environment and a shift in our deposit mix from higher cost certificates of deposit to lower yielding checking and savings products. About 94% of our average core deposits are in checking and savings deposits, one of the highest industry percentages.

Table 5 presents the individual components of net interest income and the net interest margin. The effect on interest income and costs of earning asset and funding mix changes described above, combined with rate changes during 2012, are analyzed in Table 6.

Table 4: Average Earning Assets and Funding Sources as a Percentage of Average Earning Assets

	Year ended December 31,			
	2012		2011	
(in millions)	Average balance	% of earning assets	Average balance	% of earning assets
Earning assets				
Federal funds sold, securities purchased under resale agreements and other short-term investments	$ 84,081	7 %	$ 87,186	8 %
Trading assets	41,950	4	39,737	4
Securities available for sale:				
Securities of U.S. Treasury and federal agencies	3,604	-	5,503	-
Securities of U.S. states and political subdivisions	34,875	3	24,035	2
Mortgage-backed securities:				
Federal agencies	92,887	8	74,665	7
Residential and commercial	33,545	3	31,902	3
Total mortgage-backed securities	126,432	11	106,567	10
Other debt and equity securities	49,245	4	38,625	4
Total securities available for sale	214,156	18	174,730	16
Mortgages held for sale (1)	48,955	4	37,232	3
Loans held for sale (1)	661	-	1,104	-
Loans:				
Commercial:				
Commercial and industrial	173,913	15	157,608	15
Real estate mortgage	105,437	9	102,236	9
Real estate construction	17,963	2	21,592	2
Lease financing	12,771	1	12,944	1
Foreign	39,852	4	36,768	3
Total commercial	349,936	31	331,148	30
Consumer:				
Real estate 1-4 family first mortgage	234,619	20	226,980	21
Real estate 1-4 family junior lien mortgage	80,840	7	90,705	8
Credit card	22,772	2	21,463	2
Other revolving credit and installment	87,057	7	86,848	8
Total consumer	425,288	36	425,996	39
Total loans (1)	775,224	67	757,144	69
Other	4,438	-	4,929	-
Total earning assets	$ 1,169,465	100 %	$ 1,102,062	100 %
Funding sources				
Deposits:				
Interest-bearing checking	$ 30,564	3 %	$ 47,705	4 %
Market rate and other savings	505,310	43	464,450	42
Savings certificates	59,484	5	69,711	6
Other time deposits	13,363	1	13,126	1
Deposits in foreign offices	67,920	6	61,566	6
Total interest-bearing deposits	676,641	58	656,558	59
Short-term borrowings	51,196	4	51,781	5
Long-term debt	127,547	11	141,079	13
Other liabilities	10,032	1	10,955	1
Total interest-bearing liabilities	865,416	74	860,373	78
Portion of noninterest-bearing funding sources	304,049	26	241,689	22
Total funding sources	$ 1,169,465	100 %	$ 1,102,062	100 %
Noninterest-earning assets				
Cash and due from banks	$ 16,303		17,388	
Goodwill	25,417		24,904	
Other	130,450		125,911	
Total noninterest-earning assets	$ 172,170		168,203	
Noninterest-bearing funding sources				
Deposits	$ 263,863		215,242	
Other liabilities	61,214		57,399	
Total equity	151,142		137,251	
Noninterest-bearing funding sources used to fund earning assets	(304,049)		(241,689)	
Net noninterest-bearing funding sources	$ 172,170		168,203	
Total assets	$ 1,341,635		1,270,265	

(1) Nonaccrual loans are included in their respective loan categories.

Table 5: Average Balances, Yields and Rates Paid (Taxable-Equivalent Basis) (1)(2)(3)

	2012			2011		
(in millions)	Average balance	Yields/ rates	Interest income/ expense	Average balance	Yields/ rates	Interest income/ expense
Earning assets						
Federal funds sold, securities purchased under resale agreements and other short-term investments	$ 84,081	0.45 %	$ 378	87,186	0.40 %	$ 345
Trading assets (4)	41,950	3.29	1,380	39,737	3.68	1,463
Securities available for sale (5):						
Securities of U.S. Treasury and federal agencies	3,604	1.31	47	5,503	1.25	69
Securities of U.S. states and political subdivisions	34,875	4.48	1,561	24,035	5.09	1,223
Mortgage-backed securities:						
Federal agencies	92,887	3.12	2,893	74,665	4.36	3,257
Residential and commercial	33,545	6.75	2,264	31,902	8.20	2,617
Total mortgage-backed securities	126,432	4.08	5,157	106,567	5.51	5,874
Other debt and equity securities	49,245	4.04	1,992	38,625	5.03	1,941
Total securities available for sale	214,156	4.09	8,757	174,730	5.21	9,107
Mortgages held for sale (6)	48,955	3.73	1,825	37,232	4.42	1,644
Loans held for sale (6)	661	6.22	41	1,104	5.25	58
Loans:						
Commercial:						
Commercial and industrial	173,913	4.01	6,981	157,608	4.37	6,894
Real estate mortgage	105,437	4.18	4,411	102,236	4.07	4,163
Real estate construction	17,963	4.98	894	21,592	4.88	1,055
Lease financing	12,771	7.22	921	12,944	7.54	976
Foreign	39,852	2.47	984	36,768	2.56	941
Total commercial	349,936	4.06	14,191	331,148	4.24	14,029
Consumer:						
Real estate 1-4 family first mortgage	234,619	4.55	10,671	226,980	4.89	11,090
Real estate 1-4 family junior lien mortgage	80,840	4.28	3,457	90,705	4.33	3,926
Credit card	22,772	12.67	2,885	21,463	13.02	2,794
Other revolving credit and installment	87,057	6.10	5,313	86,848	6.29	5,463
Total consumer	425,288	5.25	22,326	425,996	5.46	23,273
Total loans (6)	775,224	4.71	36,517	757,144	4.93	37,302
Other	4,438	4.70	209	4,929	4.12	203
Total earning assets	$ 1,169,465	4.20 %	$ 49,107	1,102,062	4.55 %	$ 50,122
Funding sources						
Deposits:						
Interest-bearing checking	$ 30,564	0.06 %	$ 19	47,705	0.08 %	$ 40
Market rate and other savings	505,310	0.12	592	464,450	0.18	836
Savings certificates	59,484	1.31	782	69,711	1.43	995
Other time deposits	13,363	1.68	225	13,126	2.04	268
Deposits in foreign offices	67,920	0.16	109	61,566	0.22	136
Total interest-bearing deposits	676,641	0.26	1,727	656,558	0.35	2,275
Short-term borrowings	51,196	0.18	94	51,781	0.18	94
Long-term debt	127,547	2.44	3,110	141,079	2.82	3,978
Other liabilities	10,032	2.44	245	10,955	2.88	316
Total interest-bearing liabilities	865,416	0.60	5,176	860,373	0.77	6,663
Portion of noninterest-bearing funding sources	304,049	-	-	241,689	-	-
Total funding sources	$ 1,169,465	0.44	5,176	1,102,062	0.61	6,663
Net interest margin and net interest income on a taxable-equivalent basis (7)		3.76 %	$ 43,931		3.94 %	$ 43,459
Noninterest-earning assets						
Cash and due from banks	$ 16,303			17,388		
Goodwill	25,417			24,904		
Other	130,450			125,911		
Total noninterest-earning assets	$ 172,170			168,203		
Noninterest-bearing funding sources						
Deposits	$ 263,863			215,242		
Other liabilities	61,214			57,399		
Total equity	151,142			137,251		
Noninterest-bearing funding sources used to fund earning assets	(304,049)			(241,689)		
Net noninterest-bearing funding sources	$ 172,170			168,203		
Total assets	$ 1,341,635			1,270,265		

(1) Because the Wachovia acquisition was completed at the end of 2008, Wachovia's assets and liabilities are included in average balances, and Wachovia's results are reflected in interest income/expense beginning in 2009.
(2) Our average prime rate was 3.25%, 3.25%, 3.25%, 3.25%, and 5.09% for 2012, 2011, 2010, 2009, and 2008, respectively. The average three-month London Interbank Offered Rate (LIBOR) was 0.43%, 0.34%, 0.34%, 0.69%, and 2.93% for the same years, respectively.
(3) Yield/rates and amounts include the effects of hedge and risk management activities associated with the respective asset and liability categories.
(4) Interest income/expense for trading assets represents interest and dividend income earned on trading securities.

2010			2009			2008		
Average balance	Yields/ rates	Interest income/ expense	Average balance	Yields/ rates	Interest income/ expense	Average balance	Yields/ rates	Interest income/ expense
$ 62,961	0.36 %	$ 230	26,869	0.56 %	$ 150	5,293	1.71 %	$ 90
29,920	3.75	1,121	21,092	4.48	944	4,971	3.80	189
1,870	3.24	61	2,436	2.83	69	1,065	3.84	41
16,089	6.09	980	13,098	6.42	840	7,329	6.83	501
71,953	5.14	3,697	84,295	5.45	4,591	43,968	5.97	2,623
31,815	10.67	3,396	45,672	9.09	4,150	23,357	6.04	1,412
103,768	6.84	7,093	129,967	6.73	8,741	67,325	5.99	4,035
32,611	6.45	2,102	32,022	7.16	2,291	13,956	7.17	1,000
154,338	6.63	10,236	177,523	6.73	11,941	89,675	6.22	5,577
36,716	4.73	1,736	37,416	5.16	1,930	25,656	6.13	1,573
3,773	2.67	101	6,293	2.90	183	837	5.69	48
149,576	4.80	7,186	180,924	4.22	7,643	98,620	6.12	6,034
98,497	3.89	3,836	96,273	3.50	3,365	41,659	5.80	2,416
31,286	3.36	1,051	40,885	2.91	1,190	19,453	5.08	988
13,451	9.21	1,239	14,751	9.32	1,375	7,141	5.62	401
29,726	3.49	1,037	30,661	3.95	1,212	7,127	10.50	748
322,536	4.45	14,349	363,494	4.07	14,785	174,000	6.08	10,587
235,568	5.18	12,206	238,359	5.45	12,992	75,116	6.67	5,008
101,537	4.45	4,519	106,957	4.76	5,089	75,375	6.55	4,934
22,375	13.35	2,987	23,357	12.16	2,841	19,601	12.13	2,378
88,585	6.49	5,747	90,666	6.56	5,952	54,368	8.72	4,744
448,065	5.68	25,459	459,339	5.85	26,874	224,460	7.60	17,064
770,601	5.17	39,808	822,833	5.06	41,659	398,460	6.94	27,651
5,849	3.56	207	6,113	3.05	186	1,920	4.73	91
$ 1,064,158	5.02 %	$ 53,439	1,098,139	5.19 %	$ 56,993	526,812	6.69 %	$ 35,219
$ 60,941	0.12 %	$ 72	70,179	0.14 %	$ 100	5,650	1.12 %	$ 64
416,877	0.26	1,088	351,892	0.39	1,375	166,691	1.32	2,195
87,133	1.43	1,247	140,197	1.24	1,738	39,481	3.08	1,215
14,654	2.07	302	20,459	2.03	415	6,656	2.83	187
55,097	0.22	123	53,166	0.27	146	47,578	1.81	860
634,702	0.45	2,832	635,893	0.59	3,774	266,056	1.70	4,521
46,824	0.22	106	51,972	0.44	231	65,826	2.25	1,478
185,426	2.64	4,888	231,801	2.50	5,786	102,283	3.70	3,789
6,863	3.31	227	4,904	3.50	172	-	-	-
873,815	0.92	8,053	924,570	1.08	9,963	434,165	2.25	9,788
190,343	-	-	173,569	-	-	92,647	-	-
$ 1,064,158	0.76	8,053	1,098,139	0.91	9,963	526,812	1.86	9,788
	4.26 %	$ 45,386		4.28 %	$ 47,030		4.83 %	$ 25,431
$ 17,618			19,218			11,175		
24,824			23,997			13,353		
120,338			121,000			53,056		
$ 162,780			164,215			77,584		
$ 183,008			171,712			87,820		
47,877			48,193			28,658		
122,238			117,879			53,753		
(190,343)			(173,569)			(92,647)		
$ 162,780			164,215			77,584		
$ 1,226,938			1,262,354			604,396		

(5) The average balance amounts represent amortized cost for the periods presented.

(6) Nonaccrual loans and related income are included in their respective loan categories.

(7) Includes taxable-equivalent adjustments of $701 million, $696 million, $629 million, $706 million and $288 million for 2012, 2011, 2010, 2009 and 2008, respectively, primarily related to tax-exempt income on certain loans and securities. The federal statutory tax rate utilized was 35% for the periods presented.

Table 6 allocates the changes in net interest income on a taxable-equivalent basis to changes in either average balances or average rates for both interest-earning assets and interest-bearing liabilities. Because of the numerous simultaneous volume and rate changes during any period, it is not possible to precisely allocate such changes between volume and rate. For this table, changes that are not solely due to either volume or rate are allocated to these categories on a pro-rata basis based on the absolute value of the change due to average volume and average rate.

Table 6: Analysis of Changes in Net Interest Income

	Year ended December 31,					
	2012 over 2011			2011 over 2010		
(in millions)	**Volume**	**Rate**	**Total**	Volume	Rate	Total
Increase (decrease) in interest income:						
Federal funds sold, securities purchased under resale agreements and other short-term investments	$ **(12)**	**45**	**33**	89	26	115
Trading assets	**78**	**(161)**	**(83)**	363	(21)	342
Debt securities available for sale:						
Securities of U.S. Treasury and federal agencies	**(25)**	**3**	**(22)**	62	(54)	8
Securities of U.S. states and political subdivisions	**499**	**(161)**	**338**	424	(181)	243
Mortgage-backed securities:						
Federal agencies	**687**	**(1,051)**	**(364)**	135	(575)	(440)
Residential and commercial	**129**	**(482)**	**(353)**	9	(788)	(779)
Total mortgage-backed securities	**816**	**(1,533)**	**(717)**	144	(1,363)	(1,219)
Other debt securities	**475**	**(424)**	**51**	349	(510)	(161)
Total debt securities available for sale	**1,765**	**(2,115)**	**(350)**	979	(2,108)	(1,129)
Mortgages held for sale	**465**	**(284)**	**181**	24	(116)	(92)
Loans held for sale	**(26)**	**9**	**(17)**	(100)	57	(43)
Loans:						
Commercial:						
Commercial and industrial	**680**	**(593)**	**87**	373	(665)	(292)
Real estate mortgage	**133**	**115**	**248**	147	180	327
Real estate construction	**(182)**	**21**	**(161)**	(385)	389	4
Lease financing	**(13)**	**(42)**	**(55)**	(45)	(218)	(263)
Foreign	**77**	**(34)**	**43**	215	(311)	(96)
Total commercial	**695**	**(533)**	**162**	305	(625)	(320)
Consumer:						
Real estate 1-4 family first mortgage	**367**	**(786)**	**(419)**	(440)	(676)	(1,116)
Real estate 1-4 family junior lien mortgage	**(424)**	**(45)**	**(469)**	(473)	(120)	(593)
Credit card	**167**	**(76)**	**91**	(120)	(73)	(193)
Other revolving credit and installment	**13**	**(163)**	**(150)**	(111)	(173)	(284)
Total consumer	**123**	**(1,070)**	**(947)**	(1,144)	(1,042)	(2,186)
Total loans	**818**	**(1,603)**	**(785)**	(839)	(1,667)	(2,506)
Other	**(21)**	**27**	**6**	(35)	31	(4)
Total increase (decrease) in interest income	**3,067**	**(4,082)**	**(1,015)**	481	(3,798)	(3,317)
Increase (decrease) in interest expense:						
Deposits:						
Interest-bearing checking	**(12)**	**(9)**	**(21)**	(13)	(19)	(32)
Market rate and other savings	**65**	**(309)**	**(244)**	112	(364)	(252)
Savings certificates	**(135)**	**(78)**	**(213)**	(252)	-	(252)
Other time deposits	**5**	**(48)**	**(43)**	(30)	(4)	(34)
Deposits in foreign offices	**13**	**(40)**	**(27)**	13	-	13
Total interest-bearing deposits	**(64)**	**(484)**	**(548)**	(170)	(387)	(557)
Short-term borrowings	**-**	**-**	**-**	9	(21)	(12)
Long-term debt	**(362)**	**(506)**	**(868)**	(1,227)	317	(910)
Other liabilities	**(25)**	**(46)**	**(71)**	122	(33)	89
Total increase (decrease) in interest expense	**(451)**	**(1,036)**	**(1,487)**	(1,266)	(124)	(1,390)
Increase (decrease) in net interest income on a taxable-equivalent basis	$ **3,518**	**(3,046)**	**472**	1,747	(3,674)	(1,927)

Noninterest Income

Table 7: Noninterest Income

		Year ended December 31,	
(in millions)	2012	2011	2010
Service charges on deposit accounts	$ **4,683**	4,280	4,916
Trust and investment fees:			
Brokerage advisory, commissions and other fees	**6,386**	6,241	5,930
Trust, investment and IRA fees	**4,218**	4,099	4,038
Investment banking fees	**1,286**	964	966
Total trust and investment fees	**11,890**	11,304	10,934
Card fees	**2,838**	3,653	3,652
Other fees:			
Charges and fees on loans	**1,746**	1,641	1,690
Merchant transaction processing fees	**583**	478	444
Cash network fees	**470**	389	260
Commercial real estate brokerage commissions	**307**	236	176
Letters of credit fees	**441**	472	523
All other fees	**972**	977	897
Total other fees	**4,519**	4,193	3,990
Mortgage banking:			
Servicing income, net	**1,378**	3,266	3,340
Net gains on mortgage loan origination/sales activities	**10,260**	4,566	6,397
Total mortgage banking	**11,638**	7,832	9,737
Insurance	**1,850**	1,960	2,126
Net gains from trading activities	**1,707**	1,014	1,648
Net gains (losses) on debt securities available for sale	**(128)**	54	(324)
Net gains from equity investments	**1,485**	1,482	779
Life insurance investment income	**757**	700	697
Operating leases	**567**	524	815
All other	**1,050**	1,189	1,483
Total	$ **42,856**	38,185	40,453

Noninterest income of $42.9 billion represented 50% of revenue for 2012 compared with $38.2 billion, or 47%, for 2011 and $40.5 billion, or 47%, for 2010. The increase in noninterest income from 2011 was primarily due to higher net gains on higher mortgage loan origination/sales activities reflecting increased margins and a lower interest rate environment in 2012.

Our service charges on deposit accounts increased in 2012 by $403 million, or 9%, from 2011, predominantly due to product and account changes including changes to service charges and fewer fee waivers, continued customer adoption of overdraft services and customer account growth. The decrease in service charges in 2011 from 2010 was predominantly due to changes implemented in third quarter 2010 mandated by Regulation E (which limited certain overdraft fees) and related overdraft policy changes.

We receive brokerage advisory, commissions and other fees for providing services to full-service and discount brokerage customers. Brokerage advisory, commissions and other fees increased to $6.4 billion in 2012 from $6.2 billion in 2011 and $5.9 billion in 2010, and includes transactional commissions based on the number of transactions executed at the customer's direction, and asset-based fees, which are based on the market value of the customer's assets. Brokerage client assets totaled $1.2 trillion at December 31, 2012, up 8% from $1.1 trillion at December 31, 2011, due to growth in assets under management and higher market values.

We earn trust, investment and IRA (Individual Retirement Account) fees from managing and administering assets, including mutual funds, corporate trust, personal trust, employee benefit trust and agency assets. At December 31, 2012, these assets totaled $2.2 trillion, up 3% from December 31, 2011, due to growth in assets under management and higher market values. Trust, investment and IRA fees are largely based on a tiered scale relative to the market value of the assets under management or administration. These fees increased to $4.2 billion in 2012 from $4.1 billion in 2011, which increased from $4.0 billion in 2010.

We earn investment banking fees from underwriting debt and equity securities, loan syndications, and performing other related advisory services. Investment banking fees increased to $1.3 billion in 2012 from $964 million in 2011 and $966 million in 2010 due to increased volume.

Card fees were $2.8 billion in 2012, compared with $3.7 billion in both 2011 and 2010. Card fees decreased because of lower debit card interchange rates resulting from the Federal Reserve Board (FRB) rules implementing the debit interchange provision of the Dodd-Frank Act, which became effective in fourth quarter 2011. The reduction in debit card interchange income was partially offset by growth in purchase volume and new accounts.

Mortgage banking noninterest income, consisting of net servicing income and net gains on loan origination/sales activities, totaled $11.6 billion in 2012, compared with $7.8 billion in 2011 and $9.7 billion in 2010. The increase in mortgage banking noninterest income from 2011 was predominantly driven by an increase in net gains on higher mortgage loan origination volumes and margins reflecting the impact of limited industry capacity in a lower interest rate environment and various other factors, while the decline in 2011 from 2010 was primarily driven by a decline in net gains on mortgage loan originations reflecting lower volume and margins.

Net mortgage loan servicing income includes amortization of commercial mortgage servicing rights (MSRs), changes in the fair value of residential MSRs during the period, as well as changes in the value of derivatives (economic hedges) used to hedge the residential MSRs. Net servicing income for 2012 included a $681 million net MSR valuation gain ($2.9 billion decrease in the fair value of the MSRs offset by a $3.6 billion hedge gain) and for 2011 included a $1.6 billion net MSR valuation gain ($3.7 billion decrease in the fair value of MSRs offset by a $5.3 billion hedge gain). The 2012 MSRs valuation included a $677 million reduction reflecting the additional costs associated with implementation of the servicing standards developed in connection with our settlement with the Department of Justice (DOJ) and other state and federal agencies relating to our mortgage servicing and foreclosure practices, as well as higher foreclosure costs. Our portfolio of loans serviced for others was $1.91 trillion at December 31, 2012, and $1.85 trillion at December 31, 2011. At December 31, 2012, the ratio of MSRs to related loans serviced for others was 0.67%, compared with 0.76% at December 31, 2011. See the "Risk Management – Mortgage Banking Interest Rate and Market Risk" section of this Report for additional information regarding our MSRs risks and hedging approach and the "Risk Management – Credit Risk Management –Risks Relating to Servicing Activities" section in this Report for information on the DOJ settlement and the regulatory consent orders that we entered into relating to our mortgages servicing and foreclosure practices.

Net gains on mortgage loan origination/sale activities were $10.3 billion in 2012, compared with $4.6 billion in 2011 and $6.4 billion in 2010. The increase in 2012 was driven by higher loan origination volume and margins while the decrease in 2011 was the result of lower origination volume and margins on loan originations. Mortgage loan originations were $524 billion in 2012, compared with $357 billion a year ago. During 2012 we retained for investment $19.4 billion of 1-4 family conforming first mortgage loans, forgoing approximately $575 million of fee revenue that could have been generated had the loans been originated for sale along with other agency conforming loan production. While retaining these mortgage loans on our balance sheet reduced mortgage revenue, we expect to generate spread income in future quarters from mortgage loans with higher yields than mortgage-backed securities we could have purchased in the market. While we do not currently plan to hold additional conforming mortgages on balance sheet (other than $3.3 billion from our unclosed pipeline at December 31, 2012), we have a large mortgage business and strong capital that provides us with the flexibility to make such choices in the future to benefit our long-term results. Mortgage applications were $736 billion in 2012, compared with $537 billion in 2011. The 1-4 family first mortgage unclosed pipeline was $81 billion at December 31, 2012, and $72 billion at December 31, 2011. For additional information about our mortgage banking activities and results, see the "Risk Management – Mortgage Banking Interest Rate and Market Risk" section and Note 9 (Mortgage Banking Activities) and Note 17 (Fair Values of Assets and Liabilities) to Financial Statements in this Report.

Net gains on mortgage loan origination/sales activities include the cost of additions to the mortgage repurchase liability. Mortgage loans are repurchased from third parties based on standard representations and warranties, and early payment default clauses in mortgage sale contracts. Additions to the mortgage repurchase liability that were charged against net gains on mortgage loan origination/sales activities during 2012 totaled $1.9 billion (compared with $1.3 billion for 2011), of which $1.7 billion ($1.2 billion for 2011) was for subsequent increases in estimated losses on prior period loan sales. For additional information about mortgage loan repurchases, see the "Risk Management – Credit Risk Management – Liability for Mortgage Loan Repurchase Losses" section and Note 9 (Mortgage Banking Activities) to Financial Statements in this Report.

We engage in trading activities primarily to accommodate the investment activities of our customers, execute economic hedging to manage certain of our balance sheet risks and for a very limited amount of proprietary trading for our own account. Net gains (losses) from trading activities, which reflect unrealized changes in fair value of our trading positions and realized gains and losses, were $1.7 billion in 2012, $1.0 billion in 2011 and $1.6 billion in 2010. The year-over-year increase in trading activities in 2012 was driven by gains on customer accommodation trading activities and economic hedging gains, which included higher gains on deferred compensation plan investments based on participant elections (offset entirely in employee benefits expense). Net gains (losses) from trading activities do not include interest and dividend income on trading securities. Those amounts are reported within net interest income from trading assets. Proprietary trading generated $15 million of net gains in 2012, compared with a $14 million net loss in 2011. Proprietary trading results also included interest and fees reported in their corresponding income statement line items. Proprietary trading activities are not significant to our client-focused business model.

Net gains on debt and equity securities totaled $1.4 billion for 2012, $1.5 billion for 2011 and $455 million for 2010, after other-than-temporary impairment (OTTI) write-downs of $416 million, $711 million and $940 million, respectively, for the same periods.

Noninterest Expense

Table 8: Noninterest Expense

(in millions)		Year ended December 31, 2012	2011	2010
Salaries	$	**14,689**	14,462	13,869
Commission and incentive compensation		**9,504**	8,857	8,692
Employee benefits		**4,611**	4,348	4,651
Equipment		**2,068**	2,283	2,636
Net occupancy		**2,857**	3,011	3,030
Core deposit and other intangibles		**1,674**	1,880	2,199
FDIC and other deposit assessments		**1,356**	1,266	1,197
Outside professional services		**2,729**	2,692	2,370
Operating losses		**2,235**	1,261	1,258
Foreclosed assets		**1,061**	1,354	1,537
Contract services		**1,011**	1,407	1,642
Outside data processing		**910**	935	1,046
Travel and entertainment		**839**	821	783
Postage, stationery and supplies		**799**	942	944
Advertising and promotion		**578**	607	630
Telecommunications		**500**	523	596
Insurance		**453**	515	464
Operating leases		**109**	112	109
All other		**2,415**	2,117	2,803
Total	$	**50,398**	49,393	50,456

Noninterest expense was $50.4 billion in 2012, up 2% from $49.4 billion in 2011, which was down 2% from $50.5 billion in 2010. The increase was driven predominantly by higher personnel expense ($28.8 billion, up from $27.7 billion in 2011) and higher operating losses ($2.2 billion, up from $1.3 billion in 2011), partially offset by lower merger integration costs ($218 million in 2012, down from $1.7 billion in 2011). The decrease in 2011 from 2010 was driven by lower merger integration costs, decreases in equipment expense, contract services expense and foreclosed assets expense.

Personnel expenses were up $1.1 billion, or 4%, in 2012 compared with 2011, due to higher revenue-based compensation and a $263 million increase in employee benefits due primarily to higher deferred compensation expense which was offset in trading income, and increased staffing, primarily to support strong mortgage banking activities. For 2011 these expenses were up 2% compared with 2010, also due to higher revenue-based compensation as well as severance expense related to our expense reduction initiative.

Outside professional services were elevated for 2012 and 2011 reflecting investments by our businesses in their service delivery systems and higher costs associated with regulatory driven mortgage servicing and foreclosure matters.

The completion of Wachovia integration activities in first quarter 2012 significantly contributed to year-over-year reductions in equipment, occupancy, contract services, and postage, stationery and supplies. Equipment expense in 2012 also declined due to lower annual software license fees and savings in equipment purchases and maintenance.

Foreclosed assets expense was down $293 million, or 22%, in 2012 compared with 2011, mainly due to lower write-downs and gains on sale of foreclosed properties.

Operating losses were up $974 million, or 77%, in 2012 compared with the prior year, predominantly due to additional mortgage servicing and foreclosure-related matters, including the Attorneys General settlement announced in February 2012, our $175 million settlement in July 2012 with the U.S. Department of Justice (DOJ), which resolved alleged claims related to our mortgage lending practices, a $766 million accrual for the IFR settlement and additional remediation-related costs. See "Risk Management – Credit Risk Management – Other Mortgage Matters" and Note 15 (Legal Actions) to Financial Statements in this Report for additional information regarding these items.

All other expenses of $2.4 billion in 2012 were up from $2.1 billion in 2011, primarily due to a $250 million charitable contribution to the Wells Fargo Foundation.

Income Tax Expense

The 2012 annual effective tax rate was 32.5% compared with 31.9% in 2011 and 33.9% in 2010. The lower effective tax rates for 2012 and 2011, compared with 2010, were primarily due to the realization, for tax purposes, of tax benefits on previously written down investments. For 2012 this includes a $332 million tax benefit resulting from the surrender of previously written-down Wachovia life insurance investments. In addition, the 2011 effective tax rate was lower than the 2010 effective tax rate due to a decrease in tax expense associated with leveraged leases, as well as tax benefits related to charitable donations of appreciated securities.

Operating Segment Results

We are organized for management reporting purposes into three operating segments: Community Banking; Wholesale Banking; and Wealth, Brokerage and Retirement. These segments are defined by product type and customer segment and their results are based on our management accounting process, for which there is no comprehensive, authoritative financial accounting guidance equivalent to generally accepted accounting principles (GAAP). In first quarter 2012, we modified internal funds transfer rates and the allocation of funding. The prior periods have been revised to reflect these changes. Table 9 and the following discussion present our results by operating segment. For a more complete description of our operating segments, including additional financial information and the underlying management accounting process, see Note 24 (Operating Segments) to Financial Statements in this Report.

Table 9: Operating Segment Results – Highlights

		Year ended December 31,					
		Community Banking		Wholesale Banking		Wealth, Brokerage and Retirement	
(in billions)		**2012**	2011	**2012**	2011	**2012**	2011
Revenue	$	**53.4**	50.8	**24.1**	21.6	**12.2**	12.2
Net income		**10.5**	9.1	**7.8**	7.0	**1.3**	1.3
Average loans		**487.1**	496.3	**273.8**	249.1	**42.7**	43.0
Average core deposits		**591.2**	556.3	**227.0**	202.1	**137.5**	130.0

Community Banking offers a complete line of diversified financial products and services for consumers and small businesses. These products include investment, insurance and trust services in 39 states and D.C., and mortgage and home equity loans in all 50 states and D.C. through its Regional Banking and Wells Fargo Home Lending business units. Cross-sell of our products is an important part of our strategy to achieve our vision to satisfy all our customers' financial needs. Our retail bank household cross-sell was 6.05 products per household in fourth quarter 2012, up from 5.93 a year ago. We believe there is more opportunity for cross-sell as we continue to earn more business from our customers. Our goal is eight products per customer, which is approximately half of our estimate of potential demand for an average U.S. household. In fourth quarter 2012, one of every four of our retail banking households had eight or more of our products.

Community Banking reported net income of $10.5 billion in 2012, up $1.4 billion, or 15%, from 2011. Revenue was $53.4 billion for 2012, an increase of $2.6 billion, or 5%, compared with 2011, as a result of higher mortgage banking revenue and growth in deposit service charges, partially offset by lower debit card revenue due to regulatory changes enacted in October 2011, and lower net interest income. Average core deposits increased $35 billion, or 6%, from a year ago. Noninterest expense increased $1.6 billion, or 5%, from 2011, largely the result of higher mortgage volume-related expenses, costs associated with settling mortgage servicing and foreclosure-related matters, including the DOJ and the IFR settlements, and a $250 million contribution to the Wells Fargo Foundation. The provision for credit losses was $1.1 billion, or 14%, lower than 2011 due to improved portfolio performance.

Wholesale Banking provides financial solutions to businesses across the United States and globally with annual sales generally in excess of $20 million. Products and business segments include Middle Market Commercial Banking, Government and Institutional Banking, Corporate Banking, Commercial Real Estate, Treasury Management, Wells Fargo Capital Finance, Insurance, International, Real Estate Capital Markets, Commercial Mortgage Servicing, Corporate Trust, Equipment Finance, Wells Fargo Securities, Principal Investments, Asset Backed Finance, and Asset Management.

Wholesale Banking reported net income of $7.8 billion in 2012, up $787 million, or 11%, from $7.0 billion in 2011. The year over year increase in net income was the result of strong revenue growth partially offset by increased noninterest expense and a higher provision for loan losses.

Revenue in 2012 of $24.1 billion increased $2.5 billion, or 12%, from 2011, due to broad-based business growth as well as growth from acquisitions. Net interest income of $12.6 billion increased $1.0 billion or 9% driven by strong loan and deposit growth. Average loans of $273.8 billion increased $24.7 billion, or 10%, driven by strong customer demand and acquisitions. Average core deposits of $227.0 billion in 2012 increased $24.9 billion, or 12%, from 2011 reflecting continued strong customer liquidity. Noninterest income of $11.4 billion increased $1.5 billion, or 15%, due to strong growth in asset backed finance, commercial banking, commercial real estate, investment banking, real estate capital markets and sales & trading.

Total noninterest expense in 2012 increased $905 million, or 8%, compared with 2011 due to higher personnel expenses related to revenue growth and higher non-personnel expenses related to growth initiatives and compliance and regulatory requirements as well as increased operating losses. The provision for credit losses increased $396 million from 2011, as a $319 million decline in loan losses was more than offset by a provision for increase in loans, particularly from acquisitions.

Wealth, Brokerage and Retirement provides a full range of financial advisory services to clients using a planning approach to meet each client's needs. Wealth Management provides affluent and high net worth clients with a complete range of wealth management solutions, including financial planning, private banking, credit, investment management and trust. Abbot Downing, a Wells Fargo business, provides comprehensive wealth management services to ultra high net worth families and individuals as well as their endowments and foundations. Brokerage serves customers' advisory, brokerage and financial needs as part of one of the largest full-service brokerage firms in the United States. Retirement is a national leader in providing institutional retirement and trust services (including 401(k) and pension plan record keeping) for businesses, retail retirement solutions for individuals, and reinsurance services for the life insurance industry.

Wealth, Brokerage and Retirement reported net income of $1.3 billion in 2012, up $47 million, or 4%, from 2011. The prior year results include the H.D. Vest Financial Services business that was sold in fourth quarter 2011 at a gain of $153 million. Revenue of $12.2 billion decreased $17 million from 2011. Net interest income decreased due to lower interest rates on the loan and investment portfolios partially offset by the impact of growth in low-cost core deposits. Average core deposits of $137.5 billion in 2012 increased 6% from 2011. Noninterest income increased year over year due to higher asset-based fees and gains on deferred compensation plan investments (offset in expense). The increase was partially offset by the 2011 gain on the sale of H.D. Vest, lower transaction revenue and reduced securities gains in the brokerage business. Noninterest expense was flat, including the impact of deferred compensation plan expense (offset in revenue), for 2012 compared with 2011. The provision for credit losses decreased $45 million, or 26%, from 2011, due to improved credit quality and lower net charge-offs.

Balance Sheet Analysis

Our total assets grew 8% in 2012 to $1.4 trillion, funded predominantly by strong deposit growth. Our core deposits grew $73.1 billion ($67.2 billion on average) or 8% in 2012. The predominant areas of asset growth were in short-term investments, which increased $92.9 billion, and loans, which increased $29.9 billion. The strong loan growth represents core loan growth of $47.7 billion (including retention of $19.4 billion of 1-4 family conforming first mortgage production on the balance sheet), partially offset by the runoff in our non strategic/liquidating loan portfolio of $17.8 billion. We also increased securities available for sale by $12.6 billion in 2012. The strength of our business model produced record earnings and continued internal capital generation as reflected in our capital ratios, substantially all of which improved from December 31, 2011. Tier 1 capital as a percentage of total risk-weighted assets increased to 11.75%, total capital decreased to 14.63%, Tier 1 leverage increased to 9.47%, and Tier 1 common equity increased to 10.12% at December 31, 2012, compared with 11.33%, 14.76%, 9.03%, and 9.46%, respectively, at December 31, 2011.

The following discussion provides additional information about the major components of our balance sheet. Information regarding our capital and changes in our asset mix is included in the "Earnings Performance – Net Interest Income" and "Capital Management" sections and Note 26 (Regulatory and Agency Capital Requirements) to Financial Statements in this Report.

Securities Available for Sale

Table 10: Securities Available for Sale – Summary

				December 31,		
			2012			2011
(in millions)	**Cost**	**Net unrealized gain**	**Fair value**	Cost	Net unrealized gain	Fair value
Debt securities available for sale	**$ 220,946**	**11,468**	**232,414**	212,642	6,554	219,196
Marketable equity securities	**2,337**	**448**	**2,785**	2,929	488	3,417
Total securities available for sale	**$ 223,283**	**11,916**	**235,199**	215,571	7,042	222,613

Table 10 presents a summary of our securities available-for-sale portfolio, which consists of both debt and marketable equity securities. The total net unrealized gains on securities available for sale were $11.9 billion at December 31, 2012, up from net unrealized gains of $7.0 billion at December 31, 2011, due mostly to a decline in long-term yields and tightening of credit spreads.

The size and composition of the available-for-sale portfolio is largely dependent upon the Company's liquidity and interest rate risk management objectives. Our business generates assets and liabilities, such as loans, deposits and long-term debt, which have different maturities, yields, re-pricing, prepayment characteristics and other provisions that expose us to interest rate and liquidity risk. The available-for-sale securities portfolio consists primarily of liquid, high quality federal agency debt, privately issued mortgage-backed securities (MBS), securities issued by U.S. states and political subdivisions and corporate debt securities. Due to its highly liquid nature, the available-for-sale portfolio can be used to meet funding needs that arise in the normal course of business or due to market stress. Changes in our interest rate risk profile may occur due to changes in overall economic or market conditions that could influence drivers such as loan origination demand, prepayment speeds, or deposit balances and mix. In response, the available-for-sale securities portfolio can be rebalanced to meet the Company's interest rate risk management objectives. In addition to meeting liquidity and interest rate risk management objectives, the available-for-sale securities portfolio may provide yield enhancement over other short-term assets. See the "Risk Management - Asset/Liability

Management" section of this Report for more information on liquidity and interest rate risk.

We analyze securities for OTTI quarterly or more often if a potential loss-triggering event occurs. Of the $416 million in OTTI write-downs recognized in 2012, $240 million related to debt securities. There was $16 million in OTTI write-downs for marketable equity securities and $160 million in OTTI write-downs related to nonmarketable equity investments. For a discussion of our OTTI accounting policies and underlying considerations and analysis see Note 1 (Summary of Significant Accounting Policies – Investments) and Note 5 (Securities Available for Sale) to Financial Statements in this Report.

At December 31, 2012, debt securities available for sale included $38.7 billion of municipal bonds, of which 82% were rated "A-" or better based predominantly on external and, in some cases, internal ratings. Additionally, some of the securities in our total municipal bond portfolio are guaranteed against loss by bond insurers. These guaranteed bonds are predominantly investment grade and were generally underwritten in accordance with our own investment standards prior to the determination to purchase, without relying on the bond insurer's guarantee in making the investment decision. Our municipal bond holdings are monitored as part of our ongoing impairment analysis of our securities available for sale.

The weighted-average expected maturity of debt securities available for sale was 5.5 years at December 31, 2012. Because 57% of this portfolio is MBS, the expected remaining maturity is shorter than the remaining contractual maturity because borrowers generally have the right to prepay obligations before the underlying mortgages mature. The estimated effect of a 200 basis point increase or decrease in interest rates on the fair value and the expected remaining maturity of the MBS available for sale are shown in Table 11.

Table 11: Mortgage-Backed Securities

(in billions)		Fair value	Net unrealized gain (loss)	Expected remaining maturity (in years)
At December 31, 2012				
Actual	$	133.2	7.7	3.7
Assuming a 200 basis point:				
Increase in interest rates		123.6	(1.9)	5.3
Decrease in interest rates		135.8	10.3	2.8

See Note 5 (Securities Available for Sale) to Financial Statements in this Report for securities available for sale by security type.

Loan Portfolio

Total loans were $799.6 billion at December 31, 2012, up $29.9 billion from December 31, 2011. Table 12 provides a summary of total outstanding loans for our commercial and consumer loan portfolios. Excluding the runoff in the non-strategic/liquidating portfolios of $17.8 billion, loans in the core portfolio grew $47.7 billion during 2012. Our core loan growth in 2012 included:

- an $18.3 billion increase in the commercial segment, mostly due to growth in commercial and industrial loans, which included:
  - $6.9 billion from our second quarter 2012 acquisitions of BNP Paribas' North American energy lending business and WestLB's subscription finance loan portfolio; and
  - $858 million of commercial asset-based loans acquired with the acquisition of Burdale Financial Holdings Limited (Burdale) and the portfolio of Burdale Capital Finance Inc. in first quarter 2012; and
- a $29.4 billion increase in consumer loans with growth in first mortgage (including the retention of $19.4 billion of 1-4 family conforming first mortgages), auto, credit card and private student lending.

Additional information on the non-strategic and liquidating loan portfolios is included in Table 17 in the "Credit Risk Management" section of this Report.

Table 12: Loan Portfolios

		December 31, 2012			December 31, 2011		
(in millions)		Core	Liquidating	Total	Core	Liquidating	Total
Commercial	$	358,028	3,170	361,198	339,755	5,695	345,450
Consumer		346,984	91,392	438,376	317,550	106,631	424,181
Total loans	$	705,012	94,562	799,574	657,305	112,326	769,631

A discussion of average loan balances and a comparative detail of average loan balances is included in Table 5 under "Earnings Performance – Net Interest Income" earlier in this Report. Year-end balances and other loan related information are in Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report.

Table 13 shows contractual loan maturities for selected loan categories and sensitivities of those loans to changes in interest rates.

Table 13: Maturities for Selected Loan Categories

									December 31,
					2012				2011
(in millions)		Within one year	After one year through five years	After five years	Total	Within one year	After one year through five years	After five years	Total
Selected loan maturities:									
Commercial and industrial	$	45,212	123,578	18,969	187,759	44,258	101,273	21,685	167,216
Real estate mortgage		22,328	56,085	27,927	106,340	22,537	54,201	29,237	105,975
Real estate construction		7,685	7,961	1,258	16,904	10,059	8,178	1,145	19,382
Foreign		27,219	7,460	3,092	37,771	35,258	3,142	1,360	39,760
Total selected loans	$	102,444	195,084	51,246	348,774	112,112	166,794	53,427	332,333
Distribution of loans due after one year to changes in interest rates:									
Loans at fixed interest rates		$	20,894	11,387			19,319	13,712	
Loans at floating/variable interest rates			174,190	39,859			147,475	39,715	
Total selected loans		$	195,084	51,246			166,794	53,427	

Deposits

Deposits totaled $1.0 trillion at December 31, 2012, compared with $920.1 billion at December 31, 2011. Table 14 provides additional information regarding deposits. Information regarding the impact of deposits on net interest income and a comparison of average deposit balances is provided in "Earnings Performance – Net Interest Income" and Table 5 earlier in this Report. Total core deposits were $945.7 billion at December 31, 2012, up $73.1 billion from $872.6 billion at December 31, 2011.

Table 14: Deposits

($ in millions)		Dec. 31, 2012	% of total deposits		Dec. 31, 2011	% of total deposits	% Change
Noninterest-bearing	$	**288,207**	**29 %**	$	243,961	26 %	18
Interest-bearing checking		**35,275**	**4**		37,027	4	(5)
Market rate and other savings		**517,464**	**52**		485,534	53	7
Savings certificates		**55,966**	**6**		63,617	7	(12)
Foreign deposits (1)		**48,837**	**4**		42,490	5	15
Core deposits		**945,749**	**95**		872,629	95	8
Other time and savings deposits		**33,755**	**3**		20,745	2	63
Other foreign deposits		**23,331**	**2**		26,696	3	(13)
Total deposits	$	**1,002,835**	**100 %**	$	920,070	100 %	9

(1) Reflects Eurodollar sweep balances included in core deposits.

Off-Balance Sheet Arrangements

In the ordinary course of business, we engage in financial transactions that are not recorded in the balance sheet, or may be recorded in the balance sheet in amounts that are different from the full contract or notional amount of the transaction. These transactions are designed to (1) meet the financial needs of customers, (2) manage our credit, market or liquidity risks, (3) diversify our funding sources, and/or (4) optimize capital.

Off-Balance Sheet Transactions with Unconsolidated Entities

We routinely enter into various types of on- and off-balance sheet transactions with special purpose entities (SPEs), which are corporations, trusts or partnerships that are established for a limited purpose. Generally, SPEs are formed in connection with securitization transactions. For more information on securitizations, including sales proceeds and cash flows from securitizations, see Note 8 (Securitizations and Variable Interest Entities) to Financial Statements in this Report.

Guarantees and Certain Contingent Arrangements

Guarantees are contracts that contingently require us to make payments to a guaranteed party based on an event or a change in an underlying asset, liability, rate or index. Guarantees are generally in the form of standby letters of credit, securities lending and other indemnifications, liquidity agreements, written put options, recourse obligations, residual value guarantees and contingent consideration.

For more information on guarantees and certain contingent arrangements, see Note 14 (Guarantees, Pledged Assets and Collateral) to Financial Statements in this Report.

Contractual Cash Obligations

In addition to the contractual commitments and arrangements previously described, which, depending on the nature of the obligation, may or may not require use of our resources, we enter into other contractual obligations that may require future cash payments in the ordinary course of business, including debt issuances for the funding of operations and leases for premises and equipment.

Table 15 summarizes these contractual obligations as of December 31, 2012, excluding the projected cash payments for obligations for short-term borrowing arrangements and pension and postretirement benefit plans. More information on those obligations is in Note 12 (Short-Term Borrowings) and Note 20 (Employee Benefits and Other Expenses) to Financial Statements in this Report.

Table 15: Contractual Cash Obligations

(in millions)	Note(s) to Financial Statements		Less than 1 year	1-3 years	3-5 years	More than 5 years	Indeterminate maturity	Total
Contractual payments by period:								
Deposits (1)	11	$	56,921	20,197	9,030	3,959	912,728	1,002,835
Long-term debt (2)	7, 13		15,961	28,342	31,318	51,758	-	127,379
Interest (3)			3,056	4,415	3,206	17,498	-	28,175
Operating leases	7		1,311	2,154	1,465	2,594	-	7,524
Unrecognized tax obligations	21		19	-	-	-	2,725	2,744
Commitments to purchase debt securities			1,523	-	-	-	-	1,523
Purchase and other obligations (4)			518	727	57	10	-	1,312
Total contractual obligations		$	79,309	55,835	45,076	75,819	915,453	1,171,492

(1) Includes interest-bearing and noninterest-bearing checking, and market rate and other savings accounts.
(2) Balances are presented net of unamortized debt discounts and premiums and purchase accounting adjustments.
(3) Represents the future interest obligations related to interest-bearing time deposits and long-term debt in the normal course of business including a net reduction of $17 billion related to hedges used to manage interest rate risk. These interest obligations assume no early debt redemption. We estimated variable interest rate payments using December, 31 2012 rates, which we held constant until maturity. We have excluded interest related to structured notes where our payment obligation is contingent on the performance of certain benchmarks.
(4) Represents agreements to purchase goods or services.

We are subject to the income tax laws of the U.S., its states and municipalities, and those of the foreign jurisdictions in which we operate. We have various unrecognized tax obligations related to these operations that may require future cash tax payments to various taxing authorities. Because of their uncertain nature, the expected timing and amounts of these payments generally are not reasonably estimable or determinable. We attempt to estimate the amount payable in the next 12 months based on the status of our tax examinations and settlement discussions. See Note 21 (Income Taxes) to Financial Statements in this Report for more information.

We enter into derivatives, which create contractual obligations, as part of our interest rate risk management process for our customers or for other trading activities. See the "Risk Management – Asset/Liability" section and Note 16 (Derivatives) to Financial Statements in this Report for more information.

Transactions with Related Parties

The Related Party Disclosures topic of the Codification requires disclosure of material related party transactions, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. We had no related party transactions required to be reported for the years ended December 31, 2012, 2011 and 2010.

Risk Management

All financial institutions must manage and control a variety of business risks that can significantly affect their financial performance. Among the key risks that we must manage are credit risks, asset/liability interest rate and market risks, and operational risks. Our Board of Directors (Board) and executive management have overall and ultimate responsibility for management of these risks, which they carry out through committees with specific and well-defined risk management functions. For example, the Board's Credit Committee oversees the annual credit quality plan and lending policies, credit trends, the allowance for credit loss policy, and high risk portfolios and concentrations. The Finance Committee oversees the Company's major financial risks, including market, interest rate, and liquidity and funding risks, as well as equity exposure and fixed income investments, and also oversees the Company's capital management and planning processes. The Audit and Examination Committee oversees operational, legal and compliance risk, in addition to the policies and management activities relating to the Company's financial reporting. The Risk Committee oversees the Company's enterprise-wide risk management framework, including the strategies, policies, processes and systems used to identify, assess, measure and manage the major risks facing the Company. The Risk Committee does not duplicate the risk oversight of the Board's other committees, but rather helps ensure end-to-end ownership of oversight of all risk issues in one Board committee and enhances the Board's and management's understanding of the Company's aggregate enterprise-wide risk appetite.

The Board and its committees work closely with management in overseeing risk. Each Board committee receives reports and information regarding risk issues directly from management and, in some cases, management committees have been established to inform the risk management framework and provide governance and advice regarding risk management functions. These management committees include the Company's Operating Committee, which consists of the Company's senior executives who report to the CEO and who meet weekly to, among other things, discuss strategic, operational and risk issues at the enterprise level, and the Enterprise Risk Management Committee, which is chaired by the Company's Chief Risk Officer and includes other senior executives responsible for managing risk across the Company. Management's corporate risk organization is headed by the Chief Risk Officer who, among other things, oversees the Company's credit, market and operational risks. The Chief Risk Officer and the Chief Credit, Market and Operational Risk Officers, who report to the Chief Risk Officer, work closely with the Board's Risk, Credit and Audit and Examination Committees and frequently provide reports to these and other Board committees and update the committee chairs and other Board members on risk issues outside of regular committee meetings, as appropriate. The full Board receives reports at each of its meetings from the committee chairs about committee activities, including risk oversight matters, and receives a quarterly report from the Enterprise Risk Management Committee regarding current or emerging risk issues.

Operating Risk Management

Effective management of operational risks, which include risks relating to management information systems, security systems, and information security, is also an important focus for financial institutions such as Wells Fargo. Wells Fargo and reportedly other financial institutions have been the target of various denial-of-service or other cyber attacks as part of what appears to be a coordinated effort to disrupt the operations of financial institutions and potentially test their cybersecurity in advance of future and more advanced cyber attacks. To date Wells Fargo has not experienced any material losses relating to these or other cyber attacks. Cybersecurity and the continued development and enhancement of our controls, processes and systems to protect our networks, computers, software, and data from attack, damage or unauthorized access remain a priority for Wells Fargo. See the "Risk Factors" section of this Report for additional information regarding the risks associated with a failure or breach of our operational or security systems or infrastructure, including as a result of cyber attacks.

Credit Risk Management

Loans represent the largest component of assets on our balance sheet and their related credit risk is among the most significant risks we manage. We define credit risk as the risk of loss associated with a borrower or counterparty default (failure to meet obligations in accordance with agreed upon terms). Table 16 presents our total loans outstanding by portfolio segment and class of financing receivable.

Table 16: Total Loans Outstanding by Portfolio Segment and Class of Financing Receivable

	December 31,	
(in millions)	2012	2011
Commercial:		
Commercial and industrial	$ **187,759**	167,216
Real estate mortgage	**106,340**	105,975
Real estate construction	**16,904**	19,382
Lease financing	**12,424**	13,117
Foreign (1)	**37,771**	39,760
Total commercial	**361,198**	345,450
Consumer:		
Real estate 1-4 family first mortgage	**249,900**	228,894
Real estate 1-4 family junior lien mortgage	**75,465**	85,991
Credit card	**24,640**	22,836
Other revolving credit and installment	**88,371**	86,460
Total consumer	**438,376**	424,181
Total loans	$ **799,574**	769,631

(1) Substantially all of our foreign loan portfolio is commercial loans. Loans are classified as foreign if the borrower's primary address is outside of the United States.

We manage our credit risk by establishing what we believe are sound credit policies for underwriting new business, while monitoring and reviewing the performance of our existing loan portfolios. We employ various credit risk management and monitoring activities to mitigate risks associated with multiple risk factors affecting loans we hold, could acquire or originate including:

- Loan concentrations and related credit quality
- Counterparty credit risk
- Economic and market conditions
- Legislative or regulatory mandates
- Changes in interest rates
- Merger and acquisition activities
- Reputation risk

Our credit risk management oversight process is governed centrally, but provides for decentralized management and accountability by our lines of business. Our overall credit process includes comprehensive credit policies, disciplined credit underwriting, frequent and detailed risk measurement and modeling, extensive credit training programs, and a continual loan review and audit process.

A key to our credit risk management is adherence to a well controlled underwriting process, which we believe is appropriate for the needs of our customers as well as investors who purchase the loans or securities collateralized by the loans.

Non-Strategic and Liquidating Loan Portfolios We continually evaluate and modify our credit policies to address appropriate levels of risk. We may designate certain portfolios and loan products as non-strategic or liquidating to cease their continued origination as we actively work to limit losses and reduce our exposures.

Table 17 identifies our non-strategic and liquidating loan portfolios. They consist primarily of the Pick-a-Pay mortgage portfolio and PCI loans acquired from Wachovia, certain portfolios from legacy Wells Fargo Home Equity and Wells Fargo Financial, and our education finance government guaranteed loan portfolio. The total balance of our non-strategic and liquidating loan portfolios has decreased 50% since the merger with Wachovia at December 31, 2008, and decreased 16% from the end of 2011.

The home equity portfolio of loans generated through third party channels is designated as liquidating. Additional information regarding this portfolio, as well as the liquidating PCI and Pick-a-Pay loan portfolios, is provided in the discussion of loan portfolios that follows.

Table 17: Non-Strategic and Liquidating Loan Portfolios

					Outstanding balance December 31,
(in millions)	**2012**	2011	2010	2009	2008
Commercial:					
Legacy Wachovia commercial and industrial, CRE and foreign PCI loans (1)	$ **3,170**	5,695	7,935	12,988	18,704
Total commercial	**3,170**	5,695	7,935	12,988	18,704
Consumer:					
Pick-a-Pay mortgage (1)	**58,274**	65,652	74,815	85,238	95,315
Liquidating home equity	**4,647**	5,710	6,904	8,429	10,309
Legacy Wells Fargo Financial indirect auto	**830**	2,455	6,002	11,253	18,221
Legacy Wells Fargo Financial debt consolidation	**14,519**	16,542	19,020	22,364	25,299
Education Finance - government guaranteed	**12,465**	15,376	17,510	21,150	20,465
Legacy Wachovia other PCI loans (1)	**657**	896	1,118	1,688	2,478
Total consumer	**91,392**	106,631	125,369	150,122	172,087
Total non-strategic and liquidating loan portfolios	$ **94,562**	112,326	133,304	163,110	190,791

(1) Net of purchase accounting adjustments related to PCI loans.

PURCHASED CREDIT-IMPAIRED (PCI) LOANS Loans acquired with evidence of credit deterioration since their origination and where it is probable that we will not collect all contractually required principal and interest payments are PCI loans. PCI loans are recorded at fair value at the date of acquisition, and the historical allowance for credit losses related to these loans is not carried over. Such loans are considered to be accruing due to the existence of the accretable yield and not based on consideration given to contractual interest payments. Substantially all of our PCI loans were acquired in the Wachovia acquisition on December 31, 2008.

A nonaccretable difference is established for PCI loans to absorb losses expected on those loans at the date of acquisition. Amounts absorbed by the nonaccretable difference do not affect the income statement or the allowance for credit losses.

Substantially all commercial and industrial, CRE and foreign PCI loans are accounted for as individual loans. Conversely, Pick-a-Pay and other consumer PCI loans have been aggregated into pools based on common risk characteristics. Each pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

Resolutions of loans may include sales to third parties, receipt of payments in settlement with the borrower, or foreclosure of the collateral. Our policy is to remove an individual PCI loan from a pool based on comparing the amount received from its resolution with its contractual amount. Any difference between these amounts is absorbed by the nonaccretable difference. This removal method assumes that the amount received from resolution approximates pool performance expectations. The accretable yield percentage is unaffected by the resolution and any changes in the effective yield for the remaining loans in the pool are addressed by our quarterly cash flow evaluation process for each pool. For loans that are resolved by payment in full, there is no release of the nonaccretable difference for the pool because there is no difference between the amount received at resolution and the contractual amount of the loan. Modified PCI loans are not removed from a pool even if those loans would otherwise be deemed TDRs. Modified PCI loans that are accounted for individually are TDRs, and removed from PCI accounting, if there has been a concession granted in excess of the original nonaccretable difference. We include these TDRs in our impaired loans.

During 2012, we recognized as income $85 million released from the nonaccretable difference related to commercial PCI loans due to payoffs and other resolutions. We also transferred $1.1 billion from the nonaccretable difference to the accretable yield for PCI loans with improving credit-related cash flows and absorbed $2.5 billion of losses in the nonaccretable difference from loan resolutions and write-downs. Our cash flows expected to be collected have been favorably affected by lower expected defaults and losses as a result of observed economic strengthening, particularly in housing prices, and our loan modification efforts. See the "Real Estate 1-4 Family First and Junior Lien Mortgage Loans" section in this Report for additional information. These factors led to the reduction in expected losses on PCI loans, primarily Pick-a-Pay, which resulted in a reclassification from nonaccretable difference to accretable yield in 2012, which has also occurred in prior years. Table 18 provides an analysis of changes in the nonaccretable difference.

Table 18: Changes in Nonaccretable Difference for PCI Loans

(in millions)		Commercial	Pick-a-Pay	Other consumer	Total
Balance, December 31, 2008	$	10,410	26,485	4,069	40,964
Release of nonaccretable difference due to:					
Loans resolved by settlement with borrower (1)		(330)	-	-	(330)
Loans resolved by sales to third parties (2)		(86)	-	(85)	(171)
Reclassification to accretable yield for loans with improving credit-related cash flows (3)		(138)	(27)	(276)	(441)
Use of nonaccretable difference due to:					
Losses from loan resolutions and write-downs (4)		(4,853)	(10,218)	(2,086)	(17,157)
Balance, December 31, 2009		5,003	16,240	1,622	22,865
Release of nonaccretable difference due to:					
Loans resolved by settlement with borrower (1)		(817)	-	-	(817)
Loans resolved by sales to third parties (2)		(172)	-	-	(172)
Reclassification to accretable yield for loans with improving credit-related cash flows (3)		(726)	(2,356)	(317)	(3,399)
Use of nonaccretable difference due to:					
Losses from loan resolutions and write-downs (4)		(1,698)	(2,959)	(391)	(5,048)
Balance, December 31, 2010		1,590	10,925	914	13,429
Addition of nonaccretable difference due to acquisitions		188	-	-	188
Release of nonaccretable difference due to:					
Loans resolved by settlement with borrower (1)		(198)	-	-	(198)
Loans resolved by sales to third parties (2)		(41)	-	-	(41)
Reclassification to accretable yield for loans with improving credit-related cash flows (3)		(352)	-	(21)	(373)
Use of nonaccretable difference due to:					
Losses from loan resolutions and write-downs (4)		(258)	(1,799)	(241)	(2,298)
Balance, December 31, 2011		**929**	**9,126**	**652**	**10,707**
Addition of nonaccretable difference due to acquisitions		**7**	**-**	**-**	**7**
Release of nonaccretable difference due to:					
Loans resolved by settlement with borrower (1)		**(81)**	**-**	**-**	**(81)**
Loans resolved by sales to third parties (2)		**(4)**	**-**	**-**	**(4)**
Reclassification to accretable yield for loans with improving credit-related cash flows (3)		**(315)**	**(648)**	**(178)**	**(1,141)**
Use of nonaccretable difference due to:					
Losses from loan resolutions and write-downs (4)(5)		**(114)**	**(2,246)**	**(164)**	**(2,524)**
Balance, December 31, 2012	**$**	**422**	**6,232**	**310**	**6,964**

(1) Release of the nonaccretable difference for settlement with borrower, on individually accounted PCI loans, increases interest income in the period of settlement. Pick-a-Pay and Other consumer PCI loans do not reflect nonaccretable difference releases for settlements with borrowers due to pool accounting for those loans, which assumes that the amount received approximates the pool performance expectations.

(2) Release of the nonaccretable difference as a result of sales to third parties increases noninterest income in the period of the sale.

(3) Reclassification of nonaccretable difference to accretable yield for loans with increased cash flow estimates will result in increased interest income as a prospective yield adjustment over the remaining life of the loan or pool of loans.

(4) Write-downs to net realizable value of PCI loans are absorbed by the nonaccretable difference when severe delinquency (normally 180 days) or other indications of severe borrower financial stress exist that indicate there will be a loss of contractually due amounts upon final resolution of the loan.

(5) The year ended December 31, 2012, includes $462 million resulting from the OCC guidance issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be written down to net realizable collateral value, regardless of their delinquency status.

Since December 31, 2008, we have released $7.2 billion in nonaccretable difference, including $5.4 billion transferred from the nonaccretable difference to the accretable yield and $1.8 billion released to income through loan resolutions. Also, we have provided $1.8 billion for losses on certain PCI loans or pools of PCI loans that have had credit-related decreases to cash flows expected to be collected. The net result is a $5.4 billion reduction from December 31, 2008, through December 31, 2012, in our initial projected losses of $41.0 billion on all PCI loans.

At December 31, 2012, the allowance for credit losses on certain PCI loans was $117 million. The allowance is necessary to absorb credit-related decreases in cash flows expected to be collected and primarily relates to individual PCI commercial loans. Table 19 analyzes the actual and projected loss results on PCI loans since acquisition through December 31, 2012.

For additional information on PCI loans, see Note 1 (Summary of Significant Accounting Policies – Loans) and Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report.

Table 19: Actual and Projected Loss Results on PCI Loans Since Acquisition of Wachovia

(in millions)		Commercial	Pick-a-Pay	Other consumer	Total
Release of nonaccretable difference due to:					
Loans resolved by settlement with borrower (1)	$	1,426	-	-	1,426
Loans resolved by sales to third parties (2)		303	-	85	388
Reclassification to accretable yield for loans with improving credit-related cash flows (3)		1,531	3,031	792	5,354
Total releases of nonaccretable difference due to better than expected losses		3,260	3,031	877	7,168
Provision for losses due to credit deterioration (4)		(1,693)	-	(123)	(1,816)
Actual and projected losses on PCI loans less than originally expected	$	1,567	3,031	754	5,352

(1) Release of the nonaccretable difference for settlement with borrower, on individually accounted PCI loans, increases interest income in the period of settlement. Pick-a-Pay and Other consumer PCI loans do not reflect nonaccretable difference releases for settlements with borrowers due to pool accounting for those loans, which assumes that the amount received approximates the pool performance expectations.
(2) Release of the nonaccretable difference as a result of sales to third parties increases noninterest income in the period of the sale.
(3) Reclassification of nonaccretable difference to accretable yield for loans with increased cash flow estimates will result in increased interest income as a prospective yield adjustment over the remaining life of the loan or pool of loans.
(4) Provision for additional losses is recorded as a charge to income when it is estimated that the cash flows expected to be collected for a PCI loan or pool of loans may not support full realization of the carrying value.

Significant Portfolio Reviews Measuring and monitoring our credit risk is an ongoing process that tracks delinquencies, collateral values, FICO scores, economic trends by geographic areas, loan-level risk grading for certain portfolios (typically commercial) and other indications of credit risk. Our credit risk monitoring process is designed to enable early identification of developing risk and to support our determination of an appropriate allowance for credit losses. The following discussion provides additional characteristics and analysis of our significant portfolios. See Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report for more analysis and credit metric information.

COMMERCIAL AND INDUSTRIAL LOANS AND LEASE FINANCING For purposes of portfolio risk management, we aggregate commercial and industrial loans and lease financing according to market segmentation and standard industry codes. Table 20 summarizes commercial and industrial loans and lease financing by industry with the related nonaccrual totals. We generally subject commercial and industrial loans and lease financing to individual risk assessment using our internal borrower and collateral quality ratings. Our ratings are aligned to pass and criticized categories with our criticized categories aligned to special mention, substandard and doubtful categories as defined by bank regulatory agencies.

Across our non-PCI commercial loans and leases, the commercial and industrial loans and lease financing portfolio generally experienced credit improvement in 2012. Of the total commercial and industrial loans and lease financing non-PCI portfolio, 0.02% was 90 days or more past due and still accruing at December 31, 2012, compared with 0.09% at December 31, 2011, 0.72% (1.22% at December 31, 2011) was nonaccruing and 9.43% (12.5% at December 31, 2011) was criticized. The net charge-off rate for this portfolio declined to 0.46% in 2012 from 0.70% for 2011.

A majority of our commercial and industrial loans and lease financing portfolio is secured by short-term assets, such as accounts receivable, inventory and securities, as well as long-lived assets, such as equipment and other business assets. Generally, the collateral securing this portfolio represents a secondary source of repayment. See Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report for additional credit metric information.

Table 20: Commercial and Industrial Loans and Lease Financing by Industry

	December 31, 2012		
(in millions)	Nonaccrual loans	Total portfolio (1)	% of total loans
PCI loans (1):			
Healthcare	$ -	48	* %
Technology	-	39	*
Aerospace and defense	-	37	*
Home furnishings	-	23	*
Steel and metal products	-	22	*
Leisure	-	17	*
Other	-	73 (2)	*
Total PCI loans	$ -	259	* %
All other loans:			
Oil and gas	$ 36	13,634	2 %
Investors	2	13,570	2
Cyclical retailers	30	12,459	2
Financial institutions	76	12,228	2
Food and beverage	42	11,804	1
Healthcare	39	10,044	1
Industrial equipment	50	9,941	1
Real estate lessor	32	9,370	1
Technology	20	6,767	*
Transportation	12	6,597	*
Business services	30	5,754	*
Securities firms	65	5,534	*
Other	1,015	82,222 (3)	10
Total all other loans	$ 1,449	199,924	25 %
Total	$ 1,449	200,183	25 %

* Less than 1%.
(1) For PCI loans, amounts represent carrying value. PCI loans are considered to be accruing due to the existence of the accretable yield and not based on consideration given to contractual interest payments.
(2) No other single category had loans in excess of $11.4 million.
(3) No other single category had loans in excess of $4.7 billion.

During the current credit cycle, we have experienced an increase in loans requiring risk mitigation activities including the restructuring of loan terms and requests for extensions of commercial and industrial and CRE loans. All actions are based on a re-underwriting of the loan and our assessment of the borrower's ability to perform under the agreed-upon terms. Extension terms generally range from six to thirty-six months and may require that the borrower provide additional economic support in the form of partial repayment, or additional collateral or guarantees. In cases where the value of collateral or financial condition of the borrower is insufficient to repay our loan, we may rely upon the support of an outside repayment guarantee in providing the extension.

Our ability to seek performance under a guarantee is directly related to the guarantor's creditworthiness, capacity and willingness to perform, which is evaluated on an annual basis, or more frequently as warranted. Our evaluation is based on the most current financial information available and is focused on various key financial metrics, including net worth, leverage, and current and future liquidity. We consider the guarantor's reputation, creditworthiness, and willingness to work with us based on our analysis as well as other lenders' experience with the guarantor. Our assessment of the guarantor's credit strength is reflected in our loan risk ratings for such loans. The loan risk rating and accruing status are important factors in our allowance methodology for commercial and industrial and CRE loans.

In considering the accrual status of the loan, we evaluate the collateral and future cash flows as well as the anticipated support of any repayment guarantor. In many cases the strength of the guarantor provides sufficient assurance that full repayment of the loan is expected. When full and timely collection of the loan becomes uncertain, including the performance of the guarantor, we place the loan on nonaccrual status. As appropriate, we also charge the loan down in accordance with our charge-off policies, generally to the net realizable value of the collateral securing the loan, if any.

At the time of restructuring, we evaluate whether the loan should be classified as a TDR, and account for it accordingly. For more information on TDRs, see "Troubled Debt Restructurings" later in this section and Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report.

COMMERCIAL REAL ESTATE (CRE) The CRE portfolio, consisting of both CRE mortgage loans and CRE construction loans, totaled $123.2 billion, or 15%, of total loans at December 31, 2012. CRE construction loans totaled $16.9 billion and CRE mortgage loans totaled $106.3 billion at December 31, 2012. Table 21 summarizes CRE loans by state and property type with the related nonaccrual totals. CRE nonaccrual loans totaled 4% of the non-PCI CRE outstanding balance at December 31, 2012 compared with 5% at December 31, 2011. The portfolio is diversified both geographically and by property type. The largest geographic concentrations of combined CRE loans are in California and Florida, which represented 27% and 9% of the total CRE portfolio, respectively. By property type, the largest concentrations are office buildings at 26% and industrial/warehouse at 10% of the portfolio. At December 31, 2012, we had $17.2 billion of criticized non-PCI CRE mortgage loans, a decrease of 24% from December 31, 2011, and $3.8 billion of criticized non-PCI CRE construction loans, a decrease of 44% from December 31, 2011. See Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report for additional information on criticized loans.

At December 31, 2012, the recorded investment in PCI CRE loans totaled $2.8 billion, down from $12.3 billion when acquired at December 31, 2008, reflecting the reduction resulting from principal payments, loan resolutions and write-downs.

Table 21: CRE Loans by State and Property Type

(in millions)		Real estate mortgage Nonaccrual loans	Real estate mortgage Total portfolio (1)	Real estate construction Nonaccrual loans	Real estate construction Total portfolio (1)	Total Nonaccrual loans	Total Total portfolio (1)		% of total loans
									December 31, 2012
By state:									
PCI loans (1):									
New York	$	-	438	-	91	-	529		*%
Florida		-	290	-	150	-	440		*
California		-	302	-	52	-	354		*
Pennsylvania		-	112	-	93	-	205		*
Texas		-	120	-	65	-	185		*
Other		-	708	-	426	-	1,134	(2)	*
Total PCI loans	$	-	1,970	-	877	-	2,847		*%
All other loans:									
California	$	794	29,291	157	3,301	951	32,592		4 %
Florida		374	8,800	133	1,353	507	10,153		1
Texas		283	7,708	32	1,416	315	9,124		1
New York		35	6,561	2	880	37	7,441		*
North Carolina		228	4,003	84	921	312	4,924		*
Arizona		129	4,265	28	489	157	4,754		*
Georgia		222	3,276	78	509	300	3,785		*
Virginia		84	2,677	28	981	112	3,658		*
Washington		32	2,869	17	508	49	3,377		*
Colorado		146	2,875	16	427	162	3,302		*
Other		995	32,045	428	5,242	1,423	37,287	(3)	5
Total all other loans	$	3,322	104,370	1,003	16,027	4,325	120,397		15 %
Total	$	3,322	106,340	1,003	16,904	4,325	123,244		15 %
By property:									
PCI loans (1):									
Office buildings	$	-	646	-	85	-	731		*%
Apartments		-	474	-	120	-	594		*
Retail (excluding shopping center)		-	360	-	5	-	365		*
Shopping center		-	167	-	83	-	250		*
1-4 family land		-	-	-	187	-	187		*
Other		-	323	-	397	-	720		*
Total PCI loans	$	-	1,970	-	877	-	2,847		*%
All other loans:									
Office buildings	$	803	30,009	74	1,040	877	31,049		4 %
Industrial/warehouse		432	12,130	20	477	452	12,607		2
Apartments		165	9,873	20	1,679	185	11,552		1
Retail (excluding shopping center)		439	10,590	40	323	479	10,913		1
Real estate - other		363	10,212	52	353	415	10,565		1
Shopping center		353	10,008	35	537	388	10,545		1
Hotel/motel		166	8,250	30	687	196	8,937		1
Land (excluding 1-4 family)		5	94	248	7,380	253	7,474		*
Institutional		91	2,764	-	328	91	3,092		*
Agriculture		157	2,614	-	17	157	2,631		*
Other		348	7,826	484	3,206	832	11,032		1
Total all other loans	$	3,322	104,370	1,003	16,027	4,325	120,397		15 %
Total	$	3,322	106,340	1,003	16,904	4,325	123,244		15 %

* Less than 1%.

(1) For PCI loans, amounts represent carrying value. PCI loans are considered to be accruing due to the existence of the accretable yield and not based on consideration given to contractual interest payments.

(2) Includes 32 states; no state had loans in excess of $157 million.

(3) Includes 40 states; no state had loans in excess of $2.9 billion.

FOREIGN LOANS AND EUROPEAN EXPOSURE We classify loans as foreign if the borrower's primary address is outside of the United States. At December 31, 2012, foreign loans totaled $37.8 billion, representing approximately 5% of our total consolidated loans outstanding and approximately 3% of our total assets.

Our foreign country risk monitoring process incorporates frequent dialogue with our foreign financial institution customers, counterparties and with regulatory agencies, enhanced by centralized monitoring of macroeconomic and capital markets conditions. We establish exposure limits for each country through a centralized oversight process based on the needs of our customers, and in consideration of relevant economic, political, social, legal, and transfer risks. We monitor exposures closely and adjust our limits in response to changing conditions.

We evaluate our individual country risk exposure on an ultimate country of risk basis which is normally based on the country of residence of the guarantor or collateral location. Our largest foreign country exposure on an ultimate risk basis was the United Kingdom, which amounted to approximately $15.9 billion, or 1% of our total assets, and included $2.3 billion of sovereign claims. Our United Kingdom sovereign claims arise primarily from deposits we have placed with the Bank of England pursuant to regulatory requirements in support of our London branch.

At December 31, 2012, our Eurozone exposure, including cross-border claims on an ultimate risk basis, and foreign exchange and derivative products, aggregated approximately $10.5 billion, including $232 million of sovereign claims, compared with approximately $11.4 billion at December 31, 2011, which included $364 million of sovereign claims. Our Eurozone exposure is relatively small compared to our overall credit risk exposure and is diverse by country, type, and counterparty.

We conduct periodic stress tests of our significant country risk exposures, analyzing the direct and indirect impacts on the risk of loss from various macroeconomic and capital markets scenarios. We do not have significant exposure to foreign country risks because our foreign portfolio is relatively small. However, we have identified exposure to increased loss from U.S. borrowers associated with the potential impact of a European downturn on the U.S. economy. We mitigate these potential impacts on the risk of loss through our normal risk management processes which include active monitoring and, if necessary, the application of aggressive loss mitigation strategies.

Table 22 provides information regarding our exposures to European sovereign entities and institutions located within such countries, including cross-border claims on an ultimate risk basis, and foreign exchange and derivative products.

Table 22: European Exposure

	Lending (1)(2)		Securities (3)		Derivatives and other (4)		Total exposure		
(in millions)	Sovereign	Non-sovereign	Sovereign	Non-sovereign	Sovereign	Non-sovereign	Sovereign	Non-sovereign (5)	Total
December 31, 2012									
Eurozone									
Netherlands	$ -	2,542	-	334	-	18	-	2,894	2,894
Germany	61	1,934	-	210	-	159	61	2,303	2,364
France	27	920	-	461	-	147	27	1,528	1,555
Luxembourg	-	891	-	82	-	5	-	978	978
Ireland	39	721	-	37	-	41	39	799	838
Spain	-	735	-	59	-	3	-	797	797
Austria	105	250	-	6	-	-	105	256	361
Italy	-	238	-	88	-	1	-	327	327
Belgium	-	156	-	32	-	9	-	197	197
Other (6)	-	104	-	82	-	2	-	188	188
Total Eurozone exposure	232	8,491	-	1,391	-	385	232	10,267	10,499
United Kingdom	2,274	6,541	-	6,492	-	574	2,274	13,607	15,881
Other European countries	-	3,887	10	250	12	564	22	4,701	4,723
Total European exposure	$ 2,506	18,919	10	8,133	12	1,523	2,528	28,575	31,103

(1) Lending exposure includes funded loans and unfunded commitments, leveraged leases, and money market placements presented on a gross basis prior to the deduction of impairment allowance and collateral received under the terms of the credit agreements.

(2) Includes $871 million in PCI loans, largely to customers in Germany and United Kingdom territories, and $2.4 billion in defeased leases secured predominantly by U.S. Treasury and government agency securities, or government guaranteed.

(3) Represents issuer exposure on cross-border debt and equity securities, held in trading or available-for-sale portfolio, at fair value.

(4) Represents counterparty exposure on foreign exchange and derivative contracts, and securities resale and lending agreements. This exposure is presented net of counterparty netting adjustments and reduced by the amount of cash collateral. It includes credit default swaps (CDS) predominantly used to manage our U.S. and London-based cash credit trading businesses, which sometimes results in selling and purchasing protection on the identical reference entity. Generally, we do not use market instruments such as CDS to hedge the credit risk of our investment or loan positions, although we do use them to manage risk in our trading businesses. At December 31, 2012, the gross notional amount of our CDS sold that reference assets domiciled in Europe was $7.5 billion, which was offset by the notional amount of CDS purchased of $7.6 billion. We did not have any CDS purchased or sold where the reference asset was solely the sovereign debt of a European country. Certain CDS purchased or sold reference pools of assets that contain sovereign debt, however the amount of referenced sovereign European debt was insignificant at December 31, 2012.

(5) Total non-sovereign exposure comprises $13.1 billion exposure to financial institutions and $15.5 billion to non-financial corporations at December 31, 2012.

(6) Includes non-sovereign exposure to Greece and Portugal in the amount of $6 million and $30 million, respectively. We had no sovereign debt exposure to these countries at December 31, 2012.

REAL ESTATE 1-4 FAMILY FIRST AND JUNIOR LIEN MORTGAGE LOANS Our real estate 1-4 family first and junior lien mortgage loans primarily include loans we have made to customers and retained as part of our asset liability management strategy. These loans also include the Pick-a-Pay portfolio acquired from Wachovia and the home equity portfolio, which are discussed later in this Report. In addition, these loans include other purchased loans and loans included on our balance sheet due to the adoption of consolidation accounting guidance related to variable interest entities (VIEs).

Our underwriting and periodic review of loans collateralized by residential real property includes appraisals or estimates from automated valuation models (AVMs) to support property values. AVMs are computer-based tools used to estimate the market value of homes. AVMs are a lower-cost alternative to appraisals and support valuations of large numbers of properties in a short period of time using market comparables and price trends for local market areas. The primary risk associated with the use of AVMs is that the value of an individual property may vary significantly from the average for the market area. We have processes to periodically validate AVMs and specific risk management guidelines addressing the circumstances when AVMs may be used. AVMs are generally used in underwriting to support property values on loan originations only where the loan amount is under $250,000. We generally require property visitation appraisals by a qualified independent appraiser for larger residential property loans.

Some of our real estate 1-4 family first and junior lien mortgage loans include an interest-only feature as part of the loan terms. These interest-only loans were approximately 18% of total loans at December 31, 2012, compared with 21% at December 31, 2011.

We believe we have manageable adjustable-rate mortgage (ARM) reset risk across our owned mortgage loan portfolios. We do not offer option ARM products, nor do we offer variable-rate mortgage products with fixed payment amounts, commonly referred to within the financial services industry as negative amortizing mortgage loans. Our liquidating option ARM portfolio was acquired from Wachovia. Since our acquisition of the Pick-a-Pay loan portfolio at the end of 2008, we have reduced the option payment portion of the portfolio, from 86% to 49% of the portfolio at December 31, 2012. For more information, see the "Pick-a-Pay Portfolio" section in this Report.

We continue to modify real estate 1-4 family mortgage loans to assist homeowners and other borrowers in the current difficult economic cycle. Loans are underwritten at the time of the modification in accordance with underwriting guidelines established for governmental and proprietary loan modification programs. As a participant in the U.S. Treasury's Making Home Affordable (MHA) programs, we are focused on helping customers stay in their homes. The MHA programs create a standardization of modification terms including incentives paid to borrowers, servicers, and investors. MHA includes the Home Affordable Modification Program (HAMP) for first lien loans and the Second Lien Modification Program (2MP) for junior lien loans. Under both our proprietary programs and the MHA programs, we may provide concessions such as interest rate reductions, forbearance of principal, and in some cases, principal forgiveness. These programs generally include trial payment periods of three to four months, and after successful completion and compliance with terms during this period, the loan is permanently modified. During both the trial payment period and/or permanent modification period, the loan is accounted for as a TDR loan. As announced in February 2012, we reached a settlement regarding our mortgage servicing and foreclosure practices with the DOJ and other federal and state government entities, which became effective on April 5, 2012, where we committed to provide relief to borrowers with real estate 1-4 family first and junior lien mortgage loans. Also, in January 2013, we announced the IFR settlement under which, we will provide foreclosure prevention actions that may include modifications for borrowers. See the "Risk Management – Credit Risk Management – Risks Relating to Servicing Activities" section in this Report for more details. In addition, as announced in October 2010, we entered into agreements with certain state attorneys general whereby we agreed to offer loan modifications to eligible Pick-a-Pay customers through June 2013. These Pick-a-Pay specific agreements cover the majority of our option payment loan portfolio and require that we offer modifications (both HAMP and proprietary) to eligible customers with the option payment loan product. See Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report for discussion on how we determine the allowance attributable to our modified residential real estate portfolios.

Real estate 1-4 family first and junior lien mortgage loans by state are presented in Table 23. Our real estate 1-4 family mortgage loans to borrowers in California represented approximately 13% of total loans (2% of this amount were PCI loans from Wachovia) at December 31, 2012, located mostly within the larger metropolitan areas, with no single California metropolitan area consisting of more than 3% of total loans. We monitor changes in real estate values and underlying economic or market conditions for all geographic areas of our real estate 1-4 family mortgage portfolio as part of our credit risk management process.

Part of our credit monitoring includes tracking delinquency, FICO scores and collateral values (LTV/CLTV) on the entire real estate 1-4 family mortgage loan portfolio. These credit risk indicators, which exclude government insured/guaranteed loans, continued to improve in 2012 on the non-PCI mortgage portfolio. Loans 30 days or more delinquent at December 31, 2012, totaled $15.5 billion, or 5%, of total non-PCI mortgages, compared with $18.4 billion, or 6%, at December 31, 2011. Loans with FICO scores lower than 640 totaled $37.7 billion at December 31, 2012, or 13% of total non-PCI mortgages, compared with $44.1 billion, or 15%, at December 31, 2011. Mortgages with a LTV/CLTV greater than 100% totaled $58.7 billion at December 31, 2012, or 20% of total non-PCI mortgages, compared with $74.2 billion, or 26%, at December 31, 2011. Information regarding credit risk indicators can be found in Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report.

We monitor the credit performance of our junior lien mortgage portfolio for trends and factors that influence the frequency and severity of loss. In first quarter 2012, in accordance with *Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties* issued by bank regulators on January 31, 2012 (Interagency Guidance), we aligned our nonaccrual reporting so that a junior lien is reported as a nonaccrual loan if the related first lien is 120 days past due or is in the process of foreclosure regardless of the junior lien delinquency status. This action had minimal financial impact as the expected loss content of these loans was already considered in the allowance for loan losses. At December 31, 2012, $960 million of performing junior liens subordinate to delinquent senior liens were classified as nonaccrual. For additional information, see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

In addition, credit metrics for 2012 were affected by the guidance in the Office of the Comptroller of the Currency (OCC) update to the Bank Accounting Advisory Series (OCC guidance) issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be written down to net realizable collateral value and classified as nonaccrual TDRs, regardless of their delinquency status. At December 31, 2012, $1.8 billion of the loans affected were classified as nonaccrual and $5.2 billion were reported as TDRs. The OCC guidance also increased charge-offs by $888 million in 2012. Loans affected were predominantly real estate 1-4 family mortgage loans.

See the "Risk Management – Credit Risk Management – Nonperforming Assets" section in this Report for more information.

Table 23: Real Estate 1-4 Family First and Junior Lien Mortgage Loans by State

		December 31, 2012			
(in millions)		Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Total real estate 1-4 family mortgage	% of total loans
PCI loans:					
California	$	17,372	33	17,405	2 %
Florida		2,383	26	2,409	*
New Jersey		1,254	19	1,273	*
Other (1)		5,830	74	5,904	*
Total PCI loans	$	26,839	152	26,991	3 %
All other loans:					
California	$	64,466	21,017	85,483	11 %
Florida		15,509	6,752	22,261	3
New Jersey		9,731	5,646	15,377	2
New York		11,574	3,214	14,788	2
Virginia		6,742	3,944	10,686	1
Pennsylvania		6,072	3,519	9,591	1
North Carolina		6,050	3,180	9,230	1
Texas		7,528	1,115	8,643	1
Georgia		4,869	2,958	7,827	1
Other (2)		60,801	23,968	84,769	11
Government insured/ guaranteed loans (3)		29,719	-	29,719	4
Total all other loans	$	223,061	75,313	298,374	38 %
Total	$	249,900	75,465	325,365	41 %

* Less than 1%.
(1) Consists of 45 states; no state had loans in excess of $710 million.
(2) Consists of 41 states; no state had loans in excess of $7.0 billion.
(3) Represents loans whose repayments are predominantly insured by the FHA or guaranteed by the VA.

Pick-a-Pay Portfolio The Pick-a-Pay portfolio was one of the consumer residential first mortgage portfolios we acquired from Wachovia and a majority of the portfolio was identified as PCI loans.

The Pick-a-Pay portfolio includes loans that offer payment options (Pick-a-Pay option payment loans), and also includes loans that were originated without the option payment feature, loans that no longer offer the option feature as a result of our modification efforts since the acquisition, and loans where the customer voluntarily converted to a fixed-rate product. The Pick-a-Pay portfolio is included in the consumer real estate 1-4 family first mortgage class of loans throughout this Report. Real estate 1-4 family junior lien mortgages and lines of credit associated with Pick-a-Pay loans are reported in the home equity portfolio. Table 24 provides balances by types of loans as of December 31, 2012, as a result of modification efforts, compared to the types of loans included in the portfolio at acquisition. Total PCI Pick-a-Pay loans were $32.0 billion at December 31, 2012, compared with $61.0 billion at acquisition. Modification efforts have predominantly involved option payment PCI loans, which have declined to 20% of the Pick-a-Pay portfolio at December 31, 2012, compared with 51% at acquisition.

Table 24: Pick-a-Pay Portfolio - Comparison to Acquisition Date

	December 31,			
	2012 (1)		2008	
(in millions)	**Adjusted unpaid principal balance (2)**	**% of total**	Adjusted unpaid principal balance (2)	% of total
Option payment loans	**$ 31,510**	**49 %**	$ 99,937	86 %
Non-option payment adjustable-rate and fixed-rate loans (3)	**8,781**	**14**	15,763	14
Full-term loan modifications	**23,528**	**37**	-	-
Total adjusted unpaid principal balance (3)	**$ 63,819**	**100 %**	$ 115,700	100 %
Total carrying value	**$ 58,274**		$ 95,315	

(1) Reflects $477 million in write-downs resulting from OCC guidance issued in 2012, which requires consumer loans discharged in bankruptcy to be written down to net realizable collateral value, regardless of their delinquency status.
(2) Adjusted unpaid principal balance includes write-downs taken on loans where severe delinquency (normally 180 days) or other indications of severe borrower financial stress exist that indicate there will be a loss of contractually due amounts upon final resolution of the loan.
(3) Includes loans refinanced under the Consumer Relief Refinance Program

Pick-a-Pay loans may have fixed or adjustable rates with payment options that include a minimum payment, an interest-only payment or fully amortizing payment (both 15 and 30 year options). Total interest deferred due to negative amortization on Pick-a-Pay loans was $1.4 billion at December 31, 2012, and $2.0 billion at December 31, 2011. Approximately 90% of the Pick-a-Pay customers making a minimum payment in December 2012 did not defer interest, compared with 83% in December 2011.

Deferral of interest on a Pick-a-Pay loan may continue as long as the loan balance remains below a pre-defined principal cap, which is based on the percentage that the current loan balance represents to the original loan balance. Substantially all the Pick-a-Pay portfolio has a cap of 125% of the original loan balance. Most of the Pick-a-Pay loans on which there is a deferred interest balance re-amortize (the monthly payment amount is reset or "recast") on the earlier of the date when the loan balance reaches its principal cap, or generally the 10-year anniversary of the loan. After a recast, the customers' new payment terms are reset to the amount necessary to repay the balance over the rest of the original loan term.

Due to the terms of the Pick-a-Pay portfolio, there is little recast risk in the near term. Based on assumptions of a flat rate environment, if all eligible customers elect the minimum payment option 100% of the time and no balances prepay, we would expect the following balances of loans to recast based on reaching the principal cap: $21 million in 2013, $58 million in 2014 and $109 million in 2015. In addition, in a flat rate environment, we would expect the following balances of loans to start fully amortizing due to reaching their recast anniversary date: $101 million in 2013, $332 million in 2014 and $951 million in 2015. In 2012, the amount of loans reaching their recast anniversary date and also having a payment change over the annual 7.5% reset was $12 million.

Table 25 reflects the geographic distribution of the Pick-a-Pay portfolio broken out between PCI loans and all other loans. The LTV ratio is a useful metric in predicting future real estate 1-4 family first mortgage loan performance, including potential charge-offs. Because PCI loans were initially recorded at fair value, including write-downs for expected credit losses, the ratio of the carrying value to the current collateral value will be lower compared with the LTV based on the adjusted unpaid principal balance. For informational purposes, we have included both ratios for PCI loans in the following table.

Table 25: Pick-a-Pay Portfolio (1)

	December 31, 2012					
			PCI loans		All other loans	
(in millions)	Adjusted unpaid principal balance (2)	Current LTV ratio (3)	Carrying value (4)	Ratio of carrying value to current value (5)	Carrying value (4)	Ratio of carrying value to current value (5)
California	$ 21,642	113 %	$ 17,337	90 %	$ 15,586	82 %
Florida	2,824	112	2,262	85	3,265	93
New Jersey	1,213	92	1,204	88	2,056	79
New York	697	90	680	85	916	79
Texas	303	79	284	73	1,290	64
Other states	5,324	102	4,567	86	8,827	84
Total Pick-a-Pay loans	$ 32,003		$ 26,334		$ 31,940	

(1) The individual states shown in this table represent the top five states based on the total net carrying value of the Pick-a-Pay loans at the beginning of 2012.
(2) Adjusted unpaid principal balance includes write-downs taken on loans where severe delinquency (normally 180 days) or other indications of severe borrower financial stress exist that indicate there will be a loss of contractually due amounts upon final resolution of the loan.
(3) The current LTV ratio is calculated as the adjusted unpaid principal balance divided by the collateral value. Collateral values are generally determined using automated valuation models (AVM) and are updated quarterly. AVMs are computer-based tools used to estimate market values of homes based on processing large volumes of market data including market comparables and price trends for local market areas.
(4) Carrying value, which does not reflect the allowance for loan losses, includes remaining purchase accounting adjustments, which, for PCI loans may include the nonaccretable difference and the accretable yield and, for all other loans, an adjustment to mark the loans to a market yield at date of merger less any subsequent charge-offs.
(5) The ratio of carrying value to current value is calculated as the carrying value divided by the collateral value.

To maximize return and allow flexibility for customers to avoid foreclosure, we have in place several loss mitigation strategies for our Pick-a-Pay loan portfolio. We contact customers who are experiencing financial difficulty and may in certain cases modify the terms of a loan based on a customer's documented income and other circumstances.

We also have taken steps to work with customers to refinance or restructure their Pick-a-Pay loans into other loan products. For customers at risk, we offer combinations of term extensions of up to 40 years (from 30 years), interest rate reductions, forbearance of principal, and, in geographies with substantial property value declines, we may offer permanent principal forgiveness.

In 2012, we completed more than 11,800 proprietary and HAMP Pick-a-Pay loan modifications. We have completed more than 111,000 modifications since the Wachovia acquisition, resulting in $5.1 billion of principal forgiveness to our Pick-a-Pay customers as well as an additional $427 million of conditional forgiveness that can be earned by borrowers through performance over the next three years.

Due to better than expected performance observed on the Pick-a-Pay PCI portfolio compared with the original acquisition estimates, we have reclassified $3.0 billion from the nonaccretable difference to the accretable yield since acquisition including $648 million in 2012. Our cash flows expected to be collected have been favorably affected by lower expected defaults and losses as a result of observed and forecasted economic strengthening, particularly in housing prices, and our loan modification efforts. These factors are expected to reduce the frequency and severity of defaults and keep these loans performing for a longer period, thus increasing future principal and interest cash flows. The resulting increase in the accretable yield will be realized over the remaining life of the portfolio, which is estimated to have a weighted-average remaining life of approximately 12.5 years at December 31, 2012. The weighted-average remaining life increased 1.5 years in 2012 due to estimated lower loan defaults, which extended the average life of the portfolio. The accretable yield percentage at December 31, 2012, was 4.70%, up from 4.45% at the end of 2011. Fluctuations in the accretable yield are driven by changes in interest rate indices for variable rate PCI loans, prepayment assumptions, and expected principal and interest payments over the estimated life of the portfolio, which will be affected by the pace and degree of improvements in the U.S. economy and housing markets and projected lifetime performance resulting from loan modification activity. Changes in the projected timing of cash flow events, including loan liquidations, modifications and short sales, can also affect the accretable yield rate and the estimated weighted-average life of the portfolio.

The Pick-a-Pay portfolio is a significant portion of our PCI loans. For further information on the judgment involved in estimating expected cash flows for PCI loans, please see "Critical Accounting Policies – Purchased Credit-Impaired Loans" in Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

HOME EQUITY PORTFOLIOS Our home equity portfolios consist of real estate 1-4 family junior lien mortgages and first and junior lines of credit secured by real estate. Our first lien lines of credit represent 21% of our home equity portfolio and are included in real estate 1-4 family first mortgages. The majority of our junior lien loan products are amortizing payment loans with fixed interest rates and repayment periods between 5 to 30 years. Junior lien loans with balloon payments at the end of the repayment term represent a small portion of our junior lien loans.

Our first and junior lien lines of credit products generally have a draw period of 10 years with variable interest rates and payment options during the draw period of (1) interest only or (2) 1.5% of total outstanding balance. During the draw period, the borrower has the option of converting all or a portion of the line from a variable interest rate to a fixed rate with terms including interest-only payments for a fixed period between three to seven years or a fully amortizing payment with a fixed period between five to 30 years. At the end of the draw period, a line of credit generally converts to an amortizing payment loan with repayment terms of up to 30 years based on the balance at time of conversion. At December 31, 2012, our lines of credit portfolio had an outstanding balance of $84.6 billion, of which $2.1 billion (2% of our total outstanding balance) is in its amortization period, another $8.2 billion (10%) will reach their end of draw period during 2013 through 2014, $29.4 billion (35%) during 2015 through 2017, and $44.9 billion (53%) will convert in subsequent years. This portfolio had unfunded credit commitments of $77.8 billion at December 31, 2012. The lines that enter their amortization period may experience higher delinquencies and higher loss rates than the ones in their draw period. At December 31, 2012, $223 million, or 11% of outstanding lines of credit that are amortizing, primarily due to reaching the end of draw period, were 30 or more days past due, compared with $1.9 billion, or 2% for lines in their draw period.

In anticipation of our customers reaching their contractual end of draw we have created a process to help borrowers effectively make the transition from interest-only to fully-amortizing payments.

We continuously monitor the credit performance of our junior lien mortgage portfolio for trends and factors that influence the frequency and severity of loss. We have observed that the severity of loss for junior lien mortgages is high and generally not affected by whether we or a third party own or service the related first mortgage, but that the frequency of loss has historically been lower when we own or service the first mortgage. In general, we have limited information available on the delinquency status of the third party owned or serviced senior lien where we also hold a junior lien. To capture this inherent loss content, we use the experience of our junior lien mortgages behind delinquent first liens that are owned or serviced by us adjusted for observed higher delinquency rates associated with junior lien mortgages behind third party first mortgages. We incorporate this inherent loss content into our allowance for loan losses. Our allowance process for junior liens ensures appropriate consideration of the relative difference in loss experience for junior liens behind first lien mortgage loans we own or service, compared with those behind first lien mortgage loans owned or serviced by third parties. In addition, our allowance process for junior liens that are current, but are in their revolving period, appropriately reflects the inherent loss where the borrower is delinquent on the corresponding first lien mortgage loans.

Table 26 summarizes delinquency and loss rates by the holder of the lien. For additional information regarding current junior liens behind delinquent first lien loans, see the "Risk Management – Credit Risk Management – Real Estate 1-4 Family First and Junior Lien Mortgage Loans" section in this Report.

Table 26: Home Equity Portfolios Performance by Holder of 1st Lien (1)

	Outstanding balance (2)		% of loans two payments or more past due		Loss rate (annualized) quarter ended				
	December 31,		December 31,		**Dec. 31,**	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
(in millions)	**2012**	2011	**2012**	2011	**2012 (3)**	2012 (3)	2012	2012	2011
First lien lines	$ **19,744**	20,786	**3.08 %**	3.10	**1.00**	0.95	0.88	1.35	0.95
Junior lien mortgages and lines behind:									
Wells Fargo owned or serviced first lien	**37,913**	42,810	**2.65**	2.91	**3.81**	4.96	3.34	3.54	3.48
Third party first lien	**37,417**	42,996	**2.86**	3.59	**3.15**	5.40	3.44	3.72	3.83
Total	$ **95,074**	106,592	**2.82**	3.22	**2.97**	4.32	2.89	3.18	3.13

(1) Excludes PCI loans and real estate 1-4 family first lien line reverse mortgages added to the consumer portfolio in fourth quarter 2011 as a result of consolidating reverse mortgage loans previously sold. These reverse mortgage loans are predominantly insured by the FHA.
(2) Includes $1.3 billion and $1.5 billion at December 31, 2012 and 2011, respectively, associated with the Pick-a-Pay portfolio.
(3) Reflects the OCC guidance issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be written down to net realizable collateral value, regardless of their delinquency status. The junior lien loss rates for third quarter 2012 reflect losses based on estimates of collateral value to implement the OCC guidance, which were then adjusted in the fourth quarter to reflect actual appraisals. Fourth quarter 2012 losses on the junior liens where Wells Fargo own or services first lien remained elevated primarily due to the OCC guidance.

We monitor the number of borrowers paying the minimum amount due on a monthly basis. In December 2012, approximately 44% of our borrowers with a home equity outstanding balance paid only the minimum amount due; 93% paid the minimum or more.

The home equity liquidating portfolio includes home equity loans generated through third party channels, including correspondent loans. This liquidating portfolio represents less than 1% of our total loans outstanding at December 31, 2012, and contains some of the highest risk in our home equity portfolio, with a loss rate of 9.03% compared with 3.03% for the core (non-liquidating) home equity portfolio at December 31, 2012.

Table 27 shows the credit attributes of the core and liquidating home equity portfolios and lists the top five states by outstanding balance. California loans represent the largest state concentration in each of these portfolios. The decrease in outstanding balances primarily reflects loan paydowns and charge-offs. As of December 31, 2012, 34% of the outstanding balance of the core home equity portfolio was associated with loans that had a combined loan to value (CLTV) ratio in excess of 100%. CLTV means the ratio of the total loan balance of first mortgages and junior lien mortgages (including unused line amounts for credit line products) to property collateral value. The unsecured portion of the outstanding balances of these loans (the outstanding amount that was in excess of the most recent property collateral value) totaled 15% of the core home equity portfolio at December 31, 2012.

Table 27: Home Equity Portfolios (1)

	Outstanding balance		% of loans two payments or more past due		Loss rate	
	December 31,		December 31,		December 31,	
($ in millions)	**2012**	2011	**2012**	2011	**2012 (2)**	2011
Core portfolio (3)						
California	**$ 22,900**	25,555	**2.46 %**	3.03	**3.59**	3.61
Florida	**9,763**	10,870	**4.15**	4.99	**4.10**	4.99
New Jersey	**7,338**	7,973	**3.43**	3.73	**2.50**	2.31
Virginia	**4,758**	5,248	**2.04**	2.15	**1.83**	1.68
Pennsylvania	**4,683**	5,071	**2.67**	2.82	**1.72**	1.40
Other	**40,985**	46,165	**2.59**	2.79	**2.84**	2.66
Total	**90,427**	100,882	**2.77**	3.13	**3.03**	3.02
Liquidating portfolio						
California	**1,633**	2,024	**3.99**	5.50	**11.87**	12.64
Florida	**223**	265	**5.79**	7.02	**8.15**	11.56
Arizona	**95**	116	**3.85**	6.64	**12.74**	17.51
Texas	**77**	97	**1.47**	0.93	**3.02**	2.89
Minnesota	**64**	75	**3.62**	2.83	**8.84**	7.67
Other	**2,555**	3,133	**3.62**	4.13	**7.33**	6.88
Total	**4,647**	5,710	**3.82**	4.73	**9.03**	9.36
Total core and liquidating portfolios	**$ 95,074**	106,592	**2.82**	3.22	**3.34**	3.37

(1) Consists predominantly of real estate 1-4 family junior lien mortgages and first and junior lines of credit secured by real estate, but excludes PCI loans because their losses are generally covered by PCI accounting adjustment at the date of acquisition, and excludes real estate 1-4 family first lien open-ended line reverse mortgages because they do not have scheduled payments. These reverse mortgage loans are predominantly insured by the FHA.

(2) Reflects the OCC guidance issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be written down to net realizable collateral value, regardless of their delinquency status. Excluding the impact of OCC guidance, total core and liquidating portfolio loss rate at December 31, 2012 was 2.76%. We believe that the presentation of certain information in this Report excluding the impact of the OCC guidance provides useful disclosure regarding the underlying credit quality of the Company's loan portfolios.

(3) Includes $1.3 billion and $1.5 billion at December 31, 2012, and December 31, 2011, respectively, associated with the Pick-a-Pay portfolio.

CREDIT CARDS Our credit card portfolio totaled $24.6 billion at December 31, 2012, which represented 3% of our total outstanding loans. The net charge-off rate for our credit card loans was 4.02% for 2012, compared with 5.58% for 2011.

OTHER REVOLVING CREDIT AND INSTALLMENT Other revolving credit and installment loans totaled $88.4 billion at December 31, 2012, and predominantly include automobile, student and security-based margin loans. The loss rate for other revolving credit and installment loans was 1.00% for 2012, compared with 1.22% for 2011. Excluding government guaranteed student loans, the loss rates were 1.15% and 1.46% for 2012 and 2011, respectively. Our automobile portfolio, predominantly composed of indirect loans, totaled $46.0 billion and $43.5 billion at December 31, 2012 and 2011, respectively, and had a loss rate of 0.64% and 0.82% in 2012 and 2011, respectively.

NONPERFORMING ASSETS (NONACCRUAL LOANS AND FORECLOSED ASSETS) Table 28 summarizes nonperforming assets (NPAs) for each of the last five years. We generally place loans on nonaccrual status when:

- the full and timely collection of interest or principal becomes uncertain (generally based on an assessment of the borrower's financial condition and the adequacy of collateral, if any);
- they are 90 days (120 days with respect to real estate 1-4 family first and junior lien mortgages) past due for interest or principal, unless both well-secured and in the process of collection;
- part of the principal balance has been charged off;
- effective first quarter 2012, for junior lien mortgages, we have evidence that the related first lien mortgage may be 120 days past due or in the process of foreclosure regardless of the junior lien delinquency status; or
- effective third quarter 2012, performing consumer loans are discharged in bankruptcy, regardless of their delinquency status.

In first quarter 2012, we implemented the Interagency Guidance, which requires us to place junior liens on nonaccrual status if the related first lien is nonaccruing. At December 31, 2012, $960 million of such junior liens were classified as nonaccrual.

In third quarter 2012, we implemented the OCC guidance related to loans discharged in bankruptcy, which increased nonperforming assets by $1.8 billion as of December 31, 2012, and increased loan charge-offs by $888 million for 2012.

Note 1 (Summary of Significant Accounting Policies – Loans) to Financial Statements in this Report describes our accounting policy for nonaccrual and impaired loans.

Table 28: Nonperforming Assets (Nonaccrual Loans and Foreclosed Assets)

					December 31,
(in millions)	**2012**	2011	2010	2009	2008
Nonaccrual loans:					
Commercial:					
Commercial and industrial	$ **1,422**	2,142	3,213	4,397	1,253
Real estate mortgage	**3,322**	4,085	5,227	3,696	594
Real estate construction	**1,003**	1,890	2,676	3,313	989
Lease financing	**27**	53	108	171	92
Foreign	**50**	47	127	146	57
Total commercial (1)	**5,824**	8,217	11,351	11,723	2,985
Consumer:					
Real estate 1-4 family first mortgage (2)	**11,455**	10,913	12,289	10,100	2,648
Real estate 1-4 family junior lien mortgage (3)	**2,922**	1,975	2,302	2,263	894
Other revolving credit and installment	**285**	199	300	332	273
Total consumer (4)	**14,662**	13,087	14,891	12,695	3,815
Total nonaccrual loans (5)(6)(7)	**20,486**	21,304	26,242	24,418	6,800
As a percentage of total loans	**2.56 %**	2.77	3.47	3.12	0.79
Foreclosed assets:					
Government insured/guaranteed (8)	$ **1,509**	1,319	1,479	960	667
Non-government insured/guaranteed	**2,514**	3,342	4,530	2,199	1,526
Total foreclosed assets	**4,023**	4,661	6,009	3,159	2,193
Total nonperforming assets	$ **24,509**	25,965	32,251	27,577	8,993
As a percentage of total loans	**3.07 %**	3.37	4.26	3.52	1.04

(1) Includes LHFS of $16 million, $25 million, $3 million and $27 million at December 31, 2012, 2011, 2010, and 2009 respectively.
(2) Includes MHFS of $336 million, $301 million, $426 million, $339 million, and $193 million at December 31, 2012, 2011, 2010, 2009, and 2008 respectively.
(3) Includes $960 million at December 31, 2012, resulting from the Interagency Guidance issued in 2012 which requires performing junior liens to be classified as nonaccrual if the related first mortgage is nonaccruing.
(4) Includes $1.8 billion at December 31, 2012 consisting of $1.4 billion of first mortgages, $205 million of junior liens and $140 million of auto and other loans, resulting from the OCC guidance issued in third quarter 2012, which requires performing consumer loans discharged in bankruptcy to be placed on nonaccrual status and written down to net realizable collateral value, regardless of their delinquency status.
(5) Excludes PCI loans because they continue to earn interest income from accretable yield, independent of performance in accordance with their contractual terms.
(6) Real estate 1-4 family mortgage loans predominantly insured by the FHA or guaranteed by the VA and student loans predominantly guaranteed by agencies on behalf of the U.S. Department of Education under the Federal Family Education Loan Program are not placed on nonaccrual status because they are insured or guaranteed.
(7) See Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report for further information on impaired loans.
(8) Consistent with regulatory reporting requirements, foreclosed real estate securing government insured/guaranteed loans are classified as nonperforming. Both principal and interest for government insured/guaranteed loans secured by the foreclosed real estate are collectible because the loans are predominantly insured by the FHA or guaranteed by the VA.

Table 29: Nonperforming Assets During 2012

($ in millions)	December 31, 2012 Balance	% of total loans	September 30, 2012 Balance	% of total loans	June 30, 2012 Balance	% of total loans	March 31, 2012 Balance	% of total loans
Nonaccrual loans:								
Commercial:								
Commercial and industrial	$ 1,422	0.76 %	$ 1,404	0.79 %	$ 1,549	0.87 %	$ 1,726	1.02 %
Real estate mortgage	3,322	3.12	3,599	3.44	3,832	3.63	4,081	3.85
Real estate construction	1,003	5.93	1,253	7.08	1,421	8.08	1,709	9.21
Lease financing	27	0.22	49	0.40	43	0.34	45	0.34
Foreign	50	0.13	66	0.17	79	0.20	38	0.10
Total commercial	5,824	1.61	6,371	1.81	6,924	1.96	7,599	2.20
Consumer:								
Real estate 1-4 family first mortgage	11,455	4.58	11,195	4.65	10,368	4.50	10,683	4.67
Real estate 1-4 family junior lien mortgage	2,922	3.87	3,140	4.02	3,091	3.82	3,558	4.28
Other revolving credit and installment	285	0.32	338	0.39	195	0.22	186	0.21
Total consumer	14,662	3.34	14,673	3.41	13,654	3.24	14,427	3.43
Total nonaccrual loans	20,486	2.56	21,044	2.69	20,578	2.65	22,026	2.87
Foreclosed assets:								
Government insured/guaranteed	1,509		1,479		1,465		1,352	
Non-government insured/guaranteed	2,514		2,730		2,842		3,265	
Total foreclosed assets	4,023		4,209		4,307		4,617	
Total nonperforming assets	$ 24,509	3.07 %	$ 25,253	3.23 %	$ 24,885	3.21 %	$ 26,643	3.48 %
Change in NPAs from prior quarter	$ (744)		368		(1,758)		678	

Total NPAs were $24.5 billion (3.07% of total loans) at December 31, 2012, and included $20.5 billion of nonaccrual loans and $4.0 billion of foreclosed assets. Nonaccrual loans decreased $818 million in 2012; however, apart from the increase of $960 million resulting from the Interagency Guidance and $1.8 billion from the OCC guidance, total nonaccrual loans declined during the year by $3.6 billion. Table 30 provides an analysis of the changes in nonaccrual loans.

Table 30: Analysis of Changes in Nonaccrual Loans

	Quarter ended				Year ended Dec. 31,	
	Dec. 31,	Sept. 30,	June 30,	Mar. 31,		
(in millions)	**2012**	2012	2012	2012	**2012**	2011
Commercial nonaccrual loans						
Balance, beginning of period	$ **6,371**	6,924	7,599	8,217	**8,217**	11,351
Inflows	**746**	976	952	1,138	**3,812**	5,980
Outflows:						
Returned to accruing	**(135)**	(90)	(242)	(188)	**(655)**	(1,457)
Foreclosures	**(107)**	(151)	(92)	(119)	**(469)**	(683)
Charge-offs	**(322)**	(364)	(402)	(347)	**(1,435)**	(1,700)
Payments, sales and other (1)	**(729)**	(924)	(891)	(1,102)	**(3,646)**	(5,274)
Total outflows	**(1,293)**	(1,529)	(1,627)	(1,756)	**(6,205)**	(9,114)
Balance, end of period	**5,824**	6,371	6,924	7,599	**5,824**	8,217
Consumer nonaccrual loans						
Balance, beginning of period	**14,673**	13,654	14,427	13,087	**13,087**	14,891
Inflows (2)	**2,943**	4,111	2,750	4,765	**14,569**	14,407
Outflows:						
Returned to accruing	**(893)**	(1,039)	(1,344)	(943)	**(4,219)**	(5,920)
Foreclosures	**(151)**	(182)	(186)	(226)	**(745)**	(985)
Charge-offs	**(1,053)**	(987)	(1,137)	(1,364)	**(4,541)**	(5,828)
Payments, sales and other (1)	**(857)**	(884)	(856)	(892)	**(3,489)**	(3,478)
Total outflows	**(2,954)**	(3,092)	(3,523)	(3,425)	**(12,994)**	(16,211)
Balance, end of period	**14,662**	14,673	13,654	14,427	**14,662**	13,087
Total nonaccrual loans	$ **20,486**	21,044	20,578	22,026	**20,486**	21,304

(1) Other outflows include the effects of VIE deconsolidations and adjustments for loans carried at fair value.

(2) Quarter ended September 30, 2012, includes $1.4 billion of performing loans moved to nonaccrual status as a result of OCC guidance issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be placed on nonaccrual status and written down to net realizable collateral value, regardless of their delinquency status. Quarter ended March 31, 2012, includes $1.7 billion moved to nonaccrual status as a result of implementing Interagency Guidance issued January 31, 2012.

Typically, changes to nonaccrual loans period-over-period represent inflows for loans that are placed on nonaccrual status in accordance with our policy, offset by reductions for loans that are paid down, charged off, sold, transferred to foreclosed properties, or are no longer classified as nonaccrual as a result of continued performance and an improvement in the borrower's financial condition and loan repayment capabilities. Also, reductions can come from borrower repayments even if the loan stays on nonaccrual.

While nonaccrual loans are not free of loss content, we believe exposure to loss is significantly mitigated by five factors. First, 97% of the $5.8 billion of commercial nonaccrual loans and 99% of the $14.7 billion of consumer nonaccrual loans are secured at December 31, 2012. Of the consumer nonaccrual loans, 98% are secured by real estate and 45% have a combined LTV (CLTV) ratio of 80% or below. Second, losses of $1.8 billion and $4.9 billion have already been recognized on 41% of commercial nonaccrual loans and 50% of consumer nonaccrual loans, respectively. Generally, when a consumer real estate loan is 120 days past due (except when required earlier by the Interagency or OCC guidance), we transfer it to nonaccrual status. When the loan reaches 180 days past due, or is discharged in bankruptcy, it is our policy to write these loans down to net realizable value (fair value of collateral less estimated costs to sell), except for modifications in their trial period that are not written down as long as trial payments are made on time. Thereafter, we reevaluate each loan regularly and recognize additional write-downs if needed. Third, as of December 31, 2012, 63% of commercial nonaccrual loans were current on interest. Fourth, the risk of loss for all nonaccrual loans has been considered and we believe is appropriately covered by the allowance for loan losses. And fifth, $2.8 billion of the consumer loans classified as nonaccrual at December 31, 2012, by the Interagency and OCC guidance are performing loans.

Under both our proprietary modification programs and the MHA programs, customers may be required to provide updated documentation, and some programs require completion of trial payment periods to demonstrate sustained performance before the loan can be removed from nonaccrual status. In addition, for loans in foreclosure, some states, including California and New Jersey, have enacted legislation or the courts have changed the foreclosure process in ways that significantly increases the time to complete the foreclosure process, meaning that loans will remain in nonaccrual status for longer periods. In certain other states, including New York and Florida, the foreclosure timeline has been significantly increased due to backlogs in an already complex process.

If interest due on all nonaccrual loans (including loans that were, but are no longer on nonaccrual at year end) had been accrued under the original terms, approximately $938 million of interest would have been recorded as income on these loans, compared with $406 million actually recorded as interest income in 2012 versus $1.1 billion and $344 million, respectively, in 2011.

Table 31 provides a summary of foreclosed assets and an analysis of changes in foreclosed assets.

Table 31: Foreclosed Assets

(in millions)		Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	Mar. 31, 2012	Dec. 31, 2011
Government insured/guaranteed (1)	$	**1,509**	**1,479**	**1,465**	**1,352**	1,319
PCI loans:						
Commercial		**667**	**707**	**777**	**875**	840
Consumer		**219**	**263**	**321**	**431**	465
Total PCI loans		**886**	**970**	**1,098**	**1,306**	1,305
All other loans:						
Commercial		**1,073**	**1,175**	**1,147**	**1,289**	1,379
Consumer		**555**	**585**	**597**	**670**	658
Total all other loans		**1,628**	**1,760**	**1,744**	**1,959**	2,037
Total foreclosed assets	$	**4,023**	**4,209**	**4,307**	**4,617**	4,661
Analysis of changes in foreclosed assets						
Balance, beginning of quarter	$	**4,209**	**4,307**	**4,617**	**4,661**	4,944
Net change in government insured/guaranteed (2)		**30**	**14**	**113**	**33**	(17)
Additions to foreclosed assets (3)		**537**	**692**	**664**	**926**	934
Reductions:						
Sales		**(710)**	**(750)**	**(1,003)**	**(896)**	(1,123)
Write-downs and loss on sales		**(43)**	**(54)**	**(84)**	**(107)**	(77)
Total reductions		**(753)**	**(804)**	**(1,087)**	**(1,003)**	(1,200)
Balance, end of quarter	$	**4,023**	**4,209**	**4,307**	**4,617**	4,661

(1) Consistent with regulatory reporting requirements, foreclosed real estate securing government insured/guaranteed loans are classified as nonperforming. Both principal and interest for government insured/guaranteed loans secured by the foreclosed real estate are collectible because the loans are predominantly insured by the FHA or guaranteed by the VA.
(2) Foreclosed government insured/guaranteed loans are temporarily transferred to and held by us as servicer, until reimbursement is received from FHA or VA. The net change in government insured/guaranteed foreclosed assets is made up of inflows from mortgages held for investment and MHFS, and outflows when we are reimbursed by FHA/VA.
(3) Predominantly include loans moved into foreclosure from nonaccrual status, PCI loans transitioned directly to foreclosed assets and repossessed automobiles.

Foreclosed assets at December 31, 2012, included $1.5 billion of foreclosed real estate that is FHA insured or VA guaranteed and expected to have little to no loss content. The remaining balance of $2.5 billion of foreclosed assets has been written down to estimated net realizable value. Foreclosed assets were down $638 million, or 14%, at December 31, 2012, compared with December 31, 2011. At December 31, 2012, 68% of our foreclosed assets of $4.0 billion have been in the foreclosed assets portfolio one year or less.

Given our real estate-secured loan concentrations and current economic conditions, we anticipate we will continue to hold an elevated level of NPAs on our balance sheet.

TROUBLED DEBT RESTRUCTURINGS (TDRs)

Table 32: Troubled Debt Restructurings (TDRs) (1)

					December 31,
(in millions)	**2012**	2011	2010	2009	2008
Commercial TDRs					
Commercial and industrial	**$ 1,683**	2,026	613	82	28
Real estate mortgage	**2,625**	2,262	725	73	2
Real estate construction	**801**	1,008	407	110	35
Lease financing	**20**	33	-	-	-
Foreign	**17**	20	6	-	-
Total commercial TDRs	**5,146**	5,349	1,751	265	65
Consumer TDRs					
Real estate 1-4 family first mortgage	**17,804**	13,799	11,603	6,685	1,179
Real estate 1-4 family junior lien mortgage	**2,390**	1,986	1,626	1,566	461
Other revolving credit and installment	**869**	872	778	17	8
Trial modifications (1)	**705**	651	-	-	-
Total consumer TDRs (2)	**21,768**	17,308	14,007	8,268	1,648
Total TDRs	**$ 26,914**	22,657	15,758	8,533	1,713
TDRs on nonaccrual status	**$ 10,149**	6,811	5,185	2,289	467
TDRs on accrual status	**16,765**	15,846	10,573	6,244	1,246
Total TDRs	**$ 26,914**	22,657	15,758	8,533	1,713

(1) Based on clarifying guidance from the Securities and Exchange Commission (SEC) received in December 2011, we classify trial modifications as TDRs at the beginning of the trial period. For many of our consumer real estate modification programs, we may require a borrower to make trial payments generally for a period of three to four months. Prior to the SEC clarification, we classified trial modifications as TDRs once a borrower successfully completed the trial period in accordance with the terms.
(2) December 31, 2012, includes $5.2 billion of loans, consisting of $4.5 billion of first mortgages, $506 million of junior liens and $140 million of auto and other loans, resulting from the OCC guidance issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be classified as TDRs, as well as written down to net realizable collateral value.

Table 33: TDRs Balance by Quarter During 2012

(in millions)	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	Mar. 31, 2012
Commercial TDRs				
Commercial and industrial	$ 1,683	1,877	1,937	1,967
Real estate mortgage	2,625	2,498	2,457	2,485
Real estate construction	801	949	980	1,048
Lease financing	20	26	27	29
Foreign	17	28	28	19
Total commercial TDRs	5,146	5,378	5,429	5,548
Consumer TDRs				
Real estate 1-4 family first mortgage	17,804	17,861	13,919	13,870
Real estate 1-4 family junior lien mortgage	2,390	2,437	1,975	1,981
Other revolving credit and installment	869	981	856	873
Trial modifications	705	733	745	723
Total consumer TDRs	21,768	22,012	17,495	17,447
Total TDRs	$ 26,914	27,390	22,924	22,995
TDRs on nonaccrual status	$ 10,149	9,990	6,900	7,136
TDRs on accrual status	16,765	17,400	16,024	15,859
Total TDRs	$ 26,914	27,390	22,924	22,995

Table 32 and Table 33 provide information regarding the recorded investment of loans modified in TDRs. The allowance for loan losses for TDRs was $5.0 billion and $5.2 billion at December 31, 2012 and 2011, respectively. See Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report for additional information regarding TDRs. In those situations where principal is forgiven, the entire amount of such principal forgiveness is immediately charged off to the extent not done so prior to the modification. We sometimes delay the timing on the repayment of a portion of principal (principal forbearance) and charge off the amount of forbearance if that amount is not considered fully collectible.

Our nonaccrual policies are generally the same for all loan types when a restructuring is involved. We re-underwrite loans at the time of restructuring to determine whether there is sufficient evidence of sustained repayment capacity based on the borrower's documented income, debt to income ratios, and other factors. Loans lacking sufficient evidence of sustained repayment capacity at the time of modification are charged down to the fair value of the collateral, if applicable. For an accruing loan that has been modified, if the borrower has demonstrated performance under the previous terms and the underwriting process shows the capacity to continue to perform under the restructured terms, the loan will generally remain in accruing status. Otherwise, the loan will be placed in nonaccrual status until the borrower demonstrates a sustained period of performance, generally six consecutive months of payments, or equivalent, inclusive of consecutive payments made prior to modification. Loans will also be placed on nonaccrual, and a corresponding charge-off is recorded to the loan balance, if we believe that principal and interest contractually due under the modified agreement will not be collectible.

Table 34 provides an analysis of the changes in TDRs.

Table 34: Analysis of Changes in TDRs

		Quarter ended				Year ended Dec. 31,	
(in millions)		Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	Mar. 31, 2012	2012	2011
Commercial TDRs							
Balance, beginning of period	$	5,378	5,429	5,548	5,349	5,349	1,751
Inflows		542	620	687	710	2,559	5,379
Outflows							
Charge-offs		(66)	(84)	(112)	(119)	(381)	(252)
Foreclosure		(14)	(20)	(24)	(2)	(60)	(64)
Payments, sales and other (1)		(694)	(567)	(670)	(390)	(2,321)	(1,465)
Balance, end of period		5,146	5,378	5,429	5,548	5,146	5,349
Consumer TDRs							
Balance, beginning of period		22,012	17,495	17,447	17,308	17,308	14,929
Inflows (2)		1,247	5,212	762	829	8,050	5,673
Outflows							
Charge-offs (3)		(542)	(244)	(319)	(295)	(1,400)	(1,091)
Foreclosure (3)		(333)	(35)	(25)	(33)	(426)	(144)
Payments, sales and other (1)		(588)	(404)	(392)	(434)	(1,818)	(1,788)
Net change in trial modifications (4)		(28)	(12)	22	72	54	(271)
Balance, end of period		21,768	22,012	17,495	17,447	21,768	17,308
Total TDRs	$	26,914	27,390	22,924	22,995	26,914	22,657

(1) Other outflows include normal amortization/accretion of loan basis adjustments and loans transferred to held-for-sale.

(2) Quarter ended September 30, 2012, includes $4.3 billion of loans, resulting from the implementation of OCC guidance issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be classified as TDRs, as well as written down to net realizable collateral value. Fourth quarter 2012 inflows remain elevated primarily due to the OCC guidance.

(3) Fourth quarter 2012 outflows reflect the impact of loans discharged in bankruptcy being reported as TDRs in accordance with the OCC guidance starting in third quarter 2012.

(4) Net change in trial modifications includes: inflows of new TDRs entering the trial payment period, net of outflows for modifications that either (i) successfully perform and enter into a permanent modification, or (ii) did not successfully perform according to the terms of the trial period plan and are subsequently charged-off, foreclosed upon or otherwise resolved. Our recent experience is that most of the mortgages that enter a trial payment period program are successful in completing the program requirements.

LOANS 90 DAYS OR MORE PAST DUE AND STILL ACCRUING
Loans 90 days or more past due as to interest or principal are still accruing if they are (1) well-secured and in the process of collection or (2) real estate 1-4 family mortgage loans or consumer loans exempt under regulatory rules from being classified as nonaccrual until later delinquency, usually 120 days past due. PCI loans of $6.0 billion, $8.7 billion, $11.6 billion and $16.1 billion, at December 31, 2012, 2011, 2010 and 2009, respectively, are not included in these past due and still accruing loans even though they are 90 days or more contractually past due. These PCI loans are considered to be accruing due to the existence of the accretable yield and not based on consideration given to contractual interest payments.

Excluding insured/guaranteed loans, loans 90 days or more past due and still accruing at December 31, 2012, were down $613 million, or 30%, from December 31, 2011, due to loss mitigation activities including modifications, decline in non-strategic and liquidating portfolios, and credit stabilization.

Loans 90 days or more past due and still accruing whose repayments are predominantly insured by the Federal Housing Administration (FHA) or guaranteed by the Department of Veterans Affairs (VA) for mortgages and the U.S. Department of Education for student loans under the Federal Family Education Loan Program (FFELP) were $21.8 billion, $20.5 billion, $15.8 billion, $16.3 billion, and $9.0 billion at December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

Table 35 reflects non-PCI loans 90 days or more past due and still accruing by class for loans not government insured/guaranteed. For additional information on delinquencies by loan class, see Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report.

Table 35: Loans 90 Days or More Past Due and Still Accruing

					December 31,
(in millions)	**2012**	2011	2010	2009	2008
Loans 90 days or more past due and still accruing:					
Total (excluding PCI):	$ **23,245**	22,569	18,488	22,188	11,831
Less: FHA insured/guaranteed by the VA (1)(2)	**20,745**	19,240	14,733	15,336	8,185
Less: Student loans guaranteed under the FFELP (3)	**1,065**	1,281	1,106	994	765
Total, not government insured/guaranteed	$ **1,435**	2,048	2,649	5,858	2,881
By segment and class, not government insured/guaranteed:					
Commercial:					
Commercial and industrial	$ **47**	153	308	590	218
Real estate mortgage	**228**	256	104	1,014	70
Real estate construction	**27**	89	193	909	250
Foreign	**1**	6	22	73	34
Total commercial	**303**	504	627	2,586	572
Consumer:					
Real estate 1-4 family first mortgage (2)	**564**	781	941	1,623	883
Real estate 1-4 family junior lien mortgage (2)(4)	**133**	279	366	515	457
Credit card	**310**	346	516	795	687
Other revolving credit and installment	**125**	138	199	339	282
Total consumer	**1,132**	1,544	2,022	3,272	2,309
Total, not government insured/guaranteed	$ **1,435**	2,048	2,649	5,858	2,881

(1) Represents loans whose repayments are predominantly insured by the FHA or guaranteed by the VA.
(2) Includes MHFS 90 days or more past due and still accruing.
(3) Represents loans whose repayments are predominantly guaranteed by agencies on behalf of the U.S. Department of Education under the FFELP.
(4) The balance at December 31, 2012, includes the impact from the transfer of certain 1-4 family junior lien mortgages to nonaccrual loans in accordance with the Interagency Guidance issued on January 31, 2012.

NET CHARGE-OFFS

Table 36: Net Charge-offs

($ in millions)	Year ended December 31, Net loan charge-offs	Year ended December 31, % of avg. loans	Quarter ended December 31, Net loan charge-offs	Quarter ended December 31, % of avg. loans (1)	Quarter ended September 30, Net loan charge-offs	Quarter ended September 30, % of avg. loans (1)	Quarter ended June 30, Net loan charge-offs	Quarter ended June 30, % of avg. loans (1)	Quarter ended March 31, Net loan charge-offs	Quarter ended March 31, % of avg. loans (1)
2012										
Commercial:										
Commercial and industrial	**$ 845**	**0.49 %**	**$ 209**	**0.46 %**	**$ 131**	**0.29 %**	**$ 249**	**0.58 %**	**$ 256**	**0.62 %**
Real estate mortgage	**219**	**0.21**	**38**	**0.14**	**54**	**0.21**	**81**	**0.31**	**46**	**0.17**
Real estate construction	**67**	**0.37**	**(18)**	**(0.43)**	**1**	**0.03**	**17**	**0.40**	**67**	**1.43**
Lease financing	**5**	**0.04**	**2**	**0.04**	**1**	**0.03**	**-**	**-**	**2**	**0.06**
Foreign	**79**	**0.20**	**24**	**0.25**	**30**	**0.29**	**11**	**0.11**	**14**	**0.14**
Total commercial	**1,215**	**0.35**	**255**	**0.29**	**217**	**0.24**	**358**	**0.42**	**385**	**0.45**
Consumer:										
Real estate 1-4 family first mortgage	**2,856**	**1.22**	**649**	**1.05**	**673**	**1.15**	**743**	**1.30**	**791**	**1.39**
Real estate 1-4 family junior lien mortgage	**3,178**	**3.93**	**690**	**3.57**	**1,036**	**5.17**	**689**	**3.38**	**763**	**3.62**
Credit card	**916**	**4.02**	**222**	**3.71**	**212**	**3.67**	**240**	**4.37**	**242**	**4.40**
Other revolving credit and installment	**869**	**1.00**	**265**	**1.21**	**220**	**1.00**	**170**	**0.79**	**214**	**0.99**
Total consumer (2)	**7,819**	**1.84**	**1,826**	**1.68**	**2,141**	**2.01**	**1,842**	**1.76**	**2,010**	**1.91**
Total	**$ 9,034**	**1.17 %**	**$ 2,081**	**1.05 %**	**$ 2,358**	**1.21 %**	**$ 2,200**	**1.15 %**	**$ 2,395**	**1.25 %**
2011										
Commercial:										
Commercial and industrial	$ 1,179	0.75 %	$ 310	0.74 %	$ 261	0.65 %	$ 254	0.66 %	$ 354	0.96 %
Real estate mortgage	493	0.48	117	0.44	96	0.37	128	0.50	152	0.62
Real estate construction	205	0.95	(5)	(0.09)	55	1.06	72	1.32	83	1.38
Lease financing	14	0.11	4	0.13	3	0.11	1	0.01	6	0.18
Foreign	128	0.35	45	0.45	8	0.08	47	0.52	28	0.34
Total commercial	2,019	0.61	471	0.54	423	0.50	502	0.62	623	0.79
Consumer:										
Real estate 1-4 family first mortgage	3,478	1.53	844	1.46	821	1.46	909	1.62	904	1.60
Real estate 1-4 family junior lien mortgage	3,545	3.91	800	3.64	842	3.75	909	3.97	994	4.25
Credit card	1,198	5.58	256	4.63	266	4.90	294	5.63	382	7.21
Other revolving credit and installment	1,059	1.22	269	1.24	259	1.19	224	1.03	307	1.42
Total consumer	9,280	2.18	2,169	2.02	2,188	2.06	2,336	2.21	2,587	2.42
Total	$ 11,299	1.49 %	$ 2,640	1.36 %	$ 2,611	1.37 %	$ 2,838	1.52 %	$ 3,210	1.73 %

(1) Quarterly net charge-offs as a percentage of average loans are annualized.

(2) The year ended December 31, 2012, includes $888 million resulting from the OCC guidance issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be placed on nonaccrual status and written down to net realizable collateral value, regardless of their delinquency status. Upon initial implementation of the OCC guidance in third quarter 2012, $567 million was charged off.

Table 36 presents net charge-offs for the four quarters and full year of 2012 and 2011. Net charge-offs in 2012 were $9.0 billion (1.17% of average total loans outstanding) compared with $11.3 billion (1.49%) in 2011. Net charge-offs in 2012 included $888 million resulting from the OCC guidance issued in third quarter 2012. Excluding the impact of this guidance, net charge-offs in 2012 were $8.1 billion (1.05% of average total loans outstanding), and total net charge-offs as a percentage of average loans decreased in each of the four quarters of the year, as we saw signs of stabilization in the housing market although the economic recovery remained uneven.

Net charge-offs in the real estate 1-4 family first mortgage portfolio totaled $2.9 billion in 2012, compared with $3.5 billion a year ago.

Net charge-offs in the real estate 1-4 family junior lien portfolio decreased $367 million to $3.2 billion in 2012. More information about the home equity portfolio, which includes substantially all of our real estate 1-4 family junior lien mortgage loans, is available in Table 27 of this Report and the related discussion.

Credit card net charge-offs decreased $282 million to $916 million in 2012.

Commercial net charge-offs were $1.2 billion in 2012 compared with $2.0 billion in 2011, as market liquidity and improving market conditions helped stabilize performance results.

ALLOWANCE FOR CREDIT LOSSES The allowance for credit losses, which consists of the allowance for loan losses and the allowance for unfunded credit commitments, is management's estimate of credit losses inherent in the loan portfolio and unfunded credit commitments at the balance sheet date, excluding loans carried at fair value. The detail of the changes in the allowance for credit losses by portfolio segment (including charge-offs and recoveries by loan class) is in Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report.

We employ a disciplined process and methodology to establish our allowance for credit losses each quarter. This process takes into consideration many factors, including historical and forecasted loss trends, loan-level credit quality ratings and loan grade-specific loss factors. The process involves subjective and complex judgments. In addition, we review a variety of credit metrics and trends. These credit metrics and trends, however, do not solely determine the amount of the allowance as we use several analytical tools. For additional information on our allowance for credit losses, see the "Critical Accounting Policies – Allowance for Credit Losses" section, Note 1 (Summary of Significant Accounting Policies) and Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report.

Table 37 presents an analysis of the allowance for credit losses by loan segments and classes for the last five years.

Table 37: Allocation of the Allowance for Credit Losses (ACL)

	December 31,									
	2012		2011		2010		2009		2008	
(in millions)	**ACL**	**Loans as % of total loans**	ACL	Loans as % of total loans	ACL	Loans as % of total loans	ACL	Loans as % of total loans	ACL	Loans as % of total loans
Commercial:										
Commercial and industrial	**$ 2,543**	**23 %**	$ 2,649	22 %	$ 3,299	20 %	$ 4,014	20 %	$ 4,129	23 %
Real estate mortgage	**2,283**	**13**	2,550	14	3,072	13	2,398	12	931	11
Real estate construction	**552**	**2**	893	2	1,387	4	1,242	5	1,103	5
Lease financing	**85**	**2**	82	2	173	2	181	2	135	2
Foreign	**251**	**5**	184	5	238	4	306	4	265	4
Total commercial	**5,714**	**45**	6,358	45	8,169	43	8,141	43	6,563	45
Consumer:										
Real estate 1-4 family first mortgage	**6,100**	**31**	6,934	30	7,603	30	6,449	29	4,938	28
Real estate 1-4 family junior lien mortgage	**3,462**	**10**	3,897	11	4,557	13	5,430	13	4,496	13
Credit card	**1,234**	**3**	1,294	3	1,945	3	2,745	3	2,463	3
Other revolving credit and installment	**967**	**11**	1,185	11	1,189	11	2,266	12	3,251	11
Total consumer	**11,763**	**55**	13,310	55	15,294	57	16,890	57	15,148	55
Total	**$ 17,477**	**100 %**	$ 19,668	100 %	$ 23,463	100 %	$ 25,031	100 %	$ 21,711	100 %

	December 31,				
	2012	2011	2010	2009	2008
Components:					
Allowance for loan losses	**$ 17,060**	19,372	23,022	24,516	21,013
Allowance for unfunded credit commitments	**417**	296	441	515	698
Allowance for credit losses	**$ 17,477**	19,668	23,463	25,031	21,711
Allowance for loan losses as a percentage of total loans	**2.13 %**	2.52	3.04	3.13	2.43
Allowance for loan losses as a percentage of total net charge-offs	**189**	171	130	135	268
Allowance for credit losses as a percentage of total loans	**2.19**	2.56	3.10	3.20	2.51
Allowance for credit losses as a percentage of total nonaccrual loans	**85**	92	89	103	319

In addition to the allowance for credit losses there was $7.0 billion, $10.7 billion and $13.4 billion of nonaccretable difference at December 31, 2012, 2011 and 2010 respectively, to absorb losses for PCI loans. The allowance for credit losses is lower than otherwise would have been required without PCI loan accounting. As a result of PCI loans, certain ratios of the Company may not be directly comparable with periods prior to the Wachovia merger and credit-related metrics for other financial institutions. For additional information on PCI loans, see the "Risk Management – Credit Risk Management – Purchased Credit-Impaired Loans" section, Note 1 (Summary of Significant Accounting Policies) and Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report.

The ratio of the allowance for credit losses to total nonaccrual loans may fluctuate significantly from period to period due to such factors as the mix of loan types in the portfolio, borrower credit strength and the value and marketability of collateral. Over half of nonaccrual loans were home mortgages at December 31, 2012.

The 2012 provision of $7.2 billion was $1.8 billion less than net charge-offs as a result of continued strong credit performance. The provision incorporated estimated losses attributable to Super Storm Sandy, which caused destruction along the northeast coast of the U.S. in late October 2012 and affected primarily our consumer real estate loan portfolios. Based on available damage assessments, the extent of insurance coverage, the availability of government assistance for our borrowers, and our estimate of the potential impact on borrowers' ability and willingness to repay their loans, we estimated the increase in net charge-offs attributable to Super Storm Sandy to be between $200 million and $800 million. After considering various factors, including our estimate of the probabilities associated with various outcomes, we incorporated $425 million into our provision for 2012. The OCC guidance issued in 2012 requires consumer loans discharged in bankruptcy to be placed on nonaccrual status and written down to net realizable collateral value, regardless of their delinquency status. While the impact of the OCC guidance accelerated charge-offs of performing consumer loans discharged in bankruptcy in 2012, the allowance had coverage for these charge-offs. Total provision for credit losses was $7.2 billion in 2012, $7.9 billion in 2011 and $15.8 billion in 2010.

The 2011 provision of $7.9 billion was $3.4 billion less than net charge-offs. Primary drivers of the 2011 allowance release were decreased net charge-offs and continued improvement in the credit quality of the commercial and consumer portfolios and related loss estimates as seen in declining delinquency and nonperforming loan levels.

In 2010, the provision of $15.8 billion was $2.0 billion less than net charge-offs. The allowance release was primarily due to continued improvement in the consumer portfolios and related loss estimates and improvement in economic conditions. These drivers were partially offset by an increase in impaired loans and related allowance primarily associated with increased consumer loan modification efforts and a $693 million addition to the allowance due to adoption of consolidation accounting guidance on January 1, 2010.

In determining the appropriate allowance attributable to our residential real estate portfolios, our process considers the associated credit cost, including re-defaults of modified loans and projected loss severity for loan modifications that occur or are probable to occur. In addition, our process incorporates the estimated allowance associated with recent events including our settlements announced in February 2012 and January 2013 with federal and state government entities relating to our mortgage servicing and foreclosure practices and high risk portfolios defined in the Interagency Guidance relating to junior lien mortgages.

Changes in the allowance reflect changes in statistically derived loss estimates, historical loss experience, current trends in borrower risk and/or general economic activity on portfolio performance, and management's estimate for imprecision and uncertainty.

We believe the allowance for credit losses of $17.5 billion at December 31, 2012, was appropriate to cover credit losses inherent in the loan portfolio, including unfunded credit commitments, at that date. The allowance for credit losses is subject to change and reflects existing factors as of the date of determination, including economic or market conditions and ongoing internal and external examination processes. Due to the sensitivity of the allowance for credit losses to changes in the economy and business environment, it is possible that we will incur incremental credit losses not anticipated as of the balance sheet date. Absent significant deterioration in the economy, we continue to expect future allowance releases in 2013, but at a lower level than 2012. Our process for determining the allowance for credit losses is discussed in the "Critical Accounting Policies – Allowance for Credit Losses" section and Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

LIABILITY FOR MORTGAGE LOAN REPURCHASE LOSSES We sell residential mortgage loans to various parties, including (1) government-sponsored entities Freddie Mac and Fannie Mae (GSEs) who include the mortgage loans in GSE-guaranteed mortgage securitizations, (2) SPEs that issue private label MBS, and (3) other financial institutions that purchase mortgage loans for investment or private label securitization. In addition, we pool FHA-insured and VA-guaranteed mortgage loans that back securities guaranteed by the Government National Mortgage Association (GNMA). We may be required to repurchase these mortgage loans, indemnify the securitization trust, investor or insurer, or reimburse the securitization trust, investor or insurer for credit losses incurred on loans (collectively, repurchase) in the event of a breach of contractual representations or warranties that is not remedied within a period (usually 90 days or less) after we receive notice of the breach.

We have established a mortgage repurchase liability related to various representations and warranties that reflect management's estimate of probable losses for loans for which we have a repurchase obligation, whether or not we currently service those loans, based on a combination of factors. Our mortgage repurchase liability estimation process also incorporates a forecast of repurchase demands associated with mortgage insurance rescission activity. Our mortgage repurchase liability considers all vintages, however, repurchase demands have predominantly related to 2006 through 2008 vintages and to GSE-guaranteed MBS.

During 2012, we continued to experience elevated levels of repurchase activity measured by the number of investor repurchase demands. We repurchased or reimbursed investors for incurred losses on mortgage loans with original balances of $2.5 billion in 2012, compared with $2.8 billion in 2011. Additionally, we negotiated settlements on pools of mortgage loans with original sold balances of $341 million in 2011, to eliminate the risk of repurchase on these loans. We had no such settlements in 2012. We incurred net losses on repurchased loans and investor reimbursements totalling $1.1 billion in 2012, compared with $1.2 billion in 2011.

Table 38 provides the number of unresolved repurchase demands and mortgage insurance rescissions. We do not typically receive repurchase requests from GNMA, FHA and the Department of Housing and Urban Development (HUD) or VA. As an originator of an FHA-insured or VA-guaranteed loan, we are responsible for obtaining the insurance with FHA or the guarantee with the VA. To the extent we are not able to obtain the insurance or the guarantee we must request permission to repurchase the loan from the GNMA pool. Such repurchases from GNMA pools typically represent a self-initiated process upon discovery of the uninsurable loan (usually within 180 days from funding of the loan). Alternatively, in lieu of repurchasing loans from GNMA pools, we may be asked by the FHA/HUD or the VA to indemnify them (as applicable) for defects found in the Post Endorsement Technical Review process or audits performed by FHA/HUD or the VA. The Post Endorsement Technical Review is a process whereby the HUD performs underwriting audits of closed/insured FHA loans for potential deficiencies. Our liability for mortgage loan repurchase losses incorporates probable losses associated with such indemnification.

Table 38: Unresolved Repurchase Demands and Mortgage Insurance Rescissions

	Government sponsored entities (1)		Private		Mortgage insurance rescissions with no demand (2)		Total	
($ in millions)	Number of loans	Original loan balance (3)	Number of loans	Original loan balance (3)	Number of loans	Original loan balance (3)	Number of loans	Original loan balance (3)
2012								
December 31,	**6,621**	**$ 1,503**	**1,306**	**$ 281**	**753**	**$ 160**	**8,680**	**$ 1,944**
September 30,	**6,525**	**1,489**	**1,513**	**331**	**817**	**183**	**8,855**	**2,003**
June 30,	**5,687**	**1,265**	**913**	**213**	**840**	**188**	**7,440**	**1,666**
March 31,	**6,333**	**1,398**	**857**	**241**	**970**	**217**	**8,160**	**1,856**
2011								
December 31,	7,066	1,575	470	167	1,178	268	8,714	2,010
September 30,	6,577	1,500	582	208	1,508	314	8,667	2,022
June 30,	6,876	1,565	695	230	2,019	444	9,590	2,239
March 31,	6,210	1,395	1,973	424	2,885	674	11,068	2,493

(1) Includes repurchase demands of 661 and $132 million, 534 and $111 million, 526 and $103 million, 694 and $131 million, 861 and $161 million, 878 and $173 million, 892 and $179 million and 685 and $132 million for December 31, September 30, June 30 and March 31, 2012, and December 31, September 30, June 30 and March 31, 2011, respectively, received from investors on mortgage servicing rights acquired from other originators. We generally have the right of recourse against the seller and may be able to recover losses related to such repurchase demands subject to counterparty risk associated with the seller. The number of repurchase demands from GSEs that are from mortgage loans originated in 2006 through 2008 totaled 81% at December 31, 2012.

(2) As part of our representations and warranties in our loan sales contracts, we typically represent to GSEs and private investors that certain loans have mortgage insurance to the extent there are loans that have loan to value ratios in excess of 80% that require mortgage insurance. To the extent the mortgage insurance is rescinded by the mortgage insurer due to a claim of breach of a contractual representation or warranty, the lack of insurance may result in a repurchase demand from an investor. Similar to repurchase demands, we evaluate mortgage insurance rescission notices for validity and appeal for reinstatement if the rescission was not based on a contractual breach. When investor demands are received due to lack of mortgage insurance, they are reported as unresolved repurchase demands based on the applicable investor category for the loan (GSE or private). Over the last year, approximately 20% of our repurchase demands from GSEs had mortgage insurance rescission as one of the reasons for the repurchase demand. Of all the mortgage insurance rescission notices received in 2011, approximately 80% have resulted in repurchase demands through December 2012. Not all mortgage insurance rescissions received as far back as 2011 have been completed through the appeals process with the mortgage insurer and, upon successful appeal, we work with the investor to rescind the repurchase demand.

(3) While the original loan balances related to these demands are presented above, the establishment of the repurchase liability is based on a combination of factors, such as our appeals success rates, reimbursement by correspondent and other third party originators, and projected loss severity, which is driven by the difference between the current loan balance and the estimated collateral value less costs to sell the property.

The overall level of unresolved repurchase demands and mortgage insurance rescissions outstanding at December 31, 2012, was down from a year ago in both number of outstanding loans and in total dollar balances as we continued to work through the new demands and mortgage insurance rescissions. Customary with industry practice, we have the right of recourse against correspondent lenders from whom we have purchased loans with respect to representations and warranties. Of total repurchase demands and mortgage insurance recissions outstanding as of December 31, 2012, presented in Table 38, approximately 25% relate to loans purchased from correspondent lenders. Due primarily to the financial difficulties of some correspondent lenders, we are currently recovering on average approximately 45% of losses from these lenders. Historical recovery rates as well as projected lender performance are incorporated in the establishment of our mortgage repurchase liability.

We believe we have a high quality residential mortgage loan servicing portfolio. Of the $1.9 trillion in the residential mortgage loan servicing portfolio at December 31, 2012, 93% was current, less than 2% was subprime at origination, and less than 1% was home equity securitizations. Our combined delinquency and foreclosure rate on this portfolio was 7.04% at December 31, 2012, compared with 7.96% at December 31, 2011.

Four percent of this portfolio is private label securitizations for which we originated the loans and therefore have some repurchase risk. Although we have observed an increase in outstanding demands, compared to December 31, 2011, associated with our private label securitizations as some investors have reviewed defaulted loans for potential breaches of our loan sale representations and warranties, we continue to believe the risk of repurchase in our private label securitizations is substantially reduced, relative to other private label securitizations, because approximately one-half of this portfolio of private label securitizations do not contain representations and warranties regarding borrower or other third party misrepresentations related to the mortgage loan, general compliance with underwriting guidelines, or property valuation, which are commonly asserted bases for repurchase. For this 4% private label securitization segment of our residential mortgage loan servicing portfolio (weighted average age of 86 months), 58% are loans from 2005 vintages or earlier; 78% were prime at origination; and approximately 64% are jumbo loans. The weighted-average LTV as of December 31, 2012 for this private securitization segment was 75%. We believe the highest risk segment of these private label securitizations is the subprime loans originated in 2006 and 2007. These subprime loans have seller representations and warranties and currently have LTVs close to or exceeding 100%, and represent 9% of the private label securitization portion of the residential mortgage servicing portfolio. We had $180 million of repurchases related to private label securitizations in 2012 compared with $110 million in 2011.

Of the servicing portfolio, 4% is non-agency acquired servicing and 1% is private whole loan sales. We did not underwrite and securitize the non-agency acquired servicing and therefore we have no obligation on that portion of our servicing portfolio to the investor for any repurchase demands arising from origination practices. For the private whole loan segment, while we do have repurchase risk on these loans, less than 2% were subprime at origination and loans that were sold and subsequently securitized are included in the private label securitization segment discussed above.

Table 39 summarizes the changes in our mortgage repurchase liability.

Table 39: Changes in Mortgage Repurchase Liability

		Quarter ended						
		Dec. 31,	**Sept. 30,**	**June 30,**	**Mar. 31,**	Year ended Dec. 31,		
(in millions)		**2012**	**2012**	**2012**	**2012**	**2012**	2011	2010
Balance, beginning of period	$	**2,033**	**1,764**	**1,444**	**1,326**	**1,326**	1,289	1,033
Provision for repurchase losses:								
Loan sales		**66**	**75**	**72**	**62**	**275**	101	144
Change in estimate (1)		**313**	**387**	**597**	**368**	**1,665**	1,184	1,474
Total additions		**379**	**462**	**669**	**430**	**1,940**	1,285	1,618
Losses		**(206)**	**(193)**	**(349)**	**(312)**	**(1,060)**	(1,248)	(1,362)
Balance, end of period	$	**2,206**	**2,033**	**1,764**	**1,444**	**2,206**	1,326	1,289

(1) Results from changes in investor demand and mortgage insurer practices, credit deterioration and changes in the financial stability of correspondent lenders.

The mortgage repurchase liability of $2.2 billion at December 31, 2012, represents our best estimate of the probable loss that we expect to incur for various representations and warranties in the contractual provisions of our sales of mortgage loans. The mortgage repurchase liability estimation process requires management to make difficult, subjective and complex judgments about matters that are inherently uncertain, including demand expectations, economic factors, and the specific characteristics of the loans subject to repurchase. Our evaluation considers all vintages and the collective actions of the GSEs and their regulator, the Federal Housing Finance Agency (FHFA), mortgage insurers and our correspondent lenders. We maintain regular contact with the GSEs, the FHFA, and other significant investors to monitor their repurchase demand practices and issues as part of our process to update our repurchase liability estimate as new information becomes available.

Our liability for mortgage repurchases, included in "Accrued expenses and other liabilities" in our consolidated balance sheet, was $2.2 billion at December 31, 2012, and $1.3 billion at December 31, 2011. In 2012, we provided $1.9 billion, which reduced net gains on mortgage loan origination/sales activities, compared with a provision of $1.3 billion for 2011 and $1.6 billion for 2010. Our provision in 2012 reflected an increase in projections of future GSE repurchase demands, net of appeals, for the pre-2009 vintages to incorporate the impact of recent trends in file requests and repurchase demand activity (comprising approximately 58% of the 2012 provision), an increase in probable loss estimates for mortgage insurance rescissions (approximately 10%), new loan sales (approximately 14%), an increase in probable loss estimates for non-agency risk (approximately 9%), and various other observed trends affecting our repurchase liability including higher than anticipated loss severity (approximately 9%). The increase in projected future GSE repurchase demands in 2012 was predominantly a result of an increase in the expected file reviews by the GSEs as well as an increase in observed demand rates on these file reviews based on our most recent experience with them.

Because of the uncertainty in the various estimates underlying the mortgage repurchase liability, there is a range of losses in excess of the recorded mortgage repurchase liability that are reasonably possible. The estimate of the range of possible loss for representations and warranties does not represent a probable loss, and is based on currently available information, significant judgment, and a number of assumptions that are subject to change. The high end of this range of reasonably possible losses in excess of our recorded liability was $2.4 billion at December 31, 2012, and was determined based upon modifying the assumptions (particularly to assume significant changes in investor repurchase demand practices) utilized in our best estimate of probable loss to reflect what we believe to be the high end of reasonably possible adverse assumptions. For additional information on our repurchase liability, see the "Critical Accounting Policies – Liability for Mortgage Loan Repurchase Losses" section and Note 9 (Mortgage Banking Activities) to Financial Statements in this Report.

Table 40: Mortgage Repurchase Liability – Sensitivity/Assumptions

(in millions)		Mortgage repurchase liability
Balance at December 31, 2012	$	2,206
Loss on repurchases (1)		39.5 %
Increase in liability from:		
10% higher losses	$	207
25% higher losses		518
Repurchase rate assumption (2)		0.5 %
Increase in liability from:		
10% higher repurchase rates	$	194
25% higher repurchase rates		485

(1) Represents total estimated average loss rate on repurchased loans, net of recovery from third party originators, based on historical experience and current economic conditions. The average loss rate includes the impact of repurchased loans for which no loss is expected to be realized.
(2) Represents the combination of the estimated investor audit/file review rate, the investor demand rate on those audited loans, and the unsuccessful appeal rate on those demands. As such, the repurchase rate can be significantly impacted by changes in investor behavior if they decide to review/audit more loans or demand more repurchases on the loans they audit. These behavior changes drive a significant component of our estimated high end of the range of reasonably possible losses in excess of our recorded repurchase liability, which includes adverse assumptions in excess of the sensitivity ranges presented in this table.

To the extent that economic conditions and the housing market do not continue to stabilize or future investor repurchase demands and appeals success rates differ from past experience, we could continue to have increased demands and increased loss severity on repurchases, causing future additions to the repurchase liability. However, some of the underwriting standards that were permitted by the GSEs on the 2006 through 2008 vintages, which significantly contributed to the recent levels of repurchase demands, were tightened starting in mid to late 2008. Accordingly, we have not experienced and we do not expect a similar rate of repurchase requests from the pre-2006 and the 2009 and later vintages.

RISKS RELATING TO SERVICING ACTIVITIES In addition to servicing loans in our portfolio, we act as servicer and/or master servicer of residential mortgage loans included in GSE-guaranteed mortgage securitizations, GNMA-guaranteed mortgage securitizations of FHA-insured/VA-guaranteed mortgages and private label mortgage securitizations, as well as for unsecuritized loans owned by institutional investors. The following discussion summarizes the primary duties and requirements of servicing and related industry developments.

General Servicing Duties and Requirements

The loans we service were originated by us or by other mortgage loan originators. As servicer, our primary duties are typically to (1) collect payments due from borrowers, (2) advance certain delinquent payments of principal and interest, (3) maintain and administer any hazard, title or primary mortgage insurance policies relating to the mortgage loans, (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments, (5) foreclose on defaulted mortgage loans or, to the extent consistent with the documents governing a securitization, consider alternatives to foreclosure, such as loan modifications or short sales, and (6) for loans sold into private label securitizations, manage the foreclosed property through liquidation. As master servicer, our primary duties are typically to (1) supervise, monitor and oversee the servicing of the mortgage loans by the servicer, (2) consult with each servicer and use reasonable efforts to cause the servicer to observe its servicing obligations, (3) prepare monthly distribution statements to security holders and, if required by the securitization documents, certain periodic reports required to be filed with the SEC, (4) if required by the securitization documents, calculate distributions and loss allocations on the mortgage-backed securities, (5) prepare tax and information returns of the securitization trust, and (6) advance amounts required by non-affiliated servicers who fail to perform their advancing obligations.

Each agreement under which we act as servicer or master servicer generally specifies a standard of responsibility for actions we take in such capacity and provides protection against expenses and liabilities we incur when acting in compliance with the specified standard. For example, most private label securitization agreements under which we act as servicer or master servicer typically provide that the servicer and the master servicer are entitled to indemnification by the securitization trust for taking action or refraining from taking action in good faith or for errors in judgment. However, we are not indemnified, but rather are required to indemnify the securitization trustee, against any failure by us, as servicer or master servicer, to perform our servicing obligations or against any of our acts or omissions that involve wilful misfeasance, bad faith or gross negligence in the performance of, or reckless disregard of, our duties. In addition, if we commit a material breach of our obligations as servicer or master servicer, we may be subject to termination if the breach is not cured within a specified period following notice, which can generally be given by the securitization trustee or a specified percentage of security holders. Whole loan sale contracts under which we act as servicer generally include similar provisions with respect to our actions as servicer. The standards governing servicing in GSE-guaranteed securitizations, and the possible remedies for violations of such standards, vary, and those standards and remedies are determined by servicing guides maintained by the GSEs, contracts between the GSEs and individual servicers and topical guides published by the GSEs from time to time. Such remedies could include indemnification or repurchase of an affected mortgage loan.

Consent Orders and Settlement Agreements for Mortgage Servicing and Foreclosure Practices

In April 2011, the FRB and the Office of the Comptroller of the Currency (OCC) issued Consent Orders that require us to correct deficiencies in our residential mortgage loan servicing and foreclosure practices that were identified by federal banking regulators in their fourth quarter 2010 review. The Consent Orders also require that we improve our servicing and foreclosure practices. We have implemented all of the operational changes that resulted from the expanded servicing responsibilities outlined in the Consent Orders.

On February 9, 2012, a federal/state settlement was announced among the DOJ, HUD, the Department of the Treasury, the Department of Veterans Affairs, the Federal Trade Commission (FTC), the Executive Office of the U.S. Trustee, the Consumer Financial Protection Bureau, a task force of Attorneys General representing 49 states, Wells Fargo, and four other servicers related to investigations of mortgage industry servicing and foreclosure practices. While Oklahoma did not participate in the larger settlement, it settled separately with the five servicers under a simplified agreement. Under the terms of the larger settlement, which will remain in effect for three and a half years (subject to a trailing review period) we have agreed to the following programmatic commitments, consisting of three components totaling approximately $5.3 billion:

- Consumer Relief Program commitment of $3.4 billion
- Refinance Program commitment of $900 million
- Foreclosure Assistance Program of $1 billion

Additionally and simultaneously, the OCC and FRB announced the imposition of civil money penalties of $83 million and $87 million, respectively, pursuant to the Consent Orders. While still subject to FRB confirmation, Wells Fargo believes the civil money obligations were satisfied through payments made under the Foreclosure Assistance Program to the federal government and participating states for their use to address the impact of foreclosure challenges as they determine and which may include direct payments to consumers.

We are in the process of successfully executing activities under both the Consumer Relief and the Refinance Programs in accordance with the terms of our commitments. In our February 14, 2013, submission to the Monitor of the National Mortgage Settlement, we reported $1.9 billion of earned credits toward our Consumer Relief commitment and $1.1 billion of earned credits toward our Refinance Program commitment. Refinance Program earned credits in excess of our required commitment of $900 million can be applied towards our Consumer Relief commitment obligations, subject to a limit of $343 million of earned credits. Our earned credits are subject to review and approval by the Monitor.

Consumer Relief Program

We began conducting creditable activities towards satisfaction of the requirements of the Consumer Relief Program on March 1, 2012. We can also receive an additional 25% credit for first or second lien principal reduction taken within one year from March 1, 2012. Because we will not receive dollar-for-dollar credit for the relief provided in some circumstances, the actual relief we provide to borrowers will likely exceed our commitment. The terms also require that we satisfy 75% of the commitments under the Consumer Relief Program within two years from March 1, 2012. If we do not meet this two-year requirement and also do not meet the entire commitment within three years, we are required to pay an amount equal to 140% of the unmet commitment amount. If we meet the two-year commitment target, but do not meet the entire commitment amount within the three years, we are required to pay an amount equal to 125% of the unmet commitment amount. We expect that we will be able to meet our commitment (and state-level sub-commitments) on the Consumer Relief Program within the required timeframes, primarily through our first and second lien modification and short sale and other deficiency balance waiver programs. Given the types of relief provided, we consider these loan modifications to be TDRs. We have evaluated our commitment along with the menu of credits and believe that fulfilling our commitment under the Consumer Relief Program has been appropriately considered in our estimation for the allowance for loan losses as well as our cash flow projections to evaluate the nonaccretable difference for our PCI portfolios at December 31, 2012.

Refinance Program

We have started receiving credit under the Refinance Program for activities taken on or after March 1, 2012. The Refinance Program allows for an additional 25% credit for all refinance credits earned in the first 12 months of the program. As of December 31, 2012, subject to the Monitor of the National Mortgage Settlement review and approval, we have completed the number of refinances necessary to satisfy our commitment under the Refinance Program. Upon completion of the Refinance Program we estimate our total calculated credit will be approximately $1.7 billion to $1.9 billion, although we can only receive earned credits for this program of $1.2 billion due to certain limits within the agreement.

Including refinances that are still in the process of completion, we expect that we will refinance approximately 31,000 to 34,000 borrowers with an unpaid principal balance of approximately $6.7 billion to $7.4 billion under the Refinance Program. Based on the mix of loans we have refinanced and are in the process of completion, we estimate their weighted average note rate will be reduced by approximately 260 basis points and that their weighted average estimated remaining life will be approximately 10 years. The impact of fulfilling our commitment under the Refinance Program will be recognized over a period of years in the form of lower interest income as qualified borrowers benefit from reduced interest rates on loans refinanced under the Refinance Program. We expect the future reduction in interest income to be approximately $1.7 billion to $1.9 billion or $173 million to $191 million annually. As a result of refinancings under the Refinance Program, we will be forgoing interest that we may not otherwise have agreed to forgo. No loss was recognized in our consolidated financial statements for this estimated forgone interest income at the time of the settlement as the impact will be recognized over a period of years in the form of lower interest income as qualified borrowers benefit from reduced interest rates on loans refinanced under the Refinance Program. The impact of this forgone interest income on our future net interest margin is anticipated to be modestly adverse and will be influenced by the overall mortgage interest rate environment. The Refinance Program also affects our fair value for these loans. The estimated reduction of the fair value of our loans for the Refinance Program is approximately $1.0 billion to $1.2 billion, based upon the range of loans we estimate will be refinanced.

The expectations discussed above about the volume of loans that we are refinancing, the resulting reduction in our lifetime and annual interest income, and the reductions in fair value of loans for the Refinance Program exceed the amounts that would result from just meeting our minimum commitments under the Program due to the significantly higher than expected response we have received from our customers, which was partially driven by product changes and the decision to hold interest rates consistent with the prevailing market environment.

Although the Refinance Program relates to borrowers in good standing as to their payment history who are not experiencing financial difficulty, we evaluate each borrower to confirm their ability to repay their mortgage obligation. This evaluation includes reviewing key credit and underwriting policy metrics to validate that these borrowers are not experiencing financial difficulty and therefore, actions taken under the Refinance Program are not generally be considered a TDR. To the extent we determine that an eligible borrower is experiencing financial difficulty, we generally consider alternative modification programs that are intended for loans that may be classified and accounted for as a TDR.

Independent Foreclosure Review (IFR) Settlement

On January 7, 2013, we announced that, along with nine other mortgage servicers, we entered into term sheets with the OCC and the FRB that provide the parties will enter into amendments to the Consent Orders, which would end our IFR programs created by Article VII of an April 2011 Interagency Consent Order and replace it with an accelerated remediation process. The amendments to the Consent Orders have not yet been entered into with the OCC or FRB.

In aggregate, the servicers have agreed to make direct, cash payments of $3.3 billion and to provide $5.2 billion in additional assistance, such as loan modifications, to consumers. Our portion of the cash settlement is $766 million, which is based on the proportionate share of Wells Fargo-serviced loans in the overall IFR population. We fully accrued the cash portion of the settlement in 2012, along with other remediation-related costs. We also committed to foreclosure prevention actions which include first and second lien modifications and short sales/deeds-in-lieu of foreclosure on $1.2 billion of loans. We anticipate meeting this commitment primarily through first lien modification and short sale activities. We are required to meet this commitment within two years of signing the agreement and we anticipate that we will be able to meet our commitment within the required timelines. This commitment did not result in any charge as we believe that this commitment is covered through the existing allowance for credit losses and the nonaccretable difference relating to the purchased credit-impaired loan portfolios. With this settlement, after incurring some trailing expenses in the first quarter of 2013, we will no longer incur costs associated with the independent foreclosure reviews, which approximated $125 million per quarter during 2012 for external consultants and additional staffing.

Asset/Liability Management

Asset/liability management involves evaluating, monitoring and managing of interest rate risk, market risk, liquidity and funding. The Corporate Asset/Liability Management Committee (Corporate ALCO), which oversees these risks and reports periodically to the Board's Finance Committee, consists of senior financial and business executives. Each of our principal business groups has its own asset/liability management committee and process linked to the Corporate ALCO process.

INTEREST RATE RISK Interest rate risk, which potentially can have a significant earnings impact, is an integral part of being a financial intermediary. We are subject to interest rate risk because:

- assets and liabilities may mature or reprice at different times (for example, if assets reprice faster than liabilities and interest rates are generally falling, earnings will initially decline);
- assets and liabilities may reprice at the same time but by different amounts (for example, when the general level of interest rates is falling, we may reduce rates paid on checking and savings deposit accounts by an amount that is less than the general decline in market interest rates);
- short-term and long-term market interest rates may change by different amounts (for example, the shape of the yield curve may affect new loan yields and funding costs differently);
- the remaining maturity of various assets or liabilities may shorten or lengthen as interest rates change (for example, if long-term mortgage interest rates decline sharply, MBS held in the securities available-for-sale portfolio may prepay significantly earlier than anticipated, which could reduce portfolio income); or
- interest rates may also have a direct or indirect effect on loan demand, credit losses, mortgage origination volume, the fair value of MSRs and other financial instruments, the value of the pension liability and other items affecting earnings.

We assess interest rate risk by comparing outcomes under various earnings simulations using many interest rate scenarios that differ in the direction of interest rate changes, the degree of change over time, the speed of change and the projected shape of the yield curve. These simulations require assumptions regarding how changes in interest rates and related market conditions could influence drivers of earnings and balance sheet composition such as loan origination demand, prepayment speeds, deposit balances and mix, as well as pricing strategies.

Our risk measures include both net interest income sensitivity and interest rate sensitive noninterest income and expense impacts. We refer to the combination of these exposures as interest rate sensitive earnings. In general, the Company is positioned to benefit from higher interest rates. Currently, our profile is such that net interest income will benefit from higher interest rates as our assets reprice faster and to a greater degree than our liabilities, and, in response to lower market rates, our assets will reprice downward and to a greater degree than our liabilities. Our interest rate sensitive noninterest income and expense is largely driven by mortgage activity, and tends to move in the opposite direction of our net interest income. So, in response to higher interest rates, mortgage activity, primarily refinancing activity, generally declines. And in response to lower rates, mortgage activity generally increases. Mortgage results are also impacted by the valuation of MSRs and related hedge positions. See the "Risk Management – Mortgage Banking Interest Rate and Market Risk" section in this Report for more information.

The degree to which these sensitivities offset each other is dependent upon the timing and magnitude of changes in interest rates, and the slope of the yield curve. During a transition to a higher interest rate environment, a slowdown in interest sensitive earnings from the mortgage banking business could occur quickly, while the benefit from balance sheet repricing may take more time to develop. For example, our "slightly strong" scenario measures the impact of such a transition involving an increase in long-term market rates while short-term rates remain relatively low. If on the other hand rates decline further, we would expect a near-term increase in interest sensitive earnings from mortgage banking activity, while pressure on net interest income would take place over a longer period as the balance sheet reprices as described above.

As of December 31, 2012, our most recent simulations estimate earnings at risk over the next 24 months under a range of both lower and higher interest rates. The results of the simulations are summarized in Table 41, indicating cumulative net income after tax earnings sensitivity relative to the most likely earnings plan over the 24 month horizon (a positive range indicates a beneficial earnings sensitivity measurement relative to the most likely earnings plan).

Table 41: Earnings Sensitivity Over 24 Month Horizon Relative to Most Likely Earnings Plan

	Most likely		Weak	Slightly weak	Slightly strong	Strong
Ending rates:						
Fed funds	0.50	%	0 - 0.25	0 - 0.25	0.50	4.00
10-year treasury (1)	2.50		1.45	1.98	3.50	5.10
Earnings relative to most likely	N/A		0 - 5%	0 - 5%	-0.9%	>5%

(1) U.S. Constant Maturity Treasury Rate

We use the available-for-sale securities portfolio and exchange-traded and over-the-counter (OTC) interest rate derivatives to hedge our interest rate exposures. See the "Balance Sheet Analysis – Securities Available for Sale" section of this Report for more information on the use of the available-for-sale securities portfolio. The notional or contractual amount, credit risk amount and estimated net fair value of the derivatives used to hedge our interest rate risk exposures as of December 31, 2012 and 2011, are presented in Note 16 (Derivatives) to Financial Statements in this Report. We use derivatives for asset/liability management in three main ways:

- to convert a major portion of our long-term fixed-rate debt, which we issue to finance the Company, from fixed-rate payments to floating-rate payments by entering into receive-fixed swaps;

- to convert the cash flows from selected asset and/or liability instruments/portfolios from fixed-rate payments to floating-rate payments or vice versa; and
- to economically hedge our mortgage origination pipeline, funded mortgage loans and MSRs using interest rate swaps, swaptions, futures, forwards and options.

MORTGAGE BANKING INTEREST RATE AND MARKET RISK We originate, fund and service mortgage loans, which subjects us to various risks, including credit, liquidity and interest rate risks. Based on market conditions and other factors, we reduce credit and liquidity risks by selling or securitizing some or all of the long-term fixed-rate mortgage loans we originate and most of the ARMs we originate. On the other hand, we may hold originated ARMs and fixed-rate mortgage loans in our loan portfolio as an investment for our growing base of core deposits. We determine whether the loans will be held for investment or held for sale at the time of commitment. We may subsequently change our intent to hold loans for investment and sell some or all of our ARMs or fixed-rate mortgages as part of our corporate asset/liability management. We may also acquire and add to our securities available for sale a portion of the securities issued at the time we securitize MHFS.

Notwithstanding the continued downturn in the housing sector, and the continued lack of liquidity in the nonconforming secondary markets, our mortgage banking revenue remained strong, reflecting the complementary origination and servicing strengths of the business. The secondary market for agency-conforming mortgages functioned well during 2012.

Interest rate and market risk can be substantial in the mortgage business. Changes in interest rates may potentially reduce total origination and servicing fees, the value of our residential MSRs measured at fair value, the value of MHFS and the associated income and loss reflected in mortgage banking noninterest income, the income and expense associated with instruments (economic hedges) used to hedge changes in the fair value of MSRs and MHFS, and the value of derivative loan commitments (interest rate "locks") extended to mortgage applicants.

Interest rates affect the amount and timing of origination and servicing fees because consumer demand for new mortgages and the level of refinancing activity are sensitive to changes in mortgage interest rates. Typically, a decline in mortgage interest rates will lead to an increase in mortgage originations and fees and may also lead to an increase in servicing fee income, depending on the level of new loans added to the servicing portfolio and prepayments. Given the time it takes for consumer behavior to fully react to interest rate changes, as well as the time required for processing a new application, providing the commitment, and securitizing and selling the loan, interest rate changes will affect origination and servicing fees with a lag. The amount and timing of the impact on origination and servicing fees will depend on the magnitude, speed and duration of the change in interest rates.

We measure MHFS at fair value for prime MHFS originations for which an active secondary market and readily available market prices exist to reliably support fair value pricing models used for these loans. Loan origination fees on these loans are recorded when earned, and related direct loan origination costs are recognized when incurred. We also measure at fair value certain of our other interests held related to residential loan sales and securitizations. We believe fair value measurement for prime MHFS and other interests held, which we hedge with free-standing derivatives (economic hedges) along with our MSRs measured at fair value, reduces certain timing differences and better matches changes in the value of these assets with changes in the value of derivatives used as economic hedges for these assets. During 2012 and 2011, in response to continued secondary market illiquidity, we continued to originate certain prime non-agency loans to be held for investment for the foreseeable future rather than to be held for sale. In addition, in 2012 and 2011, we originated certain prime agency-eligible loans to be held for investment as part of our asset/liability management strategy.

We initially measure all of our MSRs at fair value and carry substantially all of them at fair value depending on our strategy for managing interest rate risk. Under this method, the MSRs are recorded at fair value at the time we sell or securitize the related mortgage loans. The carrying value of MSRs carried at fair value reflects changes in fair value at the end of each quarter and changes are included in net servicing income, a component of mortgage banking noninterest income. If the fair value of the MSRs increases, income is recognized; if the fair value of the MSRs decreases, a loss is recognized. We use a dynamic and sophisticated model to estimate the fair value of our MSRs and periodically benchmark our estimates to independent appraisals. The valuation of MSRs can be highly subjective and involve complex judgments by management about matters that are inherently unpredictable. See "Critical Accounting Policies – Valuation of Residential Mortgage Servicing Rights" section of this Report for additional information. Changes in interest rates influence a variety of significant assumptions included in the periodic valuation of MSRs, including prepayment speeds, expected returns and potential risks on the servicing asset portfolio, the value of escrow balances and other servicing valuation elements.

A decline in interest rates generally increases the propensity for refinancing, reduces the expected duration of the servicing portfolio and therefore reduces the estimated fair value of MSRs. This reduction in fair value causes a charge to income for MSRs carried at fair value, net of any gains on free-standing derivatives (economic hedges) used to hedge MSRs. We may choose not to fully hedge all the potential decline in the value of our MSRs resulting from a decline in interest rates because the potential increase in origination/servicing fees in that scenario provides a partial "natural business hedge." An increase in interest rates generally reduces the propensity for refinancing, extends the expected duration of the servicing portfolio and therefore increases the estimated fair value of the MSRs. However, an increase in interest rates can also reduce mortgage loan demand and therefore reduce origination income.

The price risk associated with our MSRs is economically hedged with a combination of highly liquid interest rate forward instruments including mortgage forward contracts, interest rate swaps and interest rate options. All of the instruments included in the hedge are marked to market daily. Because the hedging instruments are traded in highly liquid markets, their prices are readily observable and are fully reflected in each quarter's mark to market. Quarterly MSR hedging results include a combination of directional gain or loss due to market changes as well as any carry income generated. If the economic hedge is effective, its overall directional hedge gain or loss will offset the change in the valuation of the underlying MSR asset. Gains or losses associated with these economic hedges are included in mortgage banking noninterest income. Consistent with our longstanding approach to hedging interest rate risk in the mortgage business, the size of the hedge and the particular combination of forward hedging instruments at any point in time is designed to reduce the volatility of the mortgage business's earnings over various time frames within a range of mortgage interest rates. Because market factors, the composition of the mortgage servicing portfolio and the relationship between the origination and servicing sides of our mortgage business change continually, the types of instruments used in our hedging are reviewed daily and rebalanced based on our evaluation of current market factors and the interest rate risk inherent in our MSRs portfolio. Throughout 2012, our economic hedging strategy generally used forward mortgage purchase contracts that were effective at offsetting the impact of interest rates on the value of the MSR asset.

Mortgage forward contracts are designed to pass the full economics of the underlying reference mortgage securities to the holder of the contract, including both the directional gain and loss from the forward delivery of the reference securities and the corresponding carry income. Carry income represents the contract's price accretion from the forward delivery price to the spot price including both the yield earned on the reference securities and the market implied cost of financing during the period. The actual amount of carry income earned on the hedge each quarter will depend on the amount of the underlying asset that is hedged and the particular instruments included in the hedge. The level of carry income is driven by the slope of the yield curve and other market driven supply and demand factors affecting the specific reference securities. A steep yield curve generally produces higher carry income while a flat or inverted yield curve can result in lower or potentially negative carry income. The level of carry income is also affected by the type of instrument used. In general, mortgage forward contracts tend to produce higher carry income than interest rate swap contracts. Carry income is recognized over the life of the mortgage forward as a component of the contract's mark to market gain or loss.

Hedging the various sources of interest rate risk in mortgage banking is a complex process that requires sophisticated modeling and constant monitoring. While we attempt to balance these various aspects of the mortgage business, there are several potential risks to earnings:

- Valuation changes for MSRs associated with interest rate changes are recorded in earnings immediately within the accounting period in which those interest rate changes occur, whereas the impact of those same changes in interest rates on origination and servicing fees occur with a lag and over time. Thus, the mortgage business could be protected from adverse changes in interest rates over a period of time on a cumulative basis but still display large variations in income from one accounting period to the next.
- The degree to which the "natural business hedge" offsets valuation changes for MSRs is imperfect, varies at different points in the interest rate cycle, and depends not just on the direction of interest rates but on the pattern of quarterly interest rate changes.
- Origination volumes, the valuation of MSRs and hedging results and associated costs are also affected by many factors. Such factors include the mix of new business between ARMs and fixed-rate mortgages, the relationship between short-term and long-term interest rates, the degree of volatility in interest rates, the relationship between mortgage interest rates and other interest rate markets, and other interest rate factors. Additional factors that can impact the valuation of the MSRs include changes in servicing and foreclosure costs due to changes in investor or regulatory guidelines and changes in discount rates due to market participants requiring a higher return due to updated market expectations on costs and risks associated with investing in MSRs. Many of these factors are hard to predict and we may not be able to directly or perfectly hedge their effect.
- While our hedging activities are designed to balance our mortgage banking interest rate risks, the financial instruments we use may not perfectly correlate with the values and income being hedged. For example, the change in the value of ARM production held for sale from changes in mortgage interest rates may or may not be fully offset by Treasury and LIBOR index-based financial instruments used as economic hedges for such ARMs. Additionally, hedge-carry income we earn on our economic hedges for the MSRs may not continue if the spread between short-term and long-term rates decreases, we shift composition of the hedge to more interest rate swaps, or there are other changes in the market for mortgage forwards that affect the implied carry.

The total carrying value of our residential and commercial MSRs was $12.7 billion and $14.0 billion at December 31, 2012 and 2011, respectively. The weighted-average note rate on our portfolio of loans serviced for others was 4.77% and 5.14% at December 31, 2012 and 2011, respectively. The carrying value of our total MSRs represented 0.67% and 0.76% of mortgage loans serviced for others at December 31, 2012 and 2011, respectively.

As part of our mortgage banking activities, we enter into commitments to fund residential mortgage loans at specified times in the future. A mortgage loan commitment is an interest rate lock that binds us to lend funds to a potential borrower at a specified interest rate and within a specified period of time, generally up to 60 days after inception of the rate lock. These loan commitments are derivative loan commitments if the loans that will result from the exercise of the commitments will be held for sale. These derivative loan commitments are recognized at fair value in the balance sheet with changes in their fair values recorded as part of mortgage banking noninterest income. The fair value of these commitments include, at inception and during the life of the loan commitment, the expected net future cash flows related to the associated servicing of the loan as part of the fair value measurement of derivative loan commitments. Changes subsequent to inception are based on changes in fair value of the underlying loan resulting from the exercise of the commitment and changes in the probability that the loan will not fund within the terms of the commitment, referred to as a fall-out factor. The value of the underlying loan commitment is affected primarily by changes in interest rates and the passage of time.

Outstanding derivative loan commitments expose us to the risk that the price of the mortgage loans underlying the commitments might decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. To minimize this risk, we employ forwards and options, Eurodollar futures and options, and Treasury futures, forwards and options contracts as economic hedges against the potential decreases in the values of the loans. We expect that these derivative financial instruments will experience changes in fair value that will either fully or partially offset the changes in fair value of the derivative loan commitments. However, changes in investor demand, such as concerns about credit risk, can also cause changes in the spread relationships between underlying loan value and the derivative financial instruments that cannot be hedged.

MARKET RISK – TRADING ACTIVITIES We engage in trading activities primarily to accommodate the investment and risk management activities of our customers, execute economic hedging to manage certain of our balance sheet risks and for a very limited amount of proprietary trading for our own account. These activities primarily occur within our trading businesses and include entering into transactions with our customers that are recorded as trading assets and liabilities on our balance sheet. All of our trading assets and liabilities, including securities, foreign exchange transactions, commodity transactions and derivatives are carried at fair value. Income earned related to these trading activities include net interest income and changes in fair value related to trading assets and liabilities. Net interest income earned on trading assets and liabilities is reflected in the interest income and interest expense components of our income statement. Changes in fair value of trading assets and liabilities are reflected in net gains (losses) on trading activities, a component of noninterest income in our income statement.

From a market risk perspective, our net income is exposed to changes in the fair value of trading assets and liabilities due to changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices. Our Market Risk Committee, which is a sub-committee of Corporate ALCO, provides governance and oversight over market risk-taking activities across the Company and establishes and monitors risk limits.

Table 42 presents total revenue from trading activities.

Table 42: Income from Trading Activities

(in millions)		Year ended December 31, 2012	2011	2010
Interest income (1)	$	**1,358**	1,440	1,098
Less: Interest expense (2)		**245**	316	227
Net interest income		**1,113**	1,124	871
Noninterest income:				
Net gains (losses) from trading activities (3):				
Customer accommodation		**1,347**	1,029	1,448
Economic hedging and other		**345**	(1)	178
Proprietary trading		**15**	(14)	22
Total net trading gains		**1,707**	1,014	1,648
Total trading-related net interest and noninterest income	$	**2,820**	2,138	2,519

(1) Represents interest and dividend income earned on trading securities.
(2) Represents interest and dividend expense incurred on trading securities we have sold but have not yet purchased.
(3) Represents realized gains (losses) from our trading activity and unrealized gains (losses) due to changes in fair value of our trading positions, attributable to the type of business activity.

For further information regarding the fair value of our trading assets and liabilities, refer to Note 16 (Derivatives) and Note 17 (Fair Values of Assets and Liabilities) to Financial Statements in this Report.

Customer accommodation Customer accommodation activities are conducted to help customers manage their investment needs and risk management and hedging activities. We engage in market-making activities or act as an intermediary to purchase or sell financial instruments in anticipation or in response to customer needs. This category also includes positions we use to manage our exposure to such transactions.

For the majority of our customer accommodation trading, we serve as intermediary between buyer and seller. For example, we may purchase or sell a derivative to a customer who wants to manage interest rate risk exposure. We typically enter into offsetting derivative(s) or security positions with a separate counterparty or exchange to manage our exposure to the derivative with our customer. We earn income on this activity based on the transaction price difference between the customer and offsetting derivative or security positions, which is reflected in the fair value changes of the positions recorded in net gains (losses) on trading activities.

Customer accommodation trading also includes net gains related to market-making activities in which we take positions to facilitate customer order flow. For example, we may own securities recorded as trading assets (long positions) or sold securities we have not yet purchased, recorded as trading liabilities (short positions), typically on a short-term basis, to facilitate anticipated buying and selling demand from our customers. As market-maker in these securities, we earn income due (1) to the difference between the price paid or received for the purchase and sale of the security (bid-ask spread) and (2) the net interest income and change in fair value of the long or short positions during the short-term period held on our balance sheet. Additionally, we may enter into separate derivative or security positions to manage our exposure related to our long or short security positions. Collectively, income earned on this type of market-making activity is reflected in the fair value changes of these positions recorded in net gain (losses) on trading activities.

Economic hedges and other Economic hedges in trading are not designated in a hedge accounting relationship and exclude economic hedging related to our asset/liability risk management and substantially all mortgage banking risk management activities. Economic hedging activities include the use of trading securities to economically hedge risk exposures related to non-trading activities or derivatives to hedge risk exposures related to trading assets or trading liabilities. Economic hedges are unrelated to our customer accommodation activities. Other activities include financial assets held for investment purposes that we elected to carry at fair value with changes in fair value recorded to earnings in order to mitigate accounting measurement mismatches or avoid embedded derivative accounting complexities.

Proprietary trading Proprietary trading consists of security or derivative positions executed for our own account based upon market expectations or to benefit from price differences between financial instruments and markets. Proprietary trading activity is expected to be restricted by the Dodd-Frank Act prohibitions known as the "Volcker Rule," which has not yet been finalized. On October 11, 2011, federal banking agencies and the SEC issued proposed regulations to implement the Volcker Rule. We believe our definition of proprietary trading is consistent with the proposed regulations. However, given that final rule-making is required by various governmental regulatory agencies to define proprietary trading within the context of the final Volcker Rule, our definition of proprietary trading may change. We have reduced or exited certain business activities in anticipation of the final Volcker Rule. As discussed within this section and the noninterest income section of our financial results, proprietary trading activity is not significant to our business or financial results.

Risk Measurement Value-at-Risk (VaR) is a standardized approach for monitoring and reporting market risk. We use VaR metrics complemented with sensitivity analysis and stress testing in managing and measuring the risk associated with trading activities.

Value-at-Risk VaR is a statistical risk measure used to estimate the potential loss from adverse market moves on trading and other positions carried at fair value. VaR is determined using a historical simulation approach and measures the worst expected loss over a given time interval and within a given confidence interval. We measure and report daily VaR at a 99% confidence interval based on actual changes in rates and prices over each trading day in the previous year.

The historical simulation approach is used to identify the critical risk driver of each trading position with respect to interest rates, credit spreads, foreign exchange rates, and equity and commodity prices. The risk drivers for each position are updated on a daily basis. The historical simulation approach employs historical scenarios of the risk factors from each trading day in the previous year, and estimates the value of the portfolio on the scenarios to obtain a daily net trading revenue distribution.

The Company calculates VaR for management purposes as well as for regulatory purposes. The management view of VaR is used for trading limits and is a wider view of risk compared to Total Regulatory VaR. Total Regulatory VaR is calculated according to regulatory rules and is used to calculate market risk regulatory capital. It includes both General VaR and Specific Risk VaR. Regulatory General VaR is the risk of loss due to broad market movements such as movements in interest rates, equity prices or foreign exchange rates. Specific Risk VaR is the risk of loss on a position that could result from factors other than broad market movements and includes event risk, default risk and idiosyncratic risk.

Table 43 below shows the results of the Company's Regulatory General VaR measures for 2012.

Table 43: Regulatory General Value-at-Risk (VaR)

		Year ended December 31, 2012			
(in millions)		Period end	Average	Low	High
Risk Categories					
Credit	$	19	23	10	43
Interest rate		13	19	7	41
Equity		5	5	3	12
Commodity		1	2	1	5
Foreign exchange		4	2	-	6
Diversification benefit		(24)(1)	(27)(1)	-	-
Total	$	18	24		

(1) The period-end VaR and average VaR were less than the sum of the VaR components described above, which is due to portfolio diversification. The diversification effect arises because the risks are not perfectly correlated causing a portfolio of positions to usually be less risky than the sum of the risks of the positions alone.

Table 44 presents the frequency distribution of our daily net trading revenue included in backtesting of Regulatory VaR (described below) for 2012. These net revenues represent net interest income and net gains (losses) from trading activities related only to trading positions that meet the regulatory definition of a covered position. Net trading revenues related to trading positions that do not meet this definition include activity related to long-term positions held for economic hedging purposes, credit adjustments and other activity not representative of daily price changes driven by market risk factors.

Table 44: Distribution of Daily Net Trading Revenue Used for Backtesting of Regulatory VaR: Year Ended December 31, 2012



Number of days
100
90
80
70
60
50
40
30
20
10
0
12
46
89
72
25
5
0
<0
0-4
4-8
8-12
12-16
16-20
>20
Daily Trading Profit and Loss ($ in millions)

VaR Backtesting Backtesting is one form of validation of the VaR model. Backtesting compares the daily VaR number to the actual net trading revenue for each of the trading days in the preceding year. Because our confidence interval is 99 percent, statistically, losses will exceed VaR on average, one out of 100 trading days or two to three times per year. Any observed loss in excess of the VaR number is taken as an exception. No backtesting exceptions occurred in 2012. The number of actual backtesting exceptions is dependent on current market performance relative to historic market volatility. Table 45 shows daily net trading revenue and Total Regulatory VaR for 2012.

Table 45: Daily Net Trading Revenue and Total Regulatory VaR: Year Ended December 31, 2012



($ in millions)
80
60
40
20
0
(20)
(40)
(60)
(80)
Daily Net Trading Revenue
Total VaR
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Nov-12
Dec-12

Stress Testing While VaR captures the risk of loss due to adverse changes in markets using recent historical data, stress testing captures the Company's exposure to extreme events. Stress testing measures the impacts from extreme, but low probability market movements. Stress scenarios estimate the risk of losses based on management's assumptions of abnormal but severe market movements such as severe credit spread widening or a large decline in equity prices. These scenarios also assume that the market moves happen instantaneously and no repositioning or hedging activity takes place to mitigate losses as events unfold. The stress scenarios are updated with recent market trends and are reviewed on a daily basis by senior management. The stress scenarios are used for desk level monitoring as well as overall company-wide estimates.

Sensitivities Sensitivity analysis is the estimated risk of loss for a single measure such as a 1 basis point increase in rates or a 1 percent decrease in equity prices. We conduct and monitor sensitivity on interest rates, credit spreads, volatility, equity, commodity, and foreign exchange. Because VaR is based upon previous moves in market risk factors over recent periods, it may not provide accurate predictions of future market moves. Sensitivity analysis complements VaR as it provides an indication of risk relative to each factor irrespective of historical market moves. Sensitivities are monitored at both the desk level and at an aggregated level by senior management on a daily basis. Our corporate market risk management function aggregates all Company exposures to monitor the risk sensitivities are within established tolerances. Changes to the Company's sensitivities are analyzed and reported on a daily basis. The Company monitors risk exposure from a variety of perspectives, which include line of business, product, risk type and legal entity.

MARKET RISK – EQUITY INVESTMENTS We are directly and indirectly affected by changes in the equity markets. We make and manage direct equity investments in start-up businesses, emerging growth companies, management buy-outs, acquisitions and corporate recapitalizations. We also invest in non-affiliated funds that make similar private equity investments. These private equity investments are made within capital allocations approved by management and the Board. The Board's policy is to review business developments, key risks and historical returns for the private equity investment portfolio at least annually. Management reviews the valuations of these investments at least quarterly and assesses them for possible OTTI. For nonmarketable investments, the analysis is based on facts and circumstances of each individual investment and the expectations for that investment's cash flows and capital needs, the viability of its business model and our exit strategy. Nonmarketable investments include private equity investments accounted for under the cost method and equity method. Private equity investments are subject to OTTI.

As part of our business to support our customers, we trade public equities, listed/OTC equity derivatives and convertible bonds. We have parameters that govern these activities. We also have marketable equity securities in the securities available-for-sale portfolio, including securities relating to our venture capital activities. We manage these investments within capital risk limits approved by management and the Board and monitored by Corporate ALCO. Gains and losses on these securities are recognized in net income when realized and periodically include OTTI charges.

Changes in equity market prices may also indirectly affect our net income by (1) the value of third party assets under management and, hence, fee income, (2) particular borrowers, whose ability to repay principal and/or interest may be affected by the stock market, or (3) brokerage activity, related commission income and other business activities. Each business line monitors and manages these indirect risks.

Table 46 provides information regarding our marketable and nonmarketable equity investments.

Table 46: Nonmarketable and Marketable Equity Investments

(in millions)		December 31, 2012	2011
Nonmarketable equity investments:			
Cost method:			
Private equity investments	$	**2,572**	3,444
Federal bank stock		**4,227**	4,617
Total cost method		**6,799**	8,061
Equity method and other:			
LIHTC investments (1)		**4,767**	4,077
Private equity and other		**6,156**	4,670
Total equity method and other		**10,923**	8,747
Total nonmarketable equity investments (2)	$	**17,722**	16,808
Marketable equity securities:			
Cost	$	**2,337**	2,929
Net unrealized gains		**448**	488
Total marketable equity securities (3)	$	**2,785**	3,417

(1) Represents low income housing tax credit investments.
(2) Included in other assets on the balance sheet. See Note 7 (Premises, Equipment, Lease Commitments and Other Assets) to Financial Statements in this Report for additional information.
(3) Included in securities available for sale. See Note 5 (Securities Available for Sale) to Financial Statements in this Report for additional information.

LIQUIDITY AND FUNDING The objective of effective liquidity management is to ensure that we can meet customer loan requests, customer deposit maturities/withdrawals and other cash commitments efficiently under both normal operating conditions and under unpredictable circumstances of industry or market stress. To achieve this objective, the Corporate ALCO establishes and monitors liquidity guidelines that require sufficient asset-based liquidity to cover potential funding requirements and to avoid over-dependence on volatile, less reliable funding markets. We set these guidelines for both the consolidated balance sheet and for the Parent to ensure that the Parent is a source of strength for its regulated, deposit-taking banking subsidiaries.

Unencumbered debt and equity securities in the securities available-for-sale portfolio provide asset liquidity, in addition to the immediately liquid resources of cash and due from banks and federal funds sold, securities purchased under resale agreements and other short-term investments. The weighted-average expected remaining maturity of the debt securities within this portfolio was 5.5 years at December 31, 2012. Of the $220.9 billion (cost basis) of debt securities in this portfolio at December 31, 2012, $48.0 billion (22%) is expected to mature or be prepaid in 2013 and an additional $44.4 billion (20%) in 2014. Asset liquidity is further enhanced by our ability to sell or securitize loans in secondary markets and to pledge loans to access secured borrowing facilities through the Federal Home Loan Banks (FHLB) and the FRB. In 2012, we sold mortgage loans of $483.5 billion. The amount of mortgage loans and other consumer loans available to be sold, securitized or pledged was approximately $211.1 billion at December 31, 2012.

Core customer deposits have historically provided a sizeable source of relatively stable and low-cost funds. At December 31, 2012, core deposits were 118% of total loans compared with 113% a year ago. Additional funding is provided by long-term debt, other foreign deposits, and short-term borrowings. Long-term debt averaged $127.5 billion in 2012 and $141.1 billion in 2011. Short-term borrowings averaged $51.2 billion in 2012 and $51.8 billion in 2011.

We anticipate making capital expenditures of approximately $1.4 billion in 2013 for our stores, relocation and remodeling of our facilities, and routine replacement of furniture, equipment and servers. We fund expenditures from various sources, including liquid assets and borrowings.

We access domestic and international capital markets for long-term funding (generally greater than one year) through issuances of registered debt securities, private placements and asset-backed secured funding. Investors in the long-term capital markets, as well as other market participants, generally will consider, among other factors, a company's debt rating in making investment decisions. Rating agencies base their ratings on many quantitative and qualitative factors, including capital adequacy, liquidity, asset quality, business mix, the level and quality of earnings, and rating agency assumptions regarding the probability and extent of Federal financial assistance or support for certain large financial institutions. Adverse changes in these factors could result in a reduction of our credit rating; however, a reduction in credit rating would not cause us to violate any of our debt covenants.

Generally, rating agencies review a firm's ratings at least annually. During 2012, our ratings were affirmed by Moody's, Standard & Poor's and Fitch Ratings, and confirmed by DBRS. There were no changes to our credit ratings in 2012. See the "Risk Management – Asset/Liability Management" and "Risk Factors" sections of this Report for additional information regarding our credit ratings as of December 31, 2012, and the potential impact a credit rating downgrade would have on our liquidity and operations, as well as Note 16 (Derivatives) to Financial Statements in this Report for information regarding additional collateral and funding obligations required for certain derivative instruments in the event our credit ratings were to fall below investment grade.

The credit ratings of the Parent and Wells Fargo Bank, N.A. as of December 31, 2012, are presented in Table 47.

Table 47: Credit Ratings

	Wells Fargo & Company		Wells Fargo Bank, N.A.	
	Senior debt	Short-term borrowings	Long-term deposits	Short-term borrowings
Moody's	A2	P-1	Aa3	P-1
S&P	A+	A-1	AA-	A-1+
Fitch Ratings	AA-	F1+	AA	F1+
DBRS	AA	R-1*	AA**	R-1**

* middle **high

On December 20, 2011, the FRB proposed enhanced liquidity risk management rules. On January 6, 2013, the BCBS endorsed a revised liquidity framework for banks. These rules have not yet been adopted and finalized by the FRB. The proposed rules would require modifications to our existing liquidity risk management processes. This includes increased frequency of liquidity reporting and stress testing, maintenance of a 30-day liquidity buffer comprised of highly-liquid assets and additional corporate governance requirements. We will continue to analyze the proposed rules and other regulatory proposals that may affect liquidity risk management, including Basel III, to determine the level of operational or compliance impact to Wells Fargo. For additional information see the "Capital Management" and "Regulatory Reform" sections in this Report.

Parent Under SEC rules, our Parent is classified as a "well-known seasoned issuer," which allows it to file a registration statement that does not have a limit on issuance capacity. In April 2012, the Parent filed a registration statement with the SEC for the issuance of senior and subordinated notes, preferred stock and other securities. The Parent's ability to issue debt and other securities under this registration statement is limited by the debt issuance authority granted by the Board. The Parent is currently authorized by the Board to issue $60 billion in outstanding short-term debt and $170 billion in outstanding long-term debt. During 2012, the Parent issued $17.0 billion of senior notes, of which $12.1 billion were registered with the SEC. In January 2013, the Parent issued an additional $1.1 billion of senior notes, of which $100 million were registered with the SEC. In addition, in February 2013, the Parent issued $2.0 billion of registered subordinated medium-term notes and $100 million of senior notes.

The Parent's proceeds from securities issued in 2012 and January and February 2013 were used for general corporate purposes, and, unless otherwise specified in the applicable prospectus or prospectus supplement, we expect the proceeds from securities issued in the future will be used for the same purposes. Depending on market conditions, we may purchase our outstanding debt securities from time to time in privately negotiated or open market transactions, by tender offer, or otherwise.

Table 48 provides information regarding the Parent's medium-term note (MTN) programs. The Parent may issue senior and subordinated debt securities under Series L & M, and the European and Australian programmes. Under Series K, the Parent may issue senior debt securities linked to one or more indices or bearing interest at a fixed or floating rate.

Table 48: Medium-Term Note (MTN) Programs

		December 31, 2012		
(in billions)	Date established		Debt issuance authority	Available for issuance
MTN program:				
Series L & M (1)	May 2012	$	25.0	21.0
Series K (1)(3)	April 2010		25.0	23.1
European (2)(3)	December 2009		25.0	20.8
Australian (2)(4)	June 2005	AUD	10.0	6.7

(1) SEC registered.
(2) Not registered with the SEC. May not be offered in the United States without applicable exemptions from registration.
(3) As amended in April 2012.
(4) As amended in October 2005 and March 2010.

Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is authorized by its board of directors to issue $100 billion in outstanding short-term debt and $125 billion in outstanding long-term debt. At December 31, 2012, Wells Fargo Bank, N.A. had available $100 billion in short-term debt issuance authority and $102.3 billion in long-term debt issuance authority. In March 2012, Wells Fargo Bank, N.A. established a $100 billion bank note program under which, subject to any other debt outstanding under the limits described above, it may issue $50 billion in outstanding short-term senior notes and $50 billion in outstanding long-term senior or subordinated notes. During 2012, Wells Fargo Bank, N.A. issued $4.6 billion of senior notes. At December 31, 2012, Wells Fargo Bank, N.A. had remaining issuance capacity under the bank note program of $50 billion in short-term senior notes and $45.4 billion in long-term senior or subordinated notes. In February 2013, Wells Fargo Bank, N.A. issued $3.0 billion of senior floating-rate extendible notes.

Wells Fargo Canada Corporation In January 2012, Wells Fargo Canada Corporation (WFCC, formerly known as Wells Fargo Financial Canada Corporation), an indirect wholly owned Canadian subsidiary of the Parent, qualified with the Canadian provincial securities commissions a base shelf prospectus for the distribution from time to time in Canada of up to CAD $7.0 billion in medium-term notes. During 2012, WFCC issued CAD $3.0 billion in medium-term notes. At December 31, 2012, CAD $4.0 billion remained available for future issuance. In January 2013, WFCC issued an additional CAD $500 million in senior medium-term notes. All medium-term notes issued by WFCC are unconditionally guaranteed by the Parent.

FEDERAL HOME LOAN BANK MEMBERSHIP We are a member of the Federal Home Loan Banks based in Dallas, Des Moines and San Francisco (collectively, the FHLBs). Each member of the FHLBs is required to maintain a minimum investment in capital stock of the applicable FHLB. The board of directors of each FHLB can increase the minimum investment requirements in the event it has concluded that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Board. Because the extent of any obligation to increase our investment in any of the FHLBs depends entirely upon the occurrence of a future event, potential future payments to the FHLBs are not determinable.

The FHLBs are a group of cooperatives that lending institutions use to finance housing and economic development in local communities. About 80% of U.S. lending institutions, including Wells Fargo, rely on the FHLBs for low-cost funds. We use the funds to support home mortgage lending and other community investments.

Capital Management

We have an active program for managing stockholders' equity and regulatory capital, and maintain a comprehensive process for assessing the Company's overall capital adequacy. We generate capital primarily through the retention of earnings net of dividends. Our objective is to maintain capital at an amount commensurate with our risk profile and risk tolerance objectives, and to meet both regulatory and market expectations. Our potential sources of stockholders' equity include retained earnings and issuances of common and preferred stock. Retained earnings increased $13.3 billion from December 31, 2011, predominantly from Wells Fargo net income of $18.9 billion, less common and preferred stock dividends of $5.6 billion. During 2012, we issued approximately 123 million shares of common stock, substantially all of which related to employee benefit plans. In August 2012, we issued 30 million Depositary Shares, each representing a 1/1,000th interest in a share of the Company's newly issued Non-Cumulative Perpetual Class A Preferred Stock, Series N, for an aggregate public offering price of $750 million. In November 2012, we issued 26 million Depositary Shares, each representing a 1/1,000th interest in a share of the Company's newly issued Non-Cumulative Perpetual Class A Preferred Stock, Series O, for an aggregate public offering price of $650 million. During 2012, we repurchased approximately 84 million shares of common stock in open market transactions and from employee benefit plans, at a net cost of $2.7 billion, and approximately 36 million shares of common stock at a net cost of $1.2 billion from the settlement of forward purchase contracts. During fourth quarter 2012, the Company entered into a forward purchase contract at a net cost of $200 million that is expected to settle in first quarter 2013 for an estimated 6 million shares. For additional information about our forward repurchase agreements see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

Regulatory Capital Guidelines

The Company and each of our subsidiary banks are subject to various regulatory capital adequacy requirements administered by the FRB and the OCC. Risk-based capital (RBC) guidelines establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures. At December 31, 2012, the Company and each of our subsidiary banks were "well-capitalized" under applicable regulatory capital adequacy guidelines. See Note 26 (Regulatory and Agency Capital Requirements) to Financial Statements in this Report for additional information.

Current regulatory RBC rules are based primarily on broad credit-risk considerations and limited market-related risks, but do not take into account other types of risk facing a financial services company. Our capital adequacy assessment process contemplates a wide range of risks that the Company is exposed to and also takes into consideration our performance under a variety of stressed economic conditions, as well as regulatory expectations and guidance, rating agency viewpoints and the view of capital markets participants.

In 2007, U.S. bank regulators approved a final rule adopting international guidelines for determining regulatory capital known as "Basel II." Basel II incorporates three pillars that address (a) capital adequacy, (b) supervisory review, which relates to the computation of capital and internal assessment processes, and (c) market discipline, through increased disclosure requirements. We entered the "parallel run phase" of Basel II in July 2012. During the "parallel run phase," banks must successfully complete at least a four quarter evaluation period under supervision from regulatory agencies in order to be compliant with the Basel II final rule.

In December 2010, the Basel Committee on Bank Supervision (BCBS) finalized a set of international guidelines for determining regulatory capital known as "Basel III." These guidelines were developed in response to the financial crisis of 2008 and 2009 and were intended to address many of the weaknesses identified in the banking sector as contributing to the crisis including excessive leverage, inadequate and low quality capital and insufficient liquidity buffers. The guidelines, among other things, increase minimum capital requirements and when fully phased in require bank holding companies to maintain a minimum ratio of Tier 1 common equity to risk-weighted assets of at least 7.0% consisting of a minimum ratio of 4.5% plus a 2.5% capital conservation buffer.

The BCBS has also proposed additional Tier 1 common equity surcharge requirements for global systemically important banks (G-SIBs). The surcharge ranges from 1.0% to 3.5% of risk-weighted assets depending on the bank's systemic importance, which is determined under an indicator-based approach that would consider five broad categories: cross-jurisdictional activity; size; inter-connectedness; substitutability/financial institution infrastructure and complexity. These additional capital requirements for G-SIBs, which would be phased in beginning in January 2016 and become fully effective on January 1, 2019, would be in addition to the minimum Basel III 7.0% Tier 1 common equity requirement finalized in December 2010. The Financial Stability Board (FSB), in an updated list published in November 2012 based on year-end 2011 data, identified the Company as one of the 28 G-SIBs and provisionally determined that the Company's surcharge would be 1.0%. The FSB may revise the list of G-SIBs and their required surcharges prior to implementation based on additional or future data.

U.S. regulatory authorities have been considering the BCBS capital guidelines and proposals, and in June 2012, the U.S. banking regulators jointly issued three notices of proposed rulemaking that are essentially intended to implement the BCBS capital guidelines for U.S. banks. Together these notices of proposed rulemaking would, among other things:

- implement in the United States the Basel III regulatory capital reforms including those that revise the definition of capital, increase minimum capital ratios, and introduce a minimum Tier 1 common equity ratio of 4.5% and a capital conservation buffer of 2.5% (for a total minimum Tier 1 common equity ratio of 7.0%) and a potential countercyclical buffer of up to 2.5%, which would be

imposed by regulators at their discretion if it is determined that a period of excessive credit growth is contributing to an increase in systemic risk;
- revise "Basel I" rules for calculating risk-weighted assets to enhance risk sensitivity;
- modify the existing Basel II advanced approaches rules for calculating risk-weighted assets to implement Basel III; and
- comply with the Dodd-Frank Act provision prohibiting the reliance on external credit ratings.

Although the proposals contemplated an effective date of January 1, 2013, with phased in compliance requirements, the rules have not yet been finalized by the U.S. banking regulators due to the volume of comments received and concerns expressed during the comment period. The notices of proposed rulemaking did not address the BCBS capital surcharge proposals for G-SIBs or the proposed Basel III liquidity standards. U.S. regulatory authorities have indicated that these proposals will be addressed at a later date. The U.S. banking regulators have approved a final rule to implement changes to the market risk capital rule, which requires banking organizations with significant trading activities to adjust their capital requirements to better account for the market risks of those activities.

Although uncertainty exists regarding final capital rules, we evaluate the impact of Basel III on our capital ratios based on our interpretation of the proposed capital requirements and we estimate that our Tier 1 common equity ratio under the Basel III capital proposals exceeded the fully phased-in minimum of 7.0% by 119 basis points at December 31, 2012. The proposed Basel III capital rules and interpretations and assumptions used in estimating our Basel III calculations are subject to change depending on final promulgation of Basel III capital rulemaking.

In October 2012, the FRB issued final rules regarding stress testing requirements as required under the Dodd-Frank Act provision imposing enhanced prudential standards on large bank holding companies (BHCs) such as Wells Fargo. The OCC issued and finalized similar rules during 2012 for stress testing of large national banks. These stress testing rules, which became effective for Wells Fargo on November 15, 2012, set forth the timing and type of stress test activities large BHCs and banks must undertake as well as rules governing testing controls, oversight and disclosure requirements.

Table 49 and Table 50, which appear at the end of this Capital Management section, provide information regarding our Tier 1 common equity calculations under Basel I and as estimated under Basel III, respectively.

Capital Planning

In late 2011, the FRB finalized rules to require large BHCs to submit capital plans annually for review to determine if the FRB had any objections before making any capital distributions. The rule requires updates to capital plans in the event of material changes in a BHC's risk profile, including as a result of any significant acquisitions.

On March 13, 2012, the FRB notified us that it did not object to our 2012 capital plan included in the 2012 Comprehensive Capital Analysis and Review (CCAR). Since the FRB notification, the Company took several capital actions during 2012, including increasing its quarterly common stock dividend rate to $0.22 per share, completing the redemption of $2.7 billion of trust preferred securities that will no longer count as Tier 1 capital under the Dodd-Frank Act and the proposed Basel III capital standards, repurchasing shares of our common stock, and purchasing an aggregate of $2.2 billion of our subordinated debt with an effective yield of 2.02% in tender offers for such securities. In January 2013, the Company increased its dividend to $0.25 per share and submitted for redemption an additional $2.8 billion of trust preferred securities. Each of these actions was contemplated by the capital plan included in the 2012 CCAR.

Under the FRB's capital plan rule, our 2013 CCAR included a comprehensive capital plan supported by an assessment of expected uses and sources of capital over a given planning horizon under a range of expected and stress scenarios, similar to the process the FRB used to conduct a CCAR in 2012. As part of the 2013 CCAR, the FRB also generated a supervisory stress test driven by a sharp decline in the economy and significant decline in asset pricing using the information provided by the Company to estimate performance. The FRB is expected to review the supervisory stress results both as required under the Dodd-Frank Act using a common set of capital actions for all large BHCs and by taking into account the Company's proposed capital actions. We submitted our board approved 2013 capital plan to the FRB on January 4, 2013. The FRB has indicated that it will publish its supervisory stress test results as required under the Dodd-Frank Act on March 7, 2013, and the related CCAR results taking into account the Company's proposed capital actions on March 14, 2013.

Securities Repurchases

From time to time the Board authorizes the Company to repurchase shares of our common stock. Although we announce when the Board authorizes share repurchases, we typically do not give any public notice before we repurchase our shares. Future stock repurchases may be private or open-market repurchases, including block transactions, accelerated or delayed block transactions, forward transactions, and similar transactions. Additionally, we may enter into plans to purchase stock that satisfy the conditions of Rule 10b5-1 of the Securities Exchange Act of 1934. Various factors determine the amount and timing of our share repurchases, including our capital requirements, the number of shares we expect to issue for employee benefit plans and acquisitions, market conditions (including the trading price of our stock), and regulatory and legal considerations, including the FRB's response to our capital plan and to changes in our risk profile.

In first quarter 2011, the Board authorized the repurchase of 200 million shares of our common stock, which was completed in 2012. In October 2012, the Board authorized the repurchase of an additional 200 million shares. At December 31, 2012, we had remaining authority under this authorization to purchase approximately 198 million shares, subject to regulatory and legal conditions. For more information about share repurchases during 2012, see Part II, Item 5 of our 2012 Form 10-K.

Historically, our policy has been to repurchase shares under the "safe harbor" conditions of Rule 10b-18 of the Securities

Exchange Act of 1934 including a limitation on the daily volume of repurchases. Rule 10b-18 imposes an additional daily volume limitation on share repurchases during a pending merger or acquisition in which shares of our stock will constitute some or all of the consideration. Our management may determine that during a pending stock merger or acquisition when the safe harbor would otherwise be available, it is in our best interest to repurchase shares in excess of this additional daily volume limitation. In such cases, we intend to repurchase shares in compliance with the other conditions of the safe harbor, including the standing daily volume limitation that applies whether or not there is a pending stock merger or acquisition.

In connection with our participation in the Capital Purchase Program (CPP), a part of the Troubled Asset Relief Program (TARP), we issued to the U.S. Treasury Department warrants to purchase 110,261,688 shares of our common stock with an exercise price of $34.01 per share expiring on October 28, 2018. The Board authorized the repurchase by the Company of up to $1 billion of the warrants. On May 26, 2010, in an auction by the U.S. Treasury, we purchased 70,165,963 of the warrants at a price of $7.70 per warrant. We have purchased an additional 986,426 warrants, all on the open market, since the U.S. Treasury auction. At December 31, 2012, there were 39,109,299 warrants outstanding and exercisable and $452 million of unused warrant repurchase authority. Depending on market conditions, we may purchase from time to time additional warrants in privately negotiated or open market transactions, by tender offer or otherwise.

Table 49: Tier 1 Common Equity Under Basel I (1)

(in billions)			December 31, 2012	2011
Total equity		$	**158.9**	141.7
Noncontrolling interests			**(1.3)**	(1.5)
Total Wells Fargo stockholders' equity			**157.6**	140.2
Adjustments:				
Preferred equity			**(12.0)**	(10.6)
Goodwill and intangible assets (other than MSRs)			**(32.9)**	(34.0)
Applicable deferred taxes			**3.2**	3.8
MSRs over specified limitations			**(0.7)**	(0.8)
Cumulative other comprehensive income			**(5.6)**	(3.1)
Other			**(0.6)**	(0.4)
Tier 1 common equity	(A)	$	**109.0**	95.1
Total risk-weighted assets (2)	(B)	$	**1,077.1**	1,005.6
Tier 1 common equity to total risk-weighted assets (2)	(A)/(B)		**10.12 %**	9.46

(1) Tier 1 common equity is a non-GAAP financial measure that is used by investors, analysts and bank regulatory agencies to assess the capital position of financial services companies. Management reviews Tier 1 common equity along with other measures of capital as part of its financial analyses and has included this non-GAAP financial information, and the corresponding reconciliation to total equity, because of current interest in such information on the part of market participants.

(2) Under the regulatory guidelines for risk-based capital, on-balance sheet assets and credit equivalent amounts of derivatives and off-balance sheet items are assigned to one of several broad risk categories according to the obligor or, if relevant, the guarantor or the nature of any collateral. The aggregate dollar amount in each risk category is then multiplied by the risk weight associated with that category. The resulting weighted values from each of the risk categories are aggregated for determining total risk-weighted assets. Effective September 30, 2012, the Company refined its determination of the risk weighting of certain unused lending commitments that provide for the ability to issue standby letters of credit and commitments to issue standby letters of credit under syndication arrangements where the Company has an obligation to issue in a lead agent or similar capacity beyond its contractual participation level.

Table 50: Tier 1 Common Equity Under Basel III (Estimated) (1) (2)

(in billions)			December 31, 2012
Tier 1 common equity under Basel I		$	109.0
Adjustments from Basel I to Basel III (3) (5):			
Cumulative other comprehensive income related to AFS securities and defined benefit pension plans			5.3
Other			0.4
Total adjustments from Basel I to Basel III			5.7
Threshold deductions, as defined under Basel III (4) (5)			(0.9)
Tier 1 common equity anticipated under Basel III	(C)	$	113.8
Total risk-weighted assets anticipated under Basel III (6)	(D)	$	1,389.2
Tier 1 common equity to total risk-weighted assets anticipated under Basel III	(C)/(D)		8.19 %

(1) Tier 1 common equity is a non-GAAP financial measure that is used by investors, analysts and bank regulatory agencies to assess the capital position of financial services companies. Management reviews Tier 1 common equity along with other measures of capital as part of its financial analyses and has included this non-GAAP financial information, and the corresponding reconciliation to total equity, because of current interest in such information on the part of market participants.

(2) The Basel III Tier 1 common equity and risk-weighted assets are calculated based on management's current interpretation of the Basel III capital rules proposed by federal banking agencies in notices of proposed rulemaking announced in June 2012. The proposed rules and interpretations and assumptions used in estimating Basel III calculations are subject to change depending on final promulgations of Basel III capital rules.

(3) Adjustments from Basel I to Basel III represent reconciling adjustments, primarily certain components of cumulative other comprehensive income deducted for Basel I purposes, to derive Tier 1 common equity under Basel III.

(4) Threshold deductions, as defined under Basel III, include individual and aggregate limitations, as a percentage of Tier 1 common equity, with respect to MSRs, deferred tax assets and investments in unconsolidated financial companies.

(5) Volatility in interest rates can have a significant impact on the valuation of cumulative other comprehensive income and MSRs and therefore, may impact adjustments from Basel I to Basel III, and MSRs subject to threshold deductions, as defined under Basel III, in future reporting periods.

(6) Under current Basel proposals, risk-weighted assets incorporate different classifications of assets, with certain risk weights based on a borrower's credit rating or Wells Fargo's own risk models, along with adjustments to address a combination of credit/counterparty, operational and market risks, and other Basel III elements. The amount of risk-weighted assets anticipated under Basel III is preliminary and subject to change depending on final promulgation of Basel III capital rulemaking and interpretations thereof by regulatory authorities.

Regulatory Reform

The past three years have witnessed a significant increase in regulation and regulatory oversight initiatives that may substantially change how most U.S. financial services companies conduct business. The following highlights the more significant regulations and regulatory oversight initiatives that have affected or may affect our business. For additional information about the regulatory reform matters discussed below and other regulations and regulatory oversight matters, see Part I, Item 1 "Regulation and Supervision" of our 2012 Form 10-K, and the "Capital Management," "Forward-Looking Statements" and "Risk Factors" sections and Note 26 (Regulatory and Agency Capital Requirements) to Financial Statements in this Report.

Dodd-Frank Act

The Dodd-Frank Act is the most significant financial reform legislation since the 1930s and is driving much of the current U.S. regulatory reform efforts. The Dodd-Frank Act and many of its provisions became effective in July 2010 and July 2011. However, a number of its provisions still require extensive rulemaking, guidance, and interpretation by regulatory authorities, and many of the rules that have been proposed to implement its requirements either remain open for public comment or have not otherwise been finalized. Where possible, the Company may, from time to time, estimate the impact to the Company's financial results or business operations as a result of particular Dodd-Frank Act regulations. However, due to the uncertainty of pending regulations, the Company may be unable to make any such estimates. Accordingly, in many respects the ultimate impact of the Dodd-Frank Act and its effects on the U.S. financial system and the Company remain uncertain. The following provides additional information on the Dodd-Frank Act, including the current status of certain of its rulemaking initiatives.

- *Regulation of swaps and other derivatives activities.* The Dodd-Frank Act establishes a comprehensive framework for regulating over-the-counter derivatives. Included in this framework are certain "push-out" provisions affecting U.S. banks acting as dealers in commodity swaps, equity swaps and certain credit default swaps, which will require that these activities be conducted through an affiliate. The "push-out" provision has an effective date of July 21, 2013, but the Dodd-Frank Act granted the OCC the discretion to provide a transition period of up to two years for banks to come into compliance with the requirements. On January 3, 2013, the OCC issued guidance that it would consider transition period requests and favorably act on such requests subject to the requesting bank meeting specified requirements. Wells Fargo Bank, N.A. prepared and filed a transition period request with the OCC on January 31, 2013.

  The Dodd-Frank Act authorizes the Commodities Futures Trading Commission (CFTC) and SEC (collectively, the "Commissions") to regulate swaps and security-based swaps, respectively. The Commissions jointly adopted new rules and interpretations that established the compliance dates for many of the Commissions' rules implementing the new regulatory framework for the regulation of swaps and other derivative activities, including provisional registration of Wells Fargo Bank as a swap dealer, which occurred at the end of 2012.
- *Volcker Rule.* The Volcker Rule will substantially restrict banking entities from engaging in proprietary trading or owning any interest in or sponsoring a hedge fund or a private equity fund. In October 2011, federal banking agencies and the SEC issued for public comment proposed regulations to implement the Volcker Rule. The Volcker Rule became effective in July 2012, but the proposed implementing regulations have not yet been finalized. Although the Volcker Rule is now effective, it provides banking entities with a two year period from its effective date to come into compliance, with the possibility of limited further extensions of the compliance period by the FRB. In April 2012, the FRB issued guidance confirming that banking entities will have the full two-year compliance period to conform fully their activities and investments. The FRB's guidance also states that banking entities are expected to engage in "good-faith" planning efforts, appropriate for their activities and investments, to enable them to conform all of their activities and investments by no later than the end of the compliance period. Although proprietary trading is not significant to our financial results, and we have reduced or exited certain businesses in anticipation of the effective date of the Volcker Rule, at this time and in the absence of final implementing regulations, the Company cannot predict the ultimate impact of the Volcker Rule on our trading and investment activities or financial results.
- *Changes to asset-backed securities markets.* The Dodd-Frank Act will generally require sponsors of asset-backed securities (ABS) to hold at least a 5% ownership stake in the ABS. Exemptions from the requirement include qualified residential mortgages and FHA/VA loans. Federal regulatory authorities proposed joint rules in 2011 to implement this credit risk retention requirement, which included an exemption for the GSE's mortgage-backed securities. The proposed rules have been subject to extensive public comment, and the agencies have yet to issue final rules. As a result, the Company cannot predict the financial impact of the credit risk retention requirement on our business.
- *The Collins Amendment.* This provision of the Dodd-Frank Act will phase out the benefit of issuing trust preferred securities by eliminating them from Tier 1 capital over three years beginning January 2013. For additional information see the "Capital Management" section of this Report.
- *Enhanced supervision and regulation of systemically significant firms.* The Dodd-Frank Act grants broad authority to banking regulators to establish enhanced supervisory and regulatory requirements for systemically important firms. In December 2011, the FRB published proposed rules that would establish enhanced risk-based

capital requirements and leverage limits, liquidity requirements, counterparty credit exposure limits, risk management requirements, stress testing requirements, debt-to-equity limits, and early remediation requirements for large BHCs like Wells Fargo. During 2012, the FRB and OCC issued final rules related to stress testing requirements for large bank holding companies (BHCs) and banks. For additional information, see the "Capital Management" section of this Report. The FRB has not issued final rules implementing the remaining December 2011 proposals. The Dodd-Frank Act also establishes the Financial Services Oversight Council (FSOC) and the Office of Financial Research, which may recommend new systemic risk management requirements and require new reporting of systemic risks.

- *Regulation of consumer financial products.* The Dodd-Frank Act established the Consumer Financial Protection Bureau (CFPB) to ensure consumers receive clear and accurate disclosures regarding financial products and to protect them from hidden fees and unfair or abusive practices. In January 2013, the CFPB issued eight final rules, which are generally effective in January 2014. The Ability-to-Repay and Qualified Mortgage Standards Rule implements the Dodd-Frank Act requirement that creditors originating residential mortgage loans make a reasonable and good faith determination that each applicant has a reasonable ability to repay. The rule also establishes a definition of a "qualified mortgage," which appears to support a broad access to credit for consumers coupled with legal protections for lenders and secondary market purchasers, particularly for prime Qualified Mortgage loans. The second major set of rules, Mortgage Servicing Standards under the Real Estate Settlement Procedures Act (RESPA) and the Truth in Lending Act (TILA), address a number of requirements, including the obligation of servicers to correct errors identified by borrowers, to provide information in response to certain borrower requests, and to provide protections to borrowers in case of force-placed insurance. Other provisions in the rules address policy and procedural requirements, information requirements on loss mitigation options for delinquent borrowers, and requirements to evaluate borrower applications for loss mitigation options. In addition, the rules establish a number of customer notice or statement requirements, disclosure requirements to customers regarding certain interest rate adjustments, and requirements in responding to customer payoff requests. We are currently analyzing the rules to consider the similarities between the rules and the national servicing settlement requirements that Wells Fargo has already implemented. Additional rules recently issued by the CFPB address loan originator compensation restrictions, high-cost mortgage requirements, appraisal delivery requirements, appraisals for higher-priced mortgages, and escrow standards for higher-priced mortgages. We are currently analyzing the requirements of all the final rules, but at this time the Company cannot predict the long-term impact of these final rules on our mortgage origination and servicing activities or on our financial results. In addition to these recently proposed rules, the CFPB has indicated that in the coming months it expects to release a rule integrating disclosures required of lenders and settlement agents under TILA and RESPA and to propose regulations expanding the scope of information lenders must report in connection with mortgage and other housing-related loan applications.

  In addition to these rulemaking activities, the CFPB is continuing its on-going examination activities with respect to a number of consumer businesses and products, including an examination of our mortgage origination and related compliance management activities. We also expect the CFPB will examine our residential mortgage servicing activities. At this time, the Company cannot predict the full impact of the CFPB's rulemaking and supervisory authority on our business practices or financial results.
- *Enhanced regulation of money market mutual funds.* In November 2012, the FSOC proposed new regulations to address the perceived risks that money market mutual funds may pose to the financial stability of the United States. These proposals include implementation of floating net asset value requirements, redemption holdback provisions, and capital buffer requirements and would be in addition to regulatory changes made by the SEC to the market in January 2010. The proposals were subject to public comment. Once the FSOC adopts final recommendations, the SEC must either implement the recommendations or explain in writing the reasons the recommendations were not adopted. The Company will monitor any final recommendations and the SEC's response to determine the impact to our business. In addition, members of the SEC have recently made public statements indicating that the SEC is working on its own reform proposals independent of the FSOC's rulemaking process and that the SEC could issue its own proposals in the coming months.

Regulatory Capital Guidelines and Capital Plans

In December 2010, the BCBS finalized the Basel III standards for determining regulatory capital. When fully phased in by 2019, the Basel III standards will require BHCs to maintain a minimum ratio of Tier 1 common equity to risk-weighted assets of at least 7.0%. In November 2011, the BCBS released its final rule for a common equity surcharge on certain designated global systemically important banks (G-SIBs). The Financial Stability Board (FSB), in an updated list published in November 2012 based on year-end 2011 data, identified the Company as one of the 28 G-SIBs and provisionally determined that our surcharge would be 1.0%. The FSB may revise the list of G-SIBs and their required surcharge prior to implementation based on additional or future data.

In June 2012, the federal banking regulators jointly published three notices of proposed rulemaking that will substantially amend the risk-based capital rules for banks. The proposed rules are intended to implement the Basel III regulatory capital reforms in the U.S., comply with changes required by the Dodd-Frank Act, and replace the existing Basel I-based capital requirements. Although the proposals contemplated an effective date of January 1, 2013, with phased in compliance requirements, the rules have not yet been finalized by the U.S. banking regulators due to the volume of comments received and concerns expressed during the comment period. These proposals did not address the BCBS capital surcharge for G-SIBs, although the FRB has indicated it expects to adopt regulations implementing the G-SIB surcharge in 2014 and that the surcharge would be imposed on a phased-in basis from 2016-2019. In late 2011, the FRB finalized rules to require BHCs with $50 billion or more of consolidated assets to submit capital plans annually and to obtain regulatory approval before making capital distributions. The rule also requires a capital adequacy assessment under a range of expected and stress scenarios. For additional information, see the "Capital Management" section of this Report.

"Living Will" Requirements
In late 2011 the FRB and the FDIC approved final resolution-plan regulations as mandated by the Dodd-Frank Act. These regulations will require large financial institutions, including Wells Fargo, to prepare and periodically revise plans that would facilitate their resolution in the event of material distress or failure. As contemplated by the Dodd-Frank Act, resolution plans are to provide for a rapid and orderly resolution – liquidation or orderly restructuring – under the Bankruptcy Code and other insolvency statutes applicable to particular types of regulated entities (such as securities broker-dealers or insurance companies). Under the regulations, resolution plans must contain detailed strategic analyses of how a distressed or failing institution could be resolved in a way that does not pose systemic risks to the U.S. financial system. Under the rules, Wells Fargo is required to submit its resolution plan to the FRB and FDIC on or before July 1, 2013.

Critical Accounting Policies

Our significant accounting policies (see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report) are fundamental to understanding our results of operations and financial condition because they require that we use estimates and assumptions that may affect the value of our assets or liabilities and financial results. Six of these policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. These policies govern:

- the allowance for credit losses;
- PCI loans;
- the valuation of residential MSRs;
- liability for mortgage loan repurchase losses;
- the fair valuation of financial instruments; and
- income taxes.

Management has reviewed and approved these critical accounting policies and has discussed these policies with the Board's Audit and Examination Committee.

Allowance for Credit Losses

The allowance for credit losses, which consists of the allowance for loan losses and the allowance for unfunded credit commitments, is management's estimate of credit losses inherent in the loan portfolio at the balance sheet date, excluding loans carried at fair value. We develop and document our allowance methodology at the portfolio segment level. Our loan portfolio consists of a commercial loan portfolio segment and a consumer loan portfolio segment.

We employ a disciplined process and methodology to establish our allowance for credit losses. The total allowance for credit losses considers both impaired and unimpaired loans. While our methodology attributes portions of the allowance to specific portfolio segments, the entire allowance for credit losses is available to absorb credit losses inherent in the total loan portfolio and unfunded credit commitments. No single statistic or measurement determines the appropriateness of the allowance for credit losses.

COMMERCIAL PORTFOLIO SEGMENT The allowance for credit losses for unimpaired commercial loans is estimated through the application of loss factors to loans based on credit risk ratings for each loan. In addition, the allowance for credit losses for unfunded commitments, including letters of credit, is estimated by applying these loss factors to loan equivalent exposures. The loss factors reflect the estimated default probability and quality of the underlying collateral. The loss factors used are statistically derived through the observation of historical losses incurred for loans within each credit risk rating over a relevant specified period of time. We apply our judgment to adjust or supplement these loss factors and estimates to reflect other risks that may be identified from current conditions and developments in selected portfolios. These risk ratings are subject to review by an internal team of credit specialists.

The allowance also includes an amount for estimated credit losses on impaired loans such as nonaccrual loans and loans that have been modified in a TDR, whether on accrual or nonaccrual status.

CONSUMER PORTFOLIO SEGMENT Loans are pooled generally by product type with similar risk characteristics. Losses are estimated using forecasted losses to represent our best estimate of inherent loss based on historical experience, quantitative and other mathematical techniques over the loss emergence period. Each business group exercises significant judgment in the determination of the credit loss estimation model that fits the credit risk characteristics of its portfolio. We use both internally developed and vendor supplied models in this process. We often use roll rate or net flow models for near-term loss projections, and vintage-based models, behavior score models, and time series or statistical trend models for longer-term projections. Management must use judgment in establishing additional input metrics for the modeling processes, considering further stratification into sub-product, origination channel, vintage, loss type, geographic location and other predictive characteristics. In addition, we establish an allowance for consumer loans modified in a TDR, whether on accrual or nonaccrual status.

The models used to determine the allowance are validated by an independent internal model validation group operating in accordance with Company policies.

OTHER ACL MATTERS The allowance for credit losses for both portfolio segments includes an amount for imprecision or uncertainty that may change from period to period. This amount represents management's judgment of risks inherent in the processes and assumptions used in establishing the allowance. This imprecision considers economic environmental factors, modeling assumptions and performance, process risk, and other subjective factors, including industry trends and risk assessments for our commitments to regulatory and government agencies regarding settlements of mortgage foreclosure-related matters.

Impaired loans, which predominantly include nonaccrual commercial loans and any loans that have been modified in a TDR have an estimated allowance calculated as the difference, if any, between the impaired value of the loan and the recorded investment in the loan. The impaired value of the loan is generally calculated as the present value of expected future cash flows from principal and interest, which incorporates expected lifetime losses, discounted at the loan's effective interest rate. The development of these expectations requires significant management review and judgment. The allowance for an unimpaired loan is based solely on principal losses without consideration for timing of those losses. The allowance for an impaired loan that was modified in a TDR may be lower than the previously established allowance for that loan due to benefits received through modification, such as lower probability of default and/or severity of loss, and the impact of prior charge-offs or charge-offs at the time of the modification that may reduce or eliminate the need for an allowance.

Commercial and consumer PCI loans may require an allowance subsequent to their acquisition. This allowance requirement is due to probable decreases in expected principal and interest cash flows (other than due to decreases in interest rate indices and changes in prepayment assumptions).

SENSITIVITY TO CHANGES Changes in the allowance for credit losses and, therefore, in the related provision for credit losses can materially affect net income. In applying the review and judgment required related to determining the allowance for credit losses, management considers changes in economic conditions, customer behavior, and collateral value, among other influences. From time to time, economic factors or business decisions, such as the addition or liquidation of a loan product or business unit, may affect the loan portfolio, causing management to provide or release amounts from the allowance for credit losses.

The allowance for credit losses for commercial loans, including unfunded credit commitments (individually risk weighted) is sensitive to credit risk ratings assigned to each credit exposure. Commercial loan risk ratings are evaluated based on each situation by experienced senior credit officers and are subject to periodic review by an internal team of credit specialists.

The allowance for credit losses for consumer loans (statistically modeled) is sensitive to economic assumptions and delinquency trends. Forecasted losses are modeled using a range of economic scenarios.

Assuming a one risk rating downgrade throughout our commercial portfolio segment, a more pessimistic economic outlook for modeled losses on our consumer portfolio segment and incremental deterioration in our PCI portfolio could imply an additional allowance requirement of approximately $8.0 billion.

Assuming a one risk rating upgrade throughout our commercial portfolio segment and a more optimistic economic outlook for modeled losses on our consumer portfolio segment could imply a reduced allowance requirement of approximately $2.4 billion.

The sensitivity analyses provided are hypothetical scenarios and are not considered probable. They do not represent management's view of inherent losses in the portfolio as of the balance sheet date. Because significant judgment is used, it is possible that others performing similar analyses could reach different conclusions.

See the "Risk Management – Credit Risk Management" section and Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report for further discussion of our allowance.

Purchased Credit-Impaired (PCI) Loans

Loans acquired with evidence of credit deterioration since their origination and where it is probable that we will not collect all contractually required principal and interest payments are PCI loans. PCI loans are recorded at fair value at the date of acquisition, and the historical allowance for credit losses related to these loans is not carried over. Such loans are considered to be accruing due to the existence of the accretable yield and not based on consideration given to contractual interest payments. Substantially all of our PCI loans were acquired in the Wachovia acquisition on December 31, 2008.

Management evaluates whether there is evidence of credit quality deterioration as of the purchase date using indicators such as past due and nonaccrual status, commercial risk ratings, recent borrower credit scores and recent loan-to-value percentages.

The fair value at acquisition is based on an estimate of cash flows, both principal and interest, expected to be collected, discounted at the prevailing market rate of interest. We estimate the cash flows expected to be collected at acquisition using our internal credit risk, interest rate risk and prepayment risk models, which incorporates our best estimate of current key assumptions, such as property values, default rates, loss severity and prepayment speeds.

Substantially all commercial and industrial, CRE and foreign PCI loans are accounted for as individual loans. Conversely, Pick-a-Pay and other consumer PCI loans have been aggregated into pools based on common risk characteristics. Each pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

The excess of cash flows expected to be collected over the carrying value (estimated fair value at acquisition date) is referred to as the accretable yield and is recognized in interest income using an effective yield method over the remaining life of the loan, or pool of loans, in situations where there is a reasonable expectation about the timing and amount of cash flows expected to be collected. The difference between the contractually required payments and the cash flows expected to be collected at acquisition, considering the impact of prepayments, is referred to as the nonaccretable difference.

Subsequent to acquisition, we regularly evaluate our estimates of cash flows expected to be collected. These evaluations, performed quarterly, require the continued usage of key assumptions and estimates, similar to our initial estimate of fair value. We must apply judgment to develop our estimates of cash flows for PCI loans given the impact of home price and property value changes, changing loss severities, modification activity, and prepayment speeds.

If we have probable decreases in cash flows expected to be collected (other than due to decreases in interest rate indices and changes in prepayment assumptions), we charge the provision for credit losses, resulting in an increase to the allowance for loan losses. If we have probable and significant increases in cash flows expected to be collected, we first reverse any previously established allowance for loan losses and then increase interest income as a prospective yield adjustment over the remaining life of the loan, or pool of loans. Estimates of cash flows are impacted by changes in interest rate indices for variable rate loans and prepayment assumptions, both of which are treated as prospective yield adjustments included in interest income.

The amount of cash flows expected to be collected and, accordingly, the appropriateness of the allowance for loan loss due to certain decreases in cash flows expected to be collected, is particularly sensitive to changes in loan credit quality. The sensitivity of the overall allowance for credit losses, including

PCI loans, is presented in the preceding section, "Critical Accounting Policies – Allowance for Credit Losses."

See the "Risk Management – Credit Risk Management" section and Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report for further discussion of PCI loans.

Valuation of Residential Mortgage Servicing Rights

MSRs are assets that represent the rights to service mortgage loans for others. We recognize MSRs when we purchase servicing rights from third parties, or retain servicing rights in connection with the sale or securitization of loans we originate (asset transfers). We also have MSRs acquired in the past under co-issuer agreements that provide for us to service loans that were originated and securitized by third-party correspondents. We initially measure and carry our MSRs related to residential mortgage loans at fair value.

At the end of each quarter, we determine the fair value of MSRs using a valuation model that calculates the present value of estimated future net servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds (including housing price volatility), discount rates, default rates, cost to service (including delinquency and foreclosure costs), escrow account earnings, contractual servicing fee income, ancillary income and late fees.

Net servicing income, a component of mortgage banking noninterest income, includes the changes from period to period in fair value of both our residential MSRs and the free-standing derivatives (economic hedges) used to hedge our residential MSRs. Changes in the fair value of residential MSRs result from (1) changes in the valuation model inputs or assumptions and (2) other changes, representing changes due to collection/realization of expected cash flows. Changes in fair value due to changes in significant model inputs and assumptions include prepayment speeds (which are influenced by changes in mortgage interest rates and borrower behavior, including estimates for borrower default), discount rates, and servicing and foreclosure costs.

We use a dynamic and sophisticated model to estimate the value of our MSRs. The model is validated by an internal model validation group operating in accordance with Company policies. Senior management reviews all significant assumptions quarterly. Mortgage loan prepayment speed – a key assumption in the model – is the annual rate at which borrowers are forecasted to repay their mortgage loan principal including estimates for borrower default. The discount rate used to determine the present value of estimated future net servicing income – another key assumption in the model – is the required rate of return investors in the market would expect for an asset with similar risk. To determine the discount rate, we consider the risk premium for uncertainties from servicing operations (e.g., possible changes in future servicing costs, ancillary income and earnings on escrow accounts). Both assumptions can, and generally will, change quarterly as market conditions and interest rates change. For example, an increase in either the prepayment speed or discount rate assumption results in a decrease in the fair value of the MSRs, while a decrease in either assumption would result in an increase in the fair value of the MSRs. In recent years, there have been significant market-driven fluctuations in loan prepayment speeds and the discount rate. These fluctuations can be rapid and may be significant in the future. Therefore, estimating prepayment speeds within a range that market participants would use in determining the fair value of MSRs requires significant management judgment. Additionally, in recent years, we have made significant adjustments to the assumptions for servicing and foreclosure costs as a result of an increase in the number of defaulted loans as well as changes in servicing processes associated with default and foreclosure management. While our current valuation reflects our best estimate of these costs, future regulatory changes in servicing standards may have an impact on these assumptions and our MSR valuation in future periods.

The valuation and sensitivity of MSRs is discussed further in Note 1 (Summary of Significant Accounting Policies), Note 8 (Securitizations and Variable Interest Entities), Note 9 (Mortgage Banking Activities) and Note 17 (Fair Values of Assets and Liabilities) to Financial Statements in this Report.

Liability for Mortgage Loan Repurchase Losses

We sell residential mortgage loans to various parties, including (1) GSEs, which include the mortgage loans in GSE-guaranteed mortgage securitizations, (2) special purpose entities that issue private label MBS, and (3) other financial institutions that purchase mortgage loans for investment or private label securitization. In addition, we pool FHA-insured and VA-guaranteed mortgage loans, which back securities guaranteed by GNMA. The agreements under which we sell mortgage loans and the insurance or guaranty agreements with FHA and VA contain provisions that include various representations and warranties regarding the origination and characteristics of the mortgage loans. Although the specific representations and warranties vary among different sales, insurance or guarantee agreements, they typically cover ownership of the loan, compliance with loan criteria set forth in the applicable agreement, validity of the lien securing the loan, absence of delinquent taxes or liens against the property securing the loan, compliance with applicable origination laws, and other matters. For more information about these loan sales and the related risks that may result in liability see the "Risk Management – Credit Risk Management – Liability for Mortgage Loan Repurchase Losses" section in this Report.

We may be required to repurchase mortgage loans, indemnify the securitization trust, investor or insurer, or reimburse the securitization trust, investor or insurer for credit losses incurred on loans (collectively "repurchase") in the event of a breach of contractual representations or warranties that is not remedied within a period (usually 90 days or less) after we receive notice of the breach. Our loan sale contracts to private investors (non-GSE) typically contain an additional provision where we would only be required to repurchase loans if any such breach is deemed to have a material and adverse effect on the value of the mortgage loan or to the interests of the investors or interests of security holders in the mortgage loan. The time periods specified in our mortgage loan sales contracts to respond to repurchase requests vary, but are generally 90 days or less. While many contracts do not include specific remedies if the applicable time period for a response is not met, contracts for mortgage loan sales to the GSEs include various types of specific remedies and penalties that could be applied to inadequate responses to repurchase requests. Similarly, the agreements under which we sell mortgage loans require us to deliver various documents to the securitization trust or investor, and we may be obligated to repurchase any mortgage loan for which the required documents are not delivered or are defective. In addition, as part of our representations and warranties in our loan sales contracts, we typically represent to GSEs and private investors that certain loans have mortgage insurance to the extent there are loans that have loan to value ratios in excess of 80% that require mortgage insurance. To the extent the mortgage insurance is rescinded by the mortgage insurer due to a claim of breach of a contractual representation or warranty, the lack of insurance may result in a repurchase demand from an investor. Upon receipt of a repurchase request or a mortgage insurance rescission, we work with securitization trusts, investors or insurers to arrive at a mutually agreeable resolution. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the securitization trust, investor or insurer, and to determine whether a contractually required repurchase event occurred. Occasionally, in lieu of conducting a loan level evaluation, we may negotiate global settlements in order to resolve a pipeline of demands in lieu of repurchasing the loans. We manage the risk associated with potential repurchases or other forms of settlement through our underwriting and quality assurance practices and by servicing mortgage loans to meet investor and secondary market standards.

We establish mortgage repurchase liabilities related to various representations and warranties that reflect management's estimate of losses for loans for which we could have a repurchase obligation, whether or not we currently service those loans, based on a combination of factors. Such factors include default expectations, expected investor repurchase demands (influenced by current and expected mortgage loan file requests and mortgage insurance rescission notices, as well as estimated demand to default and file request relationships) and appeals success rates (where the investor rescinds the demand based on a cure of the defect or acknowledges that the loan satisfies the investor's applicable representations and warranties), reimbursement by correspondent and other third party originators, and projected loss severity. We establish a liability at the time loans are sold and continually update our liability estimate during the remaining life of such loans. Although activity can vary by investor, investors may demand repurchase at any time and there is often a lag from the date of default to the time we receive a repurchase demand. This lag has lengthened as some investor audit reviews, particularly by the GSEs, have changed to reopen or expand reviews on previously defaulted populations. Accordingly, the majority of repurchase demands continue to be on loans that default in the first 24 to 36 months following origination of the mortgage loan. The most significant portion of our repurchases under our representation and warranty provisions are attributable to borrower misrepresentations and appraisals obtained at origination that investors believe do not fully comply with applicable industry standards.

To date, repurchase demands from private label MBS have been more limited than GSE-guaranteed securities; however, it is possible that requests to repurchase mortgage loans in private label securitizations may increase in frequency as investors explore every possible avenue to recover losses on their securities. We evaluate the validity and materiality of any claim of breach of representations and warranties in private label MBS that is brought to our attention and work with securitization trustees to resolve any repurchase requests. Nevertheless, we may be subject to legal and other expenses if private label securitization trustees or investors choose to commence legal proceedings in the event of disagreements.

The mortgage loan repurchase liability at December 31, 2012, represents our best estimate of the probable loss that we may incur for various representations and warranties in the contractual provisions of our sales of mortgage loans. Because the level of mortgage loan repurchase losses are dependent on economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment. We maintain regular contact with the GSEs and other significant investors to monitor and address their repurchase demand practices and concerns. For additional information on our repurchase liability, including an adverse impact analysis, see the "Risk Management – Credit Risk Management – Liability for Mortgage Loan Repurchase Losses" section and Note 9 (Mortgage Banking Activities) to Financial Statements in this Report.

Fair Value of Financial Instruments

We use fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Trading assets, securities available for sale, derivatives, substantially all residential MHFS, certain loans held for investment, securities sold but not yet purchased (short sale liabilities) and certain long-term debt instruments are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets on a nonrecurring basis, such as certain MHFS and LHFS, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or write-downs of individual assets. Additionally, for certain financial instruments not recorded at fair value we disclose the estimate of their fair value.

Fair value represents the price that would be received to sell the financial asset or paid to transfer the financial liability in an orderly transaction between market participants at the measurement date.

The accounting provisions for fair value measurements include a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data.

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 instruments include securities traded on active exchange markets, such as the New York Stock Exchange, as well as U.S. Treasury and other U.S. government securities that are traded by dealers or brokers in active OTC markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques, such as matrix pricing, for which all significant assumptions are observable in the market. Level 2 instruments include securities traded in functioning dealer or broker markets, plain-vanilla interest rate derivatives and MHFS that are valued based on prices for other mortgage whole loans with similar characteristics.
- Level 3 – Valuation is generated primarily from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

When developing fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs. When available, we use quoted prices in active markets to measure fair value. If quoted prices in active markets are not available, fair value measurement is based upon models that use primarily market-based or independently sourced market parameters, including interest rate yield curves, prepayment speeds, option volatilities and currency rates. However, in certain cases, when market observable inputs for model-based valuation techniques are not readily available, we are required to make judgments about assumptions market participants would use to estimate fair value.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. For financial instruments with quoted market prices or observable market parameters in active markets, there is minimal subjectivity involved in measuring fair value. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value. Changes in the market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. When significant adjustments are required to price quotes or inputs, it may be appropriate to utilize an estimate based primarily on unobservable inputs. When an active market for a financial instrument does not exist, the use of management estimates that incorporate current market participant expectations of future cash flows, adjusted for an appropriate risk premium, is acceptable.

When markets for our financial assets and liabilities become inactive because the level and volume of activity has declined significantly relative to normal conditions, it may be appropriate to adjust quoted prices. The methodology we use to adjust the quoted prices generally involves weighting the quoted prices and results of internal pricing techniques, such as the net present value of future expected cash flows (with observable inputs, where available) discounted at a rate of return market participants require to arrive at the fair value. The more active and orderly markets for particular security classes are determined to be, the more weighting we assign to quoted prices. The less active and orderly markets are determined to be, the less weighting we assign to quoted prices.

We may use third party pricing services and brokers (collectively, "pricing vendors") to obtain fair values ("vendor prices") which are used to either record the price of an instrument or to corroborate internally developed prices. We have processes in place to approve such vendors to ensure information obtained and valuation techniques used are appropriate. Once these vendors are approved to provide pricing information, we monitor and review the results to ensure the fair values are reasonable and in line with market experience with similar asset classes. For certain securities, we may use internal traders to price instruments. Where vendor prices are utilized for recording the price of an instrument, we determine the most appropriate and relevant pricing vendor for each security class and obtain a price from that particular pricing vendor for each security.

Determination of the fair value of financial instruments using either vendor prices or internally developed prices are subject to our internal price validation procedures, which include, but are not limited to, one or a combination of the following procedures:

- comparison to pricing vendors (for internally developed prices) or to other pricing vendors (for vendor developed prices);
- variance analysis of prices;
- corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices;
- review of pricing by Company personnel familiar with market liquidity and other market-related conditions; and
- investigation of prices on a specific instrument-by-instrument basis.

For instruments where we utilize vendor prices to record the price of an instrument, we perform additional procedures. We evaluate pricing vendors by comparing prices from one vendor to prices of other vendors for identical or similar instruments and evaluate the consistency of prices to known market transactions when determining the level of reliance to be placed on a particular pricing vendor. Methodologies employed and inputs used by third party pricing vendors are subject to additional review when such services are provided. This review may consist of, in part, obtaining and evaluating control reports issued and pricing methodology materials distributed.

Significant judgment is required to determine whether certain assets measured at fair value are included in Level 2 or Level 3. When making this judgment, we consider available information, including observable market data, indications of market liquidity and orderliness, and our understanding of the valuation techniques and significant inputs used. For securities in inactive markets, we use a predetermined percentage to evaluate the impact of fair value adjustments derived from weighting both external and internal indications of value to determine if the instrument is classified as Level 2 or Level 3. Otherwise, the classification of Level 2 or Level 3 is based upon the specific facts and circumstances of each instrument or instrument category and judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

Our financial assets valued using Level 3 measurements consist of certain collateralized debt obligations (CDOs), collateralized loan obligations (CLOs), asset-backed securities, including those collateralized by auto leases or loans, cash reserves, and other asset-backed securities, auction-rate securities, certain derivative contracts such as credit default swaps related to collateralized mortgage obligation (CMO), CDO and CLO exposures and certain MHFS, certain loans, and MSRs. For additional information on how we value MSRs refer to the discussion earlier in this section.

Table 51 presents the summary of the fair value of financial instruments recorded at fair value on a recurring basis, and the amounts measured using significant Level 3 inputs (before derivative netting adjustments). The fair value of the remaining assets and liabilities were measured using valuation methodologies involving market-based or market-derived information (collectively Level 1 and 2 measurements).

Table 51: Fair Value Level 3 Summary

	December 31, 2012		December 31, 2011	
($ in billions)	**Total balance**	**Level 3 (1)**	Total balance	Level 3 (1)
Assets carried at fair value	**$ 358.7**	**51.9**	373.0	53.3
As a percentage of total assets	**25 %**	**4**	28	4
Liabilities carried at fair value	**$ 22.4**	**3.1**	26.4	4.6
As a percentage of total liabilities	**2 %**	*****	2	*

* Less than 1%.

(1) Before derivative netting adjustments.

See Note 17 (Fair Values of Assets and Liabilities) to Financial Statements in this Report for a complete discussion on our fair valuation of financial instruments, our related measurement techniques and the impact to our financial statements.

Income Taxes

We are subject to the income tax laws of the U.S., its states and municipalities and those of the foreign jurisdictions in which we operate. Our income tax expense consists of current and deferred income tax expense. Current income tax expense represents our estimated taxes to be paid or refunded for the current period and includes income tax expense related to our uncertain tax positions. We determine deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is "more likely than not." Uncertain tax positions that meet the more likely than not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the largest amount of benefit that management believes has a greater than 50% likelihood of realization upon settlement. Tax benefits not meeting our realization criteria represent unrecognized tax benefits. Our unrecognized tax benefits on uncertain tax positions are reflected in Note 21 (Income Taxes) to Financial Statements in this Report. Foreign taxes paid are generally applied as credits to reduce federal income taxes payable. We account for interest and penalties as a component of income tax expense.

The income tax laws of the jurisdictions in which we operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions by the government taxing authorities, both domestic and foreign. Our interpretations may be subjected to review during examination by taxing authorities and disputes may arise over the respective tax positions. We attempt to resolve these disputes during the tax examination and audit process and ultimately through the court systems when applicable.

We monitor relevant tax authorities and revise our estimate of accrued income taxes due to changes in income tax laws and their interpretation by the courts and regulatory authorities on a quarterly basis. Revisions of our estimate of accrued income taxes also may result from our own income tax planning and from the resolution of income tax controversies. Such revisions in our estimates may be material to our operating results for any given quarter.

See Note 21 (Income Taxes) to Financial Statements in this Report for a further description of our provision for income taxes and related income tax assets and liabilities.

Current Accounting Developments

The following accounting pronouncements have been issued by the FASB but are not yet effective:

- Accounting Standards Update (ASU or Update) 2011-11, *Disclosures about Offsetting Assets and Liabilities;*
- ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities;* and
- ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.*

ASU 2011-11 expands the disclosure requirements for certain financial instruments and derivatives that are subject to enforceable master netting agreements or similar arrangements. The disclosures are required regardless of whether the instruments have been offset (or netted) in the statement of financial position. Under ASU 2011-11, companies must describe the nature of offsetting arrangements and provide quantitative information about those agreements, including the gross and net amounts of financial instruments that are recognized in the statement of financial position. In January 2013, the FASB issued **ASU 2013-01**, which clarifies the scope of ASU 2011-11 by limiting the disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent they are subject to an enforceable master netting or similar arrangement. These changes are effective for us in first quarter 2013 with retrospective application. The Updates will not affect our consolidated financial results since they amend only the disclosure requirements for offsetting financial instruments.

ASU 2013-02 requires companies to disclose the effect on net income line items from significant amounts reclassified out of accumulated other comprehensive income and entirely into net income. However, for those reclassifications that are partially or entirely capitalized on the balance sheet, then companies must provide a cross-reference to disclosures that provide information about the effect of the reclassifications. This guidance is effective for us in Q1 2013 with prospective application. The Update will not affect our consolidated financial results as it amends only the disclosure requirements for accumulated other comprehensive income.

Forward-Looking Statements

This Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects," "target," "projects," "outlook," "forecast," "will," "may," "could," "should," "can" and similar references to future periods. Examples of forward-looking statements in this Report include, but are not limited to, statements we make about: (i) future results of the Company, including the potential effect of recent strong loan and deposit growth on future financial performance; (ii) our targeted efficiency ratio range as part of our expense management initiatives; (iii) future credit quality and expectations regarding future loan losses in our loan portfolios and life-of-loan estimates; our foreign loan exposure; the level and loss content of NPAs and nonaccrual loans; the appropriateness of the allowance for credit losses, including our current expectation of future allowance releases in 2013; and the reduction or mitigation of risk in our loan portfolios and the effects of loan modification programs; (iv) future capital levels and our estimate regarding our Tier 1 common equity ratio under proposed Basel III capital standards as of December 31, 2012; (v) the quality of our residential mortgage loan servicing portfolio, our mortgage repurchase exposure and exposure relating to our mortgage foreclosure practices; (vi) our expectations regarding the satisfaction of our obligations under our settlement in principle with the Department of Justice and other federal and state government entities related to our mortgage servicing and foreclosure practices, including our estimates of the impact of the settlement on our future financial results; (vii) the expected outcome and impact of legal, regulatory and legislative developments, including the Dodd-Frank Act; and (viii) the Company's plans, objectives and strategies, including our belief that we have more opportunity to increase cross-sell of our products.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you, therefore, against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. While there is no assurance that any list of risks and uncertainties or risk factors is complete, important factors that could cause actual results to differ materially from those in the forward-looking statements include the following, without limitation:

- current and future economic and market conditions, including the effects of declines in housing prices, high unemployment rates, U. S. fiscal debt, budget and tax matters, the sovereign debt crisis and economic difficulties in Europe, and the overall slowdown in global economic growth;
- our capital and liquidity requirements (including under regulatory capital standards, such as the proposed Basel III capital standards, as determined and interpreted by applicable regulatory authorities) and our ability to generate capital internally or raise capital on favorable terms;
- financial services reform and other current, pending or future legislation or regulation that could have a negative effect on our revenue and businesses, including the Dodd-Frank Act and other legislation and regulation relating to bank products and services, as well as the extent of our ability to mitigate the loss of revenue and income from financial services reform and other legislation and regulation;
- the extent of our success in our loan modification efforts, as well as the effects of regulatory requirements or guidance regarding loan modifications or changes in such requirements or guidance;
- the amount of mortgage loan repurchase demands that we receive and our ability to satisfy any such demands without having to repurchase loans related thereto or otherwise indemnify or reimburse third parties, and the credit quality of or losses on such repurchased mortgage loans;
- negative effects relating to our mortgage servicing and foreclosure practices, including our ability to meet our obligations under the settlement in principle with the Department of Justice and other federal and state government entities, as well as changes in our procedures or practices and/or industry standards or practices, regulatory or judicial requirements, penalties or fines, increased servicing and other costs or obligations, including loan modification requirements, or delays or moratoriums on foreclosures;
- our ability to realize our efficiency ratio target as part of our expense management initiatives when and in the range targeted, including as a result of business and economic cyclicality, seasonality, changes in our business composition and operating environment, growth in our businesses and/or acquisitions, and unexpected expenses relating to, among other things, litigation and regulatory matters;
- losses relating to Super Storm Sandy, including the result of damage or loss to our collateral for loans in our consumer and commercial loan portfolios, the extent of insurance coverage, or the level of government assistance for our borrowers;
- the effect of the current low interest rate environment or changes in interest rates on our net interest margin and our mortgage originations, MSRs and MHFS;
- hedging gains or losses;
- a recurrence of significant turbulence or disruption in the capital or financial markets, which could result in, among other things, reduced investor demand for mortgage loans, a reduction in the availability of funding or increased funding costs, and declines in asset values and/or recognition of OTTI on securities held in our available-for-sale portfolio due to volatility or changes in interest rates, foreign exchange rates and/or debt, equity and commodity prices;
- our ability to sell more products to our existing customers through our cross-selling efforts;

- the effect of a fall in stock market prices on our investment banking business and our fee income from our brokerage, asset and wealth management businesses;
- changes in the value of our venture capital investments;
- changes in our accounting policies or in accounting standards or in how accounting standards are to be applied or interpreted;
- mergers, acquisitions and divestitures;
- changes in the Company's credit ratings and changes in the credit quality of the Company's customers or counterparties;
- reputational damage from negative publicity, protests, fines, penalties and other negative consequences from regulatory violations and legal actions;
- a failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers, including as a result of cyber attacks;
- the loss of checking and savings account deposits to other investments such as the stock market, and the resulting increase in our funding costs and impact on our net interest margin;
- fiscal and monetary policies of the FRB; and
- the other risk factors and uncertainties described under "Risk Factors" in this Report.

In addition to the above factors, we also caution that there is no assurance that our allowance for credit losses will be appropriate to cover future credit losses, especially if housing prices decline and unemployment worsens. Increases in loan charge-offs or in the allowance for credit losses and related provision expense could materially adversely affect our financial results and condition.

Any forward-looking statement made by us in this Report speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Risk Factors

An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. We discuss below risk factors that could adversely affect our financial results and condition, and the value of, and return on, an investment in the Company.

RISKS RELATED TO THE ECONOMY, FINANCIAL MARKETS, INTEREST RATES AND LIQUIDITY

As one of the largest lenders in the U.S. and a provider of financial products and services to consumers and businesses across the U.S. and internationally, our financial results have been, and will continue to be, materially affected by general economic conditions, particularly unemployment levels and home prices in the U.S., and a deterioration in economic conditions or in the financial markets may materially adversely affect our lending and other businesses and our financial results and condition. We generate revenue from the interest and fees we charge on the loans and other products and services we sell, and a substantial amount of our revenue and earnings comes from the net interest income and fee income that we earn from our consumer and commercial lending and banking businesses, including our mortgage banking business where we currently are the largest mortgage originator in the U.S. These businesses have been, and will continue to be, materially affected by the state of the U.S. economy, particularly unemployment levels and home prices. Although the U.S. economy has continued to gradually improve from the depressed levels of 2008 and early 2009, economic growth has been slow and uneven. In addition, the negative effects and continued uncertainty stemming from the sovereign debt crisis and economic difficulties in Europe, the slowdown in growth in Asia and certain other emerging growth markets, and U. S. fiscal and political matters, including concerns about deficit levels, taxes and U.S. debt ratings, have impacted and may continue to impact the continuing global economic recovery. A prolonged period of slow growth in the global economy, particularly in the U.S., or any deterioration in general economic conditions and/or the financial markets resulting from the above matters or any other events or factors that may disrupt or dampen the global economic recovery, could materially adversely affect our financial results and condition.

Despite the improved U.S. economy the housing market continues a slow recovery, the unemployment rate remains high and nonperforming asset levels, which have adversely affected our credit performance, financial results and condition remain higher than normal. If unemployment levels worsen or if home prices fall we would expect to incur elevated charge-offs and provision expense from increases in our allowance for credit losses. These conditions may adversely affect not only consumer loan performance but also commercial and CRE loans, especially for those business borrowers that rely on the health of industries that may experience deteriorating economic conditions. The ability of these and other borrowers to repay their loans may deteriorate, causing us, as one of the largest commercial lenders and the largest CRE lender in the U.S., to incur significantly higher credit losses. In addition, weak or deteriorating economic conditions make it more challenging for us to increase our consumer and commercial loan portfolios by making loans to creditworthy borrowers at attractive yields. Although we have significant capacity to add loans to our balance sheet, loan demand, especially consumer loan demand, has been soft resulting in our retaining a much higher amount of lower yielding liquid assets on our balance sheet. If economic conditions do not continue to improve or if the economy worsens and unemployment rises, which also would likely result in a decrease in consumer and business confidence and spending, the demand for our credit products, including our mortgages, may fall, reducing our interest and noninterest income and our earnings.

A deterioration in business and economic conditions, which may erode consumer and investor confidence levels, and/or increased volatility of financial markets, also could adversely affect financial results for our fee-based businesses, including our investment advisory, mutual fund, securities brokerage, wealth management, and investment banking businesses. As of December 31, 2012, approximately 22% of our revenue was fee income, which included trust and investment fees, card fees and other fees. We earn fee income from managing assets for others and providing brokerage and other investment advisory and wealth management services. Because investment management fees are often based on the value of assets under management, a fall in the market prices of those assets could reduce our fee income. Changes in stock market prices could affect the trading activity of investors, reducing commissions and other fees we earn from our brokerage business. Poor economic conditions and volatile or unstable financial markets also can negatively affect our debt and equity underwriting and advisory businesses, as well as our trading and venture capital businesses. Any deterioration in global financial markets and economies, including as a result of Europe's sovereign debt crisis or any international political unrest or disturbances, may adversely affect the revenues and earnings of our international operations, particularly our global financial institution and correspondent banking services.

For more information, refer to the "Risk Management – Asset/Liability Management" and "– Credit Risk Management" sections in this Report.

Changes in interest rates and financial market values could reduce our net interest income and earnings, including as a result of recognizing losses or OTTI on the securities that we hold in our portfolio or trade for our customers. Our net interest income is the interest we earn on loans, debt securities and other assets we hold less the interest we pay on our deposits, long-term and short-term debt, and other liabilities. Net interest income is a measure of both our net interest margin – the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding – and the amount of earning assets we hold. Changes in either our net interest margin or the amount or mix of earning assets we hold could affect our net interest income and our earnings. Changes in interest rates can affect our net interest margin. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. When interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the asset yield increases.

The amount and type of earning assets we hold can affect our yield and net interest margin. We hold earning assets in the form of loans and investment securities, among other assets. As noted above, if the economy worsens we may see lower demand for loans by creditworthy customers, reducing our net interest income and yield. In addition, our net interest income and net interest margin can be negatively affected by a prolonged low interest rate environment, which as noted below is currently being experienced as a result of economic conditions and FRB monetary policies, as it may result in us holding short-term lower yielding loans and securities on our balance sheet, particularly if we are unable to replace the maturing higher yielding assets, including the loans in our non-strategic and liquidating loan portfolio, with similar higher yielding assets. Increases in interest rates, however, may negatively affect loan demand and could result in higher credit losses as borrowers may have more difficulty making higher interest payments. As described below, changes in interest rates also affect our mortgage business, including the value of our MSRs.

Changes in the slope of the "yield curve" – or the spread between short-term and long-term interest rates – could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens, as is the case in the current interest rate environment, or even inverts, our net interest margin could decrease as our cost of funds increases relative to the yield we can earn on our assets.

The interest we earn on our loans may be tied to U.S.-denominated interest rates such as the federal funds rate while the interest we pay on our debt may be based on international rates such as LIBOR. If the federal funds rate were to fall without a corresponding decrease in LIBOR, we might earn less on our loans without any offsetting decrease in our funding costs. This could lower our net interest margin and our net interest income.

We assess our interest rate risk by estimating the effect on our earnings under various scenarios that differ based on assumptions about the direction, magnitude and speed of interest rate changes and the slope of the yield curve. We hedge some of that interest rate risk with interest rate derivatives. We also rely on the "natural hedge" that our mortgage loan originations and servicing rights can provide.

We generally do not hedge all of our interest rate risk. There is always the risk that changes in interest rates could reduce our net interest income and our earnings in material amounts, especially if actual conditions turn out to be materially different than what we assumed. For example, if interest rates rise or fall faster than we assumed or the slope of the yield curve changes, we may incur significant losses on debt securities we hold as investments. To reduce our interest rate risk, we may rebalance our investment and loan portfolios, refinance our debt and take other strategic actions. We may incur losses when we take such actions.

We hold securities in our available-for-sale portfolio, including U.S. Treasury and federal agency securities and federal agency MBS, securities of U.S. states and political subdivisions, residential and commercial MBS, corporate debt securities, and marketable equity securities, including securities relating to our venture capital activities. We analyze securities held in our available-for-sale portfolio for OTTI on at least a quarterly basis. The process for determining whether impairment is other than temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving contractual principal and interest payments on the security. Because of changing economic and market conditions, as well as credit ratings, affecting issuers and the performance of the underlying collateral, we may be required to recognize OTTI in future periods. Our net income also is exposed to changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices in connection with our trading activities, which are conducted primarily to accommodate our customers in the management of their market price risk, as well as when we take positions based on market expectations or to benefit from differences between financial instruments and markets. The securities held in these activities are carried at fair value with realized and unrealized gains and losses recorded in noninterest income. As part of our business to support our customers, we trade public securities and these securities also are subject to market fluctuations with gains and losses recognized in net income when realized and periodically include OTTI charges. Although we have processes in place to measure and monitor the risks associated with our trading activities, including stress testing and hedging strategies, there can be no assurance that our processes and strategies will be effective in avoiding losses that could have a material adverse effect on our financial results.

The value of our public and private equity investments can fluctuate from quarter to quarter. Certain of these investments are carried under the cost or equity method, while others are carried at fair value with unrealized gains and losses reflected in earnings. Earnings from our equity investments may be volatile and hard to predict, and may have a significant effect on our earnings from period to period. When, and if, we recognize gains may depend on a number of factors, including general economic and market conditions, the prospects of the companies in which we invest, when a company goes public, the size of our position relative to the public float, and whether we are subject to any resale restrictions.

Our venture capital investments could result in significant OTTI losses for those investments carried under the cost or equity method. Our assessment for OTTI is based on a number of factors, including the then current market value of each investment compared with its carrying value. If we determine there is OTTI for an investment, we write-down the carrying value of the investment, resulting in a charge to earnings. The amount of this charge could be significant.

For more information, refer to the "Risk Management – Asset/Liability Management – Interest Rate Risk", "– Market Risk – Equity Markets", and "– Market Risk – Trading Activities" and the "Balance Sheet Analysis – Securities Available for Sale" sections in this Report and Note 5 (Securities Available for Sale) to Financial Statements in this Report.

Effective liquidity management, which ensures that we can meet customer loan requests, customer deposit maturities/withdrawals and other cash commitments, including principal and interest payments on our debt, efficiently under both normal operating conditions and other unpredictable circumstances of industry or financial market stress, is essential for the operation of our business, and our financial results and condition could be materially adversely affected if we do not effectively manage our liquidity. Our liquidity is essential for the operation of our business. We primarily rely on bank deposits to be a low cost and stable source of funding for the loans we make and the operation of our business. Core customer deposits, which include noninterest-bearing deposits, interest-bearing checking, savings certificates, certain market rate and other savings, and certain foreign deposits, have historically provided us with a sizeable source of relatively stable and low-cost funds. In addition to customer deposits, our sources of liquidity include investments in our securities portfolio, our ability to sell or securitize loans in secondary markets and to pledge loans to access secured borrowing facilities through the FHLB and the FRB, and our ability to raise funds in domestic and international money and capital markets.

Our liquidity and our ability to fund and run our business could be materially adversely affected by a variety of conditions and factors, including financial and credit market disruption and volatility or a lack of market or customer confidence in financial markets in general similar to what occurred during the financial crisis in 2008 and early 2009, which may result in a loss of customer deposits or outflows of cash or collateral and/or our inability to access capital markets on favorable terms. Market disruption and volatility could impact our credit spreads, which are the amount in excess of the interest rate of U.S. Treasury securities, or other benchmark securities, of the same maturity that we need to pay to our funding providers. Increases in interest rates and our credit spreads could significantly increase our funding costs. Other conditions and factors that could materially adversely affect our liquidity and funding include a lack of market or customer confidence in the Company or negative news about the Company or the financial services industry generally which also may result in a loss of deposits and/or negatively affect our ability to access the capital markets; our inability to sell or securitize loans or other assets, and, as described below, reductions in one or more of our credit ratings. Many of the above conditions and factors may be caused by events over which we have little or no control. While market conditions have continued to improve since the financial crisis, there can be no assurance that significant disruption and volatility in the financial markets will not occur in the future. For example, in the summer of 2011 concerns regarding the potential failure to raise the U.S. government debt limit and the eventual downgrade of U.S. government debt ratings and the so called "fiscal cliff" concerns in the second half of 2012 associated with the possibility of U.S. spending cuts and tax increases, which were scheduled to go into effect on January 1, 2013, caused uncertainty and some volatility in financial markets. A failure to raise the U.S. debt limit in the future and/or additional downgrades of the sovereign debt ratings of the U.S. government or the debt ratings of related institutions, agencies or instrumentalities, as well as other fiscal or political events could, in addition to causing economic and financial market disruptions, materially adversely affect the market value of the U.S. government securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms, as well as have other material adverse effects on the operation of our business and our financial results and condition.

As noted above, we rely heavily on bank deposits for our funding and liquidity. We compete with banks and other financial services companies for deposits. If our competitors raise the rates they pay on deposits our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Higher funding costs reduce our net interest margin and net interest income. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other investments, we may lose a relatively low cost source of funds, increasing our funding costs and negatively affecting our liquidity.

If we are unable to continue to fund our assets through customer bank deposits or access capital markets on favorable terms or if we suffer an increase in our borrowing costs or otherwise fail to manage our liquidity effectively, our liquidity, net interest margin, financial results and condition may be materially adversely affected. As we did during the financial crisis, we may also need, or be required by our regulators, to raise additional capital through the issuance of common stock, which could dilute the ownership of existing stockholders, or reduce or even eliminate our common stock dividend to preserve capital or in order to raise additional capital.

For more information, refer to the "Risk Management – Asset/Liability Management" section in this Report.

Adverse changes in our credit ratings could have a material adverse effect on our liquidity, cash flows, financial results and condition. Our borrowing costs and ability to obtain funding are influenced by our credit ratings. Reductions in one or more of our credit ratings could adversely affect our ability to borrow funds and raise the costs of our borrowings substantially and could cause creditors and business counterparties to raise collateral requirements or take other actions that could adversely affect our ability to raise funding. Credit ratings and credit ratings agencies' outlooks are based on the ratings agencies' analysis of many quantitative and qualitative factors, such as our capital adequacy, the level and quality of our earnings, rating agency assumptions regarding the probability and extent of federal financial assistance or support, and other rating agency specific criteria. In addition to credit ratings, our borrowing costs are affected by various other external factors, including market volatility and concerns or perceptions about the financial services industry generally.

On June 1, 2012, DBRS confirmed both the Parent's and Wells Fargo Bank's long-term and short-term debt ratings, including the stable trend. On June 22, 2012, Moody's affirmed both the Parent's and Wells Fargo Bank's long-term and short-term debt ratings and changed the outlook on Wells Fargo Bank to stable from negative while affirming the negative outlook for the Parent. The different outlooks reflect Moody's view on the likely regulatory approach to the resolution of large financial institutions, specifically the contrasting likelihood of support for creditors of holding companies as compared to support for creditors of banks. On September 12, 2012, S&P affirmed both the Parent's and Wells Fargo Bank's long-term and short-term debt ratings, including the negative outlook, which outlook reflects S&P's outlook on the U.S. sovereign ratings and the one notch of support factored into our ratings. On October 30, 2012, Fitch Ratings affirmed both the Parent's and Wells Fargo Bank's long-term and short-term debt ratings and maintained a stable outlook on those ratings. There can be no assurance, however, that we will maintain our credit ratings and outlooks and that credit ratings downgrades in the future would not materially affect our ability to borrow funds and borrowing costs.

Downgrades in our credit ratings also may trigger additional collateral or funding obligations which could negatively affect our liquidity, including as a result of credit-related contingent features in certain of our derivative contracts. Although a one or two notch downgrade in our current credit ratings would not be expected to trigger a material increase in our collateral or funding obligations, a more severe credit rating downgrade of our long-term and short-term credit ratings could increase our collateral or funding obligations and the effect on our liquidity could be material. For information regarding additional collateral and funding obligations required of certain derivative instruments in the event our credit ratings were to fall below investment grade, see Note 16 (Derivatives) to Financial Statements in this Report.

We rely on dividends from our subsidiaries for liquidity, and federal and state law can limit those dividends. Wells Fargo & Company, the parent holding company, is a separate and distinct legal entity from its subsidiaries. It receives a significant portion of its funding and liquidity from dividends and other distributions from its subsidiaries. We generally use these dividends and distributions, among other things, to pay dividends on our common and preferred stock and interest and principal on our debt. Federal and state laws limit the amount of dividends and distributions that our bank and some of our nonbank subsidiaries, including our broker-dealer subsidiaries, may pay to our parent holding company. Also, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

For more information, refer to the "Regulation and Supervision – Dividend Restrictions" and "– Holding Company Structure" sections in our 2012 Form 10-K and to Note 3 (Cash, Loan and Dividend Restrictions) and Note 26 (Regulatory and Agency Capital Requirements) to Financial Statements in this Report.

RISKS RELATED TO FINANCIAL REGULATORY REFORM AND OTHER LEGISLATION AND REGULATIONS

Enacted legislation and regulation, including the Dodd-Frank Act, as well as future legislation and/or regulation, could require us to change certain of our business practices, reduce our revenue and earnings, impose additional costs on us or otherwise adversely affect our business operations and/or competitive position. Our parent company, our subsidiary banks and many of our nonbank subsidiaries such as those related to our retail brokerage and mutual fund businesses, are subject to significant regulation under state and federal laws in the U.S., as well as the applicable laws of the various jurisdictions outside of the U.S. where we conduct business. These regulations protect depositors, federal deposit insurance funds, consumers, investors and the banking and financial system as a whole, not necessarily our stockholders. Economic, market and political conditions during the past few years have led to a significant amount of new legislation and regulation in the U.S. and abroad. These laws and regulations may affect the manner in which we do business and the products and services that we provide, affect or restrict our ability to compete in our current businesses or our ability to enter into or acquire new businesses, reduce or limit our revenue in businesses or impose additional fees, assessments or taxes on us, intensify the regulatory supervision of us and the financial services industry, and adversely affect our business operations or have other negative consequences.

On July 21, 2010, the Dodd-Frank Act, the most significant financial reform legislation since the 1930s, became law. The Dodd-Frank Act, among other things, (i) established the Financial Stability Oversight Council to monitor systemic risk posed by financial firms and imposes additional and enhanced FRB regulations, including capital and liquidity requirements, on certain large, interconnected bank holding companies such as Wells Fargo and systemically significant nonbanking firms intended to promote financial stability; (ii) creates a liquidation framework for the resolution of covered financial companies, the costs of which would be paid through assessments on surviving covered financial companies; (iii) makes significant changes to the structure of bank and bank holding company regulation and activities in a variety of areas, including prohibiting proprietary trading and private fund investment activities, subject to certain exceptions; (iv) creates a new framework for the regulation of over-the-counter derivatives and new regulations for the securitization market and strengthens the regulatory oversight of securities and capital markets by the SEC; (v) established the Consumer Financial Protection Bureau (CFPB) within the FRB, which has sweeping powers to administer and enforce a new federal regulatory framework of consumer financial regulation; (vi) may limit the existing pre-emption of state laws with respect to the application of such laws to national banks, makes federal pre-emption no longer applicable to operating subsidiaries of national banks, and gives state authorities, under certain circumstances, the ability to enforce state laws and federal consumer regulations against national banks; (vii) provides for increased regulation of residential mortgage activities; (viii) revised the FDIC's assessment base for deposit insurance by changing from an assessment base defined by deposit liabilities to a risk-based system based on total assets; (ix) phases out over three years beginning January 2013 the Tier 1 capital treatment of trust preferred securities; (x) permitted banks to pay interest on business checking accounts beginning on July 1, 2011; (xi) authorized the FRB under the Durbin Amendment to adopt regulations that limit debit card interchange fees received by debit card issuers; and (xii) includes several corporate governance and executive compensation provisions and requirements, including mandating an advisory stockholder vote on executive compensation.

The Dodd-Frank Act and many of its provisions became effective in July 2010 and July 2011. However, a number of its provisions still require extensive rulemaking, guidance, and interpretation by regulatory authorities. Accordingly, in many respects the ultimate impact of the Dodd-Frank Act and its effects on the U.S. financial system and the Company still remain uncertain. Nevertheless, the Dodd-Frank Act, including current and future rules implementing its provisions and the interpretation of those rules, could result in a loss of revenue, require us to change certain of our business practices, limit our ability to pursue certain business opportunities, increase our capital requirements and impose additional assessments and costs on us and otherwise adversely affect our business operations and have other negative consequences.

Our consumer businesses, including our mortgage, credit card and other consumer lending and non-lending businesses, may be negatively affected by the activities of the CFPB, which has broad rulemaking powers and supervisory authority over consumer financial products and services. Although the full impact of the CFPB on our businesses is uncertain, the CFPB's activities may increase our compliance costs and require changes in our business practices as a result of new regulations and requirements which could limit or negatively affect the products and services that we currently offer our customers. As a result of greater regulatory scrutiny of our consumer businesses, we also may become subject to more or expanded regulatory examinations and/or investigations, which also could result in increased costs and harm to our reputation in the event of a failure to comply with the increased regulatory requirements.

The Dodd-Frank Act's proposed prohibitions or limitations on proprietary trading and private fund investment activities, known as the "Volcker Rule," also may reduce our revenue and earnings, although proprietary trading has not been significant to our financial results. Although rules to implement the requirements of the Volcker Rule were proposed in 2011, final rules have not yet been issued, and the ultimate impact of the Volcker Rule on our investment activities, including our venture capital business, is uncertain.

Money market mutual fund reform is also currently being evaluated. The Financial Stability Oversight Council (FSOC) proposed new regulations to address the perceived risks that money market mutual funds may pose to the financial stability of the United States. These proposals include implementation of floating net asset value requirements, redemption holdback provisions, and capital buffer requirements and would be in addition to regulatory changes made by the Securities and

Exchange Commission (SEC) to the market in January 2010. Once the FSOC adopts final recommendations, the SEC must either implement the recommendations or explain in writing the reasons the recommendations were not adopted. The SEC has publicly stated that it is working on its own reform proposals independent of the FSOC's rulemaking process. Until final regulations are adopted, the ultimate effect on our business and financial results remains uncertain.

Other future regulatory initiatives that could significantly affect our business include proposals to reform the housing finance market in the United States. These proposals, among other things, consider winding down the GSEs and reducing or eliminating over time the role of the GSEs in guaranteeing mortgages and providing funding for mortgage loans, as well as the implementation of reforms relating to borrowers, lenders, and investors in the mortgage market, including reducing the maximum size of a loan that the GSEs can guarantee, phasing in a minimum down payment requirement for borrowers, improving underwriting standards, and increasing accountability and transparency in the securitization process. Congress also may consider the adoption of legislation to reform the mortgage financing market in an effort to assist borrowers experiencing difficulty in making mortgage payments or refinancing their mortgages. The extent and timing of any regulatory reform or the adoption of any legislation regarding the GSEs and/or the home mortgage market, as well as any effect on the Company's business and financial results, are uncertain.

Any other future legislation and/or regulation, if adopted, also could significantly change our regulatory environment and increase our cost of doing business, limit the activities we may pursue or affect the competitive balance among banks, savings associations, credit unions, and other financial services companies, and have a material adverse effect on our financial results and condition.

For more information, refer to the "Regulatory Reform" section in this Report and the "Regulation and Supervision" section in our 2012 Form 10-K.

Bank regulations, including Basel capital and liquidity standards and FRB guidelines and rules, may require higher capital and liquidity levels, limiting our ability to pay common stock dividends, repurchase our common stock, invest in our business or provide loans to our customers. Federal banking regulators continually monitor the capital position of banks and bank holding companies. In December 2010, the Basel Committee on Banking Supervision (BCBS) finalized a set of international guidelines for determining regulatory capital known as Basel III. These guidelines are designed to address many of the weaknesses identified in the banking sector as contributing to the financial crisis of 2008 and 2009 by, among other things, increasing minimum capital requirements, increasing the quality of capital, increasing the risk coverage of the capital framework, and increasing standards for the supervisory review process and public disclosure. When fully phased in, the Basel III guidelines require bank holding companies to maintain a minimum ratio of Tier 1 common equity to risk-weighted assets of at least 7.0%. The BCBS has also proposed certain liquidity coverage and funding ratios. The BCBS liquidity framework was initially proposed in 2010 and included a liquidity coverage ratio (LCR) to measure the stock of high-quality liquid assets to total net cash outflows over the next 30 calendar day period. The BCBS recently published revisions to the LCR, including revisions to the definitions of high quality liquid assets and net cash outflows. As originally proposed, the LCR would be introduced on January 1, 2015, but the revisions provided for phased-in implementation over a four year period beginning January 1, 2015, with full phase-in on January 1, 2019.

In June 2011, the BCBS proposed additional Tier 1 common equity surcharge requirements for global systemically important banks (G-SIBs) ranging from 1.0% to 3.5% depending on the bank's systemic importance to be determined based on certain factors. This new capital surcharge, which would be phased in beginning in January 2016 and become fully effective on January 1, 2019, would be in addition to the Basel III 7.0% Tier 1 common equity requirement proposed in December 2010. The Financial Stability Board (FSB), in an updated list published in November 2012 based on year-end 2011 data, identified the Company as one of 28 G-SIBs and provisionally determined that the Company's surcharge would be 1%. The FSB may revise the list of G-SIBs and their required surcharges prior to implementation based on additional or future data.

U.S. regulatory authorities have been considering the BCBS capital guidelines and related proposals, and in June 2012, the U.S. banking regulators jointly issued three notices of proposed rulemaking that are essentially intended to implement the BCBS capital guidelines for U.S. banks. Together these notices of proposed rulemaking would, among other things:

- implement in the United States the Basel III regulatory capital reforms including those that revise the definition of capital, increase minimum capital ratios, and introduce a minimum Tier 1 common equity ratio of 4.5% and a capital conservation buffer of 2.5% (for a total minimum Tier 1 common equity ratio of 7.0%) and a potential countercyclical buffer of up to 2.5%, which would be imposed by regulators at their discretion if it is determined that a period of excessive credit growth is contributing to an increase in systemic risk;
- revise "Basel I" rules for calculating risk-weighted assets to enhance risk sensitivity;
- modify the existing Basel II advanced approaches rules for calculating risk-weighted assets to implement Basel III; and
- comply with the Dodd-Frank Act provision prohibiting the reliance on external credit ratings.

The notices of proposed rulemaking did not implement the capital surcharge proposals for G-SIBs or the proposed Basel III liquidity standards. U.S. regulatory authorities have indicated that these proposals will be addressed at a later date. The ultimate impact of all of these proposals on our capital and liquidity will depend on final rulemaking and regulatory interpretation of the rules as we, along with our regulatory authorities, apply the final rules during the implementation process.

As part of its obligation to impose enhanced capital and risk-management standards on large financial firms pursuant to the Dodd-Frank Act, the FRB issued a final capital plan rule that became effective December 30, 2011. The final capital plan rule requires top-tier U.S. bank holding companies, including the Company, to submit annual capital plans for review and to obtain regulatory approval before making capital distributions. There can be no assurance that the FRB would respond favorably to the Company's future capital plans. In December 2011, the FRB proposed rules under the Dodd-Frank Act that will impose enhanced prudential standards on large bank holding companies such as the Company, including enhanced capital, stress testing, and liquidity requirements and early remediation requirements that would impose capital distribution restrictions upon the occurrence of capital, stress test, risk management, or liquidity risk management triggers. Although the stress testing requirements were finalized in October 2012, the remaining requirements of the December 2011 FRB proposals have not been finalized.

The Basel standards and FRB regulatory capital and liquidity requirements may limit or otherwise restrict how we utilize our capital, including common stock dividends and stock repurchases, and may require us to increase our capital and/or liquidity. Any requirement that we increase our regulatory capital, regulatory capital ratios or liquidity could require us to liquidate assets or otherwise change our business and/or investment plans, which may negatively affect our financial results. Although not currently anticipated, the proposed Basel capital requirements and/or our regulators may require us to raise additional capital in the future. Issuing additional common stock may dilute the ownership of existing stockholders.

For more information, refer to the "Capital Management" and "Regulatory Reform" sections in this Report and the "Regulation and Supervision" section of our 2012 Form 10-K.

FRB policies, including policies on interest rates, can significantly affect business and economic conditions and our financial results and condition. The FRB regulates the supply of money in the United States. Its policies determine in large part our cost of funds for lending and investing and the return we earn on those loans and investments, both of which affect our net interest income and net interest margin. The FRB's interest rate policies also can materially affect the value of financial instruments we hold, such as debt securities and MSRs. In addition, its policies can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in FRB policies are beyond our control and can be hard to predict. As a result of the FRB's concerns regarding, among other things, continued slow economic growth, the FRB recently indicated that it intends to keep the target range for the federal funds rate near zero until the unemployment rate falls to at least 6.5%. The FRB also may continue to increase its purchases of U.S. government and mortgage-backed securities or take other actions in an effort to reduce or maintain low long-term interest rates. As noted above, a declining or low interest rate environment and a flattening yield curve which may result from the FRB's actions could negatively affect our net interest income and net interest margin as it may result in us holding lower yielding loans and investment securities on our balance sheet.

RISKS RELATED TO CREDIT AND OUR MORTGAGE BUSINESS

As one of the largest lenders in the U.S., increased credit risk, including as a result of a deterioration in economic conditions, could require us to increase our provision for credit losses and allowance for credit losses and could have a material adverse effect on our results of operations and financial condition. When we loan money or commit to loan money we incur credit risk, or the risk of losses if our borrowers do not repay their loans. As one of the largest lenders in the U.S., the credit performance of our loan portfolios significantly affects our financial results and condition. As noted above, if the current economic environment were to deteriorate, more of our customers may have difficulty in repaying their loans or other obligations which could result in a higher level of credit losses and provision for credit losses. We reserve for credit losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of credit losses inherent in our loan portfolio (including unfunded credit commitments). The process for determining the amount of the allowance is critical to our financial results and condition. It requires difficult, subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. We might increase the allowance because of changing economic conditions, including falling home prices and higher unemployment, or other factors. For example, the regulatory environment or external factors, such as Super Storm Sandy, also can influence recognition of credit losses in the portfolio and our allowance for credit losses.

Reflecting the continued improved credit performance in our loan portfolios, our provision for credit losses was $1.8 billion and $3.4 billion less than net charge-offs in 2012 and 2011, respectively, which had a positive effect on our earnings. Absent significant deterioration in the economy, we expect future allowance releases in 2013, although at more modest levels. While we believe that our allowance for credit losses was appropriate at December 31, 2012, there is no assurance that it will be sufficient to cover future credit losses, especially if housing and employment conditions worsen. In the event of significant deterioration in economic conditions, we may be required to build reserves in future periods, which would reduce our earnings.

For more information, refer to the "Risk Management – Credit Risk Management" and "Critical Accounting Policies – Allowance for Credit Losses" sections in this Report.

We may have more credit risk and higher credit losses to the extent our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. Our credit risk and credit losses can increase if our loans are concentrated to borrowers engaged in the same or similar activities or to borrowers who as a group may be uniquely or disproportionately affected by economic or market conditions. We experienced the effect of concentration risk in 2009 and 2010 when we incurred greater than expected losses in our residential real estate loan portfolio due to a housing slowdown and greater than expected deterioration in residential real estate values in many markets, including the Central Valley California market and several Southern California metropolitan statistical areas. As California is our largest banking state in terms of loans and deposits, deterioration in real estate values and underlying economic conditions in those markets or elsewhere in California could result in materially higher credit losses. In addition, deterioration in macro-economic conditions generally across the country could result in materially higher credit losses, including for our residential real estate loan portfolio. We may experience higher delinquencies and higher loss rates as our consumer real estate secured lines of credit reach their contractual end of draw period and begin to amortize.

We are currently the largest CRE lender in the U.S. A deterioration in economic conditions that negatively affects the business performance of our CRE borrowers, including increases in interest rates and/or declines in commercial property values, could result in materially higher credit losses and have a material adverse effect on our financial results and condition.

The European debt crisis, which has resulted in deteriorating economic conditions in Europe and ratings agency downgrades of the sovereign debt ratings of several European countries, has increased foreign credit risk. Although our foreign loan exposure represented only approximately 5% of our total consolidated outstanding loans and 3% of our total assets at December 31, 2012, continued European economic difficulties could indirectly have a material adverse effect on our credit performance and results of operations and financial condition to the extent it negatively affects the U.S. economy and/or our borrowers who have foreign operations.

For more information, refer to the "Risk Management – Credit Risk Management" section and Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report.

We may incur losses on loans, securities and other acquired assets of Wachovia that are materially greater than reflected in our fair value adjustments. We accounted for the Wachovia merger under the purchase method of accounting, recording the acquired assets and liabilities of Wachovia at fair value. All PCI loans acquired in the merger were recorded at fair value based on the present value of their expected cash flows. We estimated cash flows using internal credit, interest rate and prepayment risk models using assumptions about matters that are inherently uncertain. We may not realize the estimated cash flows or fair value of these loans. In addition, although the difference between the pre-merger carrying value of the credit-impaired loans and their expected cash flows – the "nonaccretable difference" – is available to absorb future charge-offs, we may be required to increase our allowance for credit losses and related provision expense because of subsequent additional credit deterioration in these loans.

For more information, refer to the "Critical Accounting Policies – Purchased Credit-Impaired (PCI) Loans" and "Risk Management – Credit Risk Management" sections in this Report.

Our mortgage banking revenue can be volatile from quarter to quarter, including as a result of changes in interest rates and the value of our MSRs and MHFS, and we rely on the GSEs to purchase our conforming loans to reduce our credit risk and provide liquidity to fund new mortgage loans. We were the largest mortgage originator and residential mortgage servicer in the U.S. as of December 31, 2012, and we earn revenue from fees we receive for originating mortgage loans and for servicing mortgage loans. As a result of our mortgage servicing business, we have a sizeable portfolio of MSRs. An MSR is the right to service a mortgage loan – collect principal, interest and escrow amounts – for a fee. We acquire MSRs when we keep the servicing rights after we sell or securitize the loans we have originated or when we purchase the servicing rights to mortgage loans originated by other lenders. We initially measure and carry all our residential MSRs using the fair value measurement method. Fair value is the present value of estimated future net servicing income, calculated based on a number of variables, including assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. When interest rates fall, borrowers are usually more likely to prepay their mortgage loans by refinancing them at a lower rate. As the likelihood of prepayment increases, the fair value of our MSRs can decrease. Each quarter we evaluate the fair value of our MSRs, and any decrease in fair value reduces earnings in the period in which the decrease occurs. We also measure at fair value prime MHFS for which an active secondary market and readily available market prices exist. In addition, we measure at fair value certain other interests we hold related to residential loan sales and securitizations. Similar to other interest-bearing securities, the value of these MHFS and other interests may be negatively affected by changes in interest rates. For example, if market interest rates increase relative to the yield on these MHFS and other interests, their fair value may fall.

When rates rise, the demand for mortgage loans usually tends to fall, reducing the revenue we receive from loan originations. Under the same conditions, revenue from our MSRs can increase through increases in fair value. When rates fall, mortgage originations usually tend to increase and the value of our MSRs usually tends to decline, also with some offsetting revenue effect. Even though they can act as a "natural hedge," the hedge is not perfect, either in amount or timing. For example, the negative effect on revenue from a decrease in the fair value of residential MSRs is generally immediate, but any offsetting revenue benefit from more originations and the MSRs relating to the new loans would generally accrue over time. It is also possible that, because of economic conditions and/or a weak or deteriorating housing market similar to current market conditions, even if interest rates were to fall or remain low, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs value caused by the lower rates.

We typically use derivatives and other instruments to hedge our mortgage banking interest rate risk. We generally do not hedge all of our risk, and we may not be successful in hedging any of the risk. Hedging is a complex process, requiring sophisticated models and constant monitoring, and is not a perfect science. We may use hedging instruments tied to U.S. Treasury rates, LIBOR or Eurodollars that may not perfectly correlate with the value or income being hedged. We could incur significant losses from our hedging activities. There may be periods where we elect not to use derivatives and other instruments to hedge mortgage banking interest rate risk.

We rely on GSEs to purchase mortgage loans that meet their conforming loan requirements and on other capital markets investors to purchase loans that do not meet those requirements – referred to as "nonconforming" loans. During the past few years investor demand for nonconforming loans has fallen sharply, increasing credit spreads and reducing the liquidity for those loans. In response to the reduced liquidity in the capital markets, we may retain more nonconforming loans. When we retain a loan not only do we forgo fee revenue and keep the credit risk of the loan but we also do not receive any sale proceeds that could be used to generate new loans. Continued lack of liquidity could limit our ability to fund – and thus originate – new mortgage loans, reducing the fees we earn from originating and servicing loans. In addition, we cannot assure that GSEs will not materially limit their purchases of conforming loans, including because of capital constraints, or change their criteria for conforming loans (e.g., maximum loan amount or borrower eligibility). Each of the GSEs is currently in conservatorship, with its primary regulator, the Federal Housing Agency acting as conservator. We cannot predict if, when or how the conservatorship will end, or any associated changes to the GSEs business structure and operations that could result. As noted above, there are various proposals to reform the housing finance market in the U.S., including the role of the GSEs in the housing finance market. The extent and timing of any such regulatory reform regarding the housing finance market and the GSEs, including whether the GSEs will continue to exist in their current form, as well as any effect on the Company's business and financial results, are uncertain.

For more information, refer to the "Risk Management – Asset/Liability Management – Mortgage Banking Interest Rate and Market Risk" and "Critical Accounting Policies" sections in this Report.

We may be required to repurchase mortgage loans or reimburse investors and others as a result of breaches in contractual representations and warranties. We sell residential mortgage loans to various parties, including GSEs, SPEs that issue private label MBS, and other financial institutions that purchase mortgage loans for investment or private label securitization. We may also pool FHA-insured and VA-guaranteed mortgage loans which back securities guaranteed by GNMA. The agreements under which we sell mortgage loans and the insurance or guaranty agreements with the FHA and VA contain various representations and warranties regarding the origination and characteristics of the mortgage loans, including ownership of the loan, compliance with loan criteria set forth in the applicable agreement, validity of the lien securing the loan, absence of delinquent taxes or liens against the property securing the loan, and compliance with applicable origination laws. We may be required to repurchase mortgage loans, indemnify the securitization trust, investor or insurer, or reimburse the securitization trust, investor or insurer for credit losses incurred on loans in the event of a breach of contractual representations or warranties that is not remedied within a period (usually 90 days or less) after we receive notice of the breach. Contracts for mortgage loan sales to the GSEs include various types of specific remedies and penalties that could be applied to inadequate responses to repurchase requests. Similarly, the agreements under which we sell mortgage loans require us to deliver various documents to the securitization trust or investor, and we may be obligated to repurchase any mortgage loan as to which the required documents are not delivered or are defective. We may negotiate global settlements in order to resolve a pipeline of demands in lieu of repurchasing the loans. We establish a mortgage repurchase liability related to the various representations and warranties that reflect management's estimate of losses for loans which we have a repurchase obligation. Our mortgage repurchase liability represents management's best estimate of the probable loss that we may expect to incur for the representations and warranties in the contractual provisions of our sales of mortgage loans. Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment. As a result of the uncertainty in the various estimates underlying the mortgage repurchase liability, there is a range of losses in excess of the recorded mortgage repurchase liability that are reasonably possible. The estimate of the range of possible loss for representations and warranties does not represent a probable loss, and is based on currently available information, significant judgment, and a number of assumptions that are subject to change. If economic conditions and the housing market do not continue to improve or future investor repurchase demand and our success at appealing repurchase requests differ from past experience, we could continue to have increased repurchase obligations and increased loss severity on repurchases, requiring material additions to the repurchase liability.

For more information, refer to the "Risk Management – Credit Risk Management – Liability for Mortgage Loan Repurchase Losses" section in this Report.

We may be terminated as a servicer or master servicer, be required to repurchase a mortgage loan or reimburse investors for credit losses on a mortgage loan, or incur costs, liabilities, fines and other sanctions if we fail to satisfy our servicing obligations, including our obligations with respect to mortgage loan foreclosure actions. We act as servicer and/or master servicer for mortgage loans included in securitizations and for unsecuritized mortgage loans owned by investors. As a servicer or master servicer for those loans we have certain contractual obligations to the securitization trusts, investors or other third parties, including, in our capacity as a servicer, foreclosing on defaulted mortgage loans or, to the extent consistent with the applicable securitization or other investor agreement, considering alternatives to foreclosure such as loan modifications or short sales and, in our capacity as a master servicer, overseeing the servicing of mortgage loans by the servicer. If we commit a material breach of our obligations as servicer or master servicer, we may be subject to termination if the breach is not cured within a specified period of time following notice, which can generally be given by the securitization trustee or a specified percentage of security holders, causing us to lose servicing income. In addition, we may be required to indemnify the securitization trustee against losses from any failure by us, as a servicer or master servicer, to perform our servicing obligations or any act or omission on our part that involves wilful misfeasance, bad faith or gross negligence. For certain investors and/or certain transactions, we may be contractually obligated to repurchase a mortgage loan or reimburse the investor for credit losses incurred on the loan as a remedy for servicing errors with respect to the loan. If we have increased repurchase obligations because of claims that we did not satisfy our obligations as a servicer or master servicer, or increased loss severity on such repurchases, we may have a significant reduction to net servicing income within mortgage banking noninterest income.

We may incur costs if we are required to, or if we elect to, re-execute or re-file documents or take other action in our capacity as a servicer in connection with pending or completed foreclosures. We may incur litigation costs if the validity of a foreclosure action is challenged by a borrower. If a court were to overturn a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability to the borrower and/or to any title insurer of the property sold in foreclosure if the required process was not followed. These costs and liabilities may not be legally or otherwise reimbursable to us, particularly to the extent they relate to securitized mortgage loans. In addition, if certain documents required for a foreclosure action are missing or defective, we could be obligated to cure the defect or repurchase the loan. We may incur liability to securitization investors relating to delays or deficiencies in our processing of mortgage assignments or other documents necessary to comply with state law governing foreclosures. The fair value of our MSRs may be negatively affected to the extent our servicing costs increase because of higher foreclosure costs. We may be subject to fines and other sanctions imposed by Federal or state regulators as a result of actual or perceived deficiencies in our foreclosure practices or in the foreclosure practices of other mortgage loan servicers. Any of these actions may harm our reputation or negatively affect our residential mortgage origination or servicing business. In April 2011, we entered into consent orders with the OCC and the FRB following a joint interagency horizontal examination of foreclosure processing at large mortgage servicers, including the Company. These orders incorporate remedial requirements for identified deficiencies and require the Company to, among other things, take certain actions with respect to our mortgage servicing and foreclosure operations, including submitting various action plans to ensure that our mortgage servicing and foreclosure operations comply with legal requirements, regulatory guidance and the consent orders. As noted above, any increase in our servicing costs from changes in our foreclosure and other servicing practices, including resulting from the consent orders, negatively affects the fair value of our MSRs.

On February 9, 2012, a federal/state settlement was announced among the DOJ, Department of Housing and Urban Development (HUD), the Department of the Treasury, the Department of Veterans Affairs, the Federal Trade Commission (FTC), the Executive Office of the U.S. Trustee, the Consumer Financial Protection Bureau, a task force of Attorneys General representing 49 states, Wells Fargo, and four other servicers related to investigations of mortgage industry servicing and foreclosure practices. While Oklahoma did not participate in the larger settlement, it settled separately with the five servicers under a simplified agreement. Under the terms of the larger settlement, which will remain in effect for three and a half years (subject to a trailing review period) we have agreed to the following programmatic commitments, consisting of three components totaling approximately $5.3 billion:

- Consumer Relief Program commitment of $3.4 billion
- Refinance Program commitment of $900 million
- Foreclosure Assistance Program of $1 billion

Additionally and simultaneously, the OCC and FRB announced the imposition of civil money penalties of $83 million and $87 million, respectively, pursuant to the Consent Orders. While still subject to FRB confirmation, we believe the civil money obligations were satisfied through payments made under the Foreclosure Assistance Program to the federal government and participating states for their use to address the impact of foreclosure challenges as they determine and which may include direct payments to consumers.

As part of the settlement, the Company was released from claims and allegations relating to servicing, modification and foreclosure practices; however, the settlement does not release the Company from any claims arising out of securitization activities, including representations made to investors respecting mortgage-backed securities; criminal claims; repurchase demands from the GSEs; and inquiries into MERS, among other items. Any investigations or litigation relating to any of the Company's mortgage servicing and foreclosure practices that are not covered or released by the settlement could result in material fines, penalties, equitable remedies, or other enforcement actions.

For more information, refer to the "Risk Management – Liability for Mortgage Loan Repurchase Losses" and "– Risks Relating to Servicing Activities," and "Critical Accounting Policies – Valuation of Residential Mortgage Servicing Rights" sections and Note 14 (Guarantees, Pledged Assets and Collateral) and Note 15 (Legal Actions) to Financial Statements in this Report.

Financial difficulties or credit downgrades of mortgage and bond insurers may negatively affect our servicing and investment portfolios. Our servicing portfolio includes certain mortgage loans that carry some level of insurance from one or more mortgage insurance companies. To the extent that any of these companies experience financial difficulties or credit downgrades, we may be required, as servicer of the insured loan on behalf of the investor, to obtain replacement coverage with another provider, possibly at a higher cost than the coverage we would replace. We may be responsible for some or all of the incremental cost of the new coverage for certain loans depending on the terms of our servicing agreement with the investor and other circumstances, although we do not have an additional risk of repurchase loss associated with claim amounts for loans sold to third-party investors. Similarly, some of the mortgage loans we hold for investment or for sale carry mortgage insurance. If a mortgage insurer is unable to meet its credit obligations with respect to an insured loan, we might incur higher credit losses if replacement coverage is not obtained. For example, in October 2011, PMI Mortgage Insurance Co. (PMI), one of our providers of mortgage insurance, was seized by its regulator. We previously utilized PMI to provide mortgage insurance on certain loans originated and held in our portfolio and on loans originated and sold to third-party investors. We also hold a small amount of residential MBS, which are backed by mortgages with a limited amount of insurance provided by PMI. PMI has announced that it will pay 50% of insurance claim amounts in cash with the rest deferred. Although we do not expect PMI's situation to have a material adverse effect on our financial results because of the limited amount of loans and securities held in our portfolios with PMI insurance support, we cannot be certain that any such future events involving one of our other mortgage insurance company providers will not materially adversely affect our mortgage business and/or financial results. We also have investments in municipal bonds that are guaranteed against loss by bond insurers. The value of these bonds and the payment of principal and interest on them may be negatively affected by financial difficulties or credit downgrades experienced by the bond insurers.

For more information, refer to the "Earnings Performance – Balance Sheet Analysis – Securities Available for Sale" and "Risk Management – Credit Risk Management– Liability for Mortgage Loan Repurchase Losses" sections in this Report.

OPERATIONAL AND LEGAL RISK

A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers, including as a result of cyber attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses. As a large financial institution that serves over 70 million customers through over 9,000 stores, 12,000 ATMs, the Internet and other distribution channels across the U.S. and internationally, we depend on our ability to process, record and monitor a large number of customer transactions on a continuous basis. As our customer base and locations have expanded throughout the U.S. and internationally, and as customer, public, legislative and regulatory expectations regarding operational and information security have increased, our operational systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions and breakdowns. Our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. For example, there could be sudden increases in customer transaction volume; electrical or telecommunications outages; degradation or loss of public internet domain; natural disasters such as earthquakes, tornados, and hurricanes; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and, as described below, cyber attacks. Although we have business continuity plans and other safeguards in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our businesses and customers.

Information security risks for large financial institutions such as Wells Fargo have generally increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties, including foreign state-sponsored parties. Those parties also may attempt to fraudulently induce employees, customers, or other users of our systems to disclose confidential information in order to gain access to our data or that of our customers. As noted above, our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. Our banking, brokerage, investment advisory, and capital markets businesses rely on our digital technologies, computer and email systems, software, and networks to conduct their operations. In addition, to access our products and services, our customers may use personal smartphones, tablet PC's, and other mobile devices that are beyond our control systems. Although we believe we have robust information security procedures and controls, our technologies, systems, networks, and our customers' devices may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of Wells Fargo's or our customers' confidential, proprietary and other information, or otherwise disrupt Wells Fargo's or its customers' or other third parties' business operations.

Third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

To date we have not experienced any material losses relating to cyber attacks or other information security breaches, but there can be no assurance that we will not suffer such losses in the future. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, the prominent size and scale of Wells Fargo and its role in the financial services industry, our plans to continue to implement our Internet banking and mobile banking channel strategies and develop additional remote connectivity solutions to serve our customers when and how they want to be served, our expanded geographic footprint and international presence, the outsourcing of some of our business operations, and the current global economic and political environment. For example, Wells Fargo and reportedly other financial institutions have been the target of various denial-of-service or other cyber attacks as part of what appears to be a coordinated effort to disrupt the operations of financial institutions and potentially test their cybersecurity in advance of future and more advanced cyber attacks. As a result, cybersecurity and the continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for Wells Fargo. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber attacks or security breaches of the networks, systems or devices that our customers use to access our products and services could result in customer attrition, financial losses, the inability of our customers to transact business with us, violations of applicable privacy and other laws, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could materially adversely affect our results of operations or financial condition.

Our framework for managing risks may not be effective in mitigating risk and loss to us. Our risk management framework seeks to mitigate risk and loss to us. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including liquidity risk, credit risk, market risk, interest rate risk, operational risk, legal and compliance risk, and reputational risk, among others. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. The recent financial and credit crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks, and our regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. If our risk management framework proves ineffective, we could suffer unexpected losses which could materially adversely affect our results of operations or financial condition.

We may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations. We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations. However, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time systems and procedures designed to ensure compliance. For example, we are subject to regulations issued by the Office of Foreign Assets Control (OFAC) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. There may be other negative consequences resulting from a finding of noncompliance, including restrictions on certain activities. Such a finding may also damage our reputation as described below and could restrict the ability of institutional investment managers to invest in our securities.

Under the Iran Threat Reduction and Syria Human Rights Act of 2012, we are required to make certain disclosures in our periodic reports filed with the SEC relating to certain activities that we or our worldwide affiliates knowingly engaged in involving Iran during the quarterly period covered by the report. If we or an affiliate were to engage in a reportable transaction, we must also file a separate notice regarding the activity with the SEC, which the SEC will make publicly available on its website. The SEC will be required to forward the report to the President, the Senate Committees on Foreign Relations and Banking, Housing and Urban Affairs, and the House of Representatives Committees on Foreign Affairs and Financial Services. The President will then be required to initiate an investigation into the reported activity and within 180 days make a determination as to whether to impose sanctions on us. The scope of the reporting requirement is broad and covers any domestic or foreign entity or person that may be deemed to be an affiliate of ours. The potential sanctions and reputational harm for engaging in a reportable activity may be significant.

Negative publicity, including as a result of protests, could damage our reputation and business. Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business and has increased substantially because of the financial crisis and our size and profile in the financial services industry. The reputation of the financial services industry in general has been damaged as a result of the financial crisis and other matters affecting the financial services industry, and negative public opinion about the financial services industry generally or Wells Fargo specifically could adversely affect our ability to keep and attract customers. Negative public opinion could result from our actual or alleged conduct in any number of activities, including mortgage lending practices, servicing and foreclosure activities, corporate governance, regulatory compliance, mergers and acquisitions, and disclosure, sharing or inadequate protection of customer information, and from actions taken by government regulators and community or other organizations in response to that conduct. Because we conduct most of our businesses under the "Wells Fargo" brand, negative public opinion about one business could affect our other businesses and also could negatively affect our "cross-sell" strategy. The proliferation of social media websites utilized by Wells Fargo and other third parties, as well as the personal use of social media by our team members and others, including personal blogs and social network profiles, also may increase the risk that negative, inappropriate or unauthorized information may be posted or released publicly that could harm our reputation or have other negative consequences, including as a result of our team members interacting with our customers in an unauthorized manner in various social media outlets.

As a result of the financial crisis, Wells Fargo and other financial institutions have been targeted from time to time by protests and demonstrations, which have included disrupting the operation of our retail banking stores and have resulted in negative public commentary about financial institutions, including the fees charged for various products and services. There can be no assurance that continued protests and negative publicity for the Company or large financial institutions generally will not harm our reputation and adversely affect our business and financial results.

Risks Relating to Legal Proceedings. Wells Fargo and some of its subsidiaries are involved in judicial, regulatory and arbitration proceedings or investigations concerning matters arising from our business activities. Although we believe we have a meritorious defense in all material significant litigation pending against us, there can be no assurance as to the ultimate outcome. We establish reserves for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of a pending legal proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition.

For more information, refer to Note 15 (Legal Actions) to Financial Statements in this Report.

RISKS RELATED TO OUR INDUSTRY'S COMPETITIVE OPERATING ENVIRONMENT

We face significant and increasing competition in the rapidly evolving financial services industry. We compete with other financial institutions in a highly competitive industry that is undergoing significant changes as a result of financial regulatory reform and increased public scrutiny stemming from the financial crisis and continued challenging economic conditions. Wells Fargo generally competes on the basis of the quality of our customer service, the wide variety of products and services that we can offer our customers and the ability of those products and services to satisfy our customers' needs, the pricing of our products and services, the extensive distribution channels available for our customers, our innovation, and our reputation. Continued and increased competition in any one or all of these areas may negatively affect our market share and results of operations and/or cause us to increase our capital investment in our businesses in order to remain competitive. Given the current economic, regulatory, and political environment for large financial institutions such as Wells Fargo, and possible public backlash to bank fees, there is increased competitive pressure to provide products and services at current or lower prices. Consequently, our ability to reposition or reprice our products and services from time to time may be limited and could be influenced significantly by the actions of our competitors who may or may not charge similar fees for their products and services. Any changes in the types of products and services that we offer our customers and/or the pricing for those products and services could result in a loss of customers and market share and could materially adversely affect our results of operations.

Continued technological advances and the growth of e-commerce have made it possible for non-depository institutions to offer products and services that traditionally were banking products, and for financial institutions and other companies to provide electronic and internet-based financial solutions, including electronic payment solutions. We may not respond effectively to these competitive threats from existing and new competitors and may be forced to increase our investment in our business to modify or adapt our existing products and services or develop new products and services to respond to our customers' needs.

Our "cross-selling" efforts to increase the number of products our customers buy from us and offer them all of the financial products that fulfill their needs is a key part of our growth strategy, and our failure to execute this strategy effectively could have a material adverse effect on our revenue growth and financial results. Selling more products to our customers – "cross-selling" – is very important to our business model and key to our ability to grow revenue and earnings especially during the current environment of slow economic growth and regulatory reform initiatives. Many of our competitors also focus on cross-selling, especially in retail banking and mortgage lending. This can limit our ability to sell more products to our customers or influence us to sell our products at lower prices, reducing our net interest income and revenue from our fee-based products. It could also affect our ability to keep existing customers. New technologies could require us to spend more to modify or adapt our products to attract and retain customers. Our cross-sell strategy also is dependent on earning more business from our Wachovia customers, and increasing our cross-sell ratio – or the average number of products sold to existing customers – may become more challenging and we might not attain our goal of selling an average of eight products to each customer.

Our ability to attract and retain qualified team members is critical to the success of our business and failure to do so could adversely affect our business performance, competitive position and future prospects. The success of Wells Fargo is heavily dependent on the talents and efforts of our team members, and in many areas of our business, including the commercial banking, brokerage, investment advisory, and capital markets businesses, the competition for highly qualified personnel is intense. In order to attract and retain highly qualified team members, we must provide competitive compensation. As a large financial institution we may be subject to limitations on compensation by our regulators that may adversely affect our ability to attract and retain these qualified team members. Some of our competitors may not be subject to these same compensation limitations, which may further negatively affect our ability to attract and retain highly qualified team members.

RISKS RELATED TO OUR FINANCIAL STATEMENTS

Changes in accounting policies or accounting standards, and changes in how accounting standards are interpreted or applied, could materially affect how we report our financial results and condition. Our accounting policies are fundamental to determining and understanding our financial results and condition. As described below, some of these policies require use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Any changes in our accounting policies could materially affect our financial statements.

From time to time the FASB and the SEC change the financial accounting and reporting standards that govern the preparation of our external financial statements. In addition, accounting standard setters and those who interpret the accounting standards (such as the FASB, SEC, banking regulators and our outside auditors) may change or even reverse their previous interpretations or positions on how these standards should be applied. Changes in financial accounting and reporting standards and changes in current interpretations may be beyond our control, can be hard to predict and could materially affect how we report our financial results and condition. We may be required to apply a new or revised standard retroactively or apply an existing standard differently, also retroactively, in each case potentially resulting in our restating prior period financial statements in material amounts.

Our financial statements are based in part on assumptions and estimates which, if wrong, could cause unexpected losses in the future, and our financial statements depend on our internal controls over financial reporting. Pursuant to U.S. GAAP, we are required to use certain assumptions and estimates in preparing our financial statements, including in determining credit loss reserves, reserves for mortgage repurchases, reserves related to litigation and the fair value of certain assets and liabilities, among other items. Several of our accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. For a description of these policies, refer to the "Critical Accounting Policies" section in this Report. If assumptions or estimates underlying our financial statements are incorrect, we may experience material losses.

Certain of our financial instruments, including trading assets and liabilities, available-for-sale securities, certain loans, MSRs, private equity investments, structured notes and certain repurchase and resale agreements, among other items, require a determination of their fair value in order to prepare our financial statements. Where quoted market prices are not available, we may make fair value determinations based on internally developed models or other means which ultimately rely to some degree on management judgment, and there is no assurance that our models will capture or appropriately reflect all relevant inputs required to accurately determine fair value. Some of these and other assets and liabilities may have no direct observable price levels, making their valuation particularly subjective, being based on significant estimation and judgment. In addition, sudden illiquidity in markets or declines in prices of certain loans and securities may make it more difficult to value certain balance sheet items, which may lead to the possibility that such valuations will be subject to further change or adjustment and could lead to declines in our earnings.

The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) requires our management to evaluate the Company's disclosure controls and procedures and its internal control over financial reporting and requires our auditors to issue a report on our internal control over financial reporting. We are required to disclose, in our annual report on Form 10-K, the existence of any "material weaknesses" in our internal controls. We cannot assure that we will not identify one or more material weaknesses as of the end of any given quarter or year, nor can we predict the effect on our stock price of disclosure of a material weakness. Sarbanes-Oxley also limits the types of non-audit services our outside auditors may provide to us in order to preserve their independence from us. If our auditors were found not to be "independent" of us under SEC rules, we could be required to engage new auditors and re-file financial statements and audit reports with the SEC. We could be out of compliance with SEC rules until new financial statements and audit reports were filed, limiting our ability to raise capital and resulting in other adverse consequences.

RISKS RELATED TO ACQUISITIONS

Acquisitions could reduce our stock price upon announcement and reduce our earnings if we overpay or have difficulty integrating them. We regularly explore opportunities to acquire companies in the financial services industry. We cannot predict the frequency, size or timing of our acquisitions, and we typically do not comment publicly on a possible acquisition until we have signed a definitive agreement. When we do announce an acquisition, our stock price may fall depending on the size of the acquisition, the type of business to be acquired, the purchase price, and the potential dilution to existing stockholders or our earnings per share if we issue common stock in connection with the acquisition.

We generally must receive federal regulatory approvals before we can acquire a bank, bank holding company or certain other financial services businesses depending on the size of the financial services business to be acquired. In deciding whether to approve a proposed acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition and the risk to the stability of the U.S. banking or financial system, our financial condition and future prospects including current and projected capital ratios and levels, the competence, experience, and integrity of management and record of compliance with laws and regulations, the convenience and needs of the communities to be served, including our record of compliance under the Community Reinvestment Act, and our effectiveness in combating money laundering. As a result of the Dodd-Frank Act and concerns regarding the large size of financial institutions such as Wells Fargo, the regulatory process for approving acquisitions has become more complex and regulatory approvals may be more difficult to obtain. We cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. We might be required to sell banks, branches and/or business units or assets or issue additional equity as a condition to receiving regulatory approval for an acquisition. In addition, federal bank regulations prohibit FRB regulatory approval of any transaction that would create an institution holding more than 10% of total U.S. insured deposits, or of any transaction (whether or not subject to FRB approval) that would create a financial company with more than 10% of the liabilities of all financial companies in the U.S. As a result, our size may limit our bank acquisition opportunities in the future.

Difficulty in integrating an acquired company may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition, loss of key team members, disruption of our business or the business of the acquired company, or otherwise harm our ability to retain customers and team members or achieve the anticipated benefits of the acquisition. Time and resources spent on integration may also impair our ability to grow our existing businesses. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected. Many of the foregoing risks may be increased if the acquired company operates internationally or in a geographic location where we do not already have significant business operations and/or team members.

* * *

Any factor described in this Report or in any of our other SEC filings could by itself, or together with other factors, adversely affect our financial results and condition. Refer to our quarterly reports on Form 10-Q filed with the SEC in 2013 for material changes to the above discussion of risk factors. There are factors not discussed above or elsewhere in this Report that could adversely affect our financial results and condition.

Controls and Procedures

Disclosure Controls and Procedures

The Company's management evaluated the effectiveness, as of December 31, 2012, of the Company's disclosure controls and procedures. The Company's chief executive officer and chief financial officer participated in the evaluation. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2012.

Internal Control Over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (GAAP) and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. No change occurred during any quarter in 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Management's report on internal control over financial reporting is set forth below, and should be read with these limitations in mind.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment, management concluded that as of December 31, 2012, the Company's internal control over financial reporting was effective.

KPMG LLP, the independent registered public accounting firm that audited the Company's financial statements included in this Annual Report, issued an audit report on the Company's internal control over financial reporting. KPMG's audit report appears on the following page.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Wells Fargo & Company:

We have audited Wells Fargo & Company and Subsidiaries' (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 27, 2013, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

San Francisco, California
February 27, 2013

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Income

(in millions, except per share amounts)		Year ended December 31, 2012	2011	2010
Interest income				
Trading assets	$	**1,358**	1,440	1,098
Securities available for sale		**8,098**	8,475	9,666
Mortgages held for sale		**1,825**	1,644	1,736
Loans held for sale		**41**	58	101
Loans		**36,482**	37,247	39,760
Other interest income		**587**	548	435
Total interest income		**48,391**	49,412	52,796
Interest expense				
Deposits		**1,727**	2,275	2,832
Short-term borrowings		**79**	80	92
Long-term debt		**3,110**	3,978	4,888
Other interest expense		**245**	316	227
Total interest expense		**5,161**	6,649	8,039
Net interest income		**43,230**	42,763	44,757
Provision for credit losses		**7,217**	7,899	15,753
Net interest income after provision for credit losses		**36,013**	34,864	29,004
Noninterest income				
Service charges on deposit accounts		**4,683**	4,280	4,916
Trust and investment fees		**11,890**	11,304	10,934
Card fees		**2,838**	3,653	3,652
Other fees		**4,519**	4,193	3,990
Mortgage banking		**11,638**	7,832	9,737
Insurance		**1,850**	1,960	2,126
Net gains from trading activities		**1,707**	1,014	1,648
Net gains (losses) on debt securities available for sale (1)		**(128)**	54	(324)
Net gains from equity investments (2)		**1,485**	1,482	779
Operating leases		**567**	524	815
Other		**1,807**	1,889	2,180
Total noninterest income		**42,856**	38,185	40,453
Noninterest expense				
Salaries		**14,689**	14,462	13,869
Commission and incentive compensation		**9,504**	8,857	8,692
Employee benefits		**4,611**	4,348	4,651
Equipment		**2,068**	2,283	2,636
Net occupancy		**2,857**	3,011	3,030
Core deposit and other intangibles		**1,674**	1,880	2,199
FDIC and other deposit assessments		**1,356**	1,266	1,197
Other		**13,639**	13,286	14,182
Total noninterest expense		**50,398**	49,393	50,456
Income before income tax expense		**28,471**	23,656	19,001
Income tax expense		**9,103**	7,445	6,338
Net income before noncontrolling interests		**19,368**	16,211	12,663
Less: Net income from noncontrolling interests		**471**	342	301
Wells Fargo net income	$	**18,897**	15,869	12,362
Less: Preferred stock dividends and other		**898**	844	730
Wells Fargo net income applicable to common stock	$	**17,999**	15,025	11,632
Per share information				
Earnings per common share	$	**3.40**	2.85	2.23
Diluted earnings per common share		**3.36**	2.82	2.21
Dividends declared per common share		**0.88**	0.48	0.20
Average common shares outstanding		**5,287.6**	5,278.1	5,226.8
Diluted average common shares outstanding		**5,351.5**	5,323.4	5,263.1

(1) Total other-than-temporary impairment (OTTI) losses (gains) were $3 million, $349 million and $500 million for the year ended December 31, 2012, 2011 and 2010, respectively. Of total OTTI, losses of $240 million, $423 million and $672 million were recognized in earnings, and gains of $(237) million, $(74) million and $(172) million were recognized as non-credit-related OTTI in other comprehensive income for the year ended December 31, 2012, 2011 and 2010, respectively.

(2) Includes OTTI losses of $176 million, $288 million and $268 million for the year ended December 31, 2012, 2011 and 2010, respectively.

The accompanying notes are an integral part of these statements.

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Comprehensive Income

(in millions)	Year ended December 31, 2012	2011	2010
Wells Fargo net income	$ **18,897**	15,869	12,362
Other comprehensive income, before tax:			
Foreign currency translation adjustments:			
Net unrealized gains (losses) arising during the period	**(6)**	(37)	83
Reclassification of net gains to net income	**(10)**	-	-
Securities available for sale:			
Net unrealized gains (losses) arising during the period	**5,143**	(588)	2,624
Reclassification of net (gains) losses to net income	**(271)**	(696)	77
Derivatives and hedging activities:			
Net unrealized gains arising during the period	**52**	190	750
Reclassification of net gains on cash flow hedges to net income	**(388)**	(571)	(613)
Defined benefit plans adjustments:			
Net actuarial gains (losses) arising during the period	**(775)**	(1,079)	20
Amortization of net actuarial loss and prior service cost to net income	**144**	99	104
Other comprehensive income (loss), before tax	**3,889**	(2,682)	3,045
Income tax (expense) benefit related to other comprehensive income	**(1,442)**	1,139	(1,291)
Other comprehensive income (loss), net of tax	**2,447**	(1,543)	1,754
Less: Other comprehensive income (loss) from noncontrolling interests	**4**	(12)	25
Wells Fargo other comprehensive income (loss), net of tax	**2,443**	(1,531)	1,729
Wells Fargo comprehensive income	**21,340**	14,338	14,091
Comprehensive income from noncontrolling interests	**475**	330	326
Total comprehensive income	$ **21,815**	14,668	14,417

The accompanying notes are an integral part of these statements.

Wells Fargo & Company and Subsidiaries

Consolidated Balance Sheet

(in millions, except shares)		December 31, 2012	2011
Assets			
Cash and due from banks	$	**21,860**	19,440
Federal funds sold, securities purchased under resale agreements and other short-term investments		**137,313**	44,367
Trading assets		**57,482**	77,814
Securities available for sale		**235,199**	222,613
Mortgages held for sale (includes $42,305 and $44,791 carried at fair value)		**47,149**	48,357
Loans held for sale (includes $6 and $1,176 carried at fair value)		**110**	1,338
Loans (includes $6,206 and $5,916 carried at fair value)		**799,574**	769,631
Allowance for loan losses		**(17,060)**	(19,372)
Net loans		**782,514**	750,259
Mortgage servicing rights:			
Measured at fair value		**11,538**	12,603
Amortized		**1,160**	1,408
Premises and equipment, net		**9,428**	9,531
Goodwill		**25,637**	25,115
Other assets		**93,578**	101,022
Total assets (1)	$	**1,422,968**	1,313,867
Liabilities			
Noninterest-bearing deposits	$	**288,207**	244,003
Interest-bearing deposits		**714,628**	676,067
Total deposits		**1,002,835**	920,070
Short-term borrowings		**57,175**	49,091
Accrued expenses and other liabilities		**76,668**	77,665
Long-term debt (includes $1 and $0 carried at fair value)		**127,379**	125,354
Total liabilities (2)		**1,264,057**	1,172,180
Equity			
Wells Fargo stockholders' equity:			
Preferred stock		**12,883**	11,431
Common stock – $1-2/3 par value, authorized 9,000,000,000 shares; issued 5,481,811,474 shares and 5,358,522,061 shares		**9,136**	8,931
Additional paid-in capital		**59,802**	55,957
Retained earnings		**77,679**	64,385
Cumulative other comprehensive income		**5,650**	3,207
Treasury stock – 215,497,298 shares and 95,910,425 shares		**(6,610)**	(2,744)
Unearned ESOP shares		**(986)**	(926)
Total Wells Fargo stockholders' equity		**157,554**	140,241
Noncontrolling interests		**1,357**	1,446
Total equity		**158,911**	141,687
Total liabilities and equity	$	**1,422,968**	1,313,867

(1) Our consolidated assets at December 31, 2012 and December 31, 2011, include the following assets of certain variable interest entities (VIEs) that can only be used to settle the liabilities of those VIEs: Cash and due from banks, $260 million and $321 million; Trading assets, $114 million and $293 million; Securities available for sale, $2.8 billion and $3.3 billion; Mortgages held for sale, $469 million and $444 million; Net loans, $10.6 billion and $12.0 billion; Other assets, $457 million and $1.9 billion, and Total assets, $14.6 billion and $18.2 billion, respectively.

(2) Our consolidated liabilities at December 31, 2012 and December 31, 2011, include the following VIE liabilities for which the VIE creditors do not have recourse to Wells Fargo: Short-term borrowings, $0 and $24 million; Accrued expenses and other liabilities, $134 million and $175 million; Long-term debt, $3.5 billion and $4.9 billion; and Total liabilities, $3.6 billion and $5.1 billion, respectively.

The accompanying notes are an integral part of these statements.

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Changes in Equity

(in millions, except shares)	Preferred stock Shares	Preferred stock Amount	Common stock Shares	Common stock Amount
Balance December 31, 2009	9,980,940	$ 8,485	5,178,624,593	$ 8,743
Balance January 1, 2010	9,980,940	8,485	5,178,624,593	8,743
Cumulative effect from change in accounting for VIEs				
Cumulative effect from change in accounting for embedded credit derivatives				
Net income				
Other comprehensive income, net of tax				
Noncontrolling interests				
Common stock issued			58,375,566	27
Common stock repurchased			(3,010,451)	
Preferred stock issued to ESOP	1,000,000	1,000		
Preferred stock released by ESOP				
Preferred stock converted to common shares	(795,637)	(796)	28,293,520	17
Common stock warrants repurchased				
Common stock dividends				
Preferred stock dividends				
Tax benefit upon exercise of stock options				
Stock incentive compensation expense				
Net change in deferred compensation and related plans				
Net change	204,363	204	83,658,635	44
Balance December 31, 2010	10,185,303	$ 8,689	5,262,283,228	$ 8,787
Balance January 1, 2011	10,185,303	8,689	5,262,283,228	8,787
Net income				
Other comprehensive loss, net of tax				
Noncontrolling interests				
Common stock issued			52,906,564	88
Common stock repurchased			(85,779,031)	
Preferred stock issued to ESOP	1,200,000	1,200		
Preferred stock released by ESOP				
Preferred stock converted to common shares	(959,623)	(959)	33,200,875	56
Common stock warrants repurchased				
Preferred stock issued	25,010	2,501		
Common stock dividends				
Preferred stock dividends				
Tax benefit upon exercise of stock options				
Stock incentive compensation expense				
Net change in deferred compensation and related plans				
Net change	265,387	2,742	328,408	144
Balance December 31, 2011	10,450,690	$ 11,431	5,262,611,636	$ 8,931

The accompanying notes are an integral part of these statements.

(continued on following pages)

					Wells Fargo stockholders' equity		
Additional paid-in capital	Retained earnings	Cumulative other comprehensive income	Treasury stock	Unearned ESOP shares	Total Wells Fargo stockholders' equity	Noncontrolling interests	Total equity
52,878	41,563	3,009	(2,450)	(442)	111,786	2,573	114,359
52,878	41,563	3,009	(2,450)	(442)	111,786	2,573	114,359
	183				183		183
	(28)				(28)		(28)
	12,362				12,362	301	12,663
		1,729			1,729	25	1,754
					-	(1,418)	(1,418)
375	(376)		1,349		1,375		1,375
			(91)		(91)		(91)
80				(1,080)	-		-
(63)				859	796		796
212			567		-		-
(545)					(545)		(545)
4	(1,049)				(1,045)		(1,045)
	(737)				(737)		(737)
97					97		97
436					436		436
(48)			138		90		90
548	10,355	1,729	1,963	(221)	14,622	(1,092)	13,530
53,426	51,918	4,738	(487)	(663)	126,408	1,481	127,889
53,426	51,918	4,738	(487)	(663)	126,408	1,481	127,889
	15,869				15,869	342	16,211
		(1,531)			(1,531)	(12)	(1,543)
(37)					(37)	(365)	(402)
1,208					1,296		1,296
(150)			(2,266)		(2,416)		(2,416)
102				(1,302)	-		-
(80)				1,039	959		959
903					-		-
(2)					(2)		(2)
					2,501		2,501
21	(2,558)				(2,537)		(2,537)
	(844)				(844)		(844)
78					78		78
529					529		529
(41)			9		(32)		(32)
2,531	12,467	(1,531)	(2,257)	(263)	13,833	(35)	13,798
55,957	64,385	3,207	(2,744)	(926)	140,241	1,446	141,687

(continued from previous pages)

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Changes in Equity

(in millions, except shares)	Preferred stock		Common stock	
	Shares	Amount	*Shares*	Amount
Balance December 31, 2011	*10,450,690*	$ 11,431	*5,262,611,636*	$ 8,931
Cumulative effect of fair value election for certain residential mortgage servicing rights				
Balance January 1, 2012	*10,450,690*	11,431	*5,262,611,636*	8,931
Net income				
Other comprehensive income, net of tax				
Noncontrolling interests				
Common stock issued			*97,267,538*	162
Common stock repurchased (1)			*(119,586,873)*	
Preferred stock issued to ESOP	*940,000*	940		
Preferred stock released by ESOP				
Preferred stock converted to common shares	*(887,825)*	(888)	*26,021,875*	43
Common stock warrants repurchased				
Preferred stock issued	*56,000*	1,400		
Common stock dividends				
Preferred stock dividends				
Tax benefit upon exercise of stock options				
Stock incentive compensation expense				
Net change in deferred compensation and related plans				
Net change	*108,175*	1,452	*3,702,540*	205
Balance December 31, 2012	*10,558,865*	$ 12,883	*5,266,314,176*	$ 9,136

(1) For the year ended December 31, 2012, includes $200 million related to a private forward repurchase transaction entered into in fourth quarter 2012 that is expected to settle in first quarter 2013 for an estimated 6 million shares of common stock. See Note 1 for additional information.

The accompanying notes are an integral part of these statements.

Wells Fargo stockholders' equity							
Additional paid-in capital	Retained earnings	Cumulative other comprehensive income	Treasury stock	Unearned ESOP shares	Total Wells Fargo stockholders' equity	Noncontrolling interests	Total equity
55,957	64,385	3,207	(2,744)	(926)	140,241	1,446	141,687
	2				2		2
55,957	64,387	3,207	(2,744)	(926)	140,243	1,446	141,689
	18,897				18,897	471	19,368
		2,443			2,443	4	2,447
(16)					(16)	(564)	(580)
2,326					2,488		2,488
(50)			(3,868)		(3,918)		(3,918)
88				(1,028)	-		-
(80)				968	888		888
845					-		-
(1)					(1)		(1)
(23)					1,377		1,377
55	(4,713)				(4,658)		(4,658)
	(892)				(892)		(892)
230					230		230
560					560		560
(89)			2		(87)		(87)
3,845	13,292	2,443	(3,866)	(60)	17,311	(89)	17,222
59,802	77,679	5,650	(6,610)	(986)	157,554	1,357	158,911

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Cash Flows

		Year ended December 31,	
(in millions)	**2012**	2011	2010
Cash flows from operating activities:			
Net income before noncontrolling interests	**$ 19,368**	16,211	12,663
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	**7,217**	7,899	15,753
Changes in fair value of MSRs, MHFS and LHFS carried at fair value	**(2,307)**	(295)	(1,025)
Depreciation and amortization	**2,807**	2,208	1,924
Other net (gains) losses	**(3,661)**	3,273	1,345
Stock-based compensation	**1,698**	1,488	1,232
Excess tax benefits related to stock option payments	**(226)**	(79)	(98)
Originations of MHFS	**(483,835)**	(345,099)	(370,175)
Proceeds from sales of and principal collected on mortgages originated for sale	**421,623**	298,524	355,325
Originations of LHFS	**(15)**	(5)	(4,596)
Proceeds from sales of and principal collected on LHFS	**9,383**	11,833	17,828
Purchases of LHFS	**(7,975)**	(11,723)	(7,470)
Net change in:			
Trading assets	**105,440**	35,149	12,356
Deferred income taxes	**(1,297)**	3,573	4,287
Accrued interest receivable	**293**	(401)	1,051
Accrued interest payable	**(84)**	(362)	(268)
Other assets, net	**2,064**	(11,529)	(19,631)
Other accrued expenses and liabilities, net	**(11,953)**	3,000	(1,729)
Net cash provided by operating activities	**58,540**	13,665	18,772
Cash flows from investing activities:			
Net change in:			
Federal funds sold, securities purchased under resale agreements and other short-term investments	**(92,946)**	36,270	(39,752)
Securities available for sale:			
Sales proceeds	**5,210**	23,062	8,668
Prepayments and maturities	**59,712**	52,618	47,919
Purchases	**(64,756)**	(121,235)	(53,466)
Loans:			
Loans originated by banking subsidiaries, net of principal collected	**(50,420)**	(35,686)	15,869
Proceeds from sales (including participations) of loans originated for investment	**6,811**	6,555	6,517
Purchases (including participations) of loans	**(9,040)**	(8,878)	(2,297)
Principal collected on nonbank entities' loans	**25,080**	9,782	15,560
Loans originated by nonbank entities	**(23,555)**	(7,522)	(10,836)
Net cash paid for acquisitions	**(4,322)**	(353)	(36)
Proceeds from sales of foreclosed assets	**9,729**	10,655	5,444
Changes in MSRs from purchases and sales	**116**	(155)	(65)
Other, net	**(1,509)**	(157)	2,800
Net cash used by investing activities	**(139,890)**	(35,044)	(3,675)
Cash flows from financing activities:			
Net change in:			
Deposits	**82,762**	72,128	23,924
Short-term borrowings	**7,699**	(6,231)	11,308
Long-term debt:			
Proceeds from issuance	**27,695**	11,687	3,489
Repayment	**(28,093)**	(50,555)	(63,317)
Preferred stock:			
Proceeds from issuance	**1,377**	2,501	-
Cash dividends paid	**(892)**	(844)	(737)
Common stock:			
Proceeds from issuance	**2,091**	1,296	1,375
Repurchased	**(3,918)**	(2,416)	(91)
Cash dividends paid	**(4,565)**	(2,537)	(1,045)
Common stock warrants repurchased	**(1)**	(2)	(545)
Excess tax benefits related to stock option payments	**226**	79	98
Net change in noncontrolling interests	**(611)**	(331)	(592)
Net cash provided (used) by financing activities	**83,770**	24,775	(26,133)
Net change in cash and due from banks	**2,420**	3,396	(11,036)
Cash and due from banks at beginning of year	**19,440**	16,044	27,080
Cash and due from banks at end of year	**$ 21,860**	19,440	16,044
Supplemental cash flow disclosures:			
Cash paid for interest	**$ 5,245**	7,011	8,307
Cash paid for income taxes	**8,024**	4,875	1,187

The accompanying notes are an integral part of these statements. See Note 1 for noncash activities.

See the Glossary of Acronyms at the end of this Report for terms used throughout the Financial Statements and related Notes of this Form 10-K.

Note 1: Summary of Significant Accounting Policies

Wells Fargo & Company is a diversified financial services company. We provide banking, insurance, trust and investments, mortgage banking, investment banking, retail banking, brokerage, and consumer and commercial finance through banking stores, the internet and other distribution channels to consumers, businesses and institutions in all 50 states, the District of Columbia, and in foreign countries. When we refer to "Wells Fargo," "the Company," "we," "our" or "us," we mean Wells Fargo & Company and Subsidiaries (consolidated). Wells Fargo & Company (the Parent) is a financial holding company and a bank holding company. We also hold a majority interest in a real estate investment trust, which has publicly traded preferred stock outstanding.

Our accounting and reporting policies conform with U.S. generally accepted accounting principles (GAAP) and practices in the financial services industry. To prepare the financial statements in conformity with GAAP, management must make estimates based on assumptions about future economic and market conditions (for example, unemployment, market liquidity, real estate prices, etc.) that affect the reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting period and the related disclosures. Although our estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Management has made significant estimates in several areas, including allowance for credit losses and purchased credit-impaired (PCI) loans (Note 6), valuations of residential mortgage servicing rights (MSRs) (Notes 8 and 9) and financial instruments (Note 17), liability for mortgage loan repurchase losses (Note 9) and income taxes (Note 21). Actual results could differ from those estimates.

Accounting Standards Adopted in 2012

In first quarter 2012, we adopted the following new accounting guidance:

- ASU 2011-05, *Presentation of Comprehensive Income;*
- ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05;*
- ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs;* and
- ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreements.*

ASU 2011-05 eliminates the option for companies to include the components of other comprehensive income in the statement of changes in stockholders' equity. This Update requires entities to present the components of comprehensive income in either a single statement or in two separate statements, with the statement of other comprehensive income (OCI) immediately following the statement of income. This Update also requires companies to present amounts reclassified out of OCI and into net income on the face of the statement of income. In December 2011, the FASB issued **ASU 2011-12**, which deferred the requirement to present reclassification adjustments on the statement of income. In January 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* This guidance requires supplemental disclosures for significant amounts reclassified out of accumulated other comprehensive income and is effective for us in first quarter 2013 with prospective application. We adopted the remaining provisions of ASU 2011-05 in first quarter 2012 with retrospective application. This Update did not affect our consolidated financial results as it amends only the presentation of comprehensive income.

ASU 2011-04 modifies accounting guidance and expands existing disclosure requirements for fair value measurements. This Update clarifies how fair values should be measured for instruments classified in stockholders' equity and under what circumstances premiums and discounts should be applied in fair value measurements. This Update also permits entities to measure fair value on a net basis for financial instruments that are managed based on net exposure to market risks and/or counterparty credit risk. ASU 2011-04 requires new disclosures for financial instruments classified as Level 3, including: 1) quantitative information about unobservable inputs used in measuring fair value, 2) qualitative discussion of the sensitivity of fair value measurements to changes in unobservable inputs, and 3) a description of valuation processes used. This Update also requires disclosure of fair value levels for financial instruments that are not recorded at fair value but for which fair value is required to be disclosed. We adopted this guidance in first quarter 2012 with prospective application, resulting in expanded fair value disclosures. The measurement clarifications of this Update did not have a material effect on our consolidated financial statements.

ASU 2011-03 amends the criteria companies use to determine if repurchase and similar agreements should be accounted for as sales or financings. Specifically, this Update removes the criterion for transferors to have the ability to meet contractual obligations through collateral maintenance provisions, even if transferees fail to return transferred assets pursuant to the agreements. We adopted this guidance in first quarter 2012 with prospective application to new transactions and existing transactions modified on or after January 1, 2012. This Update did not have a material effect on our consolidated financial statements.

In third quarter 2012, we early adopted Accounting Standards Update (ASU or Update) 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment.*

ASU 2012-02 provides entities with the option to perform a qualitative assessment of indefinite-lived intangible assets to test for impairment. If, based on qualitative reviews, a company concludes it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the company must complete quantitative steps to determine if the asset is impaired. If a company concludes otherwise, quantitative tests are not required. Our adoption of this Update did not affect our consolidated financial statements.

Accounting Standards with Retrospective Application

The following accounting pronouncements have been issued by the FASB but are not yet effective:

- Accounting Standards Update (ASU or Update) 2011-11, *Disclosures about Offsetting Assets and Liabilities;* and
- ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.*

ASU 2011-11 expands the disclosure requirements for certain financial instruments and derivatives that are subject to enforceable master netting agreements or similar arrangements. The disclosures are required regardless of whether the instruments have been offset (or netted) in the statement of financial position. Under ASU 2011-11, companies must describe the nature of offsetting arrangements and provide quantitative information about those agreements, including the gross and net amounts of financial instruments that are recognized in the statement of financial position. In January 2013, the FASB issued **ASU 2013-01**, which clarifies the scope of ASU 2011-11 by limiting the disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent they are subject to an enforceable master netting or similar arrangement. These changes are effective for us in first quarter 2013 with retrospective application. The Updates will not affect our consolidated financial results since they amend only the disclosure requirements for offsetting financial instruments.

Consolidation

Our consolidated financial statements include the accounts of the Parent and our majority-owned subsidiaries and VIEs (defined below) in which we are the primary beneficiary. Significant intercompany accounts and transactions are eliminated in consolidation. If we own at least 20% of an entity, we generally account for the investment using the equity method. If we own less than 20% of an entity, we generally carry the investment at cost, except marketable equity securities, which we carry at fair value with changes in fair value included in OCI. Investments accounted for under the equity or cost method are included in other assets.

We are a variable interest holder in certain special-purpose entities (SPEs) in which equity investors do not have the characteristics of a controlling financial interest or where the entity does not have enough equity at risk to finance its activities without additional subordinated financial support from other parties (referred to as VIEs). Our variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity's net assets. We consolidate a VIE if we are the primary beneficiary, defined as the party that that has both the power to direct the activities that most significantly impact the VIE and a variable interest that could potentially be significant to the VIE. A variable interest is a contractual, ownership or other interest that changes with changes in the fair value of the VIE's net assets. To determine whether or not a variable interest we hold could potentially be significant to the VIE, we consider both qualitative and quantitative factors regarding the nature, size and form of our involvement with the VIE. We assess whether or not we are the primary beneficiary of a VIE on an on-going basis.

Cash and Due From Banks

Cash and cash equivalents include cash on hand, cash items in transit, and amounts due from the Federal Reserve Bank and other depository institutions.

Trading Assets

Trading assets are primarily securities, including corporate debt, U.S. government agency obligations and other securities that we acquire for short-term appreciation or other trading purposes, and the fair value of derivatives held for customer accommodation purposes or risk mitigation and hedging. Interest-only strips and other retained interests in securitizations that can be contractually prepaid or otherwise settled in a way that the holder would not recover substantially all of its recorded investment are classified as trading assets. Trading assets are carried at fair value, with interest and dividend income recorded in interest income and realized and unrealized gains and losses recorded in noninterest income. Periodic cash settlements on derivatives and other trading assets are recorded in noninterest income.

Investments

SECURITIES AVAILABLE FOR SALE Debt securities that we might not hold until maturity and marketable equity securities are classified as securities available for sale and reported at fair value. Unrealized gains and losses, after applicable income taxes, are reported in cumulative OCI. Fair value measurement is based upon quoted prices in active markets, if available. If quoted prices in active markets are not available, fair values are measured using pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions and market liquidity. See Note 17 for more information on fair value measurement of our securities.

We conduct other-than-temporary impairment (OTTI) analysis on a quarterly basis or more often if a potential loss-triggering event occurs. The initial indicator of OTTI for both debt and equity securities is a decline in fair market value below the amount recorded for an investment and the severity and duration of the decline.

For a debt security for which there has been a decline in the fair value below amortized cost basis, we recognize OTTI if we (1) have the intent to sell the security, (2) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, or (3) we do not expect to recover the entire amortized cost basis of the security.

Estimating recovery of the amortized cost basis of a debt security is based upon an assessment of the cash flows expected to be collected. If the cash flows expected to be collected are less than amortized cost, OTTI is considered to have occurred. In performing an assessment of the cash flows expected to be collected, we consider all relevant information including:

- the length of time and the extent to which the fair value has been less than the amortized cost basis;
- the historical and implied volatility of the fair value of the security;
- the cause of the price decline, such as the general level of interest rates or adverse conditions specifically related to the security, an industry or a geographic area;
- the issuer's financial condition, near-term prospects and ability to service the debt;
- the payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future;
- for asset-backed securities, the credit performance of the underlying collateral, including delinquency rates, level of non-performing assets, cumulative losses to date, collateral value and the remaining credit enhancement compared with expected credit losses;
- any change in rating agencies' credit ratings at evaluation date from acquisition date and any likely imminent action;
- independent analyst reports and forecasts, sector credit ratings and other independent market data; and
- recoveries or additional declines in fair value subsequent to the balance sheet date.

If we intend to sell the security, or if it is more likely than not we will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the entire difference between the amortized cost basis and fair value of the security. For debt securities that are considered other-than-temporarily impaired that we do not intend to sell or it is more likely than not that we will not be required to sell before recovery, the OTTI write-down is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in OCI. The measurement of the credit loss component is equal to the difference between the debt security's cost basis and the present value of its expected future cash flows discounted at the security's effective yield. The remaining difference between the security's fair value and the present value of future expected cash flows is due to factors that are not credit-related and, therefore, are recognized in OCI. We believe that we will fully collect the carrying value of securities on which we have recorded a non-credit-related impairment in OCI.

We hold investments in perpetual preferred securities (PPS) that are structured in equity form, but have many of the characteristics of debt instruments, including periodic cash flows in the form of dividends, call features, ratings that are similar to debt securities and pricing like long-term callable bonds.

Because of the hybrid nature of these securities, we evaluate PPS for OTTI using a model similar to the model we use for debt securities as described above. Among the factors we consider in our evaluation of PPS are whether there is any evidence of deterioration in the credit of the issuer as indicated by a decline in cash flows or a rating agency downgrade to below investment grade and the estimated recovery period. Additionally, in determining if there was evidence of credit deterioration, we evaluate: (1) the severity of decline in market value below cost, (2) the period of time for which the decline in fair value has existed, and (3) the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer. We consider PPS to be other-than-temporarily impaired if cash flows expected to be collected are insufficient to recover our investment or if we no longer believe the security will recover within the estimated recovery period. OTTI write-downs of PPS are recognized in earnings equal to the difference between the cost basis and fair value of the security. Based upon the factors considered in our OTTI evaluation, we believe our investments in PPS currently rated investment grade will be fully realized and, accordingly, have not recognized OTTI on such securities.

For marketable equity securities other than PPS, OTTI evaluations focus on whether evidence exists that supports recovery of the unrealized loss within a timeframe consistent with temporary impairment. This evaluation considers the severity of and length of time fair value is below cost, our intent and ability to hold the security until forecasted recovery of the fair value of the security, and the investee's financial condition, capital strength, and near-term prospects.

The securities portfolio is an integral part of our asset/liability management process. We manage these investments to provide liquidity, manage interest rate risk and maximize portfolio yield within capital risk limits approved by management and the Board of Directors and monitored by the Corporate Asset/Liability Management Committee (Corporate ALCO). We recognize realized gains and losses on the sale of these securities in noninterest income using the specific identification method.

Unamortized premiums and discounts are recognized in interest income over the contractual life of the security using the interest method. As principal repayments are received on securities (i.e., primarily mortgage-backed securities (MBS)) a proportionate amount of the related premium or discount is recognized in income so that the effective interest rate on the remaining portion of the security continues unchanged.

NONMARKETABLE EQUITY INVESTMENTS Nonmarketable equity investments include low income housing tax credit investments, venture capital equity securities that are not publicly traded and securities acquired for various purposes, such as to meet regulatory requirements (for example, Federal Reserve Bank and Federal Home Loan Bank (FHLB) stock). These investments are accounted for under the cost or equity method and are included in other assets. We review those assets accounted for under the cost or equity method at least quarterly for possible OTTI. Our review typically includes an analysis of the facts and circumstances of each investment, the expectations for the investment's cash flows and capital needs, the viability of its business model and our exit strategy. We reduce the asset value when we consider declines in value to be other than temporary. We recognize the estimated loss as a loss from equity investments in noninterest income.

Securities Purchased and Sold Agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are accounted for as collateralized financing transactions and are recorded at the acquisition or sale price plus accrued interest. It is our policy to take possession of securities purchased under resale agreements, which are primarily U.S. Government and Government agency securities. We monitor the market value of securities purchased and sold, and obtain collateral from or return it to counterparties when appropriate. These financing transactions do not create material credit risk given the collateral provided and the related monitoring process.

Mortgages and Loans Held for Sale
Mortgages held for sale (MHFS) include commercial and residential mortgages originated for sale and securitization in the secondary market, which is our principal market, or for sale as whole loans. We elect the fair value option for substantially all residential MHFS (see Note 17). The remaining residential MHFS are held at the lower of cost or market value (LOCOM), and are valued on an aggregate portfolio basis. Commercial MHFS are held at LOCOM and are valued on an individual loan basis.

Loans held for sale (LHFS) are carried at LOCOM or at fair value. Generally, consumer loans are valued on an aggregate portfolio basis, and commercial loans are valued on an individual loan basis.

Gains and losses on MHFS are recorded in mortgage banking noninterest income. Gains and losses on LHFS are recorded in other noninterest income. Direct loan origination costs and fees for MHFS and LHFS under fair value option are recognized in income at origination. For MHFS and LHFS recorded at LOCOM, loan costs and fees are deferred at origination and are recognized in income at time of sale. Interest income on MHFS and LHFS is calculated based upon the note rate of the loan and is recorded to interest income.

Our lines of business are authorized to originate held-for-investment loans that meet or exceed established loan product profitability criteria, including minimum positive net interest margin spreads in excess of funding costs. When a determination is made at the time of commitment to originate loans as held for investment, it is our intent to hold these loans to maturity or for the "foreseeable future," subject to periodic review under our corporate asset/liability management process. In determining the "foreseeable future" for these loans, management considers (1) the current economic environment and market conditions, (2) our business strategy and current business plans, (3) the nature and type of the loan receivable, including its expected life, and (4) our current financial condition and liquidity demands. Consistent with our core banking business of managing the spread between the yield on our assets and the cost of our funds, loans are periodically reevaluated to determine if our minimum net interest margin spreads continue to meet our profitability objectives. If subsequent changes in interest rates significantly impact the ongoing profitability of certain loan products, we may subsequently change our intent to hold these loans, and we would take actions to sell such loans in response to the Corporate ALCO directives to reposition our balance sheet because of the changes in interest rates. These directives identify both the type of loans to be sold and the weighted average coupon rate of such loans no longer meeting our ongoing investment criteria. Upon the issuance of such directives, we immediately transfer these loans to the MHFS portfolio at LOCOM.

Loans
Loans are reported at their outstanding principal balances net of any unearned income, cumulative charge-offs, unamortized deferred fees and costs on originated loans and unamortized premiums or discounts on purchased loans. PCI loans are reported net of any remaining purchase accounting adjustments. See the "Purchased Credit-Impaired Loans" section in this Note for our accounting policy for PCI loans.

Unearned income, deferred fees and costs, and discounts and premiums are amortized to interest income over the contractual life of the loan using the interest method. Loan commitment fees are generally deferred and amortized into noninterest income on a straight-line basis over the commitment period.

Loans also include direct financing leases that are recorded at the aggregate of minimum lease payments receivable plus the estimated residual value of the leased property, less unearned income. Leveraged leases, which are a form of direct financing leases, are recorded net of related nonrecourse debt. Leasing income is recognized as a constant percentage of outstanding lease financing balances over the lease terms in interest income.

NONACCRUAL AND PAST DUE LOANS We generally place loans on nonaccrual status when:

- the full and timely collection of interest or principal becomes uncertain (generally based on an assessment of the borrower's financial condition and the adequacy of collateral, if any);
- they are 90 days (120 days with respect to real estate 1-4 family first and junior lien mortgages) past due for interest or principal, unless both well-secured and in the process of collection;
- part of the principal balance has been charged off (including loans discharged in bankruptcy);
- effective first quarter 2012, for junior lien mortgages, we have evidence that the related first lien mortgage may be 120 days past due or in the process of foreclosure regardless of the junior lien delinquency status; or
- effective third quarter 2012, performing consumer loans are discharged in bankruptcy, regardless of their delinquency status.

PCI loans are written down at acquisition to fair value using an estimate of cash flows deemed to be collectible. Accordingly, such loans are no longer classified as nonaccrual even though they may be contractually past due because we expect to fully collect the new carrying values of such loans (that is, the new cost basis arising out of purchase accounting).

When we place a loan on nonaccrual status, we reverse the accrued unpaid interest receivable against interest income and amortization of any net deferred fees is suspended. If the ultimate collectability of the recorded loan balance is in doubt on a nonaccrual loan, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Generally, we return a loan to accrual status when all delinquent interest and principal become current under the terms of the loan agreement and collectability of remaining principal and interest is no longer doubtful.

For modified loans, we re-underwrite at the time of a restructuring to determine if there is sufficient evidence of sustained repayment capacity based on the borrower's financial strength, including documented income, debt to income ratios and other factors. If the borrower has demonstrated performance under the previous terms and the underwriting process shows the capacity to continue to perform under the restructured terms, the loan will generally remain in accruing status. When a loan classified as a TDR performs in accordance with its modified terms, the loan either continues to accrue interest (for performing loans) or will return to accrual status after the borrower demonstrates a sustained period of performance (generally six consecutive months of payments, or equivalent, inclusive of consecutive payments made prior to the modification). Loans will be placed on nonaccrual status and a corresponding charge-off is recorded if we believe it is probable that principal and interest contractually due under the modified terms of the agreement will not be collectible.

Our loans are considered past due when contractually required principal or interest payments have not been made on the due dates.

LOAN CHARGE-OFF POLICIES For commercial loans, we generally fully charge off or charge down to net realizable value (fair value of collateral, less estimated costs to sell) for loans secured by collateral when:

- management judges the loan to be uncollectible;
- repayment is deemed to be protracted beyond reasonable time frames;
- the loan has been classified as a loss by either our internal loan review process or our banking regulatory agencies;
- the customer has filed bankruptcy and the loss becomes evident owing to a lack of assets; or
- the loan is 180 days past due unless both well-secured and in the process of collection.

For consumer loans, we fully charge off or charge down to net realizable value when deemed uncollectible due to bankruptcy or other factors, or no later than reaching a defined number of days past due, as follows:

- 1-4 family first and junior lien mortgages – We generally charge down to net realizable value when the loan is 180 days past due.
- Auto loans – We generally fully charge off when the loan is 120 days past due.
- Credit card loans – We generally fully charge off when the loan is 180 days past due.
- Unsecured loans (closed end) – We generally charge off when the loan is 120 days past due.
- Unsecured loans (open end) – We generally charge off when the loan is 180 days past due.
- Other secured loans – We generally fully or partially charge down to net realizable value when the loan is 120 days past due.

We implemented the guidance in the Office of the Comptroller of the Currency (OCC) update to Bank Accounting Advisory Series (OCC guidance) issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be written down to net realizable value and classified as nonaccrual troubled debt restructurings (TDRs), regardless of their delinquency status.

IMPAIRED LOANS We consider a loan to be impaired when, based on current information and events, we determine that we will not be able to collect all amounts due according to the loan contract, including scheduled interest payments. This evaluation is generally based on delinquency information, an assessment of the borrower's financial condition and the adequacy of collateral, if any. Our impaired loans predominantly include loans on nonaccrual status for commercial and industrial, commercial real estate (CRE), foreign loans and any loans modified in a TDR, on both accrual and nonaccrual status.

When we identify a loan as impaired, we measure the impairment based on the present value of expected future cash flows, discounted at the loan's effective interest rate. When collateral is the sole source of repayment for the loan, we may measure impairment based on the fair value of the collateral. If foreclosure is probable, we use the current fair value of the collateral less estimated selling costs, instead of discounted cash flows.

If we determine that the value of an impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), we recognize impairment. When the value of an impaired loan is calculated by discounting expected cash flows, interest income is recognized using the loan's effective interest rate over the remaining life of the loan.

TROUBLED DEBT RESTRUCTURINGS (TDRs) In situations where, for economic or legal reasons related to a borrower's financial difficulties, we grant a concession for other than an insignificant period of time to the borrower that we would not otherwise consider, the related loan is classified as a TDR. These modified terms may include rate reductions, principal forgiveness, term extensions, payment forbearance and other actions intended to minimize our economic loss and to avoid foreclosure or repossession of the collateral. For modifications where we forgive principal, the entire amount of such principal forgiveness is immediately charged off. Loans classified as TDRs, including loans in trial payment periods (trial modifications), are considered impaired loans.

PURCHASED CREDIT-IMPAIRED (PCI) LOANS Loans acquired with evidence of credit deterioration since their origination and where it is probable that we will not collect all contractually required principal and interest payments are PCI loans. PCI loans are recorded at fair value at the date of acquisition, and the historical allowance for credit losses related to these loans is not carried over. Some loans that otherwise meet the definition as credit-impaired are specifically excluded from the PCI loan portfolios, such as revolving loans where the borrower still has revolving privileges.

Evidence of credit quality deterioration as of the purchase date may include statistics such as past due and nonaccrual status, commercial risk ratings, recent borrower credit scores and recent loan-to-value percentages. Generally, acquired loans that meet our definition for nonaccrual status are considered to be credit-impaired.

Substantially all commercial and industrial, CRE and foreign PCI loans are accounted for as individual loans. Conversely, consumer PCI loans have been aggregated into pools based on common risk characteristics. Each pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

Accounting for PCI loans involves estimating fair value, at acquisition, using the principal and interest cash flows expected to be collected discounted at the prevailing market rate of interest. The excess of cash flows expected to be collected over the carrying value (estimated fair value at acquisition date) is referred to as the accretable yield and is recognized in interest income using an effective yield method over the remaining life of the loan, or pool of loans, in situations where there is a reasonable expectation about the timing and amount of cash flows to be collected. The difference between contractually required payments and the cash flows expected to be collected at acquisition, considering the impact of prepayments, is referred to as the nonaccretable difference.

Subsequent to acquisition, we regularly evaluate our estimates of cash flows expected to be collected. If we have probable decreases in cash flows expected to be collected (other than due to decreases in interest rate indices and changes in prepayment assumptions), we charge the provision for credit losses, resulting in an increase to the allowance for loan losses. If we have probable and significant increases in cash flows expected to be collected, we first reverse any previously established allowance for loan losses and then increase interest income as a prospective yield adjustment over the remaining life of the loan, or pool of loans. Estimates of cash flows are impacted by changes in interest rate indices for variable rate loans and prepayment assumptions, both of which are treated as prospective yield adjustments included in interest income.

Resolutions of loans may include sales of loans to third parties, receipt of payments in settlement with the borrower, or foreclosure of the collateral. For individual PCI loans, gains or losses on sales to third parties are included in noninterest income, and gains or losses as a result of a settlement with the borrower are included in interest income. Our policy is to remove an individual loan from a pool based on comparing the amount received from its resolution with its contractual amount. Any difference between these amounts is absorbed by the nonaccretable difference for the entire pool. This removal method assumes that the amount received from resolution approximates pool performance expectations. The remaining accretable yield balance is unaffected and any material change in remaining effective yield caused by this removal method is addressed by our quarterly cash flow evaluation process for each pool. For loans that are resolved by payment in full, there is no release of the nonaccretable difference for the pool because there is no difference between the amount received at resolution and the contractual amount of the loan. Modified PCI loans are not removed from a pool even if those loans would otherwise be deemed TDRs. Modified PCI loans that are accounted for individually are considered TDRs, and removed from PCI accounting if there has been a concession granted in excess of the original nonaccretable difference. We include these TDRs in our impaired loans.

FORECLOSED ASSETS Foreclosed assets obtained through our lending activities primarily include real estate. Generally, loans have been written down to their net realizable value prior to foreclosure. Any further reduction to their net realizable value is recorded with a charge to the allowance for credit losses at foreclosure. We allow up to 90 days after foreclosure to finalize determination of net realizable value. Thereafter, changes in net realizable value are recorded to noninterest expense. The net realizable value of these assets is reviewed and updated periodically depending on the type of property.

ALLOWANCE FOR CREDIT LOSSES (ACL) The allowance for credit losses is management's estimate of credit losses inherent in the loan portfolio, including unfunded credit commitments, at the balance sheet date. We have an established process to determine the appropriateness of the allowance for credit losses that assesses the losses inherent in our portfolio and related unfunded credit commitments. While we attribute portions of the allowance to our respective commercial and consumer portfolio segments, the entire allowance is available to absorb credit losses inherent in the total loan portfolio and unfunded credit commitments.

Our process involves procedures to appropriately consider the unique risk characteristics of our commercial and consumer loan portfolio segments. For each portfolio segment, losses are estimated collectively for groups of loans with similar characteristics, individually or pooled for impaired loans or, for PCI loans, based on the changes in cash flows expected to be collected.

Our allowance levels are influenced by loan volumes, loan grade migration or delinquency status, historic loss experience influencing loss factors, and other conditions influencing loss expectations, such as economic conditions.

COMMERCIAL PORTFOLIO SEGMENT ACL METHODOLOGY Generally, commercial loans are assessed for estimated losses by grading each loan using various risk factors as identified through periodic reviews. We apply historic grade-specific loss factors to the aggregation of each funded grade pool. These historic loss factors are also used to estimate losses for unfunded credit commitments. In the development of our statistically derived loan grade loss factors, we observe historical losses over a relevant period for each loan grade. These loss estimates are adjusted as appropriate based on additional analysis of long-term average loss experience compared to previously forecasted losses, external loss data or other risks identified from current economic conditions and credit quality trends.

The allowance also includes an amount for the estimated impairment on nonaccrual commercial loans and commercial loans modified in a TDR, whether on accrual or nonaccrual status.

CONSUMER PORTFOLIO SEGMENT ACL METHODOLOGY For consumer loans, not identified as a TDR, we determine the allowance predominantly on a collective basis utilizing forecasted losses to represent our best estimate of inherent loss. We pool loans, generally by product types with similar risk characteristics, such as residential real estate mortgages and credit cards. As appropriate and to achieve greater accuracy, we may further stratify selected portfolios by sub-product, origination channel, vintage, loss type, geographic location and other predictive characteristics. Models designed for each pool are utilized to develop the loss estimates. We use assumptions for these pools in our forecast models, such as historic delinquency and default, loss severity, home price trends, unemployment trends, and other key economic variables that may influence the frequency and severity of losses in the pool.

In determining the appropriate allowance attributable to our residential mortgage portfolio, we take into consideration portfolios determined to be at elevated risk, such as junior lien mortgages behind delinquent first lien mortgages and junior lien lines of credit subject to near term significant payment increases. We incorporate the default rates and high severity of loss for these higher risk portfolios including the impact of our established loan modification programs. When modifications occur or are probable to occur, our allowance considers the impact of these modifications, taking into consideration the associated credit cost, including re-defaults of modified loans and projected loss severity. Accordingly, the loss content associated with the effects of existing and probable loan modifications and higher risk portfolios has been captured in our allowance methodology.

We separately estimate impairment for consumer loans that have been modified in a TDR (including trial modifications), whether on accrual or nonaccrual status.

OTHER ACL MATTERS The allowance for credit losses for both portfolio segments includes an amount for imprecision or uncertainty that may change from period to period. This amount represents management's judgment of risks inherent in the processes and assumptions used in establishing the allowance. This imprecision considers economic environmental factors, modeling assumptions and performance, process risk, and other subjective factors, including industry trends and risk assessments for our commitments to regulatory and government agencies regarding settlements of mortgage foreclosure-related matters.

Securitizations and Beneficial Interests

In certain asset securitization transactions that meet the applicable criteria to be accounted for as a sale, assets are sold to an entity referred to as an SPE, which then issues beneficial interests in the form of senior and subordinated interests collateralized by the assets. In some cases, we may retain beneficial interests issued by the entity. Additionally, from time to time, we may also re-securitize certain assets in a new securitization transaction.

The assets and liabilities transferred to an SPE are excluded from our consolidated balance sheet if the transfer qualifies as a sale and we are not required to consolidate the SPE.

For transfers of financial assets recorded as sales, we recognize and initially measure at fair value all assets obtained (including beneficial interests) and liabilities incurred. We record a gain or loss in noninterest income for the difference between the carrying amount and the fair value of the assets sold. Fair values are based on quoted market prices, quoted market prices for similar assets, or if market prices are not available, then the fair value is estimated using discounted cash flow analyses with assumptions for credit losses, prepayments and discount rates that are corroborated by and verified against market observable data, where possible. Retained interests from securitizations with off-balance sheet entities, including SPEs and VIEs where we are not the primary beneficiary, are classified as available for sale securities, trading account assets or loans, and are accounted for as described herein.

Mortgage Servicing Rights (MSRs)

We recognize the rights to service mortgage loans for others, or MSRs, as assets whether we purchase the MSRs or the MSRs result from a sale or securitization of loans we originate (asset transfers). We initially record all of our MSRs at fair value. Subsequently, residential loan MSRs are carried at fair value. All of our MSRs related to our commercial mortgage loans are subsequently measured at LOCOM.

We base the fair value of MSRs on the present value of estimated future net servicing income cash flows. We estimate future net servicing income cash flows with assumptions that market participants would use to estimate fair value, including estimates of prepayment speeds (which are influenced by changes in mortgage interest rates and borrower behavior, including estimates for borrower default), discount rates, cost to service (including delinquency and foreclosure costs), escrow account earnings, contractual servicing fee income, ancillary income and late fees. Our valuation approach is validated by our internal valuation model validation group and our valuation estimates are periodically benchmarked to third party appraisals on a quarterly basis.

Changes in the fair value of MSRs occur primarily due to the collection/realization of expected cash flows, as well as changes in valuation inputs and assumptions. For MSRs carried at fair value, changes in fair value are reported in noninterest income in the period in which the change occurs. MSRs subsequently measured at LOCOM are amortized in proportion to, and over the period of, estimated net servicing income. The amortization of MSRs is reported in noninterest income, analyzed monthly and adjusted to reflect changes in prepayment speeds, as well as other factors.

MSRs accounted for at LOCOM are periodically evaluated for impairment based on the fair value of those assets. For purposes of impairment evaluation and measurement, we stratify MSRs based on the predominant risk characteristics of the underlying loans, including investor and product type. If, by individual stratum, the carrying amount of these MSRs exceeds fair value, a valuation reserve is established. The valuation reserve is adjusted as the fair value changes.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Capital leases, where we are the lessee, are included in premises and equipment at the capitalized amount less accumulated amortization.

We primarily use the straight-line method of depreciation and amortization. Estimated useful lives range up to 40 years for buildings, up to 10 years for furniture and equipment, and the shorter of the estimated useful life or lease term for leasehold improvements. We amortize capitalized leased assets on a straight-line basis over the lives of the respective leases.

Goodwill and Identifiable Intangible Assets

Goodwill is recorded in business combinations under the purchase method of accounting when the purchase price is higher than the fair value of net assets, including identifiable intangible assets.

We assess goodwill for impairment at a reporting unit level on an annual basis or more frequently in certain circumstances. We have determined that our reporting units are one level below the operating segments. We have the option of performing a qualitative assessment of goodwill. We may also elect to bypass the qualitative test and proceed directly to a quantitative test. We initially perform a qualitative assessment of goodwill to test for impairment. If, based on our qualitative review, we conclude that more likely than not a reporting unit's fair value is less than its carrying amount, then we complete quantitative steps as described below to determine if there is goodwill impairment. If we conclude that a reporting unit's fair value is not less than its carrying amount, quantitative tests are not required. We assess goodwill for impairment on a reporting unit level and apply various quantitative valuation methodologies when required to compare the estimated fair value to the carrying value of each reporting unit. Valuation methodologies include discounted cash flow and earnings multiple approaches. If the fair value is less than the carrying amount, an additional test is required to measure the amount of impairment. We recognize impairment losses as a charge to noninterest expense (unless related to discontinued operations) and an adjustment to the carrying value of the goodwill asset. Subsequent reversals of goodwill impairment are prohibited.

We amortize core deposit and other customer relationship intangibles on an accelerated basis over useful lives not exceeding 10 years. We review such intangibles for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future net cash flows is less than the carrying value of the asset. Impairment is permanently recognized by writing down the asset to the extent that the carrying value exceeds the estimated fair value.

Operating Lease Assets

Operating lease rental income for leased assets is recognized in other income on a straight-line basis over the lease term. Related depreciation expense is recorded on a straight-line basis over the estimated useful life, considering the estimated residual value of the leased asset. The useful life may be adjusted to the term of the lease depending on our plans for the asset after the lease term. On a periodic basis, leased assets are reviewed for impairment. Impairment loss is recognized if the carrying amount of leased assets exceeds fair value and is not recoverable. The carrying amount of leased assets is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the lease payments and the estimated residual value upon the eventual disposition of the equipment.

Liability for Mortgage Loan Repurchase Losses

We sell residential mortgage loans to various parties, including (1) Freddie Mac and Fannie Mae (government-sponsored entities (GSEs)), which include the mortgage loans in GSE-guaranteed mortgage securitizations, (2) special purpose entities that issue private label MBS, and (3) other financial institutions that purchase mortgage loans for investment or private label securitization. In addition, we pool Federal Housing Administration (FHA)-insured and Department of Veterans Affairs (VA)-guaranteed mortgage loans, which back securities guaranteed by the Government National Mortgage Association (GNMA).

We may be required to repurchase mortgage loans, indemnify the securitization trust, investor or insurer, or reimburse the securitization trust, investor or insurer for credit losses incurred on loans (collectively "repurchase") in the event of a breach of specified contractual representations or warranties that are not remedied within a period (usually 90 days or less) after we receive notice of the breach. Our loan sale contracts to private investors (non-GSE) typically contain an additional provision where we would only be required to repurchase securitized loans if a breach is deemed to have a material and adverse effect on the value of the mortgage loan or to the investors or interests of security holders in the mortgage loan.

We establish mortgage repurchase liabilities related to various representations and warranties that reflect management's estimate of losses for loans for which we could have a repurchase obligation, whether or not we currently service those loans, based on a combination of factors. Such factors include default expectations, expected investor repurchase demands (influenced by current and expected mortgage loan file requests and mortgage insurance rescission notices, as well as estimated demand to default and file request relationships) and appeals success rates (where the investor rescinds the demand based on a cure of the defect or acknowledges that the loan satisfies the investor's applicable representations and warranties), reimbursement by correspondent and other third party originators, and projected loss severity. We establish a liability at the time loans are sold and continually update our liability estimate during their life. Although activity can vary by investor, investors may demand repurchase at any time and there is often a lag from the date of default to the time we receive a repurchase demand. This lag has lengthened as some investor audit reviews, particularly by the GSEs, have changed to reopen or expand reviews on previously defaulted populations. Accordingly, the majority of repurchase demands continue to be on loans that default in the first 24 to 36 months following origination of the mortgage loan.

The liability for mortgage loan repurchase losses is included in other liabilities. For additional information on our repurchase liability, see Note 9.

Pension Accounting

We account for our defined benefit pension plans using an actuarial model. Two principal assumptions in determining net periodic pension cost are the discount rate and the expected long term rate of return on plan assets.

A discount rate is used to estimate the present value of our future pension benefit obligations. We use a consistent methodology to determine the discount rate that is based on an established yield curve methodology. This methodology incorporates a broad group of top quartile Aa bonds consisting of approximately 325-350 bonds. The discount rate is determined by matching this yield curve with the timing and amounts of the expected benefit payments for our plans.

Our determination of the reasonableness of our expected long-term rate of return on plan assets is highly quantitative by nature. We evaluate the current asset allocations and expected returns under two sets of conditions: projected returns using several forward-looking capital market assumptions, and historical returns for the main asset classes dating back to 1970 or the earliest period for which historical data was readily available for the asset classes included. Using long term historical data allows us to capture multiple economic environments, which we believe is relevant when using historical returns. We place greater emphasis on the forward-looking return and risk assumptions than on historical results. We use the resulting projections to derive a base line expected rate of return and risk level for the Cash Balance Plans' prescribed asset mix. We evaluate the portfolio based on: (1) the established target asset allocations over short term (one-year) and longer term (ten-year) investment horizons, and (2) the range of potential outcomes over these horizons within specific standard deviations. We perform the above analyses to assess the reasonableness of our expected long-term rate of return on plan assets. We consider the expected rate of return to be a long-term average view of expected returns. The use of an expected long term rate of return on plan assets may cause us to recognize pension income returns that are greater or less than the actual returns of plan assets in any given year. Differences between expected and actual returns in each year, if any, are included in our net actuarial gain or loss amount, which is recognized in OCI. We generally amortize net actuarial gain or loss in excess of a 5% corridor from accumulated OCI into net periodic pension cost over the estimated average remaining participation period, which at December 31, 2012, is 16 years. See Note 20 for additional information on our pension accounting.

Income Taxes

We file consolidated and separate company federal income tax returns, foreign tax returns and various combined and separate company state tax returns.

We evaluate two components of income tax expense: current and deferred. Current income tax expense represents our estimated taxes to be paid or refunded for the current period and includes income tax expense related to our uncertain tax positions. We determine deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is "more likely than not." Uncertain tax positions that meet the more likely than not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the largest amount of benefit that management believes has a greater than 50% likelihood of realization upon settlement. Tax benefits not meeting our realization criteria represent unrecognized tax benefits. Foreign taxes paid are generally applied as credits to reduce federal income taxes payable. We account for interest and penalties as a component of income tax expense.

Stock-Based Compensation

We have stock-based employee compensation plans as more fully discussed in Note 19. Our Long-Term Incentive Compensation Plan provides for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, RSRs, performance share awards and stock awards without restrictions. We measure the cost of employee services received in exchange for an award of equity instruments, such as stock options, restricted share rights (RSRs) or performance shares, based on the fair value of the award on the grant date. The cost is normally recognized in our income statement over the vesting period of the award; awards with graded vesting are expensed on a straight line method. Awards that continue to vest after retirement are expensed over the shorter of the period of time between the grant date and the final vesting period or between the grant date and when a team member becomes retirement eligible; awards to team members who are retirement eligible at the grant date are subject to immediate expensing upon grant.

Earnings Per Common Share

We compute earnings per common share by dividing net income (after deducting dividends on preferred stock) by the average number of common shares outstanding during the year. We compute diluted earnings per common share by dividing net income (after deducting dividends and related accretion on preferred stock) by the average number of common shares outstanding during the year, plus the effect of common stock equivalents (for example, stock options, restricted share rights, convertible debentures and warrants) that are dilutive.

Fair Value of Financial Instruments

We use fair value measurements in our fair value disclosures and to record certain assets and liabilities at fair value on a recurring basis, such as trading assets, or on a nonrecurring basis such as measuring impairment on assets carried at amortized cost.

DETERMINATION OF FAIR VALUE We base our fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. These fair value measurements are based on exit prices and determined by maximizing the use of observable inputs. However, for certain instruments we must utilize unobservable inputs in determining fair value due to the lack of observable inputs in the market which requires greater judgment in measuring fair value.

In instances where there is limited or no observable market data, fair value measurements for assets and liabilities are based primarily upon our own estimates or combination of our own estimates and third-party vendor or broker pricing, and the measurements are often calculated based on current pricing for products we offer or issue, the economic and competitive environment, the characteristics of the asset or liability and other such factors. As with any valuation technique used to estimate fair value, changes in underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. Accordingly, these fair value estimates may not be realized in an actual sale or immediate settlement of the asset or liability.

We incorporate lack of liquidity into our fair value measurement based on the type of asset or liability measured and the valuation methodology used. For example, for certain residential MHFS and certain securities where the significant inputs have become unobservable due to illiquid markets and vendor or broker pricing is not used, we use a discounted cash flow technique to measure fair value. This technique incorporates forecasting of expected cash flows (adjusted for credit loss assumptions and estimated prepayment speeds) discounted at an appropriate market discount rate to reflect the lack of liquidity in the market that a market participant would consider. For other securities where vendor or broker pricing is used, we use either unadjusted broker quotes or vendor prices or vendor or broker prices adjusted by weighting them with internal discounted cash flow techniques to measure fair value. These unadjusted vendor or broker prices inherently reflect any lack of liquidity in the market as the fair value measurement represents an exit price from a market participant viewpoint.

Where markets are inactive and transactions are not orderly, transaction or quoted prices for assets or liabilities in inactive markets may require adjustment due to the uncertainty of whether the underlying transactions are orderly. For items that use price quotes in inactive markets, such as certain security classes within securities available for sale, we analyze the degree of market inactivity and distressed transactions to determine the appropriate adjustment to the price quotes.

The methodology used to adjust the quotes involves weighting the price quotes and results of internal pricing techniques such as the net present value of future expected cash flows (with observable inputs, where available) discounted at a rate of return market participants require. The significant inputs utilized in the internal pricing techniques, which are estimated by type of underlying collateral, include credit loss assumptions, estimated prepayment speeds and discount rates.

The more active and orderly markets for particular security classes are determined to be, the more weighting is assigned to price quotes. The less active and orderly markets are determined to be, the less weighting is assigned to price quotes. We continually assess the level and volume of market activity in our investment security classes in determining adjustments, if any, to price quotes. Given market conditions can change over time, our determination of which securities markets are considered active or inactive can change. If we determine a market to be inactive, the degree to which price quotes require adjustment, can also change. See Note 17 for further discussion of the valuation methodologies applied to financial instruments to determine fair value.

FAIR VALUE HIERARCHY We group our assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, we consider all available information, including observable market data, indications of market liquidity and orderliness, and our understanding of the valuation techniques and significant inputs used. For securities in inactive markets, we use a predetermined percentage to evaluate the impact of fair value adjustments derived from weighting both external and internal indications of value to determine if the instrument is classified as Level 2 or Level 3. Based upon the specific facts and circumstances of each instrument or instrument category, we make judgments regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

Derivatives and Hedging Activities

We recognize all derivatives in the balance sheet at fair value. On the date we enter into a derivative contract, we designate the derivative as (1) a hedge of the fair value of a recognized asset or liability, including hedges of foreign currency exposure ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (3) held for trading, customer accommodation or asset/liability risk management purposes, including economic hedges not qualifying for hedge accounting. For a fair value hedge, we record changes in the fair value of the derivative and, to the extent that it is effective, changes in the fair value of the hedged asset or liability attributable to the hedged risk, in current period earnings in the same financial statement category as the hedged item. For a cash flow hedge, we record changes in the fair value of the derivative to the extent that it is effective in OCI, with any ineffectiveness recorded in current period earnings. We subsequently reclassify these changes in fair value to net income in the same period(s) that the hedged transaction affects net income in the same financial statement category as the hedged item. For free-standing derivatives, we report changes in the fair values in current period noninterest income.

For fair value and cash flow hedges qualifying for hedge accounting, we formally document at inception the relationship between hedging instruments and hedged items, our risk management objective, strategy and our evaluation of effectiveness for our hedge transactions. This includes linking all derivatives designated as fair value or cash flow hedges to specific assets and liabilities in the balance sheet or to specific forecasted transactions. Periodically, as required, we also formally assess whether the derivative we designated in each hedging relationship is expected to be and has been highly effective in offsetting changes in fair values or cash flows of the hedged item using the regression analysis method or, in limited cases, the dollar offset method.

We discontinue hedge accounting prospectively when (1) a derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item, (2) a derivative expires or is sold, terminated or exercised, (3) a derivative is de-designated as a hedge, because it is unlikely that a forecasted transaction will occur, or (4) we elect to discontinue the designation of a derivative as a hedge.

When we discontinue hedge accounting because a derivative no longer qualifies as an effective fair value hedge, we continue to carry the derivative in the balance sheet at its fair value with changes in fair value included in earnings, and no longer adjust the previously hedged asset or liability for changes in fair value. Previous adjustments to the hedged item are accounted for in the same manner as other components of the carrying amount of the asset or liability.

When we discontinue cash flow hedge accounting because the hedging instrument is sold, terminated or no longer designated (de-designated), the amount reported in OCI up to the date of sale, termination or de-designation continues to be reported in OCI until the forecasted transaction affects earnings.

When we discontinue cash flow hedge accounting because it is probable that a forecasted transaction will not occur, we continue to carry the derivative in the balance sheet at its fair value with changes in fair value included in earnings, and immediately recognize gains and losses that were accumulated in OCI in earnings.

In all other situations in which we discontinue hedge accounting, the derivative will be carried at its fair value in the balance sheet, with changes in its fair value recognized in current period earnings.

We occasionally purchase or originate financial instruments that contain an embedded derivative. At inception of the financial instrument, we assess (1) if the economic characteristics of the embedded derivative are not clearly and closely related to the economic characteristics of the financial instrument (host contract), (2) if the financial instrument that embodies both the embedded derivative and the host contract is not measured at fair value with changes in fair value reported in earnings, and (3) if a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative. If the embedded derivative meets all of these conditions, we separate it from the host contract by recording the bifurcated derivative at fair value and the remaining host contract at the difference between the basis of the hybrid instrument and the fair value of the bifurcated derivative. The bifurcated derivative is carried as a free-standing derivative at fair value with changes recorded in current period earnings.

By using derivatives, we are exposed to counterparty credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform, our counterparty credit risk is equal to the amount reported as a derivative asset on our balance sheet. The amounts reported as a derivative asset are derivative contracts in a gain position, and to the extent subject to legally enforceable master netting arrangements, net of derivatives in a loss position with the same counterparty and cash collateral received. We minimize counterparty credit risk through credit approvals, limits, monitoring procedures, executing master netting arrangements and obtaining collateral, where appropriate. To the extent derivatives subject to master netting arrangements meet the applicable requirements, including determining the legal enforceability of the arrangement, it is our policy to present derivatives balances and related cash collateral amounts net in the balance sheet. Counterparty credit risk related to derivatives is considered in determining fair value and our assessment of hedge effectiveness.

Private Share Repurchases

During 2012 and 2011, we repurchased approximately 36 million shares and 6 million shares, respectively, under repurchase contracts. We entered into these transactions to complement our open-market common stock repurchase strategies, to allow us to manage our share repurchases in a manner consistent with our capital plan submitted under the 2012 Comprehensive Capital Analysis and Review (CCAR), and to provide an economic benefit to the Company.

As of December 31, 2012, we had a forward repurchase contract outstanding to repurchase an estimated 6 million shares, which is expected to settle in first quarter 2013. In connection with this contract, we paid $200 million to the counterparty, which was recorded in permanent equity in the quarter paid and was not subject to re-measurement. The classification of the up-front payment as permanent equity assured that we would have appropriate repurchase timing consistent with our 2012 capital plan, which contemplated a fixed dollar amount available per quarter for share repurchases pursuant to Federal Reserve Board (FRB) supervisory guidance. In return, the counterparty agreed to deliver a variable number of shares based on a per share discount to the volume-weighted average stock price over the contract period. The counterparty has the right to accelerate settlement with delivery of shares prior to the contractual settlement. There are no scenarios where the contracts would not either physically settle in shares or allow us to choose the settlement method.

SUPPLEMENTAL CASH FLOW INFORMATION Noncash activities are presented below, including information on transfers affecting MHFS, LHFS, and MSRs.

	Year ended December 31,		
(in millions)	**2012**	2011	2010
Transfers from trading assets to securities available for sale	**$ -**	47	-
Transfers from loans to securities available for sale	**921**	2,822	3,476
Trading assets retained from securitizations of MHFS	**85,108**	61,599	19,815
Capitalization of MSRs from sale of MHFS	**4,988**	4,089	4,570
Transfers from MHFS to foreclosed assets	**223**	224	262
Transfers from loans to MHFS	**7,584**	6,305	230
Transfers from loans to LHFS	**143**	129	1,313
Transfers from loans to foreclosed assets	**9,016**	9,315	8,699
Changes in consolidations (deconsolidations) of variable interest entities:			
Trading assets	**-**	-	155
Securities available for sale	**(40)**	7	(7,590)
Loans	**(245)**	(599)	26,117
Other assets	**-**	-	212
Short-term borrowings	**-**	-	5,127
Long-term debt	**(293)**	(628)	13,613
Accrued expenses and other liabilities	**-**	-	(32)
Decrease in noncontrolling interests due to deconsolidation of subsidiaries	**-**	-	440
Transfer from noncontrolling interests to long-term debt	**-**	-	345
Consolidation of reverse mortgages previously sold:			
Loans	**-**	5,483	-
Long-term debt	**-**	5,425	-

SUBSEQUENT EVENTS We have evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2012, and there have been no material events that would require recognition in our 2012 consolidated financial statements or disclosure in the Notes to the financial statements, except for the announcement on January 7, 2013, that the Company, along with nine other mortgage services, entered into term sheets with the OCC and the FRB that provide the parties will enter into amendments to the Consent Orders, which would end our Independent Foreclosure Review (IFR) programs created by Article VII of an April 2011 Interagency Consent Order and replace it with an accelerated remediation process. The amendments to the Consent Orders have not yet been entered into with the OCC or FRB.

In aggregate, the servicers have agreed to make direct, cash payments of $3.3 billion and to provide $5.2 billion in additional assistance, such as loan modifications, to consumers. Our portion of the cash settlement is $766 million, which is based on the proportionate share of Wells Fargo-serviced loans in the overall IFR population. We fully accrued the cash portion of the settlement in 2012, along with other remediation-related costs. We also committed to foreclosure prevention actions which include first and second lien modifications and short sales/deeds-in-lieu of foreclosure on $1.2 billion of loans. We anticipate meeting this commitment primarily through first lien modification and short sale activities. We are required to meet this commitment within two years of signing the agreement and we anticipate that we will be able to meet our commitment within the required timelines. This commitment did not result in any charge as we believe that this commitment is covered through the existing allowance for credit losses and the nonaccretable difference relating to the purchased credit-impaired loan portfolios.

Note 2: Business Combinations

We regularly explore opportunities to acquire financial services companies and businesses. Generally, we do not make a public announcement about an acquisition opportunity until a definitive agreement has been signed. For information on additional contingent consideration related to acquisitions, which is considered to be a guarantee, see Note 14.

Business combinations completed in 2012, 2011, and 2010 are presented below. At December 31, 2012, we had no pending business combinations.

(in millions)	Date		Assets
2012			
EverKey Global Partners Limited / EverKey Global Management LLC / EverKey Global Partners (GP), LLC / EverKey Global Focus (GP), LLC - Bahamas/New York, New York	January 1	**$**	**7**
Burdale Financial Holdings Limited / Certain Assets of Burdale Capital Finance, Inc. - England/Stamford, Connecticut	February 1		**874**
Energy Lending Business of BNP Paribas, SA - Houston, Texas	April 20		**3,639**
Merlin Securities, LLC / Merlin Canada LTD. / Certain Assets and Liabilities of Merlin Group Holdings, LLC - San Francisco, California/Toronto, Ontario	August 1		**281**
		$	**4,801**
2011			
CP Equity, LLC - Denver, Colorado	July 1	$	389
Certain assets of Foreign Currency Exchange Corp - Orlando, Florida	August 1		46
LaCrosse Holdings, LLC - Minneapolis, Minnesota	November 30		116
Other (1)	Various		37
		$	588
2010			
Certain assets of GMAC Commercial Finance, LLC - New York, New York	April 30	$	430
Other (2)	Various		40
		$	470

(1) Consists of seven acquisitions of insurance brokerage businesses.
(2) Consists of five acquisitions of insurance brokerage businesses.

Note 3: Cash, Loan and Dividend Restrictions

Federal Reserve Board (FRB) regulations require that each of our subsidiary banks maintain reserve balances on deposit with the Federal Reserve Banks. The average required reserve balance was $9.1 billion in 2012 and $7.0 billion in 2011.

Federal law restricts the amount and the terms of both credit and non-credit transactions between a bank and its nonbank affiliates. They may not exceed 10% of the bank's capital and surplus (which for this purpose represents Tier 1 and Tier 2 capital, as calculated under the risk-based capital (RBC) guidelines, plus the balance of the allowance for credit losses excluded from Tier 2 capital) with any single nonbank affiliate and 20% of the bank's capital and surplus with all its nonbank affiliates. Transactions that are extensions of credit may require collateral to be held to provide added security to the bank. For further discussion of RBC, see Note 26 in this Report.

Dividends paid by our subsidiary banks are subject to various federal and state regulatory limitations. Dividends that may be paid by a national bank without the express approval of the Office of the Comptroller of the Currency (OCC) are limited to that bank's retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consist of net income less dividends declared during the period.

We also have a state-chartered subsidiary bank that is subject to state regulations that limit dividends. Under those provisions, our national and state-chartered subsidiary banks could have declared additional dividends of $1.7 billion at December 31, 2012, without obtaining prior regulatory approval. Our nonbank subsidiaries are also limited by certain federal and state statutory provisions and regulations covering the amount of dividends that may be paid in any given year. Based on retained earnings at December 31, 2012, our nonbank subsidiaries could have declared additional dividends of $6.2 billion at December 31, 2012, without obtaining prior approval.

The FRB published clarifying supervisory guidance in first quarter 2009, *SR 09-4 Applying Supervisory Guidance and Regulations on the Payment of Dividends, Stock Redemptions, and Stock Repurchases at Bank Holding Companies,* pertaining to FRB's criteria, assessment and approval process for reductions in capital. The FRB supplemented this guidance with the Capital Plan Rule issued in fourth quarter 2011 (codified at 12 CFR 225.8 of Regulation Y) that establishes capital planning and prior notice and approval requirements for capital distributions including dividends by certain bank holding companies. The effect of this guidance is to require the approval of the FRB (or specifically under the Capital Plan Rule, a notice of non-objection) for the Company to repurchase or redeem common or perpetual preferred stock as well as to raise the per share quarterly dividend from its current level of $0.25 per share as declared by the Company's Board of Directors on January 22, 2013, payable on March 1, 2013.

Note 4: Federal Funds Sold, Securities Purchased under Resale Agreements and Other Short-Term Investments

The following table provides the detail of federal funds sold, securities purchased under short-term resale agreements (generally less than one year) and other short-term investments. The majority of interest-earning deposits at December 31, 2012, were held at the Federal Reserve.

	December 31,	
(in millions)	**2012**	2011
Federal funds sold and securities purchased under resale agreements	$ **33,884**	24,255
Interest-earning deposits	**102,408**	18,917
Other short-term investments	**1,021**	1,195
Total	$ **137,313**	44,367

We have classified in loans securities purchased under long-term resale agreements (generally one year or more), which totaled $9.5 billion and $8.7 billion at December 31, 2012 and 2011, respectively. For additional information on the collateral we receive from other entities under resale agreements and securities borrowings, see the "Pledged Assets and Collateral" section of Note 14.

Note 5: Securities Available for Sale

The following table provides the amortized cost and fair value for the major categories of securities available for sale carried at fair value. The net unrealized gains (losses) are reported on an after-tax basis as a component of cumulative OCI. There were no securities classified as held to maturity as of the periods presented.

(in millions)		Cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2012					
Securities of U.S. Treasury and federal agencies	**$**	**7,099**	**47**	**-**	**7,146**
Securities of U.S. states and political subdivisions		**37,120**	**2,000**	**(444)**	**38,676**
Mortgage-backed securities:					
Federal agencies		**92,855**	**4,434**	**(4)**	**97,285**
Residential		**14,178**	**1,802**	**(49)**	**15,931**
Commercial		**18,438**	**1,798**	**(268)**	**19,968**
Total mortgage-backed securities		**125,471**	**8,034**	**(321)**	**133,184**
Corporate debt securities		**20,120**	**1,282**	**(69)**	**21,333**
Collateralized debt obligations (1)		**12,726**	**557**	**(95)**	**13,188**
Other (2)		**18,410**	**553**	**(76)**	**18,887**
Total debt securities		**220,946**	**12,473**	**(1,005)**	**232,414**
Marketable equity securities:					
Perpetual preferred securities		**1,935**	**281**	**(40)**	**2,176**
Other marketable equity securities		**402**	**216**	**(9)**	**609**
Total marketable equity securities		**2,337**	**497**	**(49)**	**2,785**
Total (3)	**$**	**223,283**	**12,970**	**(1,054)**	**235,199**
December 31, 2011					
Securities of U.S. Treasury and federal agencies	$	6,920	59	(11)	6,968
Securities of U.S. states and political subdivisions		32,307	1,169	(883)	32,593
Mortgage-backed securities:					
Federal agencies		92,279	4,485	(10)	96,754
Residential		16,997	1,253	(414)	17,836
Commercial		17,829	1,249	(928)	18,150
Total mortgage-backed securities		127,105	6,987	(1,352)	132,740
Corporate debt securities		17,921	769	(286)	18,404
Collateralized debt obligations (1)		8,650	298	(349)	8,599
Other (2)		19,739	378	(225)	19,892
Total debt securities		212,642	9,660	(3,106)	219,196
Marketable equity securities:					
Perpetual preferred securities		2,396	185	(54)	2,527
Other marketable equity securities		533	366	(9)	890
Total marketable equity securities		2,929	551	(63)	3,417
Total (3)	$	215,571	10,211	(3,169)	222,613

(1) Includes collateralized loan obligations with a cost basis and fair value of $12.2 billion and $12.5 billion, respectively, at December 31, 2012, and $8.1 billion for both cost basis and fair value, at December 31, 2011.

(2) Included in the "Other" category are asset-backed securities collateralized by auto leases or loans and cash reserves with a cost basis and fair value of $5.9 billion each at December 31, 2012, and $6.7 billion each at December 31, 2011. Also included in the "Other" category are asset-backed securities collateralized by home equity loans with a cost basis and fair value of $695 million and $918 million, respectively, at December 31, 2012, and $846 million and $932 million, respectively, at December 31, 2011. The remaining balances primarily include asset-backed securities collateralized by credit cards and student loans.

(3) At December 31, 2012 and 2011, we held no securities of any single issuer (excluding the U.S. Treasury and federal agencies) with a book value that exceeded 10% of stockholders' equity.

Note 5: Securities Available for Sale *(continued)*

Gross Unrealized Losses and Fair Value

The following table shows the gross unrealized losses and fair value of securities in the securities available-for-sale portfolio by length of time that individual securities in each category had been in a continuous loss position. Debt securities on which we have taken credit-related OTTI write-downs are categorized as being "less than 12 months" or "12 months or more" in a continuous loss position based on the point in time that the fair value declined to below the cost basis and not the period of time since the credit-related OTTI write-down.

(in millions)		Less than 12 months		12 months or more		Total	
		Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
December 31, 2012							
Securities of U.S. Treasury and federal agencies	**$**	**-**	**-**	**-**	**-**	**-**	**-**
Securities of U.S. states and political subdivisions		**(55)**	**2,709**	**(389)**	**4,662**	**(444)**	**7,371**
Mortgage-backed securities:							
Federal agencies		**(4)**	**2,247**	**-**	**-**	**(4)**	**2,247**
Residential		**(4)**	**261**	**(45)**	**1,564**	**(49)**	**1,825**
Commercial		**(6)**	**491**	**(262)**	**2,564**	**(268)**	**3,055**
Total mortgage-backed securities		**(14)**	**2,999**	**(307)**	**4,128**	**(321)**	**7,127**
Corporate debt securities		**(14)**	**1,217**	**(55)**	**305**	**(69)**	**1,522**
Collateralized debt obligations		**(2)**	**1,485**	**(93)**	**798**	**(95)**	**2,283**
Other		**(11)**	**2,153**	**(65)**	**1,010**	**(76)**	**3,163**
Total debt securities		**(96)**	**10,563**	**(909)**	**10,903**	**(1,005)**	**21,466**
Marketable equity securities:							
Perpetual preferred securities		**(3)**	**116**	**(37)**	**538**	**(40)**	**654**
Other marketable equity securities		**(9)**	**48**	**-**	**-**	**(9)**	**48**
Total marketable equity securities		**(12)**	**164**	**(37)**	**538**	**(49)**	**702**
Total	**$**	**(108)**	**10,727**	**(946)**	**11,441**	**(1,054)**	**22,168**
December 31, 2011							
Securities of U.S. Treasury and federal agencies	$	(11)	5,473	-	-	(11)	5,473
Securities of U.S. states and political subdivisions		(229)	8,501	(654)	4,348	(883)	12,849
Mortgage-backed securities:							
Federal agencies		(7)	2,392	(3)	627	(10)	3,019
Residential		(80)	3,780	(334)	3,440	(414)	7,220
Commercial		(157)	3,183	(771)	3,964	(928)	7,147
Total mortgage-backed securities		(244)	9,355	(1,108)	8,031	(1,352)	17,386
Corporate debt securities		(205)	8,107	(81)	167	(286)	8,274
Collateralized debt obligations		(150)	4,268	(199)	613	(349)	4,881
Other		(55)	3,002	(170)	841	(225)	3,843
Total debt securities		(894)	38,706	(2,212)	14,000	(3,106)	52,706
Marketable equity securities:							
Perpetual preferred securities		(13)	316	(41)	530	(54)	846
Other marketable equity securities		(9)	61	-	-	(9)	61
Total marketable equity securities		(22)	377	(41)	530	(63)	907
Total	$	(916)	39,083	(2,253)	14,530	(3,169)	53,613

We do not have the intent to sell any securities included in the previous table. For debt securities included in the table, we have concluded it is more likely than not that we will not be required to sell prior to recovery of the amortized cost basis. We have assessed each security with gross unrealized losses for credit impairment. For debt securities, we evaluate, where necessary, whether credit impairment exists by comparing the present value of the expected cash flows to the securities' amortized cost basis. For equity securities, we consider numerous factors in determining whether impairment exists, including our intent and ability to hold the securities for a period of time sufficient to recover the cost basis of the securities.

See Note 1 – "Investments" for the factors that we consider in our analysis of OTTI for debt and equity securities available for sale.

SECURITIES OF U.S. TREASURY AND FEDERAL AGENCIES AND FEDERAL AGENCY MORTGAGE-BACKED SECURITIES (MBS) The unrealized losses associated with U.S. Treasury and federal agency securities and federal agency MBS are primarily driven by changes in interest rates and not due to credit losses given the explicit or implicit guarantees provided by the U.S. government.

SECURITIES OF U.S. STATES AND POLITICAL SUBDIVISIONS The unrealized losses associated with securities of U.S. states and political subdivisions are primarily driven by changes in the relationship between municipal and term funding credit curves rather than by changes to the credit quality of the underlying securities. Substantially all of these investments are investment grade. The securities were generally underwritten in accordance with our own investment standards prior to the decision to purchase. Some of these securities are guaranteed by a bond insurer, but we did not rely on this guarantee in making our investment decision. These investments will continue to be monitored as part of our ongoing impairment analysis, but are expected to perform, even if the rating agencies reduce the credit rating of the bond insurers. As a result, we expect to recover the entire amortized cost basis of these securities.

RESIDENTIAL AND COMMERCIAL MBS The unrealized losses associated with private residential MBS and commercial MBS are primarily driven by changes in projected collateral losses, credit spreads and interest rates. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities and/or prepayment rates. We estimate losses to a security by forecasting the underlying mortgage loans in each transaction. We use forecasted loan performance to project cash flows to the various tranches in the structure. We also consider cash flow forecasts and, as applicable, independent industry analyst reports and forecasts, sector credit ratings, and other independent market data. Based upon our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost basis of these securities.

CORPORATE DEBT SECURITIES The unrealized losses associated with corporate debt securities are primarily related to unsecured debt obligations issued by various corporations. We evaluate the financial performance of each issuer on a quarterly basis to determine that the issuer can make all contractual principal and interest payments. Based upon this assessment, we expect to recover the entire amortized cost basis of these securities.

COLLATERALIZED DEBT OBLIGATIONS (CDOs) The unrealized losses associated with CDOs relate to securities primarily backed by commercial, residential or other consumer collateral. The unrealized losses are primarily driven by changes in projected collateral losses, credit spreads and interest rates. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities and prepayment rates. We also consider cash flow forecasts and, as applicable, independent industry analyst reports and forecasts, sector credit ratings, and other independent market data. Based upon our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost basis of these securities.

OTHER DEBT SECURITIES The unrealized losses associated with other debt securities primarily relate to other asset-backed securities. The losses are primarily driven by changes in projected collateral losses, credit spreads and interest rates. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities and prepayment rates. Based upon our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost basis of these securities.

MARKETABLE EQUITY SECURITIES Our marketable equity securities include investments in perpetual preferred securities, which provide attractive tax-equivalent yields. We evaluated these hybrid financial instruments with investment-grade ratings for impairment using an evaluation methodology similar to that used for debt securities. Perpetual preferred securities are not considered to be other-than-temporarily impaired if there is no evidence of credit deterioration or investment rating downgrades of any issuers to below investment grade, and we expect to continue to receive full contractual payments. We will continue to evaluate the prospects for these securities for recovery in their market value in accordance with our policy for estimating OTTI. We have recorded impairment write-downs on perpetual preferred securities where there was evidence of credit deterioration.

OTHER SECURITIES AVAILABLE FOR SALE MATTERS The fair values of our investment securities could decline in the future if the underlying performance of the collateral for the residential and commercial MBS or other securities deteriorate and our credit enhancement levels do not provide sufficient protection to our contractual principal and interest. As a result, there is a risk that significant OTTI may occur in the future.

The following table shows the gross unrealized losses and fair value of debt and perpetual preferred securities available for sale by those rated investment grade and those rated less than investment grade, according to their lowest credit rating by Standard & Poor's Rating Services (S&P) or Moody's Investors Service (Moody's). Credit ratings express opinions about the credit quality of a security. Securities rated investment grade, that is those rated BBB- or higher by S&P or Baa3 or higher by Moody's, are generally considered by the rating agencies and market participants to be low credit risk. Conversely, securities rated below investment grade, labeled as "speculative grade" by the rating agencies, are considered to be distinctively higher credit risk than investment grade securities. We have also included securities not rated by S&P or Moody's in the table below based on the internal credit grade of the securities (used for credit risk management purposes) equivalent to the credit rating assigned by major credit agencies. The unrealized losses and fair value of unrated securities categorized as investment grade based on internal credit grades were $19 million and $2.0 billion, respectively, at December 31, 2012, and $207 million and $6.2 billion, respectively, at December 31, 2011. If an internal credit grade was not assigned, we categorized the security as non-investment grade.

		Investment grade		Non-investment grade	
(in millions)		Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
December 31, 2012					
Securities of U.S. Treasury and federal agencies	**$**	**-**	**-**	**-**	**-**
Securities of U.S. states and political subdivisions		**(378)**	**6,839**	**(66)**	**532**
Mortgage-backed securities:					
Federal agencies		**(4)**	**2,247**	**-**	**-**
Residential		**(3)**	**78**	**(46)**	**1,747**
Commercial		**(31)**	**2,110**	**(237)**	**945**
Total mortgage-backed securities		**(38)**	**4,435**	**(283)**	**2,692**
Corporate debt securities		**(19)**	**1,112**	**(50)**	**410**
Collateralized debt obligations		**(49)**	**2,065**	**(46)**	**218**
Other		**(49)**	**3,034**	**(27)**	**129**
Total debt securities		**(533)**	**17,485**	**(472)**	**3,981**
Perpetual preferred securities		**(40)**	**654**	**-**	**-**
Total	**$**	**(573)**	**18,139**	**(472)**	**3,981**
December 31, 2011					
Securities of U.S. Treasury and federal agencies	$	(11)	5,473	-	-
Securities of U.S. states and political subdivisions		(781)	12,093	(102)	756
Mortgage-backed securities:					
Federal agencies		(10)	3,019	-	-
Residential		(39)	2,503	(375)	4,717
Commercial		(429)	6,273	(499)	874
Total mortgage-backed securities		(478)	11,795	(874)	5,591
Corporate debt securities		(165)	7,156	(121)	1,118
Collateralized debt obligations		(185)	4,597	(164)	284
Other		(186)	3,458	(39)	385
Total debt securities		(1,806)	44,572	(1,300)	8,134
Perpetual preferred securities		(53)	833	(1)	13
Total	$	(1,859)	45,405	(1,301)	8,147

Contractual Maturities

The following table shows the remaining contractual maturities and contractual yields (taxable-equivalent basis) of debt securities available for sale. The remaining contractual principal maturities for MBS do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

			Remaining contractual maturity							
			Within one year		After one year through five years		After five years through ten years		After ten years	
(in millions)	Total amount	Weighted-average yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
December 31, 2012										
Securities of U.S. Treasury and federal agencies	**$ 7,146**	**1.59 %**	**$ 376**	**0.43 %**	**$ 661**	**1.24 %**	**$ 6,109**	**1.70 %**	**$ -**	**- %**
Securities of U.S. states and political subdivisions	**38,676**	**5.29**	**1,861**	**2.61**	**11,620**	**2.18**	**3,380**	**5.51**	**21,815**	**7.15**
Mortgage-backed securities:										
Federal agencies	**97,285**	**3.82**	**1**	**5.40**	**106**	**4.87**	**1,144**	**3.41**	**96,034**	**3.83**
Residential	**15,931**	**4.38**	**-**	**-**	**-**	**-**	**569**	**2.06**	**15,362**	**4.47**
Commercial	**19,968**	**5.33**	**-**	**-**	**78**	**3.69**	**101**	**2.84**	**19,789**	**5.35**
Total mortgage-backed securities	**133,184**	**4.12**	**1**	**5.40**	**184**	**4.37**	**1,814**	**2.95**	**131,185**	**4.13**
Corporate debt securities	**21,333**	**4.26**	**1,037**	**4.29**	**12,792**	**3.19**	**6,099**	**6.14**	**1,405**	**5.88**
Collateralized debt obligations	**13,188**	**1.35**	**44**	**0.96**	**1,246**	**0.71**	**7,376**	**1.01**	**4,522**	**2.08**
Other	**18,887**	**1.85**	**1,715**	**1.14**	**9,589**	**1.75**	**3,274**	**2.11**	**4,309**	**2.14**
Total debt securities at fair value	**$ 232,414**	**3.91 %**	**$ 5,034**	**2.28 %**	**$ 36,092**	**2.37 %**	**$ 28,052**	**3.07 %**	**$ 163,236**	**4.44 %**
December 31, 2011										
Securities of U.S. Treasury and federal agencies	$ 6,968	0.91 %	$ 57	0.48 %	$ 6,659	0.84 %	$ 194	2.73 %	$ 58	3.81 %
Securities of U.S. states and political subdivisions	32,593	4.94	520	3.02	11,679	2.90	2,692	5.31	17,702	6.28
Mortgage-backed securities:										
Federal agencies	96,754	4.39	1	6.47	442	4.02	1,399	3.07	94,912	4.42
Residential	17,836	4.51	-	-	-	-	640	1.88	17,196	4.61
Commercial	18,150	5.40	-	-	-	-	87	3.33	18,063	5.41
Total mortgage-backed securities	132,740	4.55	1	6.47	442	4.02	2,126	2.72	130,171	4.58
Corporate debt securities	18,404	4.64	815	5.57	11,022	3.40	4,691	6.67	1,876	6.38
Collateralized debt obligations	8,599	1.10	-	-	540	1.61	6,813	1.00	1,246	1.42
Other	19,892	1.89	506	2.29	12,963	1.75	3,149	2.04	3,274	2.29
Total debt securities at fair value	$ 219,196	4.12 %	$ 1,899	3.85 %	$ 43,305	2.36 %	$ 19,665	3.31 %	$ 154,327	4.72 %

Realized Gains and Losses

The following table shows the gross realized gains and losses on sales and OTTI write-downs related to the securities available-for-sale portfolio, which includes marketable equity securities, as well as net realized gains and losses on nonmarketable equity investments (see Note 7 – Other Assets).

		Year ended December 31,	
(in millions)	**2012**	2011	2010
Gross realized gains	$ **600**	1,305	645
Gross realized losses	**(73)**	(70)	(32)
OTTI write-downs	**(256)**	(541)	(692)
Net realized gains (losses) from securities available for sale	**271**	694	(79)
Net realized gains from private equity investments	**1,086**	842	534
Net realized gains from debt securities and equity investments	$ **1,357**	1,536	455

Other-Than-Temporary Impairment

The following table shows the detail of total OTTI write-downs included in earnings for debt securities, marketable securities and nonmarketable equity investments.

		Year ended December 31,	
(in millions)	**2012**	2011	2010
OTTI write-downs included in earnings			
Debt securities:			
U.S. states and political subdivisions	$ **16**	2	16
Mortgage-backed securities:			
Federal agencies (1)	**-**	-	267
Residential	**84**	252	175
Commercial	**86**	101	120
Corporate debt securities	**11**	3	10
Collateralized debt obligations	**1**	1	15
Other debt securities	**42**	64	69
Total debt securities	**240**	423	672
Equity securities:			
Marketable equity securities:			
Perpetual preferred securities	**12**	96	15
Other marketable equity securities	**4**	22	5
Total marketable equity securities	**16**	118	20
Total securities available for sale	**256**	541	692
Nonmarketable equity investments	**160**	170	248
Total OTTI write-downs included in earnings	$ **416**	711	940

(1) For the year ended December 31, 2010, amount represents OTTI recognized on federal agency MBS because we had the intent to sell, of which $252 million related to securities with a fair value of $14.5 billion that were sold subsequent to December 31, 2010.

Other-Than-Temporarily Impaired Debt Securities

The following table shows the detail of OTTI write-downs on debt securities available for sale included in earnings and the related changes in OCI for the same securities.

(in millions)		Year ended December 31, 2012	2011	2010
OTTI on debt securities				
Recorded as part of gross realized losses:				
Credit-related OTTI	$	**237**	422	400
Intent-to-sell OTTI (1)		**3**	1	272
Total recorded as part of gross realized losses		**240**	423	672
Changes to OCI for increase (decrease) in non-credit-related OTTI (2):				
U.S. states and political subdivisions		**1**	(1)	(4)
Residential mortgage-backed securities		**(178)**	(171)	(326)
Commercial mortgage-backed securities		**(88)**	105	138
Corporate debt securities		**1**	2	(1)
Collateralized debt obligations		**(1)**	4	54
Other debt securities		**28**	(13)	(33)
Total changes to OCI for non-credit-related OTTI		**(237)**	(74)	(172)
Total OTTI losses recorded on debt securities	$	**3**	349	500

(1) For the year ended December 31, 2010, amount includes $252 million related to securities with a fair value of $14.5 billion that were sold subsequent to December 31, 2010.

(2) Represents amounts recorded to OCI on debt securities in periods where credit-related OTTI write-downs have occurred. Increases represent initial or subsequent non-credit-related OTTI on debt securities. Decreases represent partial to full reversal of impairment due to recoveries in the fair value of securities due to factors other than credit.

The following table presents a rollforward of the credit loss component recognized in earnings for debt securities we still own (referred to as "credit-impaired" debt securities). The credit loss component of the amortized cost represents the difference between the present value of expected future cash flows discounted using the security's current effective interest rate and the amortized cost basis of the security prior to considering credit losses. OTTI recognized in earnings for credit-impaired debt securities is presented as additions and is classified into one of two components based upon whether the current period is the first time the debt security was credit-impaired (initial credit impairment) or if the debt security was previously credit-impaired (subsequent credit impairments). The credit loss component is reduced if we sell, intend to sell or believe we will be required to sell previously credit-impaired debt securities. Additionally, the credit loss component is reduced if we receive or expect to receive cash flows in excess of what we previously expected to receive over the remaining life of the credit-impaired debt security, the security matures or is fully written down.

Changes in the credit loss component of credit-impaired debt securities that were recognized in earnings and related to securities that we do not intend to sell were:

(in millions)		Year ended December 31, 2012	2011	2010
Credit loss component, beginning of year	$	**1,272**	1,043	1,187
Additions:				
Initial credit impairments		**55**	87	122
Subsequent credit impairments		**182**	335	278
Total additions		**237**	422	400
Reductions:				
For securities sold		**(194)**	(160)	(263)
For securities derecognized due to changes in consolidation status of variable interest entities		**-**	(2)	(242)
Due to change in intent to sell or requirement to sell		**-**	-	(2)
For recoveries of previous credit impairments (1)		**(26)**	(31)	(37)
Total reductions		**(220)**	(193)	(544)
Credit loss component, end of year	$	**1,289**	1,272	1,043

(1) Recoveries of previous credit impairments result from increases in expected cash flows subsequent to credit loss recognition. Such recoveries are reflected prospectively as interest yield adjustments using the effective interest method.

To determine credit impairment losses for asset-backed securities (e.g., residential MBS, commercial MBS), we estimate expected future cash flows of the security by estimating the expected future cash flows of the underlying collateral and applying those collateral cash flows, together with any credit enhancements such as subordinated interests owned by third parties, to the security. The expected future cash flows of the underlying collateral are determined using the remaining contractual cash flows adjusted for future expected credit losses (which consider current delinquencies and nonperforming assets (NPAs), future expected default rates and collateral value by vintage and geographic region) and prepayments. The expected cash flows of the security are then discounted at the security's current effective interest rate to arrive at a present value amount. Total credit impairment losses on residential MBS that we do not intend to sell are shown in the table below. The table also presents a summary of the significant inputs considered in determining the measurement of the credit loss component recognized in earnings for residential MBS.

		Year ended December 31,	
($ in millions)	**2012**	2011	2010
Credit impairment losses on residential MBS			
Investment grade	$ **-**	5	5
Non-investment grade	**84**	247	170
Total credit impairment losses on residential MBS	$ **84**	252	175
Significant inputs (non-agency – non-investment grade MBS)			
Expected remaining life of loan loss rate (1):			
Range (2)	**1-44 %**	0-48	1-43
Credit impairment loss rate distribution (3):			
0 - 10% range	**77**	42	52
10 - 20% range	**11**	18	29
20 - 30% range	**4**	28	17
Greater than 30%	**8**	12	2
Weighted average loss rate (4)	**8**	12	9
Current subordination levels (5):			
Range (2)	**0-57**	0-25	0-25
Weighted average (4)	**2**	4	7
Prepayment speed (annual CPR (6)):			
Range (2)	**5-29**	3-19	2-27
Weighted average (4)	**15**	11	14

(1) Represents future expected credit losses on each pool of loans underlying respective securities expressed as a percentage of the total current outstanding loan balance of the pool for each respective security.
(2) Represents the range of inputs/assumptions based upon the individual securities within each category.
(3) Represents distribution of credit impairment losses recognized in earnings categorized based on range of expected remaining life of loan losses. For example 77% of credit impairment losses recognized in earnings for the year ended December 31, 2012, had expected remaining life of loan loss assumptions of 0 to 10%.
(4) Calculated by weighting the relevant input/assumption for each individual security by current outstanding amortized cost basis of the security.
(5) Represents current level of credit protection provided by tranches subordinate to our security holdings (subordination), expressed as a percentage of total current underlying loan balance.
(6) Constant prepayment rate.

Total credit impairment losses on commercial MBS that we do not intend to sell were $86 million, $101 million, and $120 million for the years ended December 31, 2012, 2011 and 2010, respectively. Significant inputs considered in determining the credit impairment losses for commercial MBS are the expected remaining life of loan loss rates and current subordination levels. Prepayment activity on commercial MBS does not significantly impact the determination of their credit impairment because, unlike residential MBS, commercial MBS experience significantly lower prepayments due to certain contractual restrictions, impacting the borrower's ability to prepay the mortgage. The expected remaining life of loan loss rates for commercial MBS with credit impairment losses ranged from 3% to 18%, 4% to 18%, and 2% to 15%, while the current subordination level ranges were 0% to 13%, 3% to 15%, and 3% to 13% for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 6: Loans and Allowance for Credit Losses

The following table presents total loans outstanding by portfolio segment and class of financing receivable. Outstanding balances include a total net reduction of $7.4 billion and $9.3 billion at December 31, 2012 and December 31, 2011, respectively, for unearned income, net deferred loan fees, and unamortized discounts and premiums. Outstanding balances also include PCI loans net of any remaining purchase accounting adjustments. Information about PCI loans is presented separately in the "Purchased Credit-Impaired Loans" section of this Note.

					December 31,
(in millions)	**2012**	2011	2010	2009	2008
Commercial:					
Commercial and industrial	$ **187,759**	167,216	151,284	158,352	202,469
Real estate mortgage	**106,340**	105,975	99,435	97,527	94,923
Real estate construction	**16,904**	19,382	25,333	36,978	42,861
Lease financing	**12,424**	13,117	13,094	14,210	15,829
Foreign (1)	**37,771**	39,760	32,912	29,398	33,882
Total commercial	**361,198**	345,450	322,058	336,465	389,964
Consumer:					
Real estate 1-4 family first mortgage	**249,900**	228,894	230,235	229,536	247,894
Real estate 1-4 family junior lien mortgage	**75,465**	85,991	96,149	103,708	110,164
Credit card	**24,640**	22,836	22,260	24,003	23,555
Other revolving credit and installment	**88,371**	86,460	86,565	89,058	93,253
Total consumer	**438,376**	424,181	435,209	446,305	474,866
Total loans	$ **799,574**	769,631	757,267	782,770	864,830

(1) Substantially all of our foreign loan portfolio is commercial loans. Loans are classified as foreign if the borrower's primary address is outside of the United States.

Loan Concentrations

Loan concentrations may exist when there are amounts loaned to borrowers engaged in similar activities or similar types of loans extended to a diverse group of borrowers that would cause them to be similarly impacted by economic or other conditions. At December 31, 2012 and 2011, we did not have concentrations representing 10% or more of our total loan portfolio in domestic commercial and industrial loans and lease financing by industry or CRE loans (real estate mortgage and real estate construction) by state or property type. Our real estate 1-4 family mortgage loans to borrowers in the state of California represented approximately 13% of total loans at both December 31, 2012 and 2011. For the years ended 2012 and 2011, 2% and 3% of the amounts were PCI loans, respectively. These loans are generally diversified among the larger metropolitan areas in California, with no single area consisting of more than 3% of total loans. We continuously monitor changes in real estate values and underlying economic or market conditions for all geographic areas of our real estate 1-4 family mortgage portfolio as part of our credit risk management process.

Some of our real estate 1-4 family first and junior lien mortgage loans include an interest-only feature as part of the loan terms. These interest-only loans were approximately 18% of total loans at December 31, 2012, and 21% at December 31, 2011. Substantially all of these interest-only loans at origination were considered to be prime or near prime. We do not offer option adjustable-rate mortgage (ARM) products, nor do we offer variable-rate mortgage products with fixed payment amounts, commonly referred to within the financial services industry as negative amortizing mortgage loans. We acquired an option payment loan portfolio (Pick-a-Pay) from Wachovia at December 31, 2008. A majority of the portfolio was identified as PCI loans. Since the acquisition, we have reduced our exposure to the option payment portion of the portfolio through our modification efforts and loss mitigation actions. At December 31, 2012, approximately 4 percent of total loans remained with the payment option feature compared with 10 percent at December 31, 2008.

Our first and junior lien lines of credit products generally have a draw period of 10 years with variable interest rates and payment options during the draw period of (1) interest only or (2) 1.5% of total outstanding balance. During the draw period, the borrower has the option of converting all or a portion of the line from a variable interest rate to a fixed rate with terms including interest-only payments for a fixed period between three to seven years or a fully amortizing payment with a fixed period between five to 30 years. At the end of the draw period, a line of credit generally converts to an amortizing payment loan with repayment terms of up to 30 years based on the balance at time of conversion. At December 31, 2012, our lines of credit portfolio had an outstanding balance of $84.6 billion, of which $2.1 billion (2%) is in its amortization period, another $8.2 billion, or 10%, of our total outstanding balance, will reach their end of draw period during 2013 through 2014, $29.4 billion, or 35%, during 2015 through 2017, and $44.9 billion, or 53%, will convert in subsequent years. This portfolio had unfunded credit commitments of $77.8 billion at December 31, 2012. The lines that enter their amortization period may experience higher delinquencies and higher loss rates than the ones in their draw period. At December 31, 2012, $223 million, or 11%, of outstanding lines of credit that are in their amortization period were 30 or more days past due, compared with $1.9 billion, or 2%, for lines in their draw period. In anticipation of our customer's reaching their contractual end of draw period, we have created a process to help borrowers effectively make the transition from interest-only to fully-amortizing payments.

Loan Purchases, Sales, and Transfers

The following table summarizes the proceeds paid or received for purchases and sales of loans and transfers from loans held for investment to mortgages/loans held for sale at lower of cost or market. This loan activity primarily includes loans added in business combinations and asset acquisitions, as well as purchases or sales of commercial loan participation interests, whereby we receive or transfer a portion of a loan after origination. The table excludes PCI loans and loans recorded at fair value, including loans originated for sale because their loan activity normally does not impact the allowance for credit losses.

				Year ended December 31,		
			2012			2011
(in millions)	**Commercial**	**Consumer**	**Total**	Commercial	Consumer	Total
Purchases (1)	**$ 12,280**	**167**	**12,447**	7,078	284	7,362
Sales	**(5,840)**	**(840)**	**(6,680)**	(4,705)	(1,018)	(5,723)
Transfers to MHFS/LHFS (1)	**(84)**	**(21)**	**(105)**	(164)	(75)	(239)

(1) The "Purchases" and "Transfers to MHFS/LHFS" categories exclude activity in government insured/guaranteed loans. As servicer, we are able to buy delinquent insured/guaranteed loans out of the Government National Mortgage Association (GNMA) pools. These loans have different risk characteristics from the rest of our consumer portfolio, whereby this activity does not impact the allowance for loan losses in the same manner because the loans are predominantly insured by the Federal Housing Administration (FHA) or guaranteed by the Department of Veterans Affairs (VA). On a net basis, such purchases net of transfers to MHFS were $9.8 billion and $10.4 billion for the year ended December 31, 2012 and 2011, respectively.

Commitments to Lend

A commitment to lend is a legally binding agreement to lend funds to a customer, usually at a stated interest rate, if funded, and for specific purposes and time periods. We generally require a fee to extend such commitments. Certain commitments are subject to loan agreements with covenants regarding the financial performance of the customer or borrowing base formulas that must be met before we are required to fund the commitment. We may reduce or cancel consumer commitments, including home equity lines and credit card lines, in accordance with the contracts and applicable law.

When we make commitments, we are exposed to credit risk. The maximum credit risk for these commitments will generally be lower than the contractual amount because a significant portion of these commitments are expected to expire without being used by the customer. In addition, we manage the potential risk in commitments to lend by limiting the total amount of arrangements, both by individual customer and in total, by monitoring the size and maturity structure of these commitment portfolios and by applying the same credit standards as for all of our credit activities. In some cases, we participate a portion of our commitment to others in an arrangement that reduces our contractual commitment amount. We also originate multipurpose lending commitments under which borrowers have the option to draw on the facility in one of several forms, including a standby letter of credit. See Note 14 for information on standby letters of credit.

For certain loans and commitments to lend, we may require collateral or a guarantee, based on our assessment of a customer's credit risk. We may require various types of collateral, including commercial and consumer real estate, autos, other short-term liquid assets such as accounts receivable or inventory and long-lived asset, such as equipment and other business assets. Collateral requirements for each customer may vary according to the specific credit underwriting, including terms and structure of loans funded immediately or under a commitment to fund at a later date.

The contractual amount of our unfunded credit commitments, net of participations and net of all standby and commercial letters of credit issued under the terms of these commitments, is summarized by portfolio segment and class of financing receivable in the following table:

	December 31,	
(in millions)	**2012**	2011
Commercial:		
Commercial and industrial	**$ 215,626**	201,061
Real estate mortgage	**6,165**	5,419
Real estate construction	**9,109**	7,347
Foreign	**8,423**	6,083
Total commercial	**239,323**	219,910
Consumer:		
Real estate 1-4 family first mortgage	**42,657**	37,185
Real estate 1-4 family junior lien mortgage	**50,934**	55,207
Credit card	**70,960**	65,111
Other revolving credit and installment	**19,791**	17,617
Total consumer	**184,342**	175,120
Total unfunded credit commitments	**$ 423,665**	395,030

Allowance for Credit Losses

The allowance for credit losses consists of the allowance for loan losses and the allowance for unfunded credit commitments. Changes in the allowance for credit losses were:

					Year ended December 31,
(in millions)	**2012**	2011	2010	2009	2008
Balance, beginning of year	**$ 19,668**	23,463	25,031	21,711	5,518
Provision for credit losses	**7,217**	7,899	15,753	21,668	15,979
Interest income on certain impaired loans (1)	**(315)**	(332)	(266)	-	-
Loan charge-offs:					
Commercial:					
Commercial and industrial	**(1,306)**	(1,598)	(2,775)	(3,365)	(1,653)
Real estate mortgage	**(382)**	(636)	(1,151)	(670)	(29)
Real estate construction	**(191)**	(351)	(1,189)	(1,063)	(178)
Lease financing	**(24)**	(38)	(120)	(229)	(65)
Foreign	**(111)**	(173)	(198)	(237)	(245)
Total commercial	**(2,014)**	(2,796)	(5,433)	(5,564)	(2,170)
Consumer:					
Real estate 1-4 family first mortgage	**(3,013)**	(3,883)	(4,900)	(3,318)	(540)
Real estate 1-4 family junior lien mortgage	**(3,437)**	(3,763)	(4,934)	(4,812)	(2,204)
Credit card	**(1,101)**	(1,449)	(2,396)	(2,708)	(1,563)
Other revolving credit and installment	**(1,408)**	(1,724)	(2,437)	(3,423)	(2,300)
Total consumer (2)	**(8,959)**	(10,819)	(14,667)	(14,261)	(6,607)
Total loan charge-offs	**(10,973)**	(13,615)	(20,100)	(19,825)	(8,777)
Loan recoveries:					
Commercial:					
Commercial and industrial	**461**	419	427	254	114
Real estate mortgage	**163**	143	68	33	5
Real estate construction	**124**	146	110	16	3
Lease financing	**19**	24	20	20	13
Foreign	**32**	45	53	40	49
Total commercial	**799**	777	678	363	184
Consumer:					
Real estate 1-4 family first mortgage	**157**	405	522	185	37
Real estate 1-4 family junior lien mortgage	**259**	218	211	174	89
Credit card	**185**	251	218	180	147
Other revolving credit and installment	**539**	665	718	755	481
Total consumer	**1,140**	1,539	1,669	1,294	754
Total loan recoveries	**1,939**	2,316	2,347	1,657	938
Net loan charge-offs (3)	**(9,034)**	(11,299)	(17,753)	(18,168)	(7,839)
Allowances related to business combinations/other (4)	**(59)**	(63)	698	(180)	8,053
Balance, end of year	**$ 17,477**	19,668	23,463	25,031	21,711
Components:					
Allowance for loan losses	**$ 17,060**	19,372	23,022	24,516	21,013
Allowance for unfunded credit commitments	**417**	296	441	515	698
Allowance for credit losses (5)	**$ 17,477**	19,668	23,463	25,031	21,711
Net loan charge-offs as a percentage of average total loans (3)	**1.17 %**	1.49	2.30	2.21	1.97
Allowance for loan losses as a percentage of total loans (5)	**2.13**	2.52	3.04	3.13	2.43
Allowance for credit losses as a percentage of total loans (5)	**2.19**	2.56	3.10	3.20	2.51

(1) Certain impaired loans with an allowance calculated by discounting expected cash flows using the loan's effective interest rate over the remaining life of the loan recognize reductions in the allowance as interest income.
(2) The year ended December 31, 2012, includes $888 million resulting from the OCC guidance issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be placed on nonaccrual status and written down to net realizable collateral value, regardless of their delinquency status.
(3) For PCI loans, charge-offs are only recorded to the extent that losses exceed the purchase accounting estimates.
(4) Includes $693 million for the year ended December 31, 2010, related to the adoption of consolidation accounting guidance on January 1, 2010.
(5) The allowance for credit losses includes $117 million, $231 million, $298 million and $333 million at December 31, 2012, 2011, 2010 and 2009, respectively, related to PCI loans acquired from Wachovia. Loans acquired from Wachovia are included in total loans net of related purchase accounting net write-downs.

Note 6: Loans and Allowance for Credit Losses *(continued)*

The following table summarizes the activity in the allowance for credit losses by our commercial and consumer portfolio segments.

						Year ended December 31,
			2012			2011
(in millions)	Commercial	Consumer	Total	Commercial	Consumer	Total
Balance, beginning of period	**$ 6,358**	**13,310**	**19,668**	8,169	15,294	23,463
Provision for credit losses	**666**	**6,551**	**7,217**	365	7,534	7,899
Interest income on certain impaired loans	**(95)**	**(220)**	**(315)**	(161)	(171)	(332)
Loan charge-offs	**(2,014)**	**(8,959)**	**(10,973)**	(2,796)	(10,819)	(13,615)
Loan recoveries	**799**	**1,140**	**1,939**	777	1,539	2,316
Net loan charge-offs	**(1,215)**	**(7,819)**	**(9,034)**	(2,019)	(9,280)	(11,299)
Allowance related to business combinations/other	**-**	**(59)**	**(59)**	4	(67)	(63)
Balance, end of period	**$ 5,714**	**11,763**	**17,477**	6,358	13,310	19,668

The following table disaggregates our allowance for credit losses and recorded investment in loans by impairment methodology.

	Allowance for credit losses			Recorded investment in loans		
(in millions)	Commercial	Consumer	Total	Commercial	Consumer	Total
December 31, 2012						
Collectively evaluated (1)	**$ 3,951**	**7,524**	**11,475**	**349,035**	**389,559**	**738,594**
Individually evaluated (2)	**1,675**	**4,210**	**5,885**	**8,186**	**21,826**	**30,012**
PCI (3)	**88**	**29**	**117**	**3,977**	**26,991**	**30,968**
Total	**$ 5,714**	**11,763**	**17,477**	**361,198**	**438,376**	**799,574**
December 31, 2011						
Collectively evaluated (1)	$ 4,060	8,699	12,759	328,117	376,785	704,902
Individually evaluated (2)	2,133	4,545	6,678	10,566	17,444	28,010
PCI (3)	165	66	231	6,767	29,952	36,719
Total	$ 6,358	13,310	19,668	345,450	424,181	769,631

(1) Represents loans collectively evaluated for impairment in accordance with Accounting Standards Codification (ASC) 450-20, *Loss Contingencies* (formerly FAS 5), and pursuant to amendments by ASU 2010-20 regarding allowance for non-impaired loans.
(2) Represents loans individually evaluated for impairment in accordance with ASC 310-10, *Receivables* (formerly FAS 114), and pursuant to amendments by ASU 2010-20 regarding allowance for impaired loans.
(3) Represents the allowance and related loan carrying value determined in accordance with ASC 310-30, *Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality* (formerly SOP 03-3) and pursuant to amendments by ASU 2010-20 regarding allowance for PCI loans.

Credit Quality

We monitor credit quality as indicated by evaluating various attributes and utilize such information in our evaluation of the appropriateness of the allowance for credit losses. The following sections provide the credit quality indicators we most closely monitor. See the "Purchased Credit-Impaired Loans" section of this Note for credit quality information on our PCI portfolio.

The majority of credit quality indicators are based on December 31, 2012 information, with the exception of updated Fair Isaac Corporation (FICO) scores and updated loan-to-value (LTV)/combined LTV (CLTV), which are obtained at least quarterly. Generally, these indicators are updated in the second month of each quarter, with updates no older than September 30, 2012.

COMMERCIAL CREDIT QUALITY INDICATORS In addition to monitoring commercial loan concentration risk, we manage a consistent process for assessing commercial loan credit quality. Generally, commercial loans are subject to individual risk assessment using our internal borrower and collateral quality ratings. Our ratings are aligned to Pass and Criticized categories. The Criticized category includes Special Mention, Substandard, and Doubtful categories which are defined by bank regulatory agencies.

The following table provides a breakdown of outstanding commercial loans by risk category. Of the $21.0 billion in criticized commercial real estate (CRE) loans, $4.3 billion has been placed on nonaccrual status and written down to net realizable collateral value. CRE loans have a high level of monitoring in place to manage these assets and mitigate loss exposure.

(in millions)	Commercial and industrial	Real estate mortgage	Real estate construction	Lease financing	Foreign	Total
December 31, 2012						
By risk category:						
Pass	**$ 169,293**	**87,183**	**12,224**	**11,787**	**35,380**	**315,867**
Criticized	**18,207**	**17,187**	**3,803**	**637**	**1,520**	**41,354**
Total commercial loans (excluding PCI)	**187,500**	**104,370**	**16,027**	**12,424**	**36,900**	**357,221**
Total commercial PCI loans (carrying value)	**259**	**1,970**	**877**	**-**	**871**	**3,977**
Total commercial loans	**$ 187,759**	**106,340**	**16,904**	**12,424**	**37,771**	**361,198**
December 31, 2011						
By risk category:						
Pass	$ 144,980	80,215	10,865	12,455	36,567	285,082
Criticized	21,837	22,490	6,772	662	1,840	53,601
Total commercial loans (excluding PCI)	166,817	102,705	17,637	13,117	38,407	338,683
Total commercial PCI loans (carrying value)	399	3,270	1,745	-	1,353	6,767
Total commercial loans	$ 167,216	105,975	19,382	13,117	39,760	345,450

The following table provides past due information for commercial loans, which we monitor as part of our credit risk management practices.

(in millions)	Commercial and industrial	Real estate mortgage	Real estate construction	Lease financing	Foreign	Total
December 31, 2012						
By delinquency status:						
Current-29 DPD and still accruing	**$ 185,614**	**100,317**	**14,861**	**12,344**	**36,837**	**349,973**
30-89 DPD and still accruing	**417**	**503**	**136**	**53**	**12**	**1,121**
90+ DPD and still accruing	**47**	**228**	**27**	**-**	**1**	**303**
Nonaccrual loans	**1,422**	**3,322**	**1,003**	**27**	**50**	**5,824**
Total commercial loans (excluding PCI)	**187,500**	**104,370**	**16,027**	**12,424**	**36,900**	**357,221**
Total commercial PCI loans (carrying value)	**259**	**1,970**	**877**	**-**	**871**	**3,977**
Total commercial loans	**$ 187,759**	**106,340**	**16,904**	**12,424**	**37,771**	**361,198**
December 31, 2011						
By delinquency status:						
Current-29 DPD and still accruing	$ 163,583	97,410	15,471	12,934	38,122	327,520
30-89 DPD and still accruing	939	954	187	130	232	2,442
90+ DPD and still accruing	153	256	89	-	6	504
Nonaccrual loans	2,142	4,085	1,890	53	47	8,217
Total commercial loans (excluding PCI)	166,817	102,705	17,637	13,117	38,407	338,683
Total commercial PCI loans (carrying value)	399	3,270	1,745	-	1,353	6,767
Total commercial loans	$ 167,216	105,975	19,382	13,117	39,760	345,450

CONSUMER CREDIT QUALITY INDICATORS We have various classes of consumer loans that present unique risks. Loan delinquency, FICO credit scores and LTV for loan types are common credit quality indicators that we monitor and utilize in our evaluation of the appropriateness of the allowance for credit losses for the consumer portfolio segment.

Many of our loss estimation techniques used for the allowance for credit losses rely on delinquency-based models; therefore, delinquency is an important indicator of credit quality and the establishment of our allowance for credit losses.

Note 6: Loans and Allowance for Credit Losses *(continued)*

The following table provides the outstanding balances of our consumer portfolio by delinquency status.

(in millions)	Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Credit card	Other revolving credit and installment	Total
December 31, 2012					
By delinquency status:					
Current-29 DPD	**$ 179,870**	**73,256**	**23,976**	**74,519**	**351,621**
30-59 DPD	**3,295**	**577**	**211**	**966**	**5,049**
60-89 DPD	**1,528**	**339**	**143**	**272**	**2,282**
90-119 DPD	**853**	**265**	**122**	**130**	**1,370**
120-179 DPD	**1,141**	**358**	**187**	**33**	**1,719**
180+ DPD	**6,655**	**518**	**1**	**5**	**7,179**
Government insured/guaranteed loans (1)	**29,719**	**-**	**-**	**12,446**	**42,165**
Total consumer loans (excluding PCI)	**223,061**	**75,313**	**24,640**	**88,371**	**411,385**
Total consumer PCI loans (carrying value)	**26,839**	**152**	**-**	**-**	**26,991**
Total consumer loans	**$ 249,900**	**75,465**	**24,640**	**88,371**	**438,376**
December 31, 2011					
By delinquency status:					
Current-29 DPD	$ 156,985	83,033	22,125	69,712	331,855
30-59 DPD	4,075	786	211	963	6,035
60-89 DPD	2,012	501	154	275	2,942
90-119 DPD	1,152	382	135	127	1,796
120-179 DPD	1,704	537	211	33	2,485
180+ DPD	6,665	546	-	4	7,215
Government insured/guaranteed loans (1)	26,555	-	-	15,346	41,901
Total consumer loans (excluding PCI)	199,148	85,785	22,836	86,460	394,229
Total consumer PCI loans (carrying value)	29,746	206	-	-	29,952
Total consumer loans	$ 228,894	85,991	22,836	86,460	424,181

(1) Represents loans whose repayments are predominantly insured by the FHA or guaranteed by the VA and student loans whose repayments are predominantly guaranteed by agencies on behalf of the U.S. Department of Education under the Federal Family Education Loan Program (FFELP). Loans insured/guaranteed by the FHA/VA and 90+ DPD totaled $20.2 billion at December 31, 2012, compared with $18.5 billion at December 31, 2011. Student loans 90+ DPD totaled $1.1 billion at December 31, 2012, compared with $1.3 billion at December 31, 2011.

Of the $10.3 billion of loans not government insured/guaranteed that are 90 days or more past due at December 31, 2012, $1.1 billion was accruing, compared with $11.5 billion past due and $1.5 billion accruing at December 31, 2011.

Real estate 1-4 family first mortgage loans 180 days or more past due totaled $6.7 billion, or 3.0% of total first mortgages (excluding PCI), at December 31, 2012, compared with $6.7 billion, or 3.3%, at December 31, 2011.

The following table provides a breakdown of our consumer portfolio by updated FICO. We obtain FICO scores at loan origination and the scores are updated at least quarterly. The majority of our portfolio is underwritten with a FICO score of 680 and above. FICO is not available for certain loan types and may not be obtained if we deem it unnecessary due to strong collateral and other borrower attributes, primarily securities-based margin loans of $5.4 billion at December 31, 2012, and $5.0 billion at December 31, 2011.

(in millions)		Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Credit card	Other revolving credit and installment	Total
December 31, 2012						
By updated FICO:						
< 600	**$**	**17,662**	**6,122**	**2,314**	**9,091**	**35,189**
600-639		**10,208**	**3,660**	**1,961**	**6,403**	**22,232**
640-679		**15,764**	**6,574**	**3,772**	**10,153**	**36,263**
680-719		**24,725**	**11,361**	**4,990**	**11,640**	**52,716**
720-759		**31,502**	**15,992**	**5,114**	**10,729**	**63,337**
760-799		**63,946**	**21,874**	**4,109**	**12,371**	**102,300**
800+		**26,044**	**8,526**	**2,223**	**6,355**	**43,148**
No FICO available		**3,491**	**1,204**	**157**	**3,780**	**8,632**
FICO not required		**-**	**-**	**-**	**5,403**	**5,403**
Government insured/guaranteed loans (1)		**29,719**	**-**	**-**	**12,446**	**42,165**
Total consumer loans (excluding PCI)		**223,061**	**75,313**	**24,640**	**88,371**	**411,385**
Total consumer PCI loans (carrying value)		**26,839**	**152**	**-**	**-**	**26,991**
Total consumer loans	**$**	**249,900**	**75,465**	**24,640**	**88,371**	**438,376**
December 31, 2011						
By updated FICO:						
< 600	$	21,604	7,428	2,323	8,921	40,276
600-639		10,978	4,086	1,787	6,222	23,073
640-679		15,563	7,187	3,383	9,350	35,483
680-719		23,622	12,497	4,697	10,465	51,281
720-759		27,417	17,574	4,760	9,936	59,687
760-799		47,337	24,979	3,517	11,163	86,996
800+		21,381	10,247	1,969	5,674	39,271
No FICO available		4,691	1,787	400	4,393	11,271
FICO not required		-	-	-	4,990	4,990
Government insured/guaranteed loans (1)		26,555	-	-	15,346	41,901
Total consumer loans (excluding PCI)		199,148	85,785	22,836	86,460	394,229
Total consumer PCI loans (carrying value)		29,746	206	-	-	29,952
Total consumer loans	$	228,894	85,991	22,836	86,460	424,181

(1) Represents loans whose repayments are predominantly insured by the FHA or guaranteed by the VA and student loans whose repayments are predominantly guaranteed by agencies on behalf of the U.S. Department of Education under FFELP.

LTV refers to the ratio comparing the loan's unpaid principal balance to the property's collateral value. CLTV refers to the combination of first mortgage and junior lien mortgage (including unused line amounts for credit line products) ratios. LTVs and CLTVs are updated quarterly using a cascade approach which first uses values provided by automated valuation models (AVMs) for the property. If an AVM is not available, then the value is estimated using the original appraised value adjusted by the change in Home Price Index (HPI) for the property location. If an HPI is not available, the original appraised value is used. The HPI value is normally the only method considered for high value properties, generally with an original value of $1 million or more, as the AVM values have proven less accurate for these properties.

The following table shows the most updated LTV and CLTV distribution of the real estate 1-4 family first and junior lien mortgage loan portfolios. In recent years, the residential real estate markets experienced significant declines in property values and several markets, particularly California and Florida have experienced more significant declines than the national decline. These trends are considered in the way that we monitor credit risk and establish our allowance for credit losses. LTV does not necessarily reflect the likelihood of performance of a given loan, but does provide an indication of collateral value. In the event of a default, any loss should be limited to the portion of the loan amount in excess of the net realizable value of the underlying real estate collateral value. Certain loans do not have an LTV or CLTV primarily due to industry data availability and portfolios acquired from or serviced by other institutions.

	December 31, 2012			December 31, 2011		
(in millions)	Real estate 1-4 family first mortgage by LTV	Real estate 1-4 family junior lien mortgage by CLTV	Total	Real estate 1-4 family first mortgage by LTV	Real estate 1-4 family junior lien mortgage by CLTV	Total
By LTV/CLTV:						
0-60%	$ 56,247	12,170	68,417	46,476	12,694	59,170
60.01-80%	69,759	15,168	84,927	46,831	15,722	62,553
80.01-100%	34,830	18,038	52,868	36,764	20,290	57,054
100.01-120% (1)	17,004	13,576	30,580	21,116	15,829	36,945
> 120% (1)	13,529	14,610	28,139	18,608	18,626	37,234
No LTV/CLTV available	1,973	1,751	3,724	2,798	2,624	5,422
Government insured/guaranteed loans (2)	29,719	-	29,719	26,555	-	26,555
Total consumer loans (excluding PCI)	223,061	75,313	298,374	199,148	85,785	284,933
Total consumer PCI loans (carrying value)	26,839	152	26,991	29,746	206	29,952
Total consumer loans	$ 249,900	75,465	325,365	228,894	85,991	314,885

(1) Reflects total loan balances with LTV/CLTV amounts in excess of 100%. In the event of default, the loss content would generally be limited to only the amount in excess of 100% LTV/CLTV.
(2) Represents loans whose repayments are predominantly insured by the FHA or guaranteed by the VA.

NONACCRUAL LOANS The following table provides loans on nonaccrual status. PCI loans are excluded from this table due to the existence of the accretable yield.

	December 31,	
(in millions)	2012	2011
Commercial:		
Commercial and industrial	$ 1,422	2,142
Real estate mortgage	3,322	4,085
Real estate construction	1,003	1,890
Lease financing	27	53
Foreign	50	47
Total commercial (1)	5,824	8,217
Consumer:		
Real estate 1-4 family first mortgage (2)	11,455	10,913
Real estate 1-4 family junior lien mortgage (3)	2,922	1,975
Other revolving credit and installment	285	199
Total consumer (4)	14,662	13,087
Total nonaccrual loans (excluding PCI)	$ 20,486	21,304

(1) Includes LHFS of $16 million and $25 million at December 31, 2012 and 2011, respectively.
(2) Includes MHFS of $336 million and $301 million at December 31, 2012 and 2011, respectively.
(3) Includes $960 million at December 31, 2012, resulting from the Interagency Guidance issued in 2012, which requires performing junior liens to be classified as nonaccrual if the related first mortgage is nonaccruing.
(4) Includes $1.8 billion at December 31, 2012, consisting of $1.4 billion of first mortgages, $205 million of junior liens and $140 million of auto and other loans, resulting from the OCC guidance issued in third quarter 2012, which requires performing consumer loans discharged in bankruptcy to be placed on nonaccrual status and written down to net realizable collateral value, regardless of their delinquency status.

LOANS 90 DAYS OR MORE PAST DUE AND STILL ACCRUING
Certain loans 90 days or more past due as to interest or principal are still accruing, because they are (1) well-secured and in the process of collection or (2) real estate 1-4 family mortgage loans or consumer loans exempt under regulatory rules from being classified as nonaccrual until later delinquency, usually 120 days past due. PCI loans of $6.0 billion at December 31, 2012, and $8.7 billion at December 31, 2011, are not included in these past due and still accruing loans even though they are 90 days or more contractually past due. These PCI loans are considered to be accruing due to the existence of the accretable yield and not based on consideration given to contractual interest payments. Loans 90 days or more past due and still accruing whose repayments are predominantly insured by the FHA or guaranteed by the VA for mortgages and the U.S. Department of Education for student loans under the FFELP were $21.8 billion at December 31, 2012, up from $20.5 billion at December 31, 2011.

The following table shows non-PCI loans 90 days or more past due and still accruing by class for loans not government insured/guaranteed.

	December 31,	
(in millions)	**2012**	2011
Loan 90 days or more past due and still accruing:		
Total (excluding PCI):	$ **23,245**	22,569
Less: FHA insured/guaranteed by the VA (1)(2)	**20,745**	19,240
Less: Student loans guaranteed under the FFELP (3)	**1,065**	1,281
Total, not government insured/guaranteed	$ **1,435**	2,048
By segment and class, not government insured/guaranteed:		
Commercial:		
Commercial and industrial	$ **47**	153
Real estate mortgage	**228**	256
Real estate construction	**27**	89
Foreign	**1**	6
Total commercial	**303**	504
Consumer:		
Real estate 1-4 family first mortgage (2)	**564**	781
Real estate 1-4 family junior lien mortgage (2)(4)	**133**	279
Credit card	**310**	346
Other revolving credit and installment	**125**	138
Total consumer	**1,132**	1,544
Total, not government insured/guaranteed	$ **1,435**	2,048

(1) Represents loans whose repayments are predominantly insured by the FHA or guaranteed by the VA.
(2) Includes mortgage loans held for sale 90 days or more past due and still accruing.
(3) Represents loans whose repayments are predominantly guaranteed by agencies on behalf of the U.S. Department of Education under the FFELP.
(4) The balance at December 31, 2012, includes the impact from the transfer of certain 1-4 family junior lien mortgages to nonaccrual loans in accordance with the Interagency Guidance issued on January 31, 2012.

IMPAIRED LOANS The table below summarizes key information for impaired loans. Our impaired loans predominantly include loans on nonaccrual status in the commercial portfolio segment and loans modified in a TDR, whether on accrual or nonaccrual status. These impaired loans generally have estimated losses which are included in the allowance for credit losses. Impaired loans exclude PCI loans. Based on clarifying guidance from the Securities and Exchange Commission (SEC) received in December 2011, we now classify trial modifications as TDRs at the beginning of the trial period. The table below includes trial modifications that totaled $705 million at December 31, 2012, and $651 million at December 31, 2011.

			Recorded investment		
(in millions)		Unpaid principal balance	Impaired loans	Impaired loans with related allowance for credit losses	Related allowance for credit losses
December 31, 2012					
Commercial:					
Commercial and industrial	**$**	**3,331**	**2,086**	**2,086**	**353**
Real estate mortgage		**5,766**	**4,673**	**4,537**	**1,025**
Real estate construction		**1,975**	**1,345**	**1,345**	**276**
Lease financing		**54**	**39**	**39**	**11**
Foreign		**109**	**43**	**43**	**9**
Total commercial (1)		**11,235**	**8,186**	**8,050**	**1,674**
Consumer:					
Real estate 1-4 family first mortgage		**21,293**	**18,472**	**15,224**	**3,074**
Real estate 1-4 family junior lien mortgage		**2,855**	**2,483**	**2,070**	**859**
Credit card		**531**	**531**	**531**	**244**
Other revolving credit and installment		**341**	**340**	**340**	**33**
Total consumer		**25,020**	**21,826**	**18,165**	**4,210**
Total impaired loans (excluding PCI)	**$**	**36,255**	**30,012**	**26,215**	**5,884**
December 31, 2011					
Commercial:					
Commercial and industrial	$	7,191	3,072	3,018	501
Real estate mortgage		7,490	5,114	4,637	1,133
Real estate construction		4,733	2,281	2,281	470
Lease financing		127	68	68	21
Foreign		185	31	31	8
Total commercial (1)		19,726	10,566	10,035	2,133
Consumer:					
Real estate 1-4 family first mortgage		16,494	14,486	13,909	3,380
Real estate 1-4 family junior lien mortgage		2,232	2,079	2,079	784
Credit card		593	593	593	339
Other revolving credit and installment		287	286	274	42
Total consumer		19,606	17,444	16,855	4,545
Total impaired loans (excluding PCI)	$	39,332	28,010	26,890	6,678

(1) The unpaid principal balance for commercial loans at December 31, 2011, includes $2.5 billion of commercial and industrial, $1.1 billion of real estate mortgage, $1.8 billion of real estate construction and $157 million of lease financing and foreign loans that have been fully charged off and therefore have no recorded investment. The unpaid principal balance for loans with no recorded investment has been excluded from the amounts disclosed at December 31, 2012.

Commitments to lend additional funds on loans whose terms have been modified in a TDR amounted to $421 million at December 31, 2012, and $3.8 billion at December 31, 2011.

The following tables provide the average recorded investment in impaired loans and the amount of interest income recognized on impaired loans by portfolio segment and class.

	Year ended December 31,					
	2012		2011		2010	
(in millions)	**Average recorded investment**	**Recognized interest income**	Average recorded investment	Recognized interest income	Average recorded investment	Recognized interest income
Commercial:						
Commercial and industrial	**$ 2,281**	**111**	3,282	105	4,098	64
Real estate mortgage	**4,821**	**119**	5,308	80	4,598	41
Real estate construction	**1,818**	**61**	2,481	70	3,203	28
Lease financing	**57**	**1**	80	-	166	-
Foreign	**36**	**1**	29	-	47	-
Total commercial	**9,013**	**293**	11,180	255	12,112	133
Consumer:						
Real estate 1-4 family first mortgage	**15,750**	**803**	13,592	700	9,221	494
Real estate 1-4 family junior lien mortgage	**2,193**	**80**	1,962	76	1,443	55
Credit card	**572**	**63**	594	21	360	13
Other revolving credit and installment	**324**	**44**	270	27	132	3
Total consumer	**18,839**	**990**	16,418	824	11,156	565
Total impaired loans (excluding PCI)	**$ 27,852**	**1,283**	$ 27,598	1,079	$ 23,268	698

	Year ended December 31,		
(in millions)	**2012**	2011	2010
Average recorded investment in impaired loans	**$ 27,852**	27,598	23,268
Interest income:			
Cash basis of accounting	**$ 316**	180	250
Other (1)	**967**	899	448
Total interest income	**$ 1,283**	1,079	698

(1) Includes interest recognized on accruing TDRs, interest recognized related to certain impaired loans which have an allowance calculated using discounting, and amortization of purchase accounting adjustments related to certain impaired loans. See footnote 1 to the table of changes in the allowance for credit losses.

TROUBLED DEBT RESTRUCTURINGS (TDRs) When, for economic or legal reasons related to a borrower's financial difficulties, we grant a concession for other than an insignificant period of time to a borrower that we would not otherwise consider, the related loan is classified as a TDR. We do not consider any loans modified through a loan resolution such as foreclosure or short sale to be a TDR.

We may require some borrowers experiencing financial difficulty to make trial payments generally for a period of three to four months, according to the terms of a planned permanent modification, to determine if they can perform according to those terms. Based on clarifying guidance from the SEC in December 2011, these arrangements represent trial modifications, which we classify and account for as TDRs. While loans are in trial payment programs, their original terms are not considered modified and they continue to advance through delinquency status and accrue interest according to their original terms. The planned modifications for these arrangements predominantly involve interest rate reductions or other interest rate concessions, however, the exact concession type and resulting financial effect are usually not finalized and do not take effect until the loan is permanently modified. The trial period terms are developed in accordance with our proprietary programs or the U.S. Treasury's Making Homes Affordable programs for real estate 1-4 family first lien (i.e. Home Affordable Modification Program – HAMP) and junior lien (i.e. Second Lien Modification Program – 2MP) mortgage loans.

At December 31, 2012, the loans in trial modification period were $402 million under HAMP, $45 million under 2MP and $258 million under proprietary programs, compared with $421 million, $46 million and $184 million at December 31, 2011, respectively. Trial modifications with a recorded investment of $429 million at December 31, 2012, and $310 million at December 31, 2011, were accruing loans and $276 million and $341 million, respectively, were nonaccruing loans. Our recent experience is that most of the mortgages that enter a trial payment period program are successful in completing the program requirements and are then permanently modified at the end of the trial period. As previously discussed, our allowance process considers the impact of those modifications that are probable to occur including the associated credit cost and related re-default risk.

The following table summarizes our TDR modifications for the periods presented by primary modification type and includes the financial effects of these modifications.

		Primary modification type (1)				Financial effects of modifications		
(in millions)		Principal (2)	Interest rate reduction	Other interest rate concessions (3)	Total	Charge-offs (4)	Weighted average interest rate reduction	Recorded investment related to interest rate reduction (5)
Year ended December 31, 2012								
Commercial:								
Commercial and industrial	**$**	**11**	**35**	**1,370**	**1,416**	**40**	**1.60 % $**	**38**
Real estate mortgage		**47**	**219**	**1,907**	**2,173**	**12**	**1.57**	**226**
Real estate construction		**12**	**19**	**531**	**562**	**10**	**1.69**	**19**
Lease financing		**-**	**-**	**4**	**4**	**-**	**-**	**-**
Foreign		**-**	**-**	**19**	**19**	**-**	**-**	**-**
Total commercial		**70**	**273**	**3,831**	**4,174**	**62**	**1.58**	**283**
Consumer:								
Real estate 1-4 family first mortgage		**1,371**	**1,302**	**5,822**	**8,495**	**547**	**3.00**	**2,379**
Real estate 1-4 family junior lien mortgage		**79**	**244**	**756**	**1,079**	**512**	**3.70**	**313**
Credit card		**-**	**241**	**-**	**241**	**-**	**10.85**	**241**
Other revolving credit and installment		**5**	**55**	**287**	**347**	**55**	**6.82**	**58**
Trial modifications (6)		**-**	**-**	**666**	**666**	**-**	**-**	**-**
Total consumer		**1,455**	**1,842**	**7,531**	**10,828**	**1,114**	**3.78**	**2,991**
Total	**$**	**1,525**	**2,115**	**11,362**	**15,002**	**1,176**	**3.59 % $**	**3,274**
Year ended December 31, 2011								
Commercial:								
Commercial and industrial	$	166	64	2,412	2,642	84	3.13 % $	69
Real estate mortgage		113	146	1,894	2,153	24	1.46	160
Real estate construction		29	114	421	564	26	0.81	125
Lease financing		-	-	57	57	-	-	-
Foreign		-	-	22	22	-	-	-
Total commercial		308	324	4,806	5,438	134	1.55	354
Consumer:								
Real estate 1-4 family first mortgage		1,629	1,908	934	4,471	293	3.27	3,322
Real estate 1-4 family junior lien mortgage		98	559	197	854	28	4.34	654
Credit card		-	336	-	336	2	10.77	260
Other revolving credit and installment		74	119	7	200	24	6.36	181
Trial modifications (6)		-	-	651	651	-	-	-
Total consumer		1,801	2,922	1,789	6,512	347	4.00	4,417
Total	$	2,109	3,246	6,595	11,950	481	3.82 % $	4,771

(1) Amounts represent the recorded investment in loans after recognizing the effects of the TDR, if any. TDRs with multiple types of concessions are presented only once in the table in the first category type based on the order presented.

(2) Principal modifications include principal forgiveness at the time of the modification, contingent principal forgiveness granted over the life of the loan based on borrower performance, and principal that has been legally separated and deferred to the end of the loan, with a zero percent contractual interest rate.

(3) Other interest rate concessions include loans modified to an interest rate that is not commensurate with the credit risk, even though the rate may have been increased. These modifications would include renewals, term extensions and other interest adjustments, but exclude modifications that also forgive principal and/or reduce the interest rate. Year ended December 31, 2012, includes $5.2 billion of consumer loans, consisting of $4.5 billion of first mortgages, $506 million of junior liens and $140 million of auto and other loans, resulting from the OCC guidance issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be classified as TDRs, as well as written down to net realizable collateral value.

(4) Charge-offs include write-downs of the investment in the loan in the period it is contractually modified. The amount of charge-off will differ from the modification terms if the loan has been charged down prior to the modification based on our policies. In addition, there may be cases where we have a charge-off/down with no legal principal modification. Modifications resulted in legally forgiving principal (actual, contingent or deferred) of $495 million and $577 million for years ended December 31, 2012 and 2011, respectively. Year ended December 31, 2012, includes $888 million in charge-offs on consumer loans resulting from the OCC guidance discussed above.

(5) Reflects the effect of reduced interest rates to loans with principal or interest rate reduction primary modification type.

(6) Trial modifications are granted a delay in payments due under the original terms during the trial payment period. However, these loans continue to advance through delinquency status and accrue interest according to their original terms. Any subsequent permanent modification generally includes interest rate related concessions; however, the exact concession type and resulting financial effect are usually not known until the loan is permanently modified. Trial modifications for the period are presented net of any trial modifications that successfully complete the program requirements. Such successful modifications are included as an addition to the appropriate loan category in the period they successfully complete the program requirements.

The table below summarizes permanent modification TDRs that have defaulted in the current period within 12 months of their permanent modification date. We are reporting these defaulted TDRs based on a payment default definition of 90 days past due for the commercial portfolio segment and 60 days past due for the consumer portfolio segment.

		Recorded investment of defaults	
		Year ended December 31,	
(in millions)		**2012**	2011
Commercial:			
Commercial and industrial	$	**379**	216
Real estate mortgage		**579**	331
Real estate construction		**261**	69
Lease financing		**1**	1
Foreign		**-**	1
Total commercial		**1,220**	618
Consumer:			
Real estate 1-4 family first mortgage		**567**	1,110
Real estate 1-4 family junior lien mortgage		**55**	137
Credit card		**94**	156
Other revolving credit and installment		**56**	113
Total consumer		**772**	1,516
Total	$	**1,992**	2,134

Purchased Credit-Impaired Loans

Substantially all of our PCI loans were acquired from Wachovia on December 31, 2008. The following table presents PCI loans net of any remaining purchase accounting adjustments. Real estate 1-4 family first mortgage PCI loans are predominantly Pick-a-Pay loans.

						December 31,
(in millions)		**2012**	2011	2010	2009	2008
Commercial:						
Commercial and industrial	**$**	**259**	399	718	1,911	4,580
Real estate mortgage		**1,970**	3,270	2,855	4,137	5,803
Real estate construction		**877**	1,745	2,949	5,207	6,462
Foreign		**871**	1,353	1,413	1,733	1,859
Total commercial		**3,977**	6,767	7,935	12,988	18,704
Consumer:						
Real estate 1-4 family first mortgage		**26,839**	29,746	33,245	38,386	39,214
Real estate 1-4 family junior lien mortgage		**152**	206	250	331	728
Other revolving credit and installment		**-**	-	-	-	151
Total consumer		**26,991**	29,952	33,495	38,717	40,093
Total PCI loans (carrying value)	**$**	**30,968**	36,719	41,430	51,705	58,797
Total PCI loans (unpaid principal balance)	**$**	**45,174**	55,312	64,331	83,615	98,182

ACCRETABLE YIELD The excess of cash flows expected to be collected over the carrying value of PCI loans is referred to as the accretable yield and is recognized in interest income using an effective yield method over the remaining life of the loan, or pools of loans. The accretable yield is affected by:

- changes in interest rate indices for variable rate PCI loans – expected future cash flows are based on the variable rates in effect at the time of the regular evaluations of cash flows expected to be collected;
- changes in prepayment assumptions – prepayments affect the estimated life of PCI loans which may change the amount of interest income, and possibly principal, expected to be collected; and
- changes in the expected principal and interest payments over the estimated life – updates to expected cash flows are driven by the credit outlook and actions taken with borrowers. Changes in expected future cash flows from loan modifications are included in the regular evaluations of cash flows expected to be collected.

During 2012, our expectation of cash flows was favorably impacted by lower expected defaults and losses as a result of observed strengthening in housing prices and the impact of our modification efforts. These factors favorably impacted probability of default and loss severity, reducing our expected loss on PCI loans, primarily Pick-a-Pay, and increasing the estimated weighted-average remaining life of the PCI portfolios and resulting expected interest to be collected. Accordingly, we increased accretable yield for $1.1 billion of transfers out of nonaccretable difference for the increase in principal expected to be collected, and by $3.6 billion for the increase in interest income expected to be collected.

The change in the accretable yield related to PCI loans is presented in the following table.

		Year ended December 31,			
(in millions)		**2012**	2011	2010	2009
Total, beginning of year	**$**	**15,961**	16,714	14,559	10,447
Addition of accretable yield due to acquisitions		**3**	128	-	-
Accretion into interest income (1)		**(2,152)**	(2,206)	(2,392)	(2,601)
Accretion into noninterest income due to sales (2)		**(5)**	(189)	(43)	(5)
Reclassification from nonaccretable difference for loans with improving credit-related cash flows		**1,141**	373	3,399	441
Changes in expected cash flows that do not affect nonaccretable difference (3)		**3,600**	1,141	1,191	6,277
Total, end of year	**$**	**18,548**	15,961	16,714	14,559

(1) Includes accretable yield released as a result of settlements with borrowers, which is included in interest income.
(2) Includes accretable yield released as a result of sales to third parties, which is included in noninterest income.
(3) Represents changes in cash flows expected to be collected due to the impact of modifications, changes in prepayment assumptions and changes in interest rates on variable rate PCI loans.

PCI ALLOWANCE Based on our regular evaluation of estimates of cash flows expected to be collected, we may establish an allowance for a PCI loan or pool of loans, with a charge to income though the provision for losses. The following table summarizes the changes in allowance for PCI loan losses.

(in millions)		Commercial	Pick-a-Pay	Other consumer	Total
Balance, December 31, 2008	$	-	-	-	-
Provision for losses due to credit deterioration		850	-	3	853
Charge-offs		(520)	-	-	(520)
Balance, December 31, 2009		330	-	3	333
Provision for losses due to credit deterioration		712	-	59	771
Charge-offs		(776)	-	(30)	(806)
Balance, December 31, 2010		266	-	32	298
Provision for losses due to credit deterioration		106	-	54	160
Charge-offs		(207)	-	(20)	(227)
Balance, December 31, 2011		**165**	**-**	**66**	**231**
Provision for losses due to credit deterioration		**25**	**-**	**7**	**32**
Charge-offs		**(102)**	-	**(44)**	**(146)**
Balance, December 31, 2012	**$**	**88**	**-**	**29**	**117**

COMMERCIAL PCI CREDIT QUALITY INDICATORS The following table provides a breakdown of commercial PCI loans by risk category.

(in millions)		Commercial and industrial	Real estate mortgage	Real estate construction	Foreign	Total
December 31, 2012						
By risk category:						
Pass	**$**	**95**	**341**	**207**	**255**	**898**
Criticized		**164**	**1,629**	**670**	**616**	**3,079**
Total commercial PCI loans	**$**	**259**	**1,970**	**877**	**871**	**3,977**
December 31, 2011						
By risk category:						
Pass	$	191	640	321	-	1,152
Criticized		208	2,630	1,424	1,353	5,615
Total commercial PCI loans	$	399	3,270	1,745	1,353	6,767

The following table provides past due information for commercial PCI loans.

(in millions)		Commercial and industrial	Real estate mortgage	Real estate construction	Foreign	Total
December 31, 2012						
By delinquency status:						
Current-29 DPD and still accruing	**$**	**235**	**1,804**	**699**	**704**	**3,442**
30-89 DPD and still accruing		**1**	**26**	**51**	**-**	**78**
90+ DPD and still accruing		**23**	**140**	**127**	**167**	**457**
Total commercial PCI loans	**$**	**259**	**1,970**	**877**	**871**	**3,977**
December 31, 2011						
By delinquency status:						
Current-29 DPD and still accruing	$	359	2,867	1,206	1,178	5,610
30-89 DPD and still accruing		22	178	72	-	272
90+ DPD and still accruing		18	225	467	175	885
Total commercial PCI loans	$	399	3,270	1,745	1,353	6,767

CONSUMER PCI CREDIT QUALITY INDICATORS Our consumer PCI loans were aggregated into several pools of loans at acquisition. Below, we have provided credit quality indicators based on the unpaid principal balance (adjusted for write-downs) of the individual loans included in the pool, but we have not allocated the remaining purchase accounting adjustments, which were established at a pool level. The following table provides the delinquency status of consumer PCI loans.

		December 31, 2012			December 31, 2011		
(in millions)		**Real estate 1-4 family first mortgage**	**Real estate 1-4 family junior lien mortgage**	**Total**	Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Total
By delinquency status:							
Current-29 DPD	**$**	**22,304**	**198**	**22,502**	25,693	268	25,961
30-59 DPD		**2,587**	**11**	**2,598**	3,272	20	3,292
60-89 DPD		**1,361**	**7**	**1,368**	1,433	9	1,442
90-119 DPD		**650**	**6**	**656**	791	8	799
120-179 DPD		**804**	**7**	**811**	1,169	10	1,179
180+ DPD		**5,356**	**116**	**5,472**	5,921	150	6,071
Total consumer PCI loans (adjusted unpaid principal balance)	**$**	**33,062**	**345**	**33,407**	38,279	465	38,744
Total consumer PCI loans (carrying value)	**$**	**26,839**	**152**	**26,991**	29,746	206	29,952

The following table provides FICO scores for consumer PCI loans.

(in millions)		December 31, 2012			December 31, 2011		
		Real estate 1-4 family first mortgage	**Real estate 1-4 family junior lien mortgage**	**Total**	Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Total
By FICO:							
< 600	$	**13,163**	**144**	**13,307**	17,169	210	17,379
600-639		**6,673**	**68**	**6,741**	7,489	83	7,572
640-679		**6,602**	**73**	**6,675**	6,646	89	6,735
680-719		**3,635**	**39**	**3,674**	3,698	47	3,745
720-759		**1,757**	**11**	**1,768**	1,875	14	1,889
760-799		**874**	**6**	**880**	903	6	909
800+		**202**	**1**	**203**	215	2	217
No FICO available		**156**	**3**	**159**	284	14	298
Total consumer PCI loans (adjusted unpaid principal balance)	$	**33,062**	**345**	**33,407**	38,279	465	38,744
Total consumer PCI loans (carrying value)	$	**26,839**	**152**	**26,991**	29,746	206	29,952

The following table shows the distribution of consumer PCI loans by LTV for real estate 1-4 family first mortgages and by CLTV for real estate 1-4 family junior lien mortgages.

(in millions)		December 31, 2012			December 31, 2011		
		Real estate 1-4 family first mortgage by LTV	**Real estate 1-4 family junior lien mortgage by CLTV**	**Total**	Real estate 1-4 family first mortgage by LTV	Real estate 1-4 family junior lien mortgage by CLTV	Total
By LTV/CLTV:							
0-60%	$	**1,374**	**21**	**1,395**	1,243	25	1,268
60.01-80%		**4,119**	**30**	**4,149**	3,806	49	3,855
80.01-100%		**9,576**	**61**	**9,637**	9,341	63	9,404
100.01-120% (1)		**8,084**	**93**	**8,177**	9,471	79	9,550
> 120% (1)		**9,889**	**138**	**10,027**	14,318	246	14,564
No LTV/CLTV available		**20**	**2**	**22**	100	3	103
Total consumer PCI loans (adjusted unpaid principal balance)	$	**33,062**	**345**	**33,407**	38,279	465	38,744
Total consumer PCI loans (carrying value)	$	**26,839**	**152**	**26,991**	29,746	206	29,952

(1) Reflects total loan balances with LTV/CLTV amounts in excess of 100%. In the event of default, the loss content would generally be limited to only the amount in excess of 100% LTV/CLTV.

Note 7: Premises, Equipment, Lease Commitments and Other Assets

(in millions)		December 31, 2012	2011
Land	$	**1,832**	1,825
Buildings		**7,670**	7,441
Furniture and equipment		**7,194**	7,195
Leasehold improvements		**1,839**	1,725
Premises and equipment leased under capital leases		**122**	147
Total premises and equipment		**18,657**	18,333
Less: Accumulated depreciation and amortization		**9,229**	8,802
Net book value, premises and equipment	$	**9,428**	9,531

Depreciation and amortization expense for premises and equipment was $1.3 billion, $1.4 billion and $1.5 billion in 2012, 2011 and 2010, respectively.

Dispositions of premises and equipment, included in noninterest expense, resulted in a net gain of $7 million in 2012, and net losses of $17 million and $115 million in 2011 and 2010, respectively.

We have obligations under a number of noncancelable operating leases for premises and equipment. The leases predominantly expire over the next 15 years, with the longest expiring in 2105, and many provide for periodic adjustment of rentals based on changes in various economic indicators. Some leases also include a renewal option. The following table provides the future minimum payments under capital leases and noncancelable operating leases, net of sublease rentals, with terms greater than one year as of December 31, 2012.

(in millions)		Operating leases		Capital leases
Year ended December 31,				
2013	$	1,311		3
2014		1,184		3
2015		970		3
2016		808		3
2017		657		2
Thereafter		2,594		15
Total minimum lease payments	$	7,524		29
Executory costs			$	(8)
Amounts representing interest				(9)
Present value of net minimum lease payments			$	12

Operating lease rental expense (predominantly for premises), net of rental income, was $1.1 billion, $1.2 billion and $1.3 billion in 2012, 2011 and 2010, respectively.

The components of other assets were:

(in millions)		December 31, 2012	2011
Nonmarketable equity investments:			
Cost method:			
Private equity investments	$	**2,572**	3,444
Federal bank stock		**4,227**	4,617
Total cost method		**6,799**	8,061
Equity method and other:			
LIHTC investments (1)		**4,767**	4,077
Private equity and other		**6,156**	4,670
Total equity method and other		**10,923**	8,747
Total nonmarketable equity investments (2)		**17,722**	16,808
Corporate/bank-owned life insurance		**18,649**	20,146
Accounts receivable		**25,828**	25,939
Interest receivable		**5,006**	5,296
Core deposit intangibles		**5,915**	7,311
Customer relationship and other amortized intangibles		**1,352**	1,639
Foreclosed assets:			
GNMA (3)		**1,509**	1,319
Other		**2,514**	3,342
Operating lease assets		**2,001**	1,825
Due from customers on acceptances		**282**	225
Other		**12,800**	17,172
Total other assets	$	**93,578**	101,022

(1) Represents low income housing tax credit investments.
(2) Proceeds from sales of nonmarketable equity investments totaled $2.3 billion and $2.4 billion and purchases totaled $2.6 billion and $2.7 billion for 2012 and 2011, respectively.
(3) These are foreclosed real estate securing GNMA loans. Both principal and interest for government insured/guaranteed loans secured by the foreclosed real estate are collectible because the loans are insured by the FHA or guaranteed by the VA.

Income related to nonmarketable equity investments was:

(in millions)		Year ended December 31, 2012	2011	2010
Net realized gains from private equity investments	$	**1,086**	842	534
All other		**(185)**	(298)	(188)
Total	$	**901**	544	346

Note 8: Securitizations and Variable Interest Entities

Involvement with SPEs

In the normal course of business, we enter into various types of on- and off-balance sheet transactions with special purpose entities (SPEs), which are corporations, trusts or partnerships that are established for a limited purpose. Generally, SPEs are formed in connection with securitization transactions. In a securitization transaction, assets from our balance sheet are transferred to an SPE, which then issues to investors various forms of interests in those assets and may also enter into derivative transactions. In a securitization transaction, we typically receive cash and/or other interests in an SPE as proceeds for the assets we transfer. Also, in certain transactions, we may retain the right to service the transferred receivables and to repurchase those receivables from the SPE if the outstanding balance of the receivables falls to a level where the cost exceeds the benefits of servicing such receivables. In addition, we may purchase the right to service loans in an SPE that were transferred to the SPE by a third party.

In connection with our securitization activities, we have various forms of ongoing involvement with SPEs, which may include:

- underwriting securities issued by SPEs and subsequently making markets in those securities;
- providing liquidity facilities to support short-term obligations of SPEs issued to third party investors;
- providing credit enhancement on securities issued by SPEs or market value guarantees of assets held by SPEs through the use of letters of credit, financial guarantees, credit default swaps and total return swaps;
- entering into other derivative contracts with SPEs;
- holding senior or subordinated interests in SPEs;
- acting as servicer or investment manager for SPEs; and
- providing administrative or trustee services to SPEs.

SPEs are generally considered variable interest entities (VIEs). A VIE is an entity that has either a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the ability to control the entity's activities. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE and a variable interest that could potentially be significant to the VIE. A variable interest is a contractual, ownership or other interest that changes with changes in the fair value of the VIE's net assets. To determine whether or not a variable interest we hold could potentially be significant to the VIE, we consider both qualitative and quantitative factors regarding the nature, size and form of our involvement with the VIE. We assess whether or not we are the primary beneficiary of a VIE on an on-going basis.

We have segregated our involvement with VIEs between those VIEs which we consolidate, those which we do not consolidate and those for which we account for the transfers of financial assets as secured borrowings. Secured borrowings are transactions involving transfers of our financial assets to third parties that are accounted for as financings with the assets pledged as collateral. Accordingly, the transferred assets remain recognized on our balance sheet. Subsequent tables within this Note further segregate these transactions by structure type.

The classifications of assets and liabilities in our balance sheet associated with our transactions with VIEs follow:

(in millions)		VIEs that we do not consolidate	VIEs that we consolidate	Transfers that we account for as secured borrowings	Total
December 31, 2012					
Cash	**$**	**-**	**260**	**30**	**290**
Trading assets		**1,902**	**114**	**218**	**2,234**
Securities available for sale (1)		**19,900**	**2,772**	**14,848**	**37,520**
Mortgages held for sale		**-**	**469**	**-**	**469**
Loans		**9,841**	**10,553**	**7,088**	**27,482**
Mortgage servicing rights		**11,114**	**-**	**-**	**11,114**
Other assets		**4,993**	**457**	**161**	**5,611**
Total assets		**47,750**	**14,625**	**22,345**	**84,720**
Short-term borrowings		**-**	**2,059** (2)	**13,228**	**15,287**
Accrued expenses and other liabilities		**3,441**	**901** (2)	**20**	**4,362**
Long-term debt		**-**	**3,483** (2)	**6,520**	**10,003**
Total liabilities		**3,441**	**6,443**	**19,768**	**29,652**
Noncontrolling interests		**-**	**48**	**-**	**48**
Net assets	**$**	**44,309**	**8,134**	**2,577**	**55,020**
December 31, 2011					
Cash	$	-	321	11	332
Trading assets		3,723	293	30	4,046
Securities available for sale (1)		21,708	3,332	11,671	36,711
Mortgages held for sale		-	444	-	444
Loans		11,404	11,967	7,181	30,552
Mortgage servicing rights		12,080	-	-	12,080
Other assets		4,494	1,858	137	6,489
Total assets		53,409	18,215	19,030	90,654
Short-term borrowings		-	3,450 (2)	10,682	14,132
Accrued expenses and other liabilities		3,350	1,138 (2)	121	4,609
Long-term debt		-	4,932 (2)	6,686	11,618
Total liabilities		3,350	9,520	17,489	30,359
Noncontrolling interests		-	61	-	61
Net assets	$	50,059	8,634	1,541	60,234

(1) Excludes certain debt securities related to loans serviced for the Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC) and GNMA.
(2) Includes the following VIE liabilities at December 31, 2012, and December 31, 2011, respectively, with recourse to the general credit of Wells Fargo: Short-term borrowings, $2.1 billion and $3.4 billion; Accrued expenses and other liabilities, $767 million and $963 million; and Long-term debt, $29 million and $30 million.

Transactions with Unconsolidated VIEs

Our transactions with VIEs include securitizations of residential mortgage loans, CRE loans, student loans and auto loans and leases; investment and financing activities involving CDOs backed by asset-backed and CRE securities, collateralized loan obligations (CLOs) backed by corporate loans, and other types of structured financing. We have various forms of involvement with VIEs, including holding senior or subordinated interests, entering into liquidity arrangements, credit default swaps and other derivative contracts. Involvements with these unconsolidated VIEs are recorded on our balance sheet primarily in trading assets, securities available for sale, loans, MSRs, other assets and other liabilities, as appropriate.

The following tables provide a summary of unconsolidated VIEs with which we have significant continuing involvement, but we are not the primary beneficiary. We do not consider our continuing involvement in an unconsolidated VIE to be significant when it relates to third-party sponsored VIEs for which we were not the transferor or if we were the sponsor but do not have any other significant continuing involvement.

Significant continuing involvement includes transactions where we were the sponsor or transferor and have other significant forms of involvement. Sponsorship includes transactions with unconsolidated VIEs where we solely or materially participated in the initial design or structuring of the entity or marketing of the transaction to investors. When we transfer assets to a VIE and account for the transfer as a sale, we are considered the transferor. We consider investments in securities held outside of trading, loans, guarantees, liquidity agreements, written options and servicing of collateral to be other forms of involvement that may be significant. We have excluded certain transactions with unconsolidated VIEs from the balances presented in the table below where we have determined that our continuing involvement is not significant due to the temporary nature and size of our variable interests, because we were not the transferor or because we were not involved in the design or operations of the unconsolidated VIEs.

(in millions)	Total VIE assets	Debt and equity interests (1)	Servicing assets	Derivatives	Other commitments and guarantees	Net assets
December 31, 2012						
						Carrying value - asset (liability)
Residential mortgage loan securitizations:						
Conforming	$ 1,268,494	3,620	10,336	-	(1,690)	12,266
Other/nonconforming	49,794	2,188	284	-	(53)	2,419
Commercial mortgage securitizations	168,126	7,081	466	404	-	7,951
Collateralized debt obligations:						
Debt securities	6,940	13	-	471	144	628
Loans (2)	8,155	7,962	-	-	-	7,962
Asset-based finance structures	10,404	7,155	-	(104)	-	7,051
Tax credit structures	20,098	5,180	-	-	(1,657)	3,523
Collateralized loan obligations	6,641	1,439	-	1	-	1,440
Investment funds	4,771	49	-	-	-	49
Other (3)	10,401	977	28	14	1	1,020
Total	$ 1,553,824	35,664	11,114	786	(3,255)	44,309
						Maximum exposure to loss
Residential mortgage loan securitizations:						
Conforming		$ 3,620	10,336	-	5,061	19,017
Other/nonconforming		2,188	284	-	353	2,825
Commercial mortgage securitizations		7,081	466	446	-	7,993
Collateralized debt obligations:						
Debt securities		13	-	471	144	628
Loans (2)		7,962	-	-	-	7,962
Asset-based finance structures		7,155	-	104	1,967	9,226
Tax credit structures		5,180	-	-	247	5,427
Collateralized loan obligations		1,439	-	1	261	1,701
Investment funds		49	-	-	27	76
Other (3)		977	28	318	119	1,442
Total		$ 35,664	11,114	1,340	8,179	56,297

(continued on following page)

(continued from previous page)

(in millions)	Total VIE assets	Debt and equity interests (1)	Servicing assets	Derivatives	Other commitments and guarantees	Net assets
December 31, 2011						
		Carrying value - asset (liability)				
Residential mortgage loan securitizations:						
Conforming	$ 1,135,629	4,682	11,070	-	(975)	14,777
Other/nonconforming	61,461	2,460	353	1	(48)	2,766
Commercial mortgage securitizations	179,007	7,063	623	349	-	8,035
Collateralized debt obligations:						
Debt securities	11,240	1,107	-	193	-	1,300
Loans (2)	9,757	9,511	-	-	-	9,511
Asset-based finance structures	9,606	6,942	-	(130)	-	6,812
Tax credit structures	19,257	4,119	-	-	(1,439)	2,680
Collateralized loan obligations	12,191	2,019	-	40	-	2,059
Investment funds	6,318	-	-	-	-	-
Other (3)	18,717	1,896	34	190	(1)	2,119
Total	$ 1,463,183	39,799	12,080	643	(2,463)	50,059
		Maximum exposure to loss				
Residential mortgage loan securitizations:						
Conforming		$ 4,682	11,070	-	3,657	19,409
Other/nonconforming		2,460	353	1	295	3,109
Commercial mortgage securitizations		7,063	623	538	-	8,224
Collateralized debt obligations:						
Debt securities		1,107	-	874	-	1,981
Loans (2)		9,511	-	-	-	9,511
Asset-based finance structures		6,942	-	130	1,504	8,576
Tax credit structures		4,119	-	-	-	4,119
Collateralized loan obligations		2,019	-	41	523	2,583
Investment funds		-	-	-	41	41
Other (3)		1,896	34	903	150	2,983
Total		$ 39,799	12,080	2,487	6,170	60,536

(1) Includes total equity interests of $5.8 billion and $4.5 billion at December 31, 2012 and 2011, respectively. The December 31, 2011 equity interests balance has been revised to include tax credit structures, which are all equity interests. Also includes debt interests in the form of both loans and securities. Excludes certain debt securities held related to loans serviced for FNMA, FHLMC and GNMA.

(2) Represents senior loans to trusts that are collateralized by asset-backed securities. The trusts invest primarily in senior tranches from a diversified pool of primarily U.S. asset securitizations, of which all are current, and over 83% and 88% were rated as investment grade by the primary rating agencies at December 31, 2012 and 2011, respectively. These senior loans are accounted for at amortized cost and are subject to the Company's allowance and credit charge-off policies.

(3) Includes structured financing, student loan securitizations, auto loan and lease securitizations and credit-linked note structures. Also contains investments in auction rate securities (ARS) issued by VIEs that we do not sponsor and, accordingly, are unable to obtain the total assets of the entity.

In the two preceding tables, "Total VIE assets" represents the remaining principal balance of assets held by unconsolidated VIEs using the most current information available. For VIEs that obtain exposure to assets synthetically through derivative instruments, the remaining notional amount of the derivative is included in the asset balance. "Carrying value" is the amount in our consolidated balance sheet related to our involvement with the unconsolidated VIEs. "Maximum exposure to loss" from our involvement with off-balance sheet entities, which is a required disclosure under GAAP, is determined as the carrying value of our involvement with off-balance sheet (unconsolidated) VIEs plus the remaining undrawn liquidity and lending commitments, the notional amount of net written derivative contracts, and generally the notional amount of, or stressed loss estimate for, other commitments and guarantees. It represents estimated loss that would be incurred under severe, hypothetical circumstances, for which we believe the possibility is extremely remote, such as where the value of our interests and any associated collateral declines to zero, without any consideration of recovery or offset from any economic hedges. Accordingly, this required disclosure is not an indication of expected loss.

RESIDENTIAL MORTGAGE LOANS Residential mortgage loan securitizations are financed through the issuance of fixed- or floating-rate-asset-backed-securities, which are collateralized by the loans transferred to a VIE. We typically transfer loans we originated to these VIEs, account for the transfers as sales, retain the right to service the loans and may hold other beneficial interests issued by the VIEs. We also may be exposed to limited liability related to recourse agreements and repurchase agreements we make to our issuers and purchasers, which are included in other commitments and guarantees. In certain instances, we may service residential mortgage loan securitizations structured by third parties whose loans we did not originate or transfer. Our residential mortgage loan securitizations consist of conforming and nonconforming securitizations.

Conforming residential mortgage loan securitizations are those that are guaranteed by GSEs, including GNMA. Because of the power of the GSEs over the VIEs that hold the assets from these conforming residential mortgage loan securitizations, we do not consolidate them.

The loans sold to the VIEs in nonconforming residential mortgage loan securitizations are those that do not qualify for a GSE guarantee. We may hold variable interests issued by the VIEs, primarily in the form of senior securities. We do not consolidate the nonconforming residential mortgage loan securitizations included in the table because we either do not hold any variable interests, hold variable interests that we do not consider potentially significant or are not the primary servicer for a majority of the VIE assets.

Other commitments and guarantees include amounts related to loans sold that we may be required to repurchase, or otherwise indemnify or reimburse the investor or insurer for losses incurred, due to material breach of contractual representations and warranties. The maximum exposure to loss for material breach of contractual representations and warranties represents a stressed case estimate we utilize for determining stressed case regulatory capital needs and is considered to be a remote scenario.

COMMERCIAL MORTGAGE LOAN SECURITIZATIONS
Commercial mortgage loan securitizations are financed through the issuance of fixed- or floating-rate-asset-backed-securities, which are collateralized by the loans transferred to the VIE. In a typical securitization, we may transfer loans we originate to these VIEs, account for the transfers as sales, retain the right to service the loans and may hold other beneficial interests issued by the VIEs. In certain instances, we may service commercial mortgage loan securitizations structured by third parties whose loans we did not originate or transfer. We typically serve as primary or master servicer of these VIEs. The primary or master servicer in a commercial mortgage loan securitization typically cannot make the most significant decisions impacting the performance of the VIE and therefore does not have power over the VIE. We do not consolidate the commercial mortgage loan securitizations included in the disclosure because we either do not have power or do not have a variable interest that could potentially be significant to the VIE.

COLLATERALIZED DEBT OBLIGATIONS (CDOs) A CDO is a securitization where a VIE purchases a pool of assets consisting of asset-backed securities and issues multiple tranches of equity or notes to investors. In some CDOs, a portion of the assets are obtained synthetically through the use of derivatives such as credit default swaps or total return swaps.

Prior to 2008, we engaged in the structuring of CDOs on behalf of third party asset managers who would select and manage the assets for the CDO. Typically, the asset manager has some discretion to manage the sale of assets of, or derivatives used by the CDO, which generally gives the asset manager the power over the CDO. We have not structured these types of transactions since the credit market disruption began in late 2007.

In addition to our role as arranger we may have other forms of involvement with these CDOs, including ones established prior to 2008. Such involvement may include acting as liquidity provider, derivative counterparty, secondary market maker or investor. For certain CDOs, we may also act as the collateral manager or servicer. We receive fees in connection with our role as collateral manager or servicer.

We assess whether we are the primary beneficiary of CDOs based on our role in them in combination with the variable interests we hold. Subsequently, we monitor our ongoing involvement to determine if the nature of our involvement has changed. We are not the primary beneficiary of these CDOs in most cases because we do not act as the collateral manager or servicer, which generally denotes power. In cases where we are the collateral manager or servicer, we are not the primary beneficiary because we do not hold interests that could potentially be significant to the VIE.

COLLATERALIZED LOAN OBLIGATIONS (CLOs) A CLO is a securitization where an SPE purchases a pool of assets consisting of loans and issues multiple tranches of equity or notes to investors. Generally, CLOs are structured on behalf of a third party asset manager that typically selects and manages the assets for the term of the CLO. Typically, the asset manager has the power over the significant decisions of the VIE through its discretion to manage the assets of the CLO. We assess whether we are the primary beneficiary of CLOs based on our role in them and the variable interests we hold. In most cases, we are not the primary beneficiary because we do not have the power to manage the collateral in the VIE.

In addition to our role as arranger, we may have other forms of involvement with these CLOs. Such involvement may include acting as underwriter, derivative counterparty, secondary market maker or investor. For certain CLOs, we may also act as the servicer, for which we receive fees in connection with that role. We also earn fees for arranging these CLOs and distributing the securities.

ASSET-BASED FINANCE STRUCTURES We engage in various forms of structured finance arrangements with VIEs that are collateralized by various asset classes including energy contracts, auto and other transportation leases, intellectual property, equipment and general corporate credit. We typically provide senior financing, and may act as an interest rate swap or commodity derivative counterparty when necessary. In most cases, we are not the primary beneficiary of these structures because we do not have power over the significant activities of the VIEs involved in them.

For example, we have investments in asset-backed securities that are collateralized by auto leases or loans and cash reserves. These fixed-rate and variable-rate securities have been structured as single-tranche, fully amortizing, unrated bonds that are equivalent to investment-grade securities due to their significant overcollateralization. The securities are issued by VIEs that have been formed by third party auto financing institutions primarily because they require a source of liquidity to fund ongoing vehicle sales operations. The third party auto financing institutions manage the collateral in the VIEs, which is indicative of power in them and we therefore do not consolidate these VIEs.

TAX CREDIT STRUCTURES We co-sponsor and make investments in affordable housing and sustainable energy projects that are designed to generate a return primarily through the realization of federal tax credits. In some instances, our investments in these structures may require that we fund future capital commitments at the discretion of the project sponsors. While the size of our investment in a single entity may at times exceed 50% of the outstanding equity interests, we do not consolidate these structures due to the project sponsor's ability to manage the projects, which is indicative of power in them.

INVESTMENT FUNDS We do not consolidate the investment funds because we do not absorb the majority of the expected future variability associated with the funds' assets, including variability associated with credit, interest rate and liquidity risks.

OTHER TRANSACTIONS WITH VIEs In 2008, legacy Wachovia reached an agreement to purchase auction rate securities (ARS) at par that were sold to third-party investors by certain of its subsidiaries. ARS are debt instruments with long-term maturities, but which re-price more frequently, and preferred equities with no maturity. We purchased all outstanding ARS that were issued by VIEs and subject to the agreement. At December 31, 2012, we held in our securities available-for-sale portfolio $357 million of ARS issued by VIEs redeemed pursuant to this agreement, compared with $643 million at December 31, 2011.

In 2009, we reached agreements to purchase additional ARS from eligible investors who bought ARS through one of our broker-dealer subsidiaries. We purchased all outstanding ARS that were issued by VIEs and subject to the agreement. As of December 31, 2012, we held in our securities available-for-sale portfolio $329 million of ARS issued by VIEs redeemed pursuant to this agreement, compared with $624 million at December 31, 2011.

We do not consolidate the VIEs that issued the ARS because we do not have power over the activities of the VIEs.

TRUST PREFERRED SECURITIES In addition to the involvements disclosed in the preceding table, through the issuance of trust preferred securities we had junior subordinated debt financing with a carrying value of $4.9 billion at December 31, 2012, and $7.6 billion at December 31, 2011 and $2.5 billion of preferred stock at both December 31, 2012, and 2011. In these transactions, VIEs that we wholly own issue debt securities or preferred equity to third party investors. All of the proceeds of the issuance are invested in debt securities or preferred equity that we issue to the VIEs. The VIEs' operations and cash flows relate only to the issuance, administration and repayment of the securities held by third parties. We do not consolidate these VIEs because the sole assets of the VIEs are receivables from us. This is the case even though we own all of the voting equity shares of the VIEs, have fully guaranteed the obligations of the VIEs and may have the right to redeem the third party securities under certain circumstances. We report the debt securities issued to the VIEs as long-term junior subordinated debt and the preferred equity securities issued to the VIEs as preferred stock in our consolidated balance sheet.

In 2012, we redeemed $2.7 billion of trust preferred securities that will no longer count as Tier 1 capital under the Dodd-Frank Act and the Basel Committee recommendations known as the Basel III standards.

Securitization Activity Related to Unconsolidated VIEs

We use VIEs to securitize consumer and CRE loans and other types of financial assets, including student loans and auto loans. We typically retain the servicing rights from these sales and may continue to hold other beneficial interests in the VIEs. We may also provide liquidity to investors in the beneficial interests and credit enhancements in the form of standby letters of credit. Through these securitizations we may be exposed to liability under limited amounts of recourse as well as standard representations and warranties we make to purchasers and issuers. We had the following cash flows with our securitization trusts that were involved in transfers accounted for as sales.

(in millions)		2012 Mortgage loans	2012 Other financial assets	2011 Mortgage loans	2011 Other financial assets	2010 Mortgage loans	2010 Other financial assets
							Year ended December 31,
Sales proceeds from securitizations (1)	$	**535,372**	**-**	337,357	-	374,488	-
Servicing fees		**4,433**	**10**	4,401	11	4,316	34
Other interests held		**1,767**	**135**	1,779	263	1,786	442
Purchases of delinquent assets		**62**	**-**	9	-	25	-
Net servicing advances		**226**	**-**	29	-	49	-

(1) Represents cash flow data for all loans securitized in the period presented.

In 2012, 2011, and 2010, we recognized net gains of $518 million, $112 million and $27 million, respectively, from transfers accounted for as sales of financial assets in securitizations. These net gains primarily relate to commercial mortgage securitizations and residential mortgage securitizations where the loans were not already carried at fair value.

Sales with continuing involvement during 2012, 2011 and 2010 predominantly related to conforming residential mortgage securitizations. During 2012, 2011 and 2010 we transferred $517.3 billion, $329.1 billion and $379.0 billion respectively, in fair value of conforming residential mortgages to unconsolidated VIEs and recorded the transfers as sales. Substantially all of these transfers did not result in a gain or loss because the loans are already carried at fair value. In connection with all of these transfers, in 2012 we recorded a $4.9 billion servicing asset, measured at fair value using a Level 3 measurement technique, and a $274 million liability for probable repurchase losses. In 2011, we recorded a $4.0 billion servicing asset and a $101 million liability. In 2010, we recorded a $4.5 billion servicing asset, with $4.1 billion recorded at fair value as Level 3 and the remaining $400 million recorded as amortized mortgage servicing rights. We also recorded a $144 million repurchase liability in 2010.

We used the following key weighted-average assumptions to measure mortgage servicing assets at the date of securitization:

		Residential mortgage servicing rights 2012	2011	2010
Year ended December 31,				
Prepayment speed (1)		**13.4 %**	12.8	13.5
Discount rate		**7.3**	7.7	5.4
Cost to service ($ per loan) (2)	**$**	**151**	146	151

(1) The prepayment speed assumption for residential mortgage servicing rights includes a blend of prepayment speeds and default rates. Prepayment speed assumptions are influenced by mortgage interest rate inputs as well as our estimation of drivers of borrower behavior.
(2) Includes costs to service and unreimbursed foreclosure costs.

During 2012, 2011 and 2010, we transferred $3.4 billion, $3.0 billion and $336 million, respectively, in fair value of commercial mortgages to unconsolidated VIEs and recorded the transfers as sales. These transfers resulted in a gain of $178 million in 2012, $48 million in 2011 and $23 million in 2010 because the loans were carried at LOCOM. In connection with these transfers, in 2012 and 2011 we recorded a servicing asset of $13 million and $20 million, respectively, initially measured at fair value using a Level 3 measurement technique.

Note 8: Securitizations and Variable Interest Entities *(continued)*

The following table provides key economic assumptions and the sensitivity of the current fair value of residential mortgage servicing rights and other retained interests to immediate adverse changes in those assumptions. "Other interests held" relate predominantly to residential and commercial mortgage loan securitizations. Residential mortgage-backed securities retained in securitizations issued through GSEs, such as FNMA, FHLMC and GNMA, are excluded from the table because these securities have a remote risk of credit loss due to the GSE guarantee. These securities also have economic characteristics similar to GSE mortgage-backed securities that we purchase, which are not included in the table. Subordinated interests include only those bonds whose credit rating was below AAA by a major rating agency at issuance. Senior interests include only those bonds whose credit rating was AAA by a major rating agency at issuance. The information presented excludes trading positions held in inventory.

			Other interests held				
				Consumer		Commercial (2)	
($ in millions, except cost to service amounts)		Residential mortgage servicing rights (1)	Interest-only strips	Subordinated bonds	Senior bonds	Subordinated bonds	Senior bonds
Fair value of interests held at December 31, 2012	**$**	**11,538**	**187**	**40**	**-**	**249**	**982**
Expected weighted-average life (in years)		**4.8**	**4.1**	**5.9**	**-**	**4.7**	**5.3**
Key economic assumptions:							
Prepayment speed assumption (3)		**15.7 %**	**10.6**	**6.8**	**-**		
Decrease in fair value from:							
10% adverse change	**$**	**869**	**5**	**-**	**-**		
25% adverse change		**2,038**	**12**	**-**	**-**		
Discount rate assumption		**7.4 %**	**16.9**	**8.9**	**-**	**3.5**	**2.2**
Decrease in fair value from:							
100 basis point increase	**$**	**562**	**4**	**2**	**-**	**12**	**43**
200 basis point increase		**1,073**	**8**	**4**	**-**	**21**	**84**
Cost to service assumption ($ per loan)		**219**					
Decrease in fair value from:							
10% adverse change		**615**					
25% adverse change		**1,537**					
Credit loss assumption				**0.4 %**	**-**	**10.0**	**-**
Decrease in fair value from:							
10% higher losses				**$ -**	**-**	**12**	**-**
25% higher losses				**-**	**-**	**19**	**-**
Fair value of interests held at December 31, 2011	$	12,918	230	45	321	240	852
Expected weighted-average life (in years)		5.1	4.6	6.1	5.6	5.3	4.4
Key economic assumptions:							
Prepayment speed assumption (3)		14.8 %	10.7	6.9	13.9		
Decrease in fair value from:							
10% adverse change	$	895	6	-	2		
25% adverse change		2,105	15	1	4		
Discount rate assumption		7.1 %	15.6	11.9	7.1	3.8	2.4
Decrease in fair value from:							
100 basis point increase	$	566	6	2	12	9	31
200 basis point increase		1,081	12	4	24	18	59
Cost to service assumption ($ per loan)		218					
Decrease in fair value from:							
10% adverse change		582					
25% adverse change		1,457					
Credit loss assumption				0.5 %	4.5	10.7	-
Decrease in fair value from:							
10% higher losses				$ -	1	8	-
25% higher losses				-	2	18	-

(1) December 31, 2011, has been revised to report only the sensitivities for residential mortgage servicing rights. See narrative following this table for a discussion of commercial mortgage servicing rights.
(2) "Other interests held" has been expanded to include retained interests from commercial securitizations. Prepayment speed assumptions do not significantly impact the value of commercial mortgage securitization bonds as the underlying commercial mortgage loans experience significantly lower prepayments due to certain contractual restrictions, impacting the borrower's ability to prepay the mortgage.
(3) The prepayment speed assumption for residential mortgage servicing rights includes a blend of prepayment speeds and default rates. Prepayment speed assumptions are influenced by mortgage interest rate inputs as well as our estimation of drivers of borrower behavior.

In addition to residential mortgage servicing rights (MSRs) included in the previous table, we have a small portfolio of commercial MSRs with a fair value of $1.4 billion at December 31, 2012, and December 31, 2011. The nature of our commercial MSRs, which are carried at LOCOM, is different from our residential MSRs. Prepayment activity on serviced loans does not significantly impact the value of commercial MSRs because, unlike residential mortgages, commercial mortgages experience significantly lower prepayments due to certain contractual restrictions, impacting the borrower's ability to prepay the mortgage. Additionally, for our commercial MSR portfolio, we are typically master/primary servicer, but not the special servicer, who is separately responsible for the servicing and workout of delinquent and foreclosed loans. It is the special servicer, similar to our role as servicer of residential mortgage loans, who is affected by higher servicing and foreclosure costs due to an increase in delinquent and foreclosed loans. Accordingly, prepayment speeds and costs to service are not key assumptions for commercial MSRs as they do not significantly impact the valuation. The primary economic driver impacting the fair value of our commercial MSRs is forward interest rates, which are derived from market observable yield curves used to price capital markets instruments. Market interest rates most significantly affect interest earned on custodial deposit balances. The sensitivity of the current fair value to an immediate adverse 25% change in the assumption about interest earned on deposit balances at December 31, 2012, and 2011, results in a decrease in fair value of $139 million and $219 million, respectively. See Note 9 for further information on our commercial MSRs.

The sensitivities in the preceding paragraph and table are hypothetical and caution should be exercised when relying on this data. Changes in value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in value may not be linear. Also, the effect of a variation in a particular assumption on the value of the other interests held is calculated independently without changing any other assumptions. In reality, changes in one factor may result in changes in others (for example, changes in prepayment speed estimates could result in changes in the credit losses), which might magnify or counteract the sensitivities.

The following table presents information about the principal balances of off-balance sheet securitized loans, including residential mortgages sold to FNMA, FHLMC, GNMA and securitizations where servicing is our only form of continuing involvement. Delinquent loans include loans 90 days or more past due and still accruing interest as well as nonaccrual loans. In securitizations where servicing is our only form of continuing involvement, we would only experience a loss if required to repurchase a delinquent loan due to a breach in representations and warranties associated with our loan sale or servicing contracts.

					Net charge-offs	
	Total loans		Delinquent loans		Year ended	
	December 31,		December 31,		December 31,	
(in millions)	**2012**	2011	**2012**	2011	**2012**	2011
Commercial:						
Real estate mortgage	**$ 128,564**	137,121	**12,216**	11,142	**541**	569
Total commercial	**128,564**	137,121	**12,216**	11,142	**541**	569
Consumer:						
Real estate 1-4 family first mortgage	**1,283,504**	1,171,666	**21,574**	24,235	**1,170**	1,506
Real estate 1-4 family junior lien mortgage	**1**	2	**-**	-	**-**	16
Other revolving credit and installment	**2,034**	2,271	**110**	131	**-**	-
Total consumer	**1,285,539**	1,173,939	**21,684**	24,366	**1,170**	1,522
Total off-balance sheet securitized loans (1)	**$ 1,414,103**	1,311,060	**33,900**	35,508	**1,711**	2,091

(1) At December 31, 2012 and 2011, the table includes total loans of $1.3 trillion and $1.2 trillion, respectively, and delinquent loans of $17.4 billion and $19.7 billion, respectively for FNMA, FHLMC and GNMA. Net charge-offs exclude loans sold to FNMA, FHLMC and GNMA as we do not service or manage the underlying real estate upon foreclosure and, as such, do not have access to net charge-off information.

Transactions with Consolidated VIEs and Secured Borrowings

The following table presents a summary of transfers of financial assets accounted for as secured borrowings and involvements with consolidated VIEs. "Consolidated assets" are presented using GAAP measurement methods, which may include fair value, credit impairment or other adjustments, and therefore in some instances will differ from "Total VIE assets." For VIEs that obtain exposure synthetically through derivative instruments, the remaining notional amount of the derivative is included in "Total VIE assets." On the consolidated balance sheet, we separately disclose the consolidated assets of certain VIEs that can only be used to settle the liabilities of those VIEs.

			Carrying value			
(in millions)		Total VIE assets	Consolidated assets	Third party liabilities	Noncontrolling interests	Net assets
December 31, 2012						
Secured borrowings:						
Municipal tender option bond securitizations	**$**	**16,782**	**15,130**	**(13,248)**	**-**	**1,882**
Commercial real estate loans		**975**	**975**	**(696)**	**-**	**279**
Residential mortgage securitizations		**5,757**	**6,240**	**(5,824)**	**-**	**416**
Total secured borrowings		**23,514**	**22,345**	**(19,768)**	**-**	**2,577**
Consolidated VIEs:						
Nonconforming residential mortgage loan securitizations		**8,633**	**7,707**	**(2,933)**	**-**	**4,774**
Multi-seller commercial paper conduit		**2,059**	**2,036**	**(2,053)**	**-**	**(17)**
Auto loan securitizations		**-**	**-**	**-**	**-**	**-**
Structured asset finance		**71**	**71**	**(17)**	**-**	**54**
Investment funds		**1,837**	**1,837**	**(2)**	**-**	**1,835**
Other		**3,454**	**2,974**	**(1,438)**	**(48)**	**1,488**
Total consolidated VIEs		**16,054**	**14,625**	**(6,443)**	**(48)**	**8,134**
Total secured borrowings and consolidated VIEs	**$**	**39,568**	**36,970**	**(26,211)**	**(48)**	**10,711**
December 31, 2011						
Secured borrowings:						
Municipal tender option bond securitizations	$	14,168	11,748	(10,689)	-	1,059
Commercial real estate loans		1,168	1,168	(1,041)	-	127
Residential mortgage securitizations		5,705	6,114	(5,759)	-	355
Total secured borrowings		21,041	19,030	(17,489)	-	1,541
Consolidated VIEs:						
Nonconforming residential mortgage loan securitizations		11,375	10,244	(4,514)	-	5,730
Multi-seller commercial paper conduit		2,860	2,860	(2,935)	-	(75)
Auto loan securitizations		163	163	(143)	-	20
Structured asset finance		124	124	(16)	-	108
Investment funds		2,012	2,012	(22)	-	1,990
Other		3,432	2,812	(1,890)	(61)	861
Total consolidated VIEs		19,966	18,215	(9,520)	(61)	8,634
Total secured borrowings and consolidated VIEs	$	41,007	37,245	(27,009)	(61)	10,175

In addition to the transactions included in the previous table, at both December 31, 2012, and 2011, we had approximately $6.0 billion of private placement debt financing issued through a consolidated VIE. The issuance is classified as long-term debt in our consolidated financial statements. At December 31, 2012, and 2011, we pledged approximately $6.4 billion and $6.2 billion in loans (principal and interest eligible to be capitalized), $179 million and $316 million in securities available for sale, and $138 million and $154 million in cash and cash equivalents to collateralize the VIE's borrowings, respectively. These assets were not transferred to the VIE, and accordingly we have excluded the VIE from the previous table.

We have raised financing through the securitization of certain financial assets in transactions with VIEs accounted for as secured borrowings. We also consolidate VIEs where we are the primary beneficiary. In certain transactions other than the multi-seller commercial paper conduit, we provide contractual support in the form of limited recourse and liquidity to facilitate the remarketing of short-term securities issued to third party investors. Other than this limited contractual support, the assets of the VIEs are the sole source of repayment of the securities held by third parties. The liquidity support we provide to the multi-seller commercial paper conduit ensures timely repayment of commercial paper issued by the conduit and is described further below.

MUNICIPAL TENDER OPTION BOND SECURITIZATIONS As part of our normal portfolio investment activities, we consolidate municipal bond trusts that hold highly rated, long-term, fixed-rate municipal bonds, the majority of which are rated AA or better. Our residual interests in these trusts generally allow us to capture the economics of owning the securities outright, and constructively make decisions that significantly impact the economic performance of the municipal bond vehicle, primarily by directing the sale of the municipal bonds owned by the vehicle. In addition, the residual interest owners have the right to receive benefits and bear losses that are proportional to owning the underlying municipal bonds in the trusts. The trusts obtain financing by issuing floating-rate trust certificates that reprice on a weekly or other basis to third-party investors. Under certain conditions, if we elect to terminate the trusts and withdraw the underlying assets, the third party investors are entitled to a small portion of any unrealized gain on the underlying assets. We may serve as remarketing agent and/or liquidity provider for the trusts. The floating-rate investors have the right to tender the certificates at specified dates, often with as little as seven days' notice. Should we be unable to remarket the tendered certificates, we are generally obligated to purchase them at par under standby liquidity facilities unless the bond's credit rating has declined below investment grade or there has been an event of default or bankruptcy of the issuer and insurer.

NONCONFORMING RESIDENTIAL MORTGAGE LOAN SECURITIZATIONS We have consolidated certain of our nonconforming residential mortgage loan securitizations in accordance with consolidation accounting guidance. We have determined we are the primary beneficiary of these securitizations because we have the power to direct the most significant activities of the entity through our role as primary servicer and also hold variable interests that we have determined to be significant. The nature of our variable interests in these entities may include beneficial interests issued by the VIE, mortgage servicing rights and recourse or repurchase reserve liabilities. The beneficial interests issued by the VIE that we hold include either subordinate or senior securities held in an amount that we consider potentially significant.

MULTI-SELLER COMMERCIAL PAPER CONDUIT We administer a multi-seller asset-based commercial paper conduit that finances certain client transactions. This conduit is a bankruptcy remote entity that makes loans to, or purchases certificated interests, generally from SPEs, established by our clients (sellers) and which are secured by pools of financial assets. The conduit funds itself through the issuance of highly rated commercial paper to third party investors. The primary source of repayment of the commercial paper is the cash flows from the conduit's assets or the re-issuance of commercial paper upon maturity. The conduit's assets are structured with deal-specific credit enhancements generally in the form of overcollateralization provided by the seller, but may also include subordinated interests, cash reserve accounts, third party credit support facilities and excess spread capture. The timely repayment of the commercial paper is further supported by asset-specific liquidity facilities in the form of liquidity asset purchase agreements that we provide. Each facility is equal to 102% of the conduit's funding commitment to a client. The aggregate amount of liquidity must be equal to or greater than all the commercial paper issued by the conduit. At the discretion of the administrator, we may be required to purchase assets from the conduit at par value plus accrued interest or discount on the related commercial paper, including situations where the conduit is unable to issue commercial paper. Par value may be different from fair value.

We receive fees in connection with our role as administrator and liquidity provider. We may also receive fees related to the structuring of the conduit's transactions. We are the primary beneficiary of the conduit because we have power over the significant activities of the conduit and have a significant variable interest due to our liquidity arrangement.

INVESTMENT FUNDS We have consolidated certain of our investment funds where we manage the assets of the fund and our interests absorb a majority of the funds' variability. We consolidate these VIEs because we have discretion over the management of the assets and are the sole investor in these funds.

Note 9: Mortgage Banking Activities

Mortgage banking activities, included in the Community Banking and Wholesale Banking operating segments, consist of residential and commercial mortgage originations, sale activity and servicing.

We apply the amortization method to all commercial MSRs and apply the fair value method to only residential MSRs. The changes in MSRs measured using the fair value method were:

		Year ended December 31,	
(in millions)	2012	2011	2010
Fair value, beginning of year	$ 12,603	14,467	16,004
Adjustments from adoption of consolidation accounting guidance	-	-	(118)
Servicing from securitizations or asset transfers (1)	5,182	3,957	4,092
Sales	(293)	-	-
Net additions	4,889	3,957	3,974
Changes in fair value:			
Due to changes in valuation model inputs or assumptions:			
Mortgage interest rates (2)	(2,092)	(3,749)	(1,944)
Servicing and foreclosure costs (3)	(677)	(694)	(1,095)
Discount rates (4)	(397)	(150)	(387)
Prepayment estimates and other (5)	273	913	469
Net changes in valuation model inputs or assumptions	(2,893)	(3,680)	(2,957)
Other changes in fair value (6)	(3,061)	(2,141)	(2,554)
Total changes in fair value	(5,954)	(5,821)	(5,511)
Fair value, end of year	$ 11,538	12,603	14,467

(1) The year ended December 31, 2012, includes $315 million residential MSRs transferred from amortized MSRs that we elected to carry at fair value effective January 1, 2012.
(2) Primarily represents prepayment speed changes due to changes in mortgage interest rates, but also includes other valuation changes due to changes in mortgage interest rates (such as changes in estimated interest earned on custodial deposit balances).
(3) Includes costs to service and unreimbursed foreclosure costs.
(4) Reflects discount rate assumption change, excluding portion attributable to changes in mortgage interest rates; the year ended December 31, 2012, change predominantly reflects increased capital return requirements from market participants.
(5) Represents changes driven by other valuation model inputs or assumptions including prepayment speed estimation changes and other assumption updates. Prepayment speed estimation changes are influenced by observed changes in borrower behavior that occur independent of interest rate changes.
(6) Represents changes due to collection/realization of expected cash flows over time.

The changes in amortized MSRs were:

		Year ended December 31,	
(in millions)	2012	2011	2010
Balance, beginning of year	$ 1,445	1,422	1,119
Adjustments from adoption of consolidation accounting guidance	-	-	(5)
Purchases	177	155	58
Servicing from securitizations or asset transfers (1)	(229)	132	478
Amortization (2)	(233)	(264)	(228)
Balance, end of year (2)	1,160	1,445	1,422
Valuation allowance:			
Balance, beginning of year	(37)	(3)	-
Reversal of provision (provision) for MSRs in excess of fair value	37	(34)	(3)
Balance, end of year (3)	-	(37)	(3)
Amortized MSRs, net	$ 1,160	1,408	1,419
Fair value of amortized MSRs:			
Beginning of year	$ 1,756	1,812	1,261
End of year (4)	1,400	1,756	1,812

(1) The year ended December 31, 2012, is net of $350 million ($313 million after valuation allowance) of residential MSRs that we elected to carry at fair value effective January 1, 2012. A cumulative adjustment of $2 million to fair value was recorded in retained earnings at January 1, 2012.
(2) Includes $350 million and $400 million in residential amortized MSRs at December 31, 2011 and 2010, respectively. For the years ended December 31, 2011 and 2010, the residential MSR amortization was $(50) million and $(5) million, respectively.
(3) Commercial amortized MSRs are evaluated for impairment purposes by the following risk strata: agency (GSEs) and non-agency. There was no valuation allowance recorded for the periods presented on the commercial amortized MSRs. Residential amortized MSRs are evaluated for impairment purposes by the following risk strata: mortgages sold to GSEs (FHLMC and FNMA) and mortgages sold to GNMA, each by interest rate stratifications. A valuation allowance of $37 million and $3 million was recorded on the residential amortized MSRs for the years ended December 31, 2011 and 2010, respectively. For the year ended December 31, 2012, valuation allowance of $37 million for residential MSRs was reversed upon election to carry at fair value.
(4) Includes fair value of $316 million and $441 million in residential amortized MSRs and $1,440 million and $1,371 million in commercial amortized MSRs at December 31, 2011 and 2010, respectively. The December 31, 2012, balance is all commercial amortized MSRs.

We present the components of our managed servicing portfolio in the following table at unpaid principal balance for loans serviced and subserviced for others and at book value for owned loans serviced.

(in billions)		December 31, 2012	2011
Residential mortgage servicing:			
Serviced for others	$	**1,498**	1,456
Owned loans serviced		**368**	358
Subservicing		**7**	8
Total residential servicing		**1,873**	1,822
Commercial mortgage servicing:			
Serviced for others		**408**	398
Owned loans serviced		**106**	106
Subservicing		**13**	14
Total commercial servicing		**527**	518
Total managed servicing portfolio	$	**2,400**	2,340
Total serviced for others	$	**1,906**	1,854
Ratio of MSRs to related loans serviced for others		**0.67 %**	0.76

The components of mortgage banking noninterest income were:

(in millions)		Year ended December 31, 2012	2011	2010
Servicing income, net:				
Servicing fees				
Contractually specified servicing fees	$	**4,626**	4,611	4,566
Late charges		**257**	298	360
Ancillary fees		**342**	354	434
Unreimbursed direct servicing costs (1)		**(1,234)**	(1,119)	(763)
Net servicing fees		**3,991**	4,144	4,597
Changes in fair value of MSRs carried at fair value:				
Due to changes in valuation model inputs or assumptions (2)		**(2,893)**	(3,680)	(2,957)
Other changes in fair value (3)		**(3,061)**	(2,141)	(2,554)
Total changes in fair value of MSRs carried at fair value		**(5,954)**	(5,821)	(5,511)
Amortization		**(233)**	(264)	(228)
Provision for MSRs in excess of fair value		**-**	(34)	(3)
Net derivative gains from economic hedges (4)		**3,574**	5,241	4,485
Total servicing income, net		**1,378**	3,266	3,340
Net gains on mortgage loan origination/sales activities		**10,260**	4,566	6,397
Total mortgage banking noninterest income	$	**11,638**	7,832	9,737
Market-related valuation changes to MSRs, net of hedge results (2) + (4)	$	**681**	1,561	1,528

(1) Primarily associated with foreclosure expenses and certain interest costs.
(2) Refer to the changes in fair value of MSRs table in this Note for more detail.
(3) Represents changes due to collection/realization of expected cash flows over time.
(4) Represents results from free-standing derivatives (economic hedges) used to hedge the risk of changes in fair value of MSRs. See Note 16 – Free-Standing Derivatives for additional discussion and detail.

The table below summarizes the changes in our liability for mortgage loan repurchase losses. This liability is in "Accrued expenses and other liabilities" in our consolidated financial statements and the provision for repurchase losses reduces net gains on mortgage loan origination/sales activities. Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment. We maintain regular contact with the GSEs, the Federal Housing Finance Agency (FHFA), and other significant investors to monitor their repurchase demand practices and issues as part of our process to update our repurchase liability estimate as new information becomes available. Because of the uncertainty in the various estimates underlying the mortgage repurchase liability, there is a range of losses in excess of the recorded mortgage repurchase liability that is reasonably possible. The estimate of the range of possible loss for representations and warranties does not represent a probable loss, and is based on currently available information, significant judgment, and a number of assumptions that are subject to change. The high end of this range of reasonably possible losses in excess of our recorded liability was $2.4 billion at December 31, 2012, and was determined based upon modifying the assumptions (particularly to assume significant changes in investor repurchase demand practices) utilized in our best estimate of probable loss to reflect what we believe to be the high end of reasonably possible adverse assumptions.

		Year ended December 31,		
(in millions)		**2012**	2011	2010
Balance, beginning of year	$	**1,326**	1,289	1,033
Provision for repurchase losses:				
Loan sales		**275**	101	144
Change in estimate (1)		**1,665**	1,184	1,474
Total additions		**1,940**	1,285	1,618
Losses		**(1,060)**	(1,248)	(1,362)
Balance, end of year	$	**2,206**	1,326	1,289

(1) Results from such factors as changes in investor demand and mortgage insurer practices, credit deterioration and changes in the financial stability of correspondent lenders.

Note 10: Intangible Assets

The gross carrying value of intangible assets and accumulated amortization was:

(in millions)		December 31, 2012 Gross carrying value	Accumulated amortization	Net carrying value	December 31, 2011 Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets (1):							
MSRs (2)	$	**2,317**	**(1,157)**	**1,160**	2,383	(975)	1,408
Core deposit intangibles		**12,836**	**(6,921)**	**5,915**	15,079	(7,768)	7,311
Customer relationship and other intangibles		**3,147**	**(1,795)**	**1,352**	3,158	(1,519)	1,639
Total amortized intangible assets	$	**18,300**	**(9,873)**	**8,427**	20,620	(10,262)	10,358
Unamortized intangible assets:							
MSRs (carried at fair value) (2)	$	**11,538**			12,603		
Goodwill		**25,637**			25,115		
Trademark		**14**			14		

(1) Excludes fully amortized intangible assets.
(2) See Note 9 for additional information on MSRs.

We based our projections of amortization expense shown below on existing asset balances at December 31, 2012. Future amortization expense may vary from these projections.

The following table provides the current year and estimated future amortization expense for amortized intangible assets.

(in millions)		Amortized MSRs	Core deposit intangibles	Customer relationship and other intangibles	Total
Year ended December 31, 2012 (actual)	**$**	**233**	**1,396**	**286**	**1,915**
Estimate for year ended December 31,					
2013	$	235	1,241	267	1,743
2014		204	1,113	251	1,568
2015		178	1,022	227	1,427
2016		145	919	212	1,276
2017		101	851	195	1,147

For our goodwill impairment analysis, we allocate all of the goodwill to the individual operating segments. We identify reporting units that are one level below an operating segment (referred to as a component), and distinguish these reporting units based on how the segments and components are managed, taking into consideration the economic characteristics, nature of the products and customers of the components. We allocate goodwill to reporting units based on relative fair value, using certain performance metrics. See Note 24 for further information on management reporting.

The following table shows the allocation of goodwill to our operating segments for purposes of goodwill impairment testing.

(in millions)		Community Banking	Wholesale Banking	Wealth, Brokerage and Retirement	Consolidated Company
December 31, 2010	$	17,922	6,475	373	24,770
Reduction in goodwill related to divested businesses		-	(9)	(2)	(11)
Goodwill from business combinations		2	354	-	356
December 31, 2011		**17,924**	**6,820**	**371**	**25,115**
Goodwill from business combinations		**(2)**	**524**	**-**	**522**
December 31, 2012	**$**	**17,922**	**7,344**	**371**	**25,637**

Note 11: Deposits

Time certificates of deposit (CDs) and other time deposits issued by domestic and foreign offices totaled $90.1 billion and $99.6 billion at December 31, 2012 and 2011, respectively. Substantially all of these deposits were interest bearing. The contractual maturities of these deposits follow.

(in millions)		December 31, 2012
2013	$	56,921
2014		11,119
2015		9,078
2016		6,418
2017		2,612
Thereafter		3,959
Total	$	90,107

Of these deposits, the amount of domestic time deposits with a denomination of $100,000 or more was $23.7 billion and $25.1 billion at December 31, 2012 and 2011, respectively. The contractual maturities of these deposits follow.

(in millions)		December 31, 2012
Three months or less	$	3,460
After three months through six months		3,840
After six months through twelve months		5,582
After twelve months		10,821
Total	$	23,703

Time CDs and other time deposits issued by foreign offices with a denomination of $100,000 or more were $11.7 billion and $13.6 billion at December 31, 2012 and 2011, respectively.

Demand deposit overdrafts of $806 million and $649 million were included as loan balances at December 31, 2012 and 2011, respectively.

Note 12: Short-Term Borrowings

The table below shows selected information for short-term borrowings, which generally mature in less than 30 days. We pledge certain financial instruments that we own to collateralize repurchase agreements and other securities financings. For additional information, see the "Pledged Assets and Collateral" section of Note 14.

		2012			2011			2010	
(in millions)		**Amount**	**Rate**		Amount	Rate		Amount	Rate
As of December 31,									
Commercial paper and other short-term borrowings	**$**	**22,202**	**0.18 %**	$	18,053	0.19 %	$	17,454	0.26 %
Federal funds purchased and securities sold under agreements to repurchase		**34,973**	**0.17**		31,038	0.05		37,947	0.15
Total	**$**	**57,175**	**0.17**	$	49,091	0.10	$	55,401	0.19
Year ended December 31,									
Average daily balance									
Commercial paper and other short-term borrowings	**$**	**19,104**	**0.28**	$	17,393	0.33	$	16,330	0.31
Federal funds purchased and securities sold under agreements to repurchase		**32,092**	**0.12**		34,388	0.11		30,494	0.18
Total	**$**	**51,196**	**0.18**	$	51,781	0.18	$	46,824	0.22
Maximum month-end balance									
Commercial paper and other short-term borrowings (1)	**$**	**22,202**	**N/A**	$	18,234	N/A	$	17,646	N/A
Federal funds purchased and securities sold under agreements to repurchase (2)		**36,327**	**N/A**		37,509	N/A		37,947	N/A

N/A- Not Applicable
(1) Highest month-end balance in each of the last three years was December 2012, April 2011 and March 2010.
(2) Highest month-end balance in each of the last three years was June 2012, March 2011 and December 2010.

Note 13: Long-Term Debt

We issue long-term debt denominated in multiple currencies, predominantly in U.S. dollars. Our issuances have both fixed and floating interest rates. As a part of our overall interest rate risk management strategy, we often use derivatives to manage our exposure to interest rate risk. We also use derivatives to manage our exposure to foreign currency risk. As a result, the long-term debt presented below is primarily hedged in a fair value or cash flow hedge relationship. See Note 16 for further information on qualifying hedge contracts.

Following is a summary of our long-term debt carrying values, reflecting unamortized debt discounts and premiums, and purchase accounting adjustments for debt assumed in the Wachovia acquisition, where applicable. The interest rates displayed represent the range of contractual rates in effect at December 31, 2012. These interest rates do not include the effects of any associated derivatives designated in a hedge accounting relationship.

			December 31,	
(in millions)	Maturity date(s)	Stated interest rate(s)	**2012**	2011
Wells Fargo & Company (Parent only)				
Senior				
Fixed-rate notes	2013-2035	1.25-6.75% $	**44,623**	38,002 (1)
Floating-rate notes	2013-2048	0.059-3.480	**10,996**	17,872 (1)
Structured notes (2)	2013-2052		**3,633**	1,359
Total senior debt - Parent			**59,252**	57,233
Subordinated				
Fixed-rate notes	2013-2035	4.375-7.574%	**11,340**	12,041
Floating-rate notes	2015-2016	0.653-0.710	**1,165**	1,141
Total subordinated debt - Parent			**12,505**	13,182
Junior subordinated				
Fixed-rate notes - hybrid trust securities	2029-2068	5.625-7.950%	**4,221**	6,951
Floating-rate notes	2027	0.840-1.340	**255**	247
Total junior subordinated debt - Parent (3)			**4,476**	7,198
Total long-term debt - Parent			**76,233**	77,613
Wells Fargo Bank, N.A. and other bank entities (Bank)				
Senior				
Fixed-rate notes	2013	6.00%	**1,331**	1,326
Floating-rate notes	2017-2040	0.06-0.53	**170**	72
Floating-rate extendible notes (4)	2014	0.359-0.380	**4,450**	-
Fixed-rate advances - Federal Home Loan Bank (FHLB)	2013-2031	3.83 - 8.17	**216**	500
Floating-rate advances - FHLB	2013	0.403-0.411	**2,002**	2,101
Structured notes (2)	2013-2025		**163**	238
Capital leases (Note 7)	2013-2023		**12**	116
Total senior debt - Bank			**8,344**	4,353
Subordinated				
Fixed-rate notes	2013-2038	4.75-7.74%	**14,153**	15,882
Floating-rate notes	2014-2017	0.520-3.652	**1,617**	1,976
Total subordinated debt - Bank			**15,770**	17,858
Junior subordinated				
Floating-rate notes	2027	0.88-0.99%	**294**	286
Total junior subordinated debt - Bank (3)			**294**	286
Long-term debt issued by VIE - Fixed rate	2013-2052	0.00-7.00%	**1,542**	2,103
Long-term debt issued by VIE - Floating rate	2020-2052	0.339-31.835	**1,826**	2,748
Mortgage notes and other debt	2013-2062	0.00-12.50	**16,976**	14,854
Total long-term debt - Bank			**44,752**	42,202

(continued on following page)

(continued from previous page)

(in millions)	Maturity date(s)	Stated interest rate(s)	December 31, 2012	2011
Other consolidated subsidiaries				
Senior				
Fixed-rate notes	2013-2019	2.774-4.38%	**5,968**	5,154
FixFloat notes	2020	6.795% through 2015, varies	**20**	20
Total senior debt - Other consolidated subsidiaries			**5,988**	5,174
Junior subordinated				
Floating-rate notes	2027	0.813%	**155**	155
Total junior subordinated debt - Other consolidated subsidiaries (3)			**155**	155
Long-term debt issued by VIE - Fixed rate	2015-2023	5.16-6.34%	**105**	81
Long-term debt issued by VIE - Floating rate	2015	1.606	**10**	-
Mortgage notes and other debt of subsidiaries	2013-2018	3.50-6.00	**136**	129
Total long-term debt - Other consolidated subsidiaries			**6,394**	5,539
Total long-term debt			**$ 127,379**	125,354

(1) On March 30, 2009, Wells Fargo issued $1.75 billion of 2.125% fixed senior unsecured notes and $1.75 billion of floating senior unsecured notes that matured on June 15, 2012. These notes were guaranteed under the Federal Deposit Insurance Corporation's (FDIC) Temporary Liquidity Guarantee Program (TLGP) and were backed by the full faith and credit of the United States.
(2) A significant portion consists of long-term notes where the performance of the note is linked to an embedded equity, commodity, or currency index, or basket of indices accounted for separately from the note as a free-standing derivative. For information on embedded derivatives, see Note 16 – Free-standing derivatives. In addition, a major portion consists of zero coupon callable notes where interest is paid as part of the final redemption amount.
(3) Represents junior subordinated debentures held by unconsolidated wholly owned trusts formed for the sole purpose of issuing trust preferred securities. See Note 8 for additional information on our trust preferred security structures.
(4) Represents floating-rate extendible notes where holders of the notes may elect to extend the contractual maturity of all or a portion of the principal amount on a periodic basis. The maturity of the notes may not be extended beyond 2018.

The aggregate carrying value of long-term debt that matures (based on contractual payment dates) as of December 31, 2012, in each of the following five years and thereafter, is presented in the following table.

(in millions)	Parent	Company
2013	$ 10,192	15,961
2014	7,821	15,579
2015	8,582	12,763
2016	13,510	17,864
2017	9,283	13,454
Thereafter	26,845	51,758
Total	$ 76,233	127,379

As part of our long-term and short-term borrowing arrangements, we are subject to various financial and operational covenants. Some of the agreements under which debt has been issued have provisions that may limit the merger or sale of certain subsidiary banks and the issuance of capital stock or convertible securities by certain subsidiary banks. At December 31, 2012, we were in compliance with all the covenants.

Note 14: Guarantees, Pledged Assets and Collateral

Guarantees are contracts that contingently require us to make payments to a guaranteed party based on an event or a change in an underlying asset, liability, rate or index. Guarantees are generally in the form of standby letters of credit, securities lending and other indemnifications, liquidity agreements, written put options, recourse obligations, residual value guarantees, and contingent consideration. The following table shows carrying value, maximum exposure to loss on our guarantees and the related non-investment grade amounts.

						December 31,
			2012			2011
		Maximum exposure to loss			Maximum exposure to loss	
(in millions)	**Carrying value**	**Total**	**Non-investment grade**	Carrying value	Total	Non-investment grade (1)
Standby letters of credit (2)	**$ 42**	**39,759**	**11,331**	85	41,171	13,250
Securities lending and other indemnifications	**-**	**2,541**	**118**	-	669	62
Liquidity agreements (3)	**-**	**3**	**3**	-	2	2
Written put options (3)(4)	**1,427**	**11,874**	**3,953**	1,469	8,224	2,466
Loans and MHFS sold with recourse	**99**	**5,873**	**3,905**	102	5,784	3,850
Residual value guarantees	**-**	**-**	**-**	8	197	-
Contingent consideration	**35**	**129**	**129**	31	98	97
Other guarantees	**3**	**1,421**	**4**	6	552	4
Total guarantees	**$ 1,606**	**61,600**	**19,443**	1,701	56,697	19,731

(1) Amounts have been revised from what was previously reported to reflect better alignment of our internal rating process to external noninvestment grade ratings.
(2) Total maximum exposure to loss includes direct pay letters of credit (DPLCs) of $18.5 billion and $19.7 billion at December 31, 2012 and 2011, respectively. We issue DPLCs to provide credit enhancements for certain bond issuances. Beneficiaries (bond trustees) may draw upon these instruments to make scheduled principal and interest payments, redeem all outstanding bonds because a default event has occurred, or for other reasons as permitted by the agreement. We also originate multipurpose lending commitments under which borrowers have the option to draw on the facility in one of several forms, including as a standby letter of credit. Total maximum exposure to loss includes the portion of these facilities for which we have issued standby letters of credit under the commitments.
(3) Certain of these agreements included in this table are related to off-balance sheet entities and, accordingly, are also disclosed in Note 8.
(4) Written put options, which are in the form of derivatives, are also included in the derivative disclosures in Note 16.

"Maximum exposure to loss" and "Non-investment grade" are required disclosures under GAAP. Non-investment grade represents those guarantees on which we have a higher risk of being required to perform under the terms of the guarantee. If the underlying assets under the guarantee are non-investment grade (that is, an external rating that is below investment grade or an internal credit default grade that is equivalent to a below investment grade external rating), we consider the risk of performance to be high. Internal credit default grades are determined based upon the same credit policies that we use to evaluate the risk of payment or performance when making loans and other extensions of credit. These credit policies are further described in Note 6.

Maximum exposure to loss represents the estimated loss that would be incurred under an assumed hypothetical circumstance, despite what we believe is its extremely remote possibility, where the value of our interests and any associated collateral declines to zero. Maximum exposure to loss estimates in the table above do not reflect economic hedges or collateral we could use to offset or recover losses we may incur under our guarantee agreements. Accordingly, this required disclosure is not an indication of expected loss. We believe the carrying value, which is either fair value for derivative related products or the allowance for lending related commitments, is more representative of our exposure to loss than maximum exposure to loss.

STANDBY LETTERS OF CREDIT We issue standby letters of credit, which include performance and financial guarantees, for customers in connection with contracts between our customers and third parties. Standby letters of credit are agreements where we are obligated to make payment to a third party on behalf of a customer in the event the customer fails to meet their contractual obligations. We consider the credit risk in standby letters of credit and commercial and similar letters of credit in determining the allowance for credit losses. Standby letters of credit include direct pay letters of credit we issue to provide credit enhancements for certain bond issuances. The terms of our standby letters of credit are predominantly five years or less.

SECURITIES LENDING AND OTHER INDEMNIFICATIONS As a securities lending agent, we lend debt and equity securities from participating institutional clients' portfolios to third-party borrowers. These arrangements are for an indefinite period of time whereby we indemnify our clients against default by the borrower in returning these lent securities. This indemnity is supported by collateral received from the borrowers and is generally in the form of cash or highly liquid securities that are marked to market daily. Substantially all of these securities are returned to our clients within one year from trade date. There was $443 million at December 31, 2012, and $687 million at December 31, 2011, in collateral supporting loaned securities with values of $436 million and $669 million, respectively.

Commencing third quarter 2012, we began using certain third party clearing agents to clear and settle transactions on behalf of some of our institutional brokerage customers. We indemnify the clearing agents against loss that could occur for non-performance by our customers on transactions that are not sufficiently collateralized. These arrangements are for an indefinite period. Transactions subject to the indemnifications may include customer obligations related to the settlement of margin accounts and short positions, such as written call options and securities borrowing transactions. Outstanding customer obligations and related collateral were $579 million and $3.1 billion, respectively, as of December 31, 2012. Our estimate of maximum exposure to loss, which requires judgment regarding the range and likelihood of future events, was $2.1 billion as of December 31, 2012.

We enter into other types of indemnification agreements in the ordinary course of business under which we agree to indemnify third parties against any damages, losses and expenses incurred in connection with legal and other proceedings arising from relationships or transactions with us. These relationships or transactions include those arising from service as a director or officer of the Company, underwriting agreements relating to our securities, acquisition agreements and various other business transactions or arrangements. Because the extent of our obligations under these agreements depends entirely upon the occurrence of future events, we are unable to determine our potential future liability under these agreements. We do, however, record a liability for residential mortgage loans that we expect to repurchase pursuant to various representations and warranties. See Note 9 for additional information on the liability for mortgage loan repurchase losses.

LIQUIDITY AGREEMENTS We provide liquidity facilities on all commercial paper issued by the conduit we administer. We also provide liquidity to certain off-balance sheet entities that hold securitized fixed-rate municipal bonds and consumer or commercial assets that are partially funded with the issuance of money market and other short-term notes. See Note 8 for additional information on these arrangements.

WRITTEN PUT OPTIONS Written put options are contracts that give the counterparty the right to sell to us an underlying instrument held by the counterparty at a specified price, and include options, floors, caps and credit default swaps. These written put option contracts generally permit net settlement. While these derivative transactions expose us to risk in the event the option is exercised, we manage this risk by entering into offsetting trades or by taking short positions in the underlying instrument. We offset substantially all put options written to customers with purchased options. Additionally, for certain of these contracts, we require the counterparty to pledge the underlying instrument as collateral for the transaction. Our ultimate obligation under written put options is based on future market conditions and is only quantifiable at settlement. The terms of our written put options are largely five years or less. See Note 8 for additional information regarding transactions with VIEs and Note 16 for additional information regarding written derivative contracts.

LOANS AND MHFS SOLD WITH RECOURSE In certain loan sales or securitizations, we provide recourse to the buyer whereby we are required to indemnify the buyer for any loss on the loan up to par value plus accrued interest. We provide recourse, predominantly to the GSEs, on loans sold under various programs and arrangements. Primarily all of these programs and arrangements require that we share in the loans' credit exposure for their remaining life by providing recourse to the GSE, up to 33.33% of actual losses incurred on a pro-rata basis, in the event of borrower default. Under the remaining recourse programs and arrangements, if certain events occur within a specified period of time from transfer date, we have to provide limited recourse to the buyer to indemnify them for losses incurred for the remaining life of the loans. The maximum exposure to loss reported in the accompanying table represents the outstanding principal balance of the loans sold or securitized that are subject to recourse provisions or the maximum losses per the contractual agreements. However, we believe the likelihood of loss of the entire balance due to these recourse agreements is remote and amounts paid can be recovered in whole or in part from the sale of collateral. Our recourse arrangements remain in effect as long as the loans are outstanding, which predominantly have remaining terms in excess of five years. During 2012, we repurchased $26 million of loans associated with these agreements. We also provide representation and warranty guarantees on loans sold under the various recourse programs and arrangements. Our loss exposure relative to these guarantees is separately considered and provided for, as necessary, in determination of our liability for loan repurchases due to breaches of representation and warranties. See Note 9 for additional information on the liability for mortgage loan repurchase losses.

RESIDUAL VALUE GUARANTEES We have provided residual value guarantees as part of certain leasing transactions of corporate assets. The lessors in these leases are generally large financial institutions or their leasing subsidiaries. These guarantees protect the lessor from loss on sale of the related asset at the end of the lease term. To the extent that a sale of the leased assets results in proceeds less than a stated percent (generally 80% to 89%) of the asset's cost, we would be required to reimburse the lessor under our guarantee. In November 2012, the purchase options on the leasing transactions related to these residual value guarantees were exercised; therefore we no longer have any exposure related to these guarantees.

CONTINGENT CONSIDERATION In connection with certain brokerage, asset management, insurance agency and other acquisitions we have made, the terms of the acquisition agreements provide for deferred payments or additional consideration, based on certain performance targets.

OTHER GUARANTEES We are members of exchanges and clearing houses that we use to clear our trades and those of our customers. It is common that all members in these organizations are required to collectively guarantee the performance of other members. Our obligations under the guarantees are based on either a fixed amount or a multiple of the collateral we are required to maintain with these organizations. We have not recorded a liability for these arrangements as of the dates presented in the previous table because we believe the likelihood of loss is remote.

We also have contingent performance arrangements related to various customer relationships and lease transactions. We are required to pay the counterparties to these agreements if third parties default on certain obligations.

Pledged Assets and Collateral

As part of our liquidity management strategy, we pledge assets to secure trust and public deposits, borrowings from the FHLB and FRB and for other purposes as required or permitted by law. The following table provides pledged loans and securities available for sale where the secured party does not have the right to sell or repledge the collateral. At December 31, 2012, and 2011, we did not pledge any loans or securities available for sale where the secured party has the right to sell or repledge the collateral. The table excludes pledged assets related to VIEs, which can only be used to settle the liabilities of those entities. See Note 8 for additional information on consolidated VIE assets.

		December 31,
(in millions)	2012	2011
Securities available for sale	$ **96,018**	80,540
Loans	**360,171**	317,742
Total	$ **456,189**	398,282

We also pledge certain financial instruments that we own to collateralize repurchase agreements and other securities financings. The types of collateral we pledge include securities issued by federal agencies, government-sponsored entities (GSEs), and domestic and foreign companies. We pledged $27.4 billion at December 31, 2012, and $20.8 billion at December 31, 2011, under agreements that permit the secured parties to sell or repledge the collateral. Pledged collateral where the secured party cannot sell or repledge was $677 million and $2.8 billion at the same period ends, respectively.

We receive collateral from other entities under short-term (generally less than one year) and long-term resale agreements and securities borrowings. At December 31, 2012 and 2011, we have received $46.6 billion and $31.1 billion, respectively, in collateral that we have the right to sell or repledge, of which $15.5 billion and $13.3 billion, respectively, are for long-term resale agreements. These amounts include securities we have sold or repledged to others with a fair value of $29.7 billion at December 31, 2012, and $16.7 billion at December 31, 2011.

Note 15: Legal Actions

Wells Fargo and certain of our subsidiaries are involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of our business activities. These proceedings include actions brought against Wells Fargo and/or our subsidiaries with respect to corporate related matters and transactions in which Wells Fargo and/or our subsidiaries were involved. In addition, Wells Fargo and our subsidiaries may be requested to provide information or otherwise cooperate with government authorities in the conduct of investigations of other persons or industry groups.

Although there can be no assurance as to the ultimate outcome, Wells Fargo and/or our subsidiaries have generally denied, or believe we have a meritorious defense and will deny, liability in all significant litigation pending against us, including the matters described below, and we intend to defend vigorously each case, other than matters we describe as having settled. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims.

FHA INSURANCE LITIGATION On October 9, 2012, the United States filed a complaint, captioned *United States of America v. Wells Fargo Bank, N.A.*, in the U.S. District Court for the Southern District of New York. The complaint makes claims with respect to Wells Fargo's Federal Housing Administration (FHA) lending program for the period 2001 to 2010. The complaint alleges, among other allegations, that Wells Fargo improperly certified certain FHA mortgage loans for United States Department of Housing and Urban Development (HUD) insurance that did not qualify for the program, and therefore Wells Fargo should not have received insurance proceeds from HUD when some of the loans later defaulted. The complaint further alleges Wells Fargo knew some of the mortgages did not qualify for insurance and did not disclose the deficiencies to HUD before making insurance claims. On December 1, 2012, Wells Fargo filed a motion in the U.S. District Court for the District of Columbia seeking to enforce a release of Wells Fargo given by the United States, which was denied on February 12, 2013. On December 14, 2012, the United States filed an amended complaint. On January 16, 2013, Wells Fargo filed a motion in the Southern District of New York to dismiss the amended complaint.

INTERCHANGE LITIGATION Wells Fargo Bank, N.A., Wells Fargo & Company, Wachovia Bank, N.A. and Wachovia Corporation are named as defendants, separately or in combination, in putative class actions filed on behalf of a plaintiff class of merchants and in individual actions brought by individual merchants with regard to the interchange fees associated with Visa and MasterCard payment card transactions. These actions have been consolidated in the U.S. District Court for the Eastern District of New York. Visa, MasterCard and several banks and bank holding companies are named as defendants in various of these actions. The amended and consolidated complaint asserts claims against defendants based on alleged violations of federal and state antitrust laws and seeks damages, as well as injunctive relief. Plaintiff merchants allege that Visa, MasterCard and payment card issuing banks unlawfully colluded to set interchange rates. Plaintiffs also allege that enforcement of certain Visa and MasterCard rules and alleged tying and bundling of services offered to merchants are anticompetitive. Wells Fargo and Wachovia, along with other defendants and entities, are parties to Loss and Judgment Sharing Agreements, which provide that they, along with other entities, will share, based on a formula, in any losses from the Interchange Litigation. On July 13, 2012, Visa, MasterCard and the financial institution defendants, including Wells Fargo, signed a memorandum of understanding with plaintiff merchants to resolve the consolidated class actions and reached a separate settlement in principle of the consolidated individual actions. The proposed settlement payments by all defendants in the consolidated class and individual actions total approximately $6.6 billion. The class settlement also provides for the distribution to class merchants of 10 basis points of default interchange across all credit rate categories for a period of eight consecutive months. The Court has granted preliminary approval of the settlements. The settlements are subject to further review and approval by the Court.

MEDICAL CAPITAL CORPORATION LITIGATION Wells Fargo Bank, N.A. served as indenture trustee for debt issued by affiliates of Medical Capital Corporation, which was placed in receivership at the request of the Securities and Exchange Commission (SEC) in August 2009. Since September 2009, Wells Fargo has been named as a defendant in various class and mass actions brought by holders of Medical Capital Corporation's debt, alleging that Wells Fargo breached contractual and other legal obligations owed to them and seeking unspecified damages. The actions have been consolidated in the U.S. District Court for the Central District of California. On July 26, 2011, the District Court certified a class consisting of holders of notes issued by affiliates of Medical Capital Corporation and, on October 18, 2011, the Ninth Circuit Court of Appeals denied a petition seeking to appeal the class certification order. A previously disclosed potential settlement of the case was not consummated and the case is in discovery.

MARYLAND MORTGAGE LENDING LITIGATION On December 26, 2007, a class action complaint captioned *Denise Minter, et al., v. Wells Fargo Bank, N.A., et al.*, was filed in the U.S. District Court for the District of Maryland. The complaint alleges that Wells Fargo and others violated provisions of the Real Estate Settlement Procedures Act and other laws by conducting mortgage lending business improperly through a general partnership, Prosperity Mortgage Company. The complaint asserts that Prosperity Mortgage Company was not a legitimate affiliated business and instead operated to conceal Wells Fargo Bank, N.A.'s role in the loans at issue. A plaintiff class of borrowers who received a mortgage loan from Prosperity that was funded by Prosperity's line of credit with Wells Fargo Bank,

N.A. from 1993 to May 31, 2012 has been certified. The Court has scheduled a trial in this case for May 6, 2013. A second, related case is also pending in the same Court. On July 8, 2008, a class action complaint captioned *Stacey and Bradley Petry, et al., v. Wells Fargo Bank, N.A., et al.,* was filed. The complaint alleges that Wells Fargo and others violated the Maryland Finder's Fee Act in the closing of mortgage loans in Maryland. The Court certified a plaintiff class of borrowers whose loans are secured by Maryland real property, which loans showed Prosperity Mortgage Company as the lender receiving a fee for services, and were funded through a Wells Fargo line of credit to Prosperity from 1993 to May 31, 2012. The Court has scheduled a trial in this case for March 18, 2013.

MORTGAGE-BACKED CERTIFICATES LITIGATION Several securities law based putative class actions were consolidated in the U.S. District Court for the Northern District of California on July 16, 2009, under the caption *In re Wells Fargo Mortgage-Backed Certificates Litigation.* The case asserted claims against several Wells Fargo mortgage backed securities trusts, Wells Fargo Bank, N.A. and other affiliated entities, individual employee defendants, along with various underwriters and rating agencies. The plaintiffs alleged that the offering documents contain untrue statements of material fact, or omit to state material facts necessary to make the registration statements and accompanying prospectuses not misleading. The parties agreed to settle the case on May 27, 2011, for $125 million. Final approval of the settlement was entered on November 14, 2011. Some class members opted out of the settlement, with the most significant being the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac).

On June 29, 2010, and on July 15, 2010, two complaints, the first captioned *The Charles Schwab Corporation vs. Merrill Lynch, Pierce, Fenner & Smith, Inc., et al.,* and the second captioned *The Charles Schwab Corporation v. BNP ParibasSecurities Corp., et al.,* were filed in the Superior Court for the State of California, San Francisco County against a number of defendants, including Wells Fargo Bank, N.A. and Wells Fargo Asset Securities Corporation. As against the Wells Fargo entities, the new cases assert opt out claims relating to the claims alleged in the Mortgage-Backed Certificates Litigation.

On October 15, 2010, three actions, captioned *Federal Home Loan Bank of Chicago v. Banc of America Funding Corporation, et al.* (filed in the Cook County Circuit Court, State of Illinois); *Federal Home Loan Bank of Chicago v. Banc of America Securities LLC, et al.* (filed in the Superior Court of the State of California for the County of Los Angeles); and *Federal Home Loan Bank of Indianapolis v. Banc of America Mortgage America Securities, Inc., et al.* (filed in the Superior Court of the State of Indiana for the County of Marion), named multiple defendants, described as issuers/depositors, and underwriters/dealers of private label mortgage-backed securities, in an action asserting claims that defendants used false and misleading statements in offering documents for the sale of such securities. Plaintiffs seek rescission of the sales and damages under state securities and other laws and Section 11 of the Securities Act of 1933. Wells Fargo Asset Securities Corporation, Wells Fargo Bank, N.A. and Wells Fargo & Company were named among the defendants. On April 20, 2011, a case captioned *Federal Home Loan of Boston v. Ally Financial, Inc., et al.,* was filed in the Superior Court of the Commonwealth of Massachusetts for the County of Suffolk. The case names, among a large number of parties, Wells Fargo & Company, Wells Fargo Asset Securitization Corporation and Wells Fargo Bank, N.A. as parties and contains allegations substantially similar to the cases filed by the other Federal Home Loan Banks.

In addition, there are other mortgage-related threatened or asserted claims by entities or investors where Wells Fargo may have indemnity or repurchase obligations, or as to which it has entered into agreements to toll the relevant statutes of limitations.

MORTGAGE FORECLOSURE DOCUMENT LITIGATION Eight purported class actions and several individual borrower actions related to foreclosure document practices were filed in late 2010 and in early 2011 against Wells Fargo Bank, N.A. in its status as mortgage servicer or corporate trustee of mortgage trusts. The cases were brought in state and federal courts. All eight cases have been dismissed or otherwise resolved.

MORTGAGE RELATED REGULATORY INVESTIGATIONS Government agencies and authorities continue investigations or examinations of certain mortgage related practices of Wells Fargo. Wells Fargo, for itself and for predecessor institutions, has responded, and continues to respond, to requests from government agencies seeking information regarding the origination, underwriting and securitization of residential mortgages, including sub-prime mortgages. On February 24, 2012, Wells Fargo received a Wells Notice from SEC Staff relating to Wells Fargo's disclosures in mortgage-backed securities offering documents. On November 20, 2012, the SEC Staff advised Wells Fargo it did not intend to take action on the subject matter of the Wells Notice.

IN RE MUNICIPAL DERIVATIVES ANTITRUST LITIGATION Wachovia Bank, along with several other banks and financial services companies, was named as a defendant beginning in April 2008 in a number of substantially identical purported class actions and individual actions filed in various state and federal courts by various municipalities alleging they have been damaged by alleged anticompetitive activity of the defendants. These cases were either consolidated under the caption *In re Municipal Derivatives Antitrust Litigation* or administered jointly with that action in the U.S. District Court for the Southern District of New York. The plaintiffs and Wells Fargo agreed to settle the *In re Municipal Derivatives Antitrust Litigation* on October 21, 2011. The settlement received final approval on December 14, 2012. A number of municipalities have opted out of the settlement, but the remaining potential claims are not material.

ORDER OF POSTING LITIGATION A series of putative class actions have been filed against Wachovia Bank, N.A. and Wells Fargo Bank, N.A., as well as many other banks, challenging the high to low order in which the Banks post debit card transactions to consumer deposit accounts. There are currently several such cases pending against Wells Fargo Bank (including the Wachovia Bank cases to which Wells Fargo succeeded), most of which have been consolidated in multi-district litigation proceedings in the U.S. District Court for the Southern District of Florida. The bank defendants moved to compel these cases to arbitration under recent Supreme Court authority. On November 22, 2011, the Judge denied the motion. The Banks appealed the decision to the U.S. Court of Appeals for the Eleventh Circuit. On October 26, 2012, the Eleventh Circuit affirmed the District Court's denial of the motion.

On August 10, 2010, the U.S. District Court for the Northern District of California issued an order in *Gutierrez v. Wells Fargo Bank, N.A.*, a case that was not consolidated in the multi-district proceedings, enjoining the Bank's use of the high to low posting method for debit card transactions with respect to the plaintiff class of California depositors, directing that the Bank establish a different posting methodology and ordering remediation of approximately $203 million. On October 26, 2010, a final judgment was entered in Gutierrez. On October 28, 2010, Wells Fargo appealed to the U.S. Court of Appeals for the Ninth Circuit. On December 26, 2012, the Ninth Circuit reversed the order requiring Wells Fargo to change its order of posting and vacated the portion of the order granting remediation of approximately $203 million on the grounds of federal pre-emption. The Ninth Circuit affirmed the District Court's finding that Wells Fargo violated a California state law prohibition on fraudulent representations and remanded the case to the District Court for further proceedings.

SECURITIES LENDING LITIGATION Wells Fargo Bank, N.A. is involved in several separate pending actions brought by securities lending customers of Wells Fargo and Wachovia Bank in various courts. In general, each of the cases alleges that Wells Fargo violated fiduciary and contractual duties by investing collateral for loaned securities in investments that suffered losses. In addition, on March 27, 2012, a class of Wells Fargo securities lending customers was certified in a case captioned *City of Farmington Hills Employees Retirement System v. Wells Fargo Bank, N.A.*, which is pending in the U.S. District Court for the District of Minnesota. Wells Fargo sought interlocutory review of the class certification in the U.S. Court of Appeals for the Eighth Circuit. The Eighth Circuit declined such review on May 7, 2012.

OUTLOOK When establishing a liability for contingent litigation losses, the Company determines a range of potential losses for each matter that is both probable and estimable, and records the amount it considers to be the best estimate within the range. The high end of the range of reasonably possible potential litigation losses in excess of the Company's liability for probable and estimable losses was $1.0 billion as of December 31, 2012. For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated. Based on information currently available, advice of counsel, available insurance coverage and established reserves, Wells Fargo believes that the eventual outcome of the actions against Wells Fargo and/or its subsidiaries, including the matters described above, will not, individually or in the aggregate, have a material adverse effect on Wells Fargo's consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to Wells Fargo's results of operations for any particular period.

Note 16: Derivatives

We primarily use derivatives to manage exposure to market risk, interest rate risk, credit risk and foreign currency risk, and to assist customers with their risk management objectives. We designate derivatives either as hedging instruments in a qualifying hedge accounting relationship (fair value or cash flow hedge) or as free-standing derivatives. Free-standing derivatives include economic hedges that do not qualify for hedge accounting and derivatives held for customer accommodation or other trading purposes.

Our asset/liability management approach to interest rate, foreign currency and certain other risks includes the use of derivatives. Such derivatives are typically designated as fair value or cash flow hedges, or free-standing derivatives (economic hedges) for those that do not qualify for hedge accounting. This helps minimize significant, unplanned fluctuations in earnings, fair values of assets and liabilities, and cash flows caused by interest rate, foreign currency and other market value volatility. This approach involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates, foreign currency and other exposures do not have a significantly adverse effect on the net interest margin, cash flows and earnings. As a result of fluctuations in these exposures, hedged assets and liabilities will gain or lose market value. In a fair value or economic hedge, the effect of this unrealized gain or loss will generally be offset by the gain or loss on the derivatives linked to the hedged assets and liabilities. In a cash flow hedge, where we manage the variability of cash payments due to interest rate fluctuations by the effective use of derivatives linked to hedged assets and liabilities, the unrealized gain or loss on the derivatives or the hedged asset or liability is generally reflected in other comprehensive income and not in earnings.

We also offer various derivatives, including interest rate, commodity, equity, credit and foreign exchange contracts, to our customers as part of our trading businesses but usually offset our exposure from such contracts by entering into other financial contracts. These derivative transactions are conducted in an effort to help customers manage their market price risks. The customer accommodations and any offsetting derivative contracts are treated as free-standing derivatives. To a much lesser extent, we take positions executed for our own account based on market expectations or to benefit from price differentials between financial instruments and markets. Additionally, free-standing derivatives include embedded derivatives that are required to be accounted for separately from their host contracts.

The following table presents the total notional or contractual amounts and fair values for our derivatives. Derivative transactions can be measured in terms of the notional amount, but this amount is not recorded on the balance sheet and is not, when viewed in isolation, a meaningful measure of the risk profile of the instruments. The notional amount is generally not exchanged, but is used only as the basis on which interest and other payments are determined. Derivatives designated as qualifying hedge contracts and free-standing derivatives (economic hedges) are recorded on the balance sheet at fair value in other assets or other liabilities. Customer accommodation, trading and other free-standing derivatives are recorded on the balance sheet at fair value in trading assets, other assets or other liabilities.

(in millions)	December 31, 2012 Notional or contractual amount	2012 Fair value Asset derivatives	2012 Fair value Liability derivatives	2011 Notional or contractual amount	2011 Fair value Asset derivatives	2011 Fair value Liability derivatives
Derivatives designated as hedging instruments						
Interest rate contracts (1)	$ **92,004**	**7,284**	**2,696**	87,537	8,423	2,769
Foreign exchange contracts	**27,382**	**1,808**	**274**	22,269	1,523	572
Total derivatives designated as qualifying hedging instruments		**9,092**	**2,970**		9,946	3,341
Derivatives not designated as hedging instruments						
Free-standing derivatives (economic hedges):						
Interest rate contracts (2)	**334,555**	**450**	**694**	377,497	2,318	2,011
Equity contracts	**75**	**-**	**50**	-	-	-
Foreign exchange contracts	**3,074**	**3**	**64**	5,833	250	3
Credit contracts - protection purchased	**16**	**-**	**-**	125	3	-
Other derivatives	**2,296**	**-**	**78**	2,367	-	117
Subtotal		**453**	**886**		2,571	2,131
Customer accommodation, trading and other free-standing derivatives:						
Interest rate contracts	**2,774,783**	**63,617**	**65,305**	2,425,144	81,336	83,834
Commodity contracts	**90,732**	**3,456**	**3,590**	77,985	4,351	4,234
Equity contracts	**71,958**	**3,783**	**4,114**	68,778	3,768	3,661
Foreign exchange contracts	**166,061**	**3,713**	**3,241**	140,704	3,151	2,803
Credit contracts - protection sold	**26,455**	**315**	**2,623**	38,403	319	5,178
Credit contracts - protection purchased	**29,021**	**1,495**	**329**	36,156	3,254	276
Subtotal		**76,379**	**79,202**		96,179	99,986
Total derivatives not designated as hedging instruments		**76,832**	**80,088**		98,750	102,117
Total derivatives before netting		**85,924**	**83,058**		108,696	105,458
Netting (3)		**(62,108)**	**(71,116)**		(81,143)	(89,990)
Total		$ **23,816**	**11,942**		27,553	15,468

(1) Notional amounts presented exclude $4.7 billion at December 31, 2012, and $15.5 billion at December 31, 2011, of basis swaps that are combined with receive fixed-rate/pay floating-rate swaps and designated as one hedging instrument.
(2) Includes free-standing derivatives (economic hedges) used to hedge the risk of changes in the fair value of residential MSRs, MHFS, loans and other interests held.
(3) Represents netting of derivative asset and liability balances, and related cash collateral, with the same counterparty subject to master netting arrangements. The amount of cash collateral netted against derivative assets and liabilities was $5.0 billion and $14.5 billion, respectively, at December 31, 2012, and $6.6 billion and $15.4 billion, respectively, at December 31, 2011.

Fair Value Hedges

We use interest rate swaps to convert certain of our fixed-rate long-term debt and CDs to floating rates to hedge our exposure to interest rate risk. We also enter into cross-currency swaps, cross-currency interest rate swaps and forward contracts to hedge our exposure to foreign currency risk and interest rate risk associated with the issuance of non-U.S. dollar denominated long-term debt. In addition, we use interest rate swaps, cross-currency swaps, cross-currency interest rate swaps and forward contracts to hedge against changes in fair value of certain investments in available-for-sale debt securities due to changes in interest rates, foreign currency rates, or both. We also use interest rate swaps to hedge against changes in fair value for certain mortgages held for sale. The entire derivative gain or loss is included in the assessment of hedge effectiveness for all fair value hedge relationships, except for those involving foreign-currency denominated securities available for sale and long-term debt hedged with foreign currency forward derivatives for which the component of the derivative gain or loss related to the changes in the difference between the spot and forward price is excluded from the assessment of hedge effectiveness.

We use statistical regression analysis to assess hedge effectiveness, both at inception of the hedging relationship and on an ongoing basis. The regression analysis involves regressing the periodic change in fair value of the hedging instrument against the periodic changes in fair value of the asset or liability being hedged due to changes in the hedged risk(s). The assessment includes an evaluation of the quantitative measures of the regression results used to validate the conclusion of high effectiveness.

The following table shows the net gains (losses) recognized in the income statement related to derivatives in fair value hedging relationships.

		Interest rate contracts hedging:			Foreign exchange contracts hedging:		Total net gains (losses) on fair value hedges
(in millions)		Securities available for sale	Mortgages held for sale	Long-term debt	Securities available for sale	Long-term debt	
Year ended December 31, 2012							
Gains (losses) recorded in net interest income	**$**	**(457)**	**(4)**	**1,685**	**(5)**	**248**	**1,467**
Gains (losses) recorded in noninterest income							
Recognized on derivatives		**(22)**	**(15)**	**(179)**	**39**	**567**	**390**
Recognized on hedged item		**17**	**6**	**233**	**(3)**	**(610)**	**(357)**
Recognized on fair value hedges (ineffective portion) (1)	**$**	**(5)**	**(9)**	**54**	**36**	**(43)**	**33**
Year ended December 31, 2011							
Gains (losses) recorded in net interest income	$	(451)	-	1,659	(11)	376	1,573
Gains (losses) recorded in noninterest income							
Recognized on derivatives		(1,298)	(21)	2,796	168	512	2,157
Recognized on hedged item		1,232	17	(2,616)	(186)	(445)	(1,998)
Recognized on fair value hedges (ineffective portion) (1)	$	(66)	(4)	180	(18)	67	159

(1) Included $(9) million and $53 million, respectively, for year ended December 31, 2012 and 2011, of gains (losses) on forward derivatives hedging foreign currency securities available for sale and long-term debt, representing the portion of derivative gains (losses) excluded from the assessment of hedge effectiveness (time value).

Cash Flow Hedges

We hedge floating-rate debt against future interest rate increases by using interest rate swaps, caps, floors and futures to limit variability of cash flows due to changes in the benchmark interest rate. We also use interest rate swaps and floors to hedge the variability in interest payments received on certain floating-rate commercial loans, due to changes in the benchmark interest rate. Gains and losses on derivatives that are reclassified from OCI to interest income and interest expense in the current period are included in the line item in which the hedged item's effect on earnings is recorded. All parts of gain or loss on these derivatives are included in the assessment of hedge effectiveness. We assess hedge effectiveness using regression analysis, both at inception of the hedging relationship and on an ongoing basis. The regression analysis involves regressing the periodic changes in cash flows of the hedging instrument against the periodic changes in cash flows of the forecasted transaction being hedged due to changes in the hedged risk(s). The assessment includes an evaluation of the quantitative measures of the regression results used to validate the conclusion of high effectiveness.

Based upon current interest rates, we estimate that $350 million (pre tax) of deferred net gains on derivatives in OCI at December 31, 2012, will be reclassified into interest income and interest expense during the next twelve months. Future changes to interest rates may significantly change actual amounts reclassified to earnings. We are hedging our exposure to the variability of future cash flows for all forecasted transactions for a maximum of 5 years for both hedges of floating-rate debt and floating-rate commercial loans.

The following table shows the net gains (losses) recognized related to derivatives in cash flow hedging relationships.

(in millions)		Year ended December 31, 2012	2011
Gains (pre tax) recognized in OCI on derivatives	$	**52**	190
Gains (pre tax) reclassified from cumulative OCI into net income (1)		**388**	571
Losses (pre tax) recognized in noninterest income on derivatives (2)		**(1)**	(5)

(1) Amounts were recorded in net interest income and noninterest expense.
(2) None of the change in value of the derivatives was excluded from the assessment of hedge effectiveness.

Free-Standing Derivatives

We use free-standing derivatives (economic hedges), in addition to debt securities available for sale, to hedge the risk of changes in the fair value of certain residential MHFS, certain loans held for investment, residential MSRs measured at fair value, derivative loan commitments and other interests held. The resulting gain or loss on these economic hedges is reflected in mortgage banking noninterest income and other noninterest income. Changes in fair value of debt securities available for sale (unrealized gains and losses) are not included in servicing income, but are reported in cumulative OCI (net of tax) or, upon sale, are reported in net gains (losses) on debt securities available for sale.

The derivatives used to hedge MSRs measured at fair value, which include swaps, swaptions, constant maturity mortgages, forwards, Eurodollar and Treasury futures and options contracts, resulted in net derivative gains of $3.6 billion in 2012 and $5.2 billion in 2011, which are included in mortgage banking noninterest income. The aggregate fair value of these derivatives was a net asset of $87 million at December 31, 2012, and a net asset of $1.4 billion at December 31, 2011. The change in fair value of these derivatives for each period end is due to changes in the underlying market indices and interest rates as well as the purchase and sale of derivative financial instruments throughout the period as part of our dynamic MSR risk management process.

Interest rate lock commitments for residential mortgage loans that we intend to sell are considered free-standing derivatives. Our interest rate exposure on these derivative loan commitments, as well as substantially all residential MHFS, is hedged with free-standing derivatives (economic hedges) such as swaps, forwards and options, Eurodollar futures and options, and Treasury futures, forwards and options contracts. The commitments, free-standing derivatives and residential MHFS are carried at fair value with changes in fair value included in mortgage banking noninterest income. For the fair value measurement of interest rate lock commitments we include, at inception and during the life of the loan commitment, the expected net future cash flows related to the associated servicing of the loan. Fair value changes subsequent to inception are based on changes in fair value of the underlying loan resulting from the exercise of the commitment and changes in the probability that the loan will not fund within the terms of the commitment (referred to as a fall-out factor). The value of the underlying loan is affected primarily by changes in interest rates and the passage of time. However, changes in investor demand can also cause changes in the value of the underlying loan value that cannot be hedged. The aggregate fair value of derivative loan commitments in the balance sheet was a net asset of $497 million at December 31, 2012, and a net asset of $478 million at December 31, 2011, and is included in the caption "Interest rate contracts" under "Customer accommodation, trading and other free-standing derivatives" in the first table in this Note.

We also enter into various derivatives primarily to provide derivative products to customers. To a lesser extent, we take positions based on market expectations or to benefit from price differentials between financial instruments and markets. These derivatives are not linked to specific assets and liabilities in the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting. We also enter into free-standing derivatives for risk management that do not otherwise qualify for hedge accounting.

They are carried at fair value with changes in fair value recorded as other noninterest income.

Free-standing derivatives also include embedded derivatives that are required to be accounted for separately from their host contract. We periodically issue hybrid long-term notes and CDs where the performance of the hybrid instrument notes is linked to an equity, commodity or currency index, or basket of such indices. These notes contain explicit terms that affect some or all of the cash flows or the value of the note in a manner similar to a derivative instrument and therefore are considered to contain an "embedded" derivative instrument. The indices on which the performance of the hybrid instrument is calculated are not clearly and closely related to the host debt instrument. The "embedded" derivative is separated from the host contract and accounted for as a free-standing derivative. Additionally, we may invest in hybrid instruments that contain embedded derivatives, such as credit derivatives, that are not clearly and closely related to the host contract. In such instances, we either elect fair value option for the hybrid instrument or separate the embedded derivative from the host contract and account for the host contract and derivative separately.

The following table shows the net gains recognized in the income statement related to derivatives not designated as hedging instruments.

	Year ended December 31,	
(in millions)	**2012**	2011
Net gains (losses) recognized on free-standing derivatives (economic hedges):		
Interest rate contracts		
Recognized in noninterest income:		
Mortgage banking (1)	**$ (1,882)**	246
Other (2)	**2**	(157)
Equity contracts (2)	**4**	(5)
Foreign exchange contracts (2)	**(53)**	70
Credit contracts (2)	**(15)**	(18)
Subtotal	**(1,944)**	136
Net gains (losses) recognized on customer accommodation, trading and other free-standing derivatives:		
Interest rate contracts		
Recognized in noninterest income:		
Mortgage banking (3)	**7,222**	3,594
Other (4)	**589**	298
Commodity contracts (4)	**(14)**	124
Equity contracts (4)	**(234)**	769
Foreign exchange contracts (4)	**501**	698
Credit contracts (4)	**(54)**	(200)
Other (4)	**-**	(5)
Subtotal	**8,010**	5,278
Net gains recognized related to derivatives not designated as hedging instruments	**$ 6,066**	5,414

(1) Predominantly mortgage banking noninterest income including gains (losses) on the derivatives used as economic hedges of MSRs measured at fair value, interest rate lock commitments and mortgages held for sale.
(2) Predominantly included in other noninterest income.
(3) Predominantly mortgage banking noninterest income including gains (losses) on interest rate lock commitments.
(4) Predominantly included in net gains from trading activities in noninterest income.

Credit Derivatives

We use credit derivatives primarily to assist customers with their risk management objectives. We may also use credit derivatives in structured product transactions or liquidity agreements written to special purpose vehicles. The maximum exposure of sold credit derivatives is managed through posted collateral, purchased credit derivatives and similar products in order to achieve our desired credit risk profile. This credit risk management provides an ability to recover a significant portion of any amounts that would be paid under the sold credit derivatives. We would be required to perform under the noted credit derivatives in the event of default by the referenced obligors. Events of default include events such as bankruptcy, capital restructuring or lack of principal and/or interest payment. In certain cases, other triggers may exist, such as the credit downgrade of the referenced obligors or the inability of the special purpose vehicle for which we have provided liquidity to obtain funding.

The following table provides details of sold and purchased credit derivatives.

		Notional amount					
(in millions)	Fair value liability	Protection sold (A)	Protection sold - non-investment grade	Protection purchased with identical underlyings (B)	Net protection sold (A) - (B)	Other protection purchased	Range of maturities
December 31, 2012							
Credit default swaps on:							
Corporate bonds	**$ 240**	**15,845**	**8,448**	**9,636**	**6,209**	**7,701**	**2013-2021**
Structured products	**1,787**	**2,433**	**2,039**	**948**	**1,485**	**393**	**2016-2056**
Credit protection on:							
Default swap index	**4**	**3,520**	**348**	**3,444**	**76**	**616**	**2013-2017**
Commercial mortgage-backed securities index	**531**	**1,249**	**861**	**790**	**459**	**524**	**2049-2052**
Asset-backed securities index	**57**	**64**	**64**	**6**	**58**	**92**	**2037-2046**
Other	**4**	**3,344**	**3,344**	**106**	**3,238**	**4,655**	**2013-2056**
Total credit derivatives	**$ 2,623**	**26,455**	**15,104**	**14,930**	**11,525**	**13,981**	
December 31, 2011							
Credit default swaps on:							
Corporate bonds	$ 1,002	24,634	14,043	13,329	11,305	9,404	2012-2021
Structured products	3,308	4,691	4,300	2,194	2,497	1,335	2016-2056
Credit protection on:							
Default swap index	68	3,006	843	2,341	665	912	2012-2017
Commercial mortgage-backed securities index	713	1,357	458	19	1,338	1,403	2049-2052
Asset-backed securities index	76	83	83	8	75	116	2037-2046
Other	11	4,632	4,090	481	4,151	4,673	2012-2056
Total credit derivatives	$ 5,178	38,403	23,817	18,372	20,031	17,843	

Protection sold represents the estimated maximum exposure to loss that would be incurred under an assumed hypothetical circumstance, where the value of our interests and any associated collateral declines to zero, without any consideration of recovery or offset from any economic hedges. We believe this hypothetical circumstance to be an extremely remote possibility and accordingly, this required disclosure is not an indication of expected loss. The amounts under non-investment grade represent the notional amounts of those credit derivatives on which we have a higher risk of being required to perform under the terms of the credit derivative and are a function of the underlying assets.

We consider the risk of performance to be high if the underlying assets under the credit derivative have an external rating that is below investment grade or an internal credit default grade that is equivalent thereto. We believe the net protection sold, which is representative of the net notional amount of protection sold and purchased with identical underlyings, in combination with other protection purchased, is more representative of our exposure to loss than either non-investment grade or protection sold. Other protection purchased represents additional protection, which may offset the exposure to loss for protection sold, that was not purchased with an identical underlying of the protection sold.

Credit-Risk Contingent Features

Certain of our derivative contracts contain provisions whereby if the credit rating of our debt were to be downgraded by certain major credit rating agencies, the counterparty could demand additional collateral or require termination or replacement of derivative instruments in a net liability position. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features that are in a net liability position was $16.2 billion at December 31, 2012, and $17.1 billion at December 31, 2011, respectively, for which we posted $14.3 billion and$15.0 billion, respectively, in collateral in the normal course of business. If the credit rating of our debt had been downgraded below investment grade, which is the credit-risk-related contingent feature that if triggered requires the maximum amount of collateral to be posted, on December 31, 2012, or December 31, 2011, we would have been required to post additional collateral of $1.9 billion or $2.1 billion, respectively, or potentially settle the contract in an amount equal to its fair value.

Counterparty Credit Risk

By using derivatives, we are exposed to counterparty credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform, our counterparty credit risk is equal to the amount reported as a derivative asset on our balance sheet. The amounts reported as a derivative asset are derivative contracts in a gain position, and to the extent subject to legally enforceable master netting arrangements, net of derivatives in a loss position with the same counterparty and cash collateral received. We minimize counterparty credit risk through credit approvals, limits, monitoring procedures, executing master netting arrangements and obtaining collateral, where appropriate. To the extent the master netting arrangements and other criteria meet the applicable requirements, including determining the legal enforceability of the arrangement, it is our policy to present derivatives balances and related cash collateral amounts net in the balance sheet. Counterparty credit risk related to derivatives is considered in determining fair value and our assessment of hedge effectiveness.

Note 17: Fair Values of Assets and Liabilities

We use fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Trading assets (excluding derivatives), securities available for sale, derivatives, substantially all residential MHFS, certain commercial LHFS, certain loans held for investment, fair value MSRs and securities sold but not yet purchased (short sale liabilities) are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets on a nonrecurring basis, such as certain residential and commercial MHFS, certain LHFS, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or write-downs of individual assets.

Following are descriptions of the valuation methodologies used for assets and liabilities recorded at fair value on a recurring or nonrecurring basis and for estimating fair value for financial instruments not recorded at fair value.

Assets

SHORT-TERM FINANCIAL ASSETS Short-term financial assets include cash and due from banks, federal funds sold and securities purchased under resale agreements and due from customers on acceptances. These assets are carried at historical cost. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization.

TRADING ASSETS (EXCLUDING DERIVATIVES) AND SECURITIES AVAILABLE FOR SALE Trading assets and securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. We use quoted prices in active markets, where available and classify such instruments within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities and some highly liquid government securities such as U.S. Treasuries. When instruments are traded in secondary markets and quoted market prices do not exist for such securities, we generally rely on internal valuation techniques or on prices obtained from third-party pricing services or brokers (collectively, vendors) or combination thereof, and accordingly, we classify these instruments as Level 2 or 3.

Trading securities are mostly valued using internal trader prices that are subject to price verification procedures performed by separate internal personnel. The majority of fair values derived using internal valuation techniques are verified against multiple pricing sources, including prices obtained from third-party vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. We review pricing methodologies provided by the vendors in order to determine if observable market information is being used, versus unobservable inputs. When evaluating the appropriateness of an internal trader price compared with vendor prices, considerations include the range and quality of vendor prices. Vendor prices are used to ensure the reasonableness of a trader price; however valuing financial instruments involves judgments acquired from knowledge of a particular market. If a trader asserts that a vendor price is not reflective of market value, justification for using the trader price, including recent sales activity where possible, must be provided to and approved by the appropriate levels of management.

Similarly, while securities available for sale traded in secondary markets are typically valued using unadjusted vendor prices or vendor prices adjusted by weighting them with internal discounted cash flow techniques, these prices are reviewed and, if deemed inappropriate by a trader who has the most knowledge of a particular market, can be adjusted. Securities measured with these internal valuation techniques are generally classified as Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models, discounted cash flow analyses using significant inputs observable in the market where available or combination of multiple valuation techniques. Examples include certain residential and commercial MBS, municipal bonds, U.S. government and agency MBS, and corporate debt securities.

Security fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such measurements include securities valued using internal models or a combination of multiple valuation techniques such as weighting of internal models and vendor or broker pricing, where the unobservable inputs are significant to the overall fair value measurement. Securities classified as Level 3 include certain residential and commercial MBS, asset-backed securities collateralized by auto leases or loans and cash reserves, CDOs and CLOs, and certain residual and retained interests in residential mortgage loan securitizations. We value CDOs using the prices of similar instruments, the pricing of completed or pending third party transactions or the pricing of the underlying collateral within the CDO. Where vendor or broker prices are not readily available, we use management's best estimate.

MORTGAGES HELD FOR SALE (MHFS) We carry substantially all of our residential MHFS portfolio at fair value. Fair value is based on quoted market prices, where available, or the prices for other mortgage whole loans with similar characteristics. As necessary, these prices are adjusted for typical securitization activities, including servicing value, portfolio composition, market conditions and liquidity. Most of our MHFS are classified as Level 2. For the portion where market pricing data is not available, we use a discounted cash flow model to estimate fair value and, accordingly, classify as Level 3.

LOANS HELD FOR SALE (LHFS) LHFS are carried at the lower of cost or market value, or at fair value. The fair value of LHFS is based on what secondary markets are currently offering for loans with similar characteristics. As such, we classify those loans subjected to nonrecurring fair value adjustments as Level 2.

LOANS For information on how we report the carrying value of loans, including PCI loans, see Note 1. Although most loans are not recorded at fair value on a recurring basis, reverse mortgages are held at fair value on a recurring basis. In addition, we record nonrecurring fair value adjustments to loans to reflect partial write-downs that are based on the observable market price of the loan or current appraised value of the collateral.

We provide fair value estimates in this disclosure for loans that are not recorded at fair value on a recurring or nonrecurring basis. Those estimates differentiate loans based on their financial characteristics, such as product classification, loan category, pricing features and remaining maturity. Prepayment and credit loss estimates are evaluated by product and loan rate.

The fair value of commercial loans is calculated by discounting contractual cash flows, adjusted for credit loss estimates, using discount rates that are appropriate for loans with similar characteristics and remaining maturity.
For real estate 1-4 family first and junior lien mortgages, we calculate fair value by discounting contractual cash flows, adjusted for prepayment and credit loss estimates, using discount rates based on current industry pricing (where readily available) or our own estimate of an appropriate discount rate for loans of similar size, type, remaining maturity and repricing characteristics.

The carrying value of credit card loans, which is adjusted for estimates of credit losses inherent in the portfolio at the balance sheet date, is reported as a reasonable estimate of fair value. For all other consumer loans, the fair value is generally calculated by discounting the contractual cash flows, adjusted for prepayment and credit loss estimates, based on the current rates we offer for loans with similar characteristics.

Loan commitments, standby letters of credit and commercial and similar letters of credit generate ongoing fees at our current pricing levels, which are recognized over the term of the commitment period. In situations where the credit quality of the counterparty to a commitment has declined, we record an allowance. A reasonable estimate of the fair value of these instruments is the carrying value of deferred fees plus the related allowance. Certain letters of credit that are hedged with derivative instruments are carried at fair value in trading assets or liabilities. For those letters of credit, fair value is calculated based on readily quotable credit default spreads, using a market risk credit default swap model.

DERIVATIVES Quoted market prices are available and used for our exchange-traded derivatives, such as certain interest rate futures and option contracts, which we classify as Level 1. However, substantially all of our derivatives are traded in over-the-counter (OTC) markets where quoted market prices are not always readily available. Therefore we value most OTC derivatives using internal valuation techniques. Valuation techniques and inputs to internally-developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative's value is based. Key inputs can include yield curves, credit curves, foreign-exchange rates, prepayment rates, volatility measurements and correlation of such inputs. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified as Level 2 of the fair value hierarchy. Examples of derivatives classified as Level 2 include generic interest rate swaps, foreign currency swaps, commodity swaps, and certain option and forward contracts. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified as Level 3. Examples of derivatives classified as Level 3 include complex and highly structured derivatives, certain credit default swaps, interest rate lock commitments written for our residential mortgage loans that we intend to sell and long dated equity options where volatility is not observable. Additionally, significant judgments are required when classifying financial instruments within the fair value hierarchy, particularly between Level 2 and 3, as is the case for certain derivatives.

MORTGAGE SERVICING RIGHTS (MSRs) AND CERTAIN OTHER INTERESTS HELD IN SECURITIZATIONS MSRs and certain other interests held in securitizations (e.g., interest-only strips) do not trade in an active market with readily observable prices. Accordingly, we determine the fair value of MSRs using a valuation model that calculates the present value of estimated future net servicing income cash flows. The model incorporates assumptions that market participants use in estimating future net servicing income cash flows, including estimates of prepayment speeds (including housing price volatility), discount rate, default rates, cost to service (including delinquency and foreclosure costs), escrow account earnings, contractual servicing fee income, ancillary income and late fees. Commercial MSRs are carried at lower of cost or market value, and therefore can be subject to fair value measurements on a nonrecurring basis. Changes in the fair value of MSRs occur primarily due to the collection/realization of expected cash flows, as well as changes in valuation inputs and assumptions. For other interests held in securitizations (such as interest-only strips) we use a valuation model that calculates the present value of estimated future cash flows. The model incorporates our own estimates of assumptions market participants use in determining the fair value, including estimates of prepayment speeds, discount rates, defaults and contractual fee income. Interest-only strips are recorded as trading assets. Our valuation approach is validated by our internal valuation model validation group. Fair value measurements of our MSRs and interest-only strips use significant unobservable inputs and, accordingly, we classify them as Level 3.

FORECLOSED ASSETS Foreclosed assets are carried at net realizable value, which represents fair value less costs to sell. Fair value is generally based upon independent market prices or appraised values of the collateral and, accordingly, we classify foreclosed assets as Level 2.

NONMARKETABLE EQUITY INVESTMENTS Nonmarketable equity investments are generally recorded under the cost or equity method of accounting. There are generally restrictions on the sale and/or liquidation of these investments, including federal bank stock. Federal bank stock carrying value approximates fair value. We use facts and circumstances available to estimate the fair value of our nonmarketable equity investments. We typically consider our access to and need for capital (including recent or projected financing activity), qualitative assessments of the viability of the investee, evaluation of the financial statements of the investee and prospects for its future. Public equity investments are valued using quoted market prices and discounts are only applied when there are trading restrictions that are an attribute of the investment. We estimate the fair value of investments in non-public securities using metrics such as security prices of comparable public companies, acquisition prices for similar companies and original investment purchase price multiples, while also incorporating a portfolio company's financial performance and specific factors. For investments in private equity funds, we use the NAV provided by the fund sponsor as an appropriate measure of fair value. In some cases, such NAVs require adjustments based on certain unobservable inputs.

Liabilities

DEPOSIT LIABILITIES Deposit liabilities are carried at historical cost. The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, interest-bearing checking, and market rate and other savings, is equal to the amount payable on demand at the measurement date. The fair value of other time deposits is calculated based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for like wholesale deposits with similar remaining maturities.

SHORT-TERM FINANCIAL LIABILITIES Short-term financial liabilities are carried at historical cost and include federal funds purchased and securities sold under repurchase agreements, commercial paper and other short-term borrowings. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization.

OTHER LIABILITIES Other liabilities recorded at fair value on a recurring basis, excluding derivative liabilities (see the "Derivatives" section for derivative liabilities), includes primarily short sale liabilities. Short sale liabilities are predominantly classified as either Level 1 or Level 2, generally dependent upon whether the underlying securities have readily obtainable quoted prices in active exchange markets.

LONG-TERM DEBT Long-term debt is generally carried at amortized cost. For disclosure, we are required to estimate the fair value of long-term debt. Generally, the discounted cash flow method is used to estimate the fair value of our long-term debt. Contractual cash flows are discounted using rates currently offered for new notes with similar remaining maturities and, as such, these discount rates include our current spread levels.

Level 3 Asset and Liability Valuation Processes

We generally determine fair value of our Level 3 assets and liabilities by using internally developed models and, to a lesser extent, prices obtained from third-party pricing services or brokers (collectively, vendors). Our valuation processes vary depending on which approach is utilized.

INTERNAL MODEL VALUATIONS Our internally developed models primarily consist of discounted cash flow techniques. Use of such techniques requires determining relevant inputs, some of which are unobservable. Unobservable inputs are generally derived from historic performance of similar assets or determined from previous market trades in similar instruments. These unobservable inputs usually consist of discount rates, default rates, loss severity upon default, volatilities, correlations and prepayment rates, which are inherent within our Level 3 instruments. Such inputs can be correlated to similar portfolios with known historic experience or recent trades where particular unobservable inputs may be implied; but due to the nature of various inputs being reflected within a particular trade, the value of each input is considered unobservable. We attempt to correlate each unobservable input to historic experience and other third party data where available.

Internal valuation models are subject to review prescribed within our model risk management policies and procedures which includes model validation. The purpose of model validation includes ensuring the model is appropriate for its intended use and the appropriate controls exist to help mitigate risk of invalid valuations. Model validation assesses the adequacy and appropriateness of the model, including reviewing its key components such as inputs, processing components, logic or theory, output results and supporting model documentation. Validation also includes ensuring significant unobservable model inputs are appropriate given observable market transactions or other market data within the same or similar asset classes. This ensures modeled approaches are appropriate given similar product valuation techniques and are in line with their intended purpose.

We have ongoing monitoring procedures in place for our Level 3 assets and liabilities that use such internal valuation models. These procedures, which are designed to provide reasonable assurance that models continue to perform as expected after approved, include:

- ongoing analysis and benchmarking to market transactions and other independent market data (including pricing vendors, if available);
- back-testing of modeled fair values to actual realized transactions; and
- review of modeled valuation results against expectations, including review of significant or unusual value fluctuations.

We update model inputs and methodologies periodically to reflect these monitoring procedures. Additionally, procedures and controls are in place to ensure existing models are subject to periodic reviews, and we perform full model revalidations as necessary.

All internal valuation models are subject to ongoing review by business-unit-level management. More complex models are subject to additional oversight by a corporate-level risk management department. Corporate oversight responsibilities include evaluating adequacy of business unit risk management programs, maintaining company-wide model validation policies and standards and reporting the results of these activities to management and our Enterprise Risk Management Committee (ERMC). The ERMC, which consists of senior executive management and reports on top risks to the Company's Board of Directors, monitors all company-wide risks, including credit risk, market risk, and reputational risk.

VENDOR-DEVELOPED VALUATIONS In certain limited circumstances we obtain pricing from third party vendors for the value of our Level 3 assets or liabilities. We have processes in place to approve such vendors to ensure information obtained and valuation techniques used are appropriate. Once these vendors are approved to provide pricing information, we monitor and review the results to ensure the fair values are reasonable and in line with market experience in similar asset classes. While the input amounts used by the pricing vendor in determining fair value are not provided, and therefore unavailable for our review, we do perform one or more of the following procedures to validate the prices received:

- comparison to other pricing vendors (if available);
- variance analysis of prices;
- corroboration of pricing by reference to other independent market data such as market transactions and relevant benchmark indices;
- review of pricing by Company personnel familiar with market liquidity and other market-related conditions; and
- investigation of prices on a specific instrument-by-instrument basis.

Fair Value Measurements from Brokers or Third Party Pricing Services

For certain assets and liabilities, we obtain fair value measurements from brokers or third party pricing services and record the unadjusted fair value in our financial statements. The detail by level is shown in the table below. Fair value measurements obtained from brokers or third party pricing services that we have adjusted to determine the fair value recorded in our financial statements are not included in the following table.

		Brokers			Third party pricing services		
(in millions)		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
December 31, 2012							
Trading assets (excluding derivatives)	**$**	**-**	**406**	**8**	**1,314**	**1,016**	**-**
Securities available for sale:							
Securities of U.S. Treasury and federal agencies		**-**	**-**	**-**	**915**	**6,231**	**-**
Securities of U.S. states and political subdivisions		**-**	**-**	**-**	**-**	**35,036**	**-**
Mortgage-backed securities		**-**	**138**	**4**	**-**	**121,703**	**292**
Other debt securities		**-**	**1,516**	**12,465**	**-**	**28,314**	**149**
Total debt securities		**-**	**1,654**	**12,469**	**915**	**191,284**	**441**
Total marketable equity securities		**-**	**3**	**-**	**29**	**774**	**-**
Total securities available for sale		**-**	**1,657**	**12,469**	**944**	**192,058**	**441**
Derivatives (trading and other assets)		**-**	**8**	**-**	**-**	**602**	**-**
Loans held for sale		**-**	**-**	**-**	**-**	**-**	**-**
Derivatives (liabilities)		**-**	**26**	**-**	**-**	**634**	**-**
Other liabilities		**-**	**121**	**-**	**-**	**104**	**-**
December 31, 2011							
Trading assets (excluding derivatives)	$	-	446	7	1,086	1,564	-
Securities available for sale:							
Securities of U.S. Treasury and federal agencies		-	-	-	868	5,748	-
Securities of U.S. states and political subdivisions		-	16	-	-	21,014	-
Mortgage-backed securities		-	2,342	43	-	118,107	186
Other debt securities		-	1,091	8,163	-	26,222	145
Total debt securities		-	3,449	8,206	868	171,091	331
Total marketable equity securities		-	-	-	33	665	3
Total securities available for sale		-	3,449	8,206	901	171,756	334
Derivatives (trading and other assets)		-	17	44	-	834	-
Loans held for sale		-	-	-	-	1	-
Derivatives (liabilities)		-	11	43	-	850	-
Other liabilities		-	22	-	6	249	-

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The following two tables present the balances of assets and liabilities measured at fair value on a recurring basis.

(in millions)		Level 1	Level 2	Level 3	Netting	Total
December 31, 2012						
Trading assets (excluding derivatives)						
Securities of U.S. Treasury and federal agencies	$	5,104	3,774	-	-	8,878
Securities of U.S. states and political subdivisions		-	1,587	46	-	1,633
Collateralized debt obligations (1)		-	-	742	-	742
Corporate debt securities		-	6,664	52	-	6,716
Mortgage-backed securities		-	13,380	6	-	13,386
Asset-backed securities		-	722	138	-	860
Equity securities		3,481	356	3	-	3,840
Total trading securities(2)		8,585	26,483	987	-	36,055
Other trading assets		2,150	887	76	-	3,113
Total trading assets (excluding derivatives)		10,735	27,370	1,063	-	39,168
Securities of U.S. Treasury and federal agencies		915	6,231	-	-	7,146
Securities of U.S. states and political subdivisions		-	35,045	3,631 (3)	-	38,676
Mortgage-backed securities:						
Federal agencies		-	97,285	-	-	97,285
Residential		-	15,837	94	-	15,931
Commercial		-	19,765	203	-	19,968
Total mortgage-backed securities		-	132,887	297	-	133,184
Corporate debt securities		125	20,934	274	-	21,333
Collateralized debt obligations (4)		-	-	13,188 (3)	-	13,188
Asset-backed securities:						
Auto loans and leases		-	7	5,921 (3)	-	5,928
Home equity loans		-	867	51	-	918
Other asset-backed securities		-	7,828	3,283 (3)	-	11,111
Total asset-backed securities		-	8,702	9,255	-	17,957
Other debt securities		-	930	-	-	930
Total debt securities		1,040	204,729	26,645	-	232,414
Marketable equity securities:						
Perpetual preferred securities (5)		629	753	794 (3)	-	2,176
Other marketable equity securities		554	55	-	-	609
Total marketable equity securities		1,183	808	794	-	2,785
Total securities available for sale		2,223	205,537	27,439	-	235,199
Mortgages held for sale		-	39,055	3,250	-	42,305
Loans held for sale		-	6	-	-	6
Loans		-	185	6,021	-	6,206
Mortgage servicing rights (residential)		-	-	11,538	-	11,538
Derivative assets:						
Interest rate contracts		16	70,277	1,058	-	71,351
Commodity contracts		-	3,386	70	-	3,456
Equity contracts		432	2,747	604	-	3,783
Foreign exchange contracts		19	5,481	24	-	5,524
Credit contracts		-	1,160	650	-	1,810
Other derivative contracts		-	-	-	-	-
Netting		-	-	-	(62,108) (6)	(62,108)
Total derivative assets (7)		467	83,051	2,406	(62,108)	23,816
Other assets		136	123	162	-	421
Total assets recorded at fair value	$	13,561	355,327	51,879	(62,108)	358,659
Derivative liabilities:						
Interest rate contracts	$	(52)	(68,244)	(399)	-	(68,695)
Commodity contracts		-	(3,541)	(49)	-	(3,590)
Equity contracts		(199)	(3,239)	(726)	-	(4,164)
Foreign exchange contracts		(23)	(3,553)	(3)	-	(3,579)
Credit contracts		-	(1,152)	(1,800)	-	(2,952)
Other derivative contracts		-	-	(78)	-	(78)
Netting		-	-	-	71,116 (6)	71,116
Total derivative liabilities (7)		(274)	(79,729)	(3,055)	71,116	(11,942)
Short sale liabilities:						
Securities of U.S. Treasury and federal agencies		(4,225)	(875)	-	-	(5,100)
Securities of U.S. states and political subdivisions		-	(9)	-	-	(9)
Corporate debt securities		-	(3,941)	-	-	(3,941)
Equity securities		(1,233)	(35)	-	-	(1,268)
Other securities		-	(47)	-	-	(47)
Total short sale liabilities		(5,458)	(4,907)	-	-	(10,365)
Other liabilities		-	(34)	(49)	-	(83)
Total liabilities recorded at fair value	$	(5,732)	(84,670)	(3,104)	71,116	(22,390)

(1) Includes collateralized loan obligations of $721 million that are classified as trading assets.
(2) Net gains from trading activities recognized in the income statement include $305 million in net unrealized gains on trading securities held at December 31, 2012.
(3) Balances consist of securities that are predominantly investment grade based on ratings received from the ratings agencies or internal credit grades categorized as investment grade if external ratings are not available. The securities are classified as Level 3 due to limited market activity.
(4) Includes collateralized loan obligations of $12.5 billion that are classified as securities available for sale.
(5) Perpetual preferred securities include ARS and corporate preferred securities. See Note 8 for additional information.
(6) Derivatives are reported net of cash collateral received and paid and, to the extent that the criteria of the accounting guidance covering the offsetting of amounts related to certain contracts are met, positions with the same counterparty are netted as part of a legally enforceable master netting agreement.
(7) Derivative assets and derivative liabilities include contracts qualifying for hedge accounting, economic hedges, and derivatives included in trading assets and trading liabilities, respectively.

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(in millions)		Level 1	Level 2	Level 3	Netting	Total
December 31, 2011						
Trading assets (excluding derivatives)						
Securities of U.S. Treasury and federal agencies	$	3,342	3,638	-	-	6,980
Securities of U.S. states and political subdivisions		-	2,438	53	-	2,491
Collateralized debt obligations (1)		-	-	1,582	-	1,582
Corporate debt securities		-	6,479	97	-	6,576
Mortgage-backed securities		-	34,959	108	-	35,067
Asset-backed securities		-	1,093	190	-	1,283
Equity securities		1,682	172	4	-	1,858
Total trading securities(2)		5,024	48,779	2,034	-	55,837
Other trading assets		1,847	68	115	-	2,030
Total trading assets (excluding derivatives)		6,871	48,847	2,149	-	57,867
Securities of U.S. Treasury and federal agencies		869	6,099	-	-	6,968
Securities of U.S. states and political subdivisions		-	21,077	11,516 (3)	-	32,593
Mortgage-backed securities:						
Federal agencies		-	96,754	-	-	96,754
Residential		-	17,775	61	-	17,836
Commercial		-	17,918	232	-	18,150
Total mortgage-backed securities		-	132,447	293	-	132,740
Corporate debt securities		317	17,792	295	-	18,404
Collateralized debt obligations (4)		-	-	8,599 (3)	-	8,599
Asset-backed securities:						
Auto loans and leases		-	86	6,641 (3)	-	6,727
Home equity loans		-	650	282	-	932
Other asset-backed securities		-	8,326	2,863 (3)	-	11,189
Total asset-backed securities		-	9,062	9,786	-	18,848
Other debt securities		-	1,044	-	-	1,044
Total debt securities		1,186	187,521	30,489	-	219,196
Marketable equity securities:						
Perpetual preferred securities (5)		552	631	1,344 (3)	-	2,527
Other marketable equity securities		814	53	23	-	890
Total marketable equity securities		1,366	684	1,367	-	3,417
Total securities available for sale		2,552	188,205	31,856	-	222,613
Mortgages held for sale		-	41,381	3,410	-	44,791
Loans held for sale		-	1,176	-	-	1,176
Loans		-	5,893	23	-	5,916
Mortgage servicing rights (residential)		-	-	12,603	-	12,603
Derivative assets:						
Interest rate contracts		-	91,022	1,055	-	92,077
Commodity contracts		-	4,351	-	-	4,351
Equity contracts		471	2,737	560	-	3,768
Foreign exchange contracts		35	4,873	16	-	4,924
Credit contracts		-	2,219	1,357	-	3,576
Other derivative contracts		-	-	-	-	-
Netting		-	-	-	(81,143) (6)	(81,143)
Total derivative assets (7)		506	105,202	2,988	(81,143)	27,553
Other assets		88	135	244	-	467
Total assets recorded at fair value	$	10,017	390,839	53,273	(81,143)	372,986
Derivative liabilities:						
Interest rate contracts	$	(4)	(88,164)	(446)	-	(88,614)
Commodity contracts		-	(4,234)	-	-	(4,234)
Equity contracts		(229)	(2,797)	(635)	-	(3,661)
Foreign exchange contracts		(31)	(3,324)	(23)	-	(3,378)
Credit contracts		-	(2,099)	(3,355)	-	(5,454)
Other derivative contracts		-	-	(117)	-	(117)
Netting		-	-	-	89,990 (6)	89,990
Total derivative liabilities (7)		(264)	(100,618)	(4,576)	89,990	(15,468)
Short sale liabilities:						
Securities of U.S. Treasury and federal agencies		(3,820)	(919)	-	-	(4,739)
Securities of U.S. states and political subdivisions		-	(2)	-	-	(2)
Corporate debt securities		-	(4,112)	-	-	(4,112)
Equity securities		(944)	(298)	-	-	(1,242)
Other securities		-	(737)	-	-	(737)
Total short sale liabilities		(4,764)	(6,068)	-	-	(10,832)
Other liabilities		-	(98)	(44)	-	(142)
Total liabilities recorded at fair value	$	(5,028)	(106,784)	(4,620)	89,990	(26,442)

(1) Includes collateralized loan obligations of $583 million that are classified as trading assets.

(2) Net gains from trading activities recognized in the income statement include $133 million in net unrealized gains on trading securities we held at December 31, 2011.

(3) Balances consist of securities that are predominantly investment grade based on ratings received from the ratings agencies or internal credit grades categorized as investment grade if external ratings are not available. The securities are classified as Level 3 due to limited market activity.

(4) Includes collateralized loan obligations of $8.1 billion that are classified as securities available for sale.

(5) Perpetual preferred securities include ARS and corporate preferred securities. See Note 8 for additional information.

(6) Derivatives are reported net of cash collateral received and paid and, to the extent that the criteria of the accounting guidance covering the offsetting of amounts related to certain contracts are met, positions with the same counterparty are netted as part of a legally enforceable master netting agreement.

(7) Derivative assets and derivative liabilities include contracts qualifying for hedge accounting, economic hedges, and derivatives included in trading assets and trading liabilities, respectively.

Changes in Fair Value Levels

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy and transfer between Level 1, Level 2, and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2, and Level 3.

All current period transfers into and out of Level 1, Level 2, and Level 3 are provided within the below table. The amounts reported as transfers represent the fair value as of the beginning of the quarter in which the transfer occurred.

		Transfers Between Fair Value Levels						
		Level 1		Level 2		Level 3 (1)		
(in millions)		In	Out	In	Out	In	Out	Total
Year ended December 31, 2012								
Trading securities	$	23	-	16	(37)	14	(16)	-
Securities available for sale (2)		8	-	9,832	(68)	60	(9,832)	-
Mortgages held for sale		-	-	298	(488)	488	(298)	-
Loans (3)		-	-	41	(5,851)	5,851	(41)	-
Net derivative assets and liabilities		-	-	51	8	(8)	(51)	-
Short sale liabilities		-	-	-	-	-	-	-
Total transfers	$	31	-	10,238	(6,436)	6,405	(10,238)	-

(1) All transfers in and out of Level 3 are disclosed within the recurring level 3 rollforward table in this Note.
(2) Includes $9.4 billion of securities of U.S. states and political subdivisions that we transferred from Level 3 to Level 2 as a result of increased observable market data in the valuation of such instruments. This transfer was done in conjunction with a change in our valuation technique from an internal model based upon unobservable inputs to third party vendor pricing based upon market observable data.
(3) Consists of reverse mortgage loans securitized with GNMA which were accounted for as secured borrowing transactions. We transferred the loans from Level 2 to Level 3 in third quarter 2012 due to decreased market activity and visibility to significant trades of the same or similar products. As a result, we changed our valuation technique from an internal model based on market observable data to an internal discounted cash flow model based on unobservable inputs.

For the year ended December 31, 2011, we transferred $709 million of other trading assets from Level 2 to Level 1 due to use of more observable market data. We transferred $801 million of debt securities available for sale from Level 3 to Level 2 due to an increase in the volume of trading activity for certain securities, which resulted in increased occurrences of observable market prices. We also transferred $502 million of securities available for sale from Level 2 to Level 3 primarily due to a decrease in liquidity for certain asset-backed securities.

Significant changes to Level 3 assets for the year ended December 31, 2010 are described as follows:

- We adopted new consolidation accounting guidance which impacted Level 3 balances for certain financial instruments. Reductions in Level 3 balances, which represent derecognition of existing investments in newly consolidated VIEs, are reflected as transfers out for the following categories: trading assets, $276 million; securities available for sale, $1.9 billion; and mortgage servicing rights, $118 million. Increases in Level 3 balances, which represent newly consolidated VIE assets, are reflected as transfers in for the following categories: securities available for sale, $829 million; loans, $366 million; and long-term debt, $359 million.
- We transferred $4.9 billion of securities available for sale from Level 3 to Level 2 due to an increase in the volume of trading activity for certain mortgage-backed and other asset-backed securities, which resulted in increased occurrences of observable market prices. We also transferred $1.7 billion of debt securities available for sale from Level 2 to Level 3, primarily due to a decrease in liquidity for certain asset-backed securities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2012, are summarized as follows:

(in millions)	Balance, beginning of period	Total net gains (losses) included in: Net income	Total net gains (losses) included in: Other compre-hensive income	Purchases, sales, issuances and settlements, net (1)	Transfers into Level 3	Transfers out of Level 3	Balance, end of period	Net unrealized gains (losses) included in income related to assets and liabilities held at period end (2)
Year ended December 31, 2012								
Trading assets (excluding derivatives):								
Securities of U.S. states and political subdivisions	$ 53	3	-	(10)	-	-	46	-
Collateralized debt obligations	1,582	(191)	-	(649)	-	-	742	(47)
Corporate debt securities	97	-	-	(45)	-	-	52	(3)
Mortgage-backed securities	108	8	-	(110)	-	-	6	2
Asset-backed securities	190	48	-	(98)	14	(16)	138	23
Equity securities	4	-	-	(1)	-	-	3	-
Total trading securities	2,034	(132)	-	(913)	14	(16)	987	(25)
Other trading assets	115	(39)	-	-	-	-	76	(19)
Total trading assets (excluding derivatives)	2,149	(171)	-	(913)	14	(16)	1,063	(44)(3)
Securities available for sale:								
Securities of U.S. states and political subdivisions	11,516	10	160	1,347	-	(9,402)	3,631	-
Mortgage-backed securities:								
Residential	61	12	16	50	29	(74)	94	(1)
Commercial	232	(56)	57	(30)	-	-	203	(56)
Total mortgage-backed securities	293	(44)	73	20	29	(74)	297	(57)
Corporate debt securities	295	20	19	(20)	1	(41)	274	-
Collateralized debt obligations	8,599	135	514	3,940	-	-	13,188	-
Asset-backed securities:								
Auto loans and leases	6,641	3	3	(726)	-	-	5,921	-
Home equity loans	282	15	14	(3)	29	(286)	51	(1)
Other asset-backed securities	2,863	(29)	148	329	1	(29)	3,283	(6)
Total asset-backed securities	9,786	(11)	165	(400)	30	(315)	9,255	(7)
Total debt securities	30,489	110	931	4,887	60	(9,832)	26,645	(64)(4)
Marketable equity securities:								
Perpetual preferred securities	1,344	91	(30)	(611)	-	-	794	-
Other marketable equity securities	23	2	(16)	(9)	-	-	-	-
Total marketable equity securities	1,367	93	(46)	(620)	-	-	794	- (5)
Total securities available for sale	31,856	203	885	4,267	60	(9,832)	27,439	(64)
Mortgages held for sale	3,410	(42)	-	(308)	488	(298)	3,250	(30)(6)
Loans	23	43	-	145	5,851	(41)	6,021	43 (6)
Mortgage servicing rights	12,603	(5,954)	-	4,889	-	-	11,538	(2,893)(6)
Net derivative assets and liabilities:								
Interest rate contracts	609	7,397	-	(7,349)	-	2	659	562
Commodity contracts	-	78	-	(50)	(8)	1	21	40
Equity contracts	(75)	(11)	-	18	-	(54)	(122)	(16)
Foreign exchange contracts	(7)	23	-	5	-	-	21	30
Credit contracts	(1,998)	38	-	810	-	-	(1,150)	41
Other derivative contracts	(117)	40	(1)	-	-	-	(78)	-
Total derivative contracts	(1,588)	7,565	(1)	(6,566)	(8)	(51)	(649)	657 (7)
Other assets	244	(21)	-	(61)	-	-	162	(8)(3)
Short sale liabilities	-	-	-	-	-	-	-	- (3)
Other liabilities (excluding derivatives)	(44)	(43)	-	38	-	-	(49)	- (6)

(1) See next page for detail.
(2) Represents only net gains (losses) that are due to changes in economic conditions and management's estimates of fair value and excludes changes due to the collection/realization of cash flows over time.
(3) Included in trading activities and other noninterest income in the income statement.
(4) Included in debt securities available for sale in the income statement.
(5) Included in equity investments in the income statement.
(6) Included in mortgage banking and other noninterest income in the income statement.
(7) Included in mortgage banking, trading activities and other noninterest income in the income statement.

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The following table presents gross purchases, sales, issuances and settlements related to the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2012.

(in millions)	Purchases	Sales	Issuances	Settlements	Net
Year ended December 31, 2012					
Trading assets (excluding derivatives):					
Securities of U.S. states and political subdivisions	$ 85	(95)	-	-	(10)
Collateralized debt obligations	829	(1,478)	-	-	(649)
Corporate debt securities	192	(237)	-	-	(45)
Mortgage-backed securities	49	(159)	-	-	(110)
Asset-backed securities	116	(169)	-	(45)	(98)
Equity securities	1	(2)	-	-	(1)
Total trading securities	1,272	(2,140)	-	(45)	(913)
Other trading assets	-	-	-	-	-
Total trading assets (excluding derivatives)	1,272	(2,140)	-	(45)	(913)
Securities available for sale:					
Securities of U.S. states and political subdivisions	1,847	(37)	1,011	(1,474)	1,347
Mortgage-backed securities:					
Residential	86	(34)	-	(2)	50
Commercial	39	-	-	(69)	(30)
Total mortgage-backed securities	125	(34)	-	(71)	20
Corporate debt securities	26	(37)	-	(9)	(20)
Collateralized debt obligations	5,608	(185)	-	(1,483)	3,940
Asset-backed securities:					
Auto loans and leases	3,004	-	666	(4,396)	(726)
Home equity loans	-	(2)	-	(1)	(3)
Other asset-backed securities	2,074	(159)	1,401	(2,987)	329
Total asset-backed securities	5,078	(161)	2,067	(7,384)	(400)
Total debt securities	12,684	(454)	3,078	(10,421)	4,887
Marketable equity securities:					
Perpetual preferred securities	-	-	-	(611)	(611)
Other marketable equity securities	-	(8)	-	(1)	(9)
Total marketable equity securities	-	(8)	-	(612)	(620)
Total securities available for sale	12,684	(462)	3,078	(11,033)	4,267
Mortgages held for sale	441	-	-	(749)	(308)
Loans	2	-	257	(114)	145
Mortgage servicing rights	-	(293)	5,182	-	4,889
Net derivative assets and liabilities:					
Interest rate contracts	11	-	-	(7,360)	(7,349)
Commodity contracts	-	(2)	-	(48)	(50)
Equity contracts	386	(375)	1	6	18
Foreign exchange contracts	2	(3)	-	6	5
Credit contracts	(6)	3	-	813	810
Other derivative contracts	-	-	-	-	-
Total derivative contracts	393	(377)	1	(6,583)	(6,566)
Other assets	19	(8)	-	(72)	(61)
Short sale liabilities	9	(9)	-	-	-
Other liabilities (excluding derivatives)	(3)	11	(216)	246	38

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2011, are summarized as follows:

(in millions)	Balance, beginning of period	Total net gains (losses) included in: Net income	Total net gains (losses) included in: Other comprehensive income	Purchases, sales, issuances and settlements, net (1)	Transfers into Level 3	Transfers out of Level 3	Balance, end of period	Net unrealized gains (losses) included in income related to assets and liabilities held at period end (2)
Year ended December 31, 2011								
Trading assets (excluding derivatives):								
Securities of U.S. states and political subdivisions	$ 5	3	-	12	51	(18)	53	-
Collateralized debt obligations	1,915	(24)	-	(297)	-	(12)	1,582	1
Corporate debt securities	166	1	-	(70)	-	-	97	(80)
Mortgage-backed securities	117	6	-	(36)	31	(10)	108	(4)
Asset-backed securities	366	75	-	(122)	-	(129)	190	(2)
Equity securities	34	(3)	-	(28)	1	-	4	72
Total trading securities	2,603	58	-	(541)	83	(169)	2,034	(13)
Other trading assets	136	(21)	-	2	-	(2)	115	14
Total trading assets (excluding derivatives)	2,739	37	-	(539)	83	(171)	2,149	1 (3)
Securities available for sale:								
Securities of U.S. states and political subdivisions	4,564	10	52	6,923	-	(33)	11,516	9
Mortgage-backed securities:								
Residential	20	(9)	(1)	(6)	121	(64)	61	(8)
Commercial	217	(44)	59	2	2	(4)	232	(56)
Total mortgage-backed securities	237	(53)	58	(4)	123	(68)	293	(64)
Corporate debt securities	433	150	(112)	(185)	41	(32)	295	(3)
Collateralized debt obligations	4,778	290	(202)	3,725	8	-	8,599	-
Asset-backed securities:								
Auto loans and leases	6,133	4	(27)	531	-	-	6,641	-
Home equity loans	112	(3)	(18)	40	221	(70)	282	(25)
Other asset-backed securities	3,150	10	13	181	107	(598)	2,863	(7)
Total asset-backed securities	9,395	11	(32)	752	328	(668)	9,786	(32)
Other debt securities	85	-	-	(85)	-	-	-	-
Total debt securities	19,492	408	(236)	11,126	500	(801)	30,489	(90)(4)
Marketable equity securities:								
Perpetual preferred securities	2,434	160	(7)	(1,243)	2	(2)	1,344	(53)
Other marketable equity securities	32	-	1	(10)	-	-	23	-
Total marketable equity securities	2,466	160	(6)	(1,253)	2	(2)	1,367	(53)(5)
Total securities available for sale	21,958	568	(242)	9,873	502	(803)	31,856	(143)
Mortgages held for sale	3,305	44	-	(104)	492	(327)	3,410	43 (6)
Loans	309	13	-	(299)	-	-	23	- (6)
Mortgage servicing rights	14,467	(5,821)	-	3,957	-	-	12,603	(3,680)(6)
Net derivative assets and liabilities:								
Interest rate contracts	77	4,051	-	(3,414)	(1)	(104)	609	309
Commodity contracts	(1)	2	-	(9)	(3)	11	-	1
Equity contracts	(225)	126	-	28	(6)	2	(75)	55
Foreign exchange contracts	9	(8)	-	(6)	1	(3)	(7)	(19)
Credit contracts	(1,017)	(856)	-	(123)	-	(2)	(1,998)	50
Other derivative contracts	(35)	(82)	-	-	-	-	(117)	-
Total derivative contracts	(1,192)	3,233	-	(3,524)	(9)	(96)	(1,588)	396 (7)
Other assets	314	12	-	(82)	-	-	244	3 (3)
Short sale liabilities	-	-	-	-	-	-	-	- (3)
Other liabilities (excluding derivatives)	(344)	(8)	-	308	-	-	(44)	- (6)

(1) See next page for detail.
(2) Represents only net gains (losses) that are due to changes in economic conditions and management's estimates of fair value and excludes changes due to the collection/realization of cash flows over time.
(3) Included in trading activities and other noninterest income in the income statement.
(4) Included in debt securities available for sale in the income statement.
(5) Included in equity investments in the income statement.
(6) Included in mortgage banking and other noninterest income in the income statement.
(7) Included in mortgage banking, trading activities and other noninterest income in the income statement.

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The following table presents gross purchases, sales, issuances and settlements related to the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2011.

(in millions)		Purchases	Sales	Issuances	Settlements	Net
Year ended December 31, 2011						
Trading assets						
(excluding derivatives):						
Securities of U.S. states and						
political subdivisions	$	313	(199)	-	(102)	12
Collateralized debt obligations		1,054	(1,310)	-	(41)	(297)
Corporate debt securities		80	(150)	-	-	(70)
Mortgage-backed securities		759	(790)	-	(5)	(36)
Asset-backed securities		516	(585)	-	(53)	(122)
Equity securities		6	(22)	-	(12)	(28)
Total trading securities		2,728	(3,056)	-	(213)	(541)
Other trading assets		-	-	2	-	2
Total trading assets (excluding derivatives)		2,728	(3,056)	2	(213)	(539)
Securities available for sale:						
Securities of U.S. states and						
political subdivisions		4,280	(4)	4,723	(2,076)	6,923
Mortgage-backed securities:						
Residential		3	-	-	(9)	(6)
Commercial		21	-	-	(19)	2
Total mortgage-backed securities		24	-	-	(28)	(4)
Corporate debt securities		94	(208)	1	(72)	(185)
Collateralized debt obligations		4,805	(36)	-	(1,044)	3,725
Asset-backed securities:						
Auto loans and leases		5,918	-	333	(5,720)	531
Home equity loans		44	-	-	(4)	40
Other asset-backed securities		1,428	(456)	1,395	(2,186)	181
Total asset-backed securities		7,390	(456)	1,728	(7,910)	752
Other debt securities		-	(85)	-	-	(85)
Total debt securities		16,593	(789)	6,452	(11,130)	11,126
Marketable equity securities:						
Perpetual preferred securities		1	(13)	-	(1,231)	(1,243)
Other marketable equity securities		3	(12)	-	(1)	(10)
Total marketable equity securities		4	(25)	-	(1,232)	(1,253)
Total securities available for sale		16,597	(814)	6,452	(12,362)	9,873
Mortgages held for sale		576	(21)	-	(659)	(104)
Loans		23	(309)	-	(13)	(299)
Mortgage servicing rights		-	-	4,011	(54)	3,957
Net derivative assets and liabilities:						
Interest rate contracts		6	(1)	-	(3,419)	(3,414)
Commodity contracts		7	(17)	-	1	(9)
Equity contracts		123	(255)	-	160	28
Foreign exchange contracts		4	(4)	-	(6)	(6)
Credit contracts		6	(3)	-	(126)	(123)
Other derivative contracts		-	-	-	-	-
Total derivative contracts		146	(280)	-	(3,390)	(3,524)
Other assets		10	(1)	-	(91)	(82)
Short sale liabilities		(125)	124	-	1	-
Other liabilities (excluding derivatives)		(10)	1	-	317	308

The following table presents changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2010.

(in millions)	Balance, beginning of year	Total net gains (losses) included in: Net income	Total net gains (losses) included in: Other compre-hensive income	Purchases, sales, issuances and settlements, net	Transfers into Level 3	Transfers out of Level 3	Balance, end of year	Net unrealized gains (losses) included in net income related to assets and liabilities held at period end (1)
Year ended December 31, 2010								
Trading assets (excluding derivatives):								
Securities of U.S. states and political subdivisions	$ 5	2	-	(11)	9	-	5	1
Collateralized debt obligations	1,133	418	-	364	-	-	1,915	11
Corporate debt securities	223	9	-	67	9	(142)	166	16
Mortgage-backed securities	146	(7)	-	101	-	(123)	117	(17)
Asset-backed securities	497	80	-	(141)	1	(71)	366	67
Equity securities	36	1	-	(5)	2	-	34	(2)
Total trading securities	2,040	503	-	375	21	(336)	2,603	76
Other trading assets	271	(35)	-	(19)	-	(81)	136	10
Total trading assets (excluding derivatives)	2,311	468	-	356	21	(417)	2,739	86 (2)
Securities available for sale:								
Securities of U.S. states and political subdivisions	818	12	63	3,485	192	(6)	4,564	4
Mortgage-backed securities:								
Residential	1,084	7	(21)	(48)	274	(1,276)	20	(8)
Commercial	1,799	(28)	404	(10)	227	(2,175)	217	(5)
Total mortgage-backed securities	2,883	(21)	383	(58)	501	(3,451)	237	(13)
Corporate debt securities	367	7	68	(113)	259	(155)	433	-
Collateralized debt obligations	3,725	210	96	959	-	(212)	4,778	(14)
Asset-backed securities:								
Auto loans and leases	8,525	1	(246)	(2,403)	256	-	6,133	-
Home equity loans	1,677	1	40	48	113	(1,767)	112	(5)
Other asset-backed securities	2,308	51	(19)	903	1,057	(1,150)	3,150	(12)
Total asset-backed securities	12,510	53	(225)	(1,452)	1,426	(2,917)	9,395	(17)
Other debt securities	77	(15)	11	12	-	-	85	-
Total debt securities	20,380	246	396	2,833	2,378	(6,741)	19,492	(40)(3)
Marketable equity securities:								
Perpetual preferred securities	2,305	100	(31)	6	80	(26)	2,434	-
Other marketable equity securities	88	-	5	(21)	14	(54)	32	-
Total marketable equity securities	2,393	100	(26)	(15)	94	(80)	2,466	- (4)
Total securities available for sale	22,773	346	370	2,818	2,472	(6,821)	21,958	(40)
Mortgages held for sale	3,523	43	-	(253)	380	(388)	3,305	39 (5)
Loans	-	55	-	(112)	1,035	(669)	309	55 (5)
Mortgage servicing rights	16,004	(5,511)	-	4,092	-	(118)	14,467	(2,957)(5)
Net derivative assets and liabilities:								
Interest rate contracts	(114)	3,514	-	(3,482)	159	-	77	(266)
Commodity contracts	-	(1)	-	-	-	-	(1)	(1)
Equity contracts	(344)	(104)	-	169	-	54	(225)	(19)
Foreign exchange contracts	(1)	21	-	(11)	-	-	9	-
Credit contracts	(330)	(675)	-	(18)	6	-	(1,017)	(644)
Other derivative contracts	(43)	4	-	4	-	-	(35)	-
Total derivative contracts	(832)	2,759	-	(3,338)	165	54	(1,192)	(930)(6)
Other assets	1,373	29	-	(103)	4	(989)	314	(38)(2)
Short sale liabilities (corporate debt securities)	(26)	(2)	-	(37)	-	65	-	- (2)
Other liabilities (excluding derivatives)	(10)	(55)	-	94	(1,038)	665	(344)	(58)(5)

(1) Represents only net gains (losses) that are due to changes in economic conditions and management's estimates of fair value and excludes changes due to the collection/realization of cash flows over time.
(2) Included in trading activities and other noninterest income in the income statement.
(3) Included in debt securities available for sale in the income statement.
(4) Included in equity investments in the income statement.
(5) Included in mortgage banking and other noninterest income in the income statement.
(6) Included in mortgage banking, trading activities and other noninterest income in the income statement.

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of our Level 3 assets and liabilities measured at fair value on a recurring basis for which we use an internal model.

The significant unobservable inputs for Level 3 assets and liabilities that are valued using fair values obtained from third party vendors are not included in the table as the specific inputs applied are not provided by the vendor (see discussion regarding vendor-developed valuations within the "Level 3 Asset and

Liabilities Valuation Processes" section previously within this Note). In addition, the table excludes the valuation techniques and significant unobservable inputs for certain classes of Level 3 assets and liabilities measured using an internal model that we consider, both individually and in the aggregate, insignificant relative to our overall Level 3 assets and liabilities. We made this determination based upon an evaluation of each class which considered the magnitude of the positions, nature of the unobservable inputs and potential for significant changes in fair value due to changes in those inputs.

($ in millions, except cost to service amounts)	Fair Value Level 3	Valuation Technique(s)	Significant Unobservable Input	Range of Inputs		Weighted Average (1)
December 31, 2012						
Trading and available for sale securities:						
Securities of U.S. states and political subdivisions:						
Government, healthcare and other revenue bonds	$ 3,081	Discounted cash flow	Discount rate	0.5 - 4.8	%	1.8
Auction rate securities	596	Discounted cash flow	Discount rate	2.0 - 12.9		4.4
			Weighted average life	3.0 - 7.5	yrs	3.4
Collateralized debt obligations (2)	1,423	Market comparable pricing	Comparability adjustment	(22.5) - 24.7	%	3.5
	12,507	Vendor priced				
Asset-backed securities:						
Auto loans and leases	5,921	Discounted cash flow	Default rate	2.1 - 9.7		3.2
			Discount rate	0.6 - 1.6		1.0
			Loss severity	50.0 - 66.6		51.8
			Prepayment rate	0.6 - 0.9		0.7
Other asset-backed securities:						
Dealer floor plan	1,030	Discounted cash flow	Discount rate	0.5 - 2.2		1.9
Diversified payment rights (3)	639	Discounted cash flow	Discount rate	1.0 - 2.9		1.8
Other commercial and consumer	1,665 (4)	Discounted cash flow	Discount rate	0.6 - 6.8		2.7
			Weighted average life	1.0 - 7.5	yrs	2.9
	87	Vendor priced				
Marketable equity securities: perpetual preferred	794 (5)	Discounted cash flow	Discount rate	4.3 - 9.3	%	6.3
			Weighted average life	1.0 - 7.0	yrs	5.3
Mortgages held for sale (residential)	3,250	Discounted cash flow	Default rate	0.6 - 14.8	%	5.5
			Discount rate	3.4 - 7.5		5.4
			Loss severity	1.3 - 35.3		26.4
			Prepayment rate	1.0 - 11.0		6.2
Loans	6,021 (6)	Discounted cash flow	Discount rate	2.4 - 2.8		2.6
			Prepayment rate	1.6 - 44.4		11.6
			Utilization rate	0.0 - 2.0		0.8
Mortgage servicing rights (residential)	11,538	Discounted cash flow	Cost to service per loan (7)	$ 90 - 854		219
			Discount rate	6.7 - 10.9	%	7.4
			Prepayment rate (8)	7.3 - 23.7		15.7
Net derivative assets and (liabilities):						
Interest rate contracts	162	Discounted cash flow	Default rate	0.0 - 20.0		5.4
			Loss severity	45.8 - 83.2		51.6
			Prepayment rate	7.4 - 15.6		14.9
Interest rate contracts: derivative loan commitments	497	Discounted cash flow	Fall-out factor	1.0 - 99.0		22.9
			Initial-value servicing	(13.7) - 137.2	bps	85.6
Equity contracts	(122)	Option model	Correlation factor	(43.6) - 94.5	%	50.3
			Volatility factor	3.0 - 68.9		26.5
Credit contracts	(1,157)	Market comparable pricing	Comparability adjustment	(34.4) - 30.5		0.1
	8	Option model	Credit spread	0.1 - 14.0		2.0
			Loss severity	16.5 - 87.5		52.3
Insignificant Level 3 assets, net of liabilities	835 (9)					
Total level 3 assets, net of liabilities	$ 48,775 (10)					

(1) Weighted averages are calculated using outstanding unpaid principal balance for cash instruments such as loans and securities, and notional amounts for derivative instruments.
(2) Includes $13.3 billion of collateralized loan obligations.
(3) Securities backed by specified sources of current and future receivables generated from foreign originators.
(4) Consists primarily of investments in asset-backed securities that are revolving in nature, in which the timing of advances and repayments of principal are uncertain.
(5) Consists of auction rate preferred equity securities with no maturity date that are callable by the issuer.
(6) Consists predominantly of reverse mortgage loans securitized with GNMA which were accounted for as secured borrowing transactions.
(7) The high end of the range of inputs is for servicing modified loans. For non-modified loans the range is $90 - $437.
(8) Includes a blend of prepayment speeds and expected defaults. Prepayment speeds are influenced by mortgage interest rates as well as our estimation of drivers of borrower behavior.
(9) Represents the aggregate amount of Level 3 assets and liabilities measured at fair value on a recurring basis that are individually and in the aggregate insignificant. The amount includes corporate debt securities, mortgage-backed securities, asset-backed securities backed by home equity loans, other marketable equity securities, other assets, other liabilities and certain net derivative assets and liabilities, such as commodity contracts, foreign exchange contracts and other derivative contracts.
(10) Consists of total Level 3 assets of $51.9 billion and total Level 3 liabilities of $3.1 billion, before netting of derivative balances.

The valuation techniques used for our Level 3 assets and liabilities, as presented in the previous table, are described as follows:

- Discounted cash flow - Discounted cash flow valuation techniques generally consist of developing an estimate of future cash flows that are expected to occur over the life of an instrument and then discounting those cash flows at a rate of return that results in the fair value amount.
- Option model - Option model valuation techniques are generally used for instruments in which the holder has a contingent right or obligation based on the occurrence of a future event, such as the price of a referenced asset going above or below a predetermined strike price. Option models estimate the likelihood of the specified event occurring by incorporating assumptions such as volatility estimates, price of the underlying instrument and expected rate of return.
- Market comparable pricing - Market comparable pricing valuation techniques are used to determine the fair value of certain instruments by incorporating known inputs such as recent transaction prices, pending transactions, or prices of other similar investments which require significant adjustment to reflect differences in instrument characteristics.
- Vendor-priced – Prices obtained from third party pricing vendors or brokers that are used to record the fair value of the asset or liability, of which the related valuation technique and significant unobservable inputs are not provided.

Significant unobservable inputs presented in the previous table are those we consider significant to the fair value of the Level 3 asset or liability. We consider unobservable inputs to be significant, if by their exclusion, the fair value of the Level 3 asset or liability would be impacted by a predetermined percentage change or based on qualitative factors such as nature of the instrument, type of valuation technique used, and the significance of the unobservable inputs relative to other inputs used within the valuation. Following is a description of the significant unobservable inputs provided in the table.

- Comparability adjustment – is an adjustment made to observed market data such as a transaction price in order to reflect dissimilarities in underlying collateral, issuer, rating, or other factors used within a market valuation approach, expressed as a percentage of an observed price.
- Correlation factor - is the likelihood of one instrument changing in price relative to another based on an established relationship expressed as a percentage of relative change in price over a period over time.
- Cost to service - is the expected cost per loan of servicing a portfolio of loans which includes estimates for unreimbursed expenses (including delinquency and foreclosure costs) that may occur as a result of servicing such loan portfolios.
- Credit spread – is the portion of the interest rate in excess of a benchmark interest rate, such as LIBOR or U.S. Treasury rates, that when applied to an investment captures changes in the obligor's creditworthiness.
- Default rate – is an estimate of the likelihood of not collecting contractual amounts owed expressed as a constant default rate (CDR).
- Discount rate – is a rate of return used to present value the future expected cash flow to arrive at the fair value of an instrument. The discount rate consists of a benchmark rate component and a risk premium component. The benchmark rate component, for example, LIBOR or U.S. Treasury rates, is generally observable within the market and is necessary to appropriately reflect the time value of money. The risk premium component reflects the amount of compensation market participants require due to the uncertainty inherent in the instruments' cash flows resulting from risks such as credit and liquidity.
- Fall-out factor - is the expected percentage of loans associated with our interest rate lock commitment portfolio that are likely of not funding.
- Initial-value servicing - is the estimated value of the underlying loan, including the value attributable to the embedded servicing right, expressed in basis points of outstanding unpaid principal balance.
- Loss severity – is the percentage of contractual cash flows lost in the event of a default.
- Prepayment rate – is the estimated rate at which forecasted prepayments of principal of the related loan or debt instrument are expected to occur, expressed as a constant prepayment rate (CPR).
- Utilization rate – is the estimated rate in which incremental portions of existing reverse mortgage credit lines are expected to be drawn by borrowers, expressed as an annualized rate.
- Volatility factor – is the extent of change in price an item is estimated to fluctuate over a specified period of time expressed as a percentage of relative change in price over a period over time.
- Weighted average life – is the weighted average number of years an investment is expected to remain outstanding, based on its expected cash flows reflecting the estimated date the issuer will call or extend the maturity of the instrument or otherwise reflecting an estimate of the timing of an instrument's cash flows whose timing is not contractually fixed.

Significant Recurring Level 3 Fair Value Asset and Liability Input Sensitivity

We generally use discounted cash flow or similar internal modeling techniques to determine the fair value of our Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

SECURITIES, LOANS and MORTGAGES HELD FOR SALE The fair values of predominantly all Level 3 trading securities, mortgages held for sale, loans and securities available for sale have consistent inputs, valuation techniques and correlation to changes in underlying inputs. The internal models used to determine fair value for these Level 3 instruments use certain significant unobservable inputs within a discounted cash flow or market comparable pricing valuation technique. Such inputs include discount rate, prepayment rate, default rate, loss severity, utilization rate and weighted average life.

These Level 3 assets would decrease (increase) in value based upon an increase (decrease) in discount rate, default rate, loss severity, or weighted average life inputs. Conversely, the fair value of these Level 3 assets would generally increase (decrease) in value if the prepayment rate input were to increase (decrease) or if the utilization rate input were to increase (decrease).

Generally, a change in the assumption used for default rate is accompanied by a directionally similar change in the risk premium component of the discount rate (specifically, the portion related to credit risk) and a directionally opposite change in the assumption used for prepayment rates. Unobservable inputs for loss severity, utilization rate and weighted average life do not increase or decrease based on movements in the other significant unobservable inputs for these Level 3 assets.

DERIVATIVE INSTRUMENTS Level 3 derivative instruments are valued using market comparable pricing, option pricing and discounted cash flow valuation techniques. We utilize certain unobservable inputs within these techniques to determine the fair value of the Level 3 derivative instruments. The significant unobservable inputs consist of credit spread, a comparability adjustment, prepayment rate, default rate, loss severity, initial value servicing, fall-out factor, volatility factor, and correlation factor.

Level 3 derivative assets (liabilities) would decrease (increase) in value upon an increase (decrease) in default rate, fall-out factor, credit spread or loss severity inputs. Conversely, Level 3 derivative assets (liabilities) would increase (decrease) in value upon an increase (decrease) in prepayment rate, initial-value servicing or volatility factor inputs. The correlation factor and comparability adjustment inputs may have a positive or negative impact on the fair value of these derivative instruments depending on the change in value of the item the correlation factor and comparability adjustment is referencing. The correlation factor and comparability adjustment is considered independent from movements in other significant unobservable inputs for derivative instruments.

Generally, for derivative instruments for which we are subject to changes in the value of the underlying referenced instrument, change in the assumption used for default rate is accompanied by directionally similar change in the risk premium component of the discount rate (specifically, the portion related to credit risk) and a directionally opposite change in the assumption used for prepayment rates. Unobservable inputs for loss severity, fall-out factor, initial-value servicing, and volatility do not increase or decrease based on movements in other significant unobservable inputs for these Level 3 instruments.

MORTGAGE SERVICING RIGHTS We use a discounted cash flow valuation technique to determine the fair value of Level 3 mortgage servicing rights. These models utilize certain significant unobservable inputs including prepayment rate, discount rate and costs to service. An increase in any of these unobservable inputs will reduce the fair value of the mortgage servicing rights and alternatively, a decrease in any one of these inputs would result in the mortgage servicing rights increasing in value. Generally, a change in the assumption used for the default rate is accompanied by a directionally similar change in the assumption used for cost to service and a directionally opposite change in the assumption used for prepayment. The sensitivity of our residential MSRs is discussed further in Note 8.

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

We may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from application of LOCOM accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis in 2012 and 2011 that were still held in the balance sheet at each respective period end, the following table provides the fair value hierarchy and the fair value of the related individual assets or portfolios at period end.

	December 31, 2012				December 31, 2011			
(in millions)	**Level 1**	**Level 2**	**Level 3**	**Total**	Level 1	Level 2	Level 3	Total
Mortgages held for sale (LOCOM) (1)	$ **-**	**1,509**	**1,045**	**2,554**	-	1,019	1,166	2,185
Loans held for sale	**-**	**4**	**-**	**4**	-	86	-	86
Loans:								
Commercial	**-**	**1,507**	**-**	**1,507**	-	1,501	13	1,514
Consumer (2)	**-**	**5,889**	**4**	**5,893**	-	4,163	4	4,167
Total loans (3)	**-**	**7,396**	**4**	**7,400**	-	5,664	17	5,681
Mortgage servicing rights (amortized)	**-**	**-**	**-**	**-**	-	-	293	293
Other assets (4)	**-**	**989**	**144**	**1,133**	-	537	67	604

(1) Predominantly real estate 1-4 family first mortgage loans.
(2) The December 31, 2012, amount includes fair value of $2.0 billion for consumer loans that were written down in accordance with OCC guidance issued in third quarter 2012.
(3) Represents carrying value of loans for which adjustments are based on the appraised value of the collateral.
(4) Includes the fair value of foreclosed real estate and other collateral owned that were measured at fair value subsequent to their initial classification as foreclosed assets.

The following table presents the increase (decrease) in value of certain assets that are measured at fair value on a nonrecurring basis for which a fair value adjustment has been recognized in the periods presented.

	Year ended December 31,	
(in millions)	**2012**	2011
Mortgages held for sale (LOCOM)	$ **37**	29
Loans held for sale	**1**	22
Loans:		
Commercial	**(795)**	(1,043)
Consumer (1)	**(4,989)**	(4,905)
Total loans	**(5,784)**	(5,948)
Mortgage servicing rights (amortized)	**-**	(34)
Other assets (2)	**(316)**	(256)
Total	$ **(6,062)**	(6,187)

(1) Represents write-downs of loans based on the appraised value of the collateral. The year ended December 31, 2012, includes $888 million resulting from consumer loans written down in accordance with OCC guidance issued in third quarter 2012.
(2) Includes the losses on foreclosed real estate and other collateral owned that were measured at fair value subsequent to their initial classification as foreclosed assets.

The table below provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of our Level 3 assets and liabilities measured at fair value on a nonrecurring basis for which we use an internal model.

We have excluded from the table classes of Level 3 assets and liabilities measured using an internal model that we consider, both individually and in the aggregate, insignificant relative to our overall Level 3 nonrecurring measurements. We made this determination based upon an evaluation of each class which considered the magnitude of the positions, nature of the unobservable inputs and potential for significant changes in fair value due to changes in those inputs.

($ in millions)		Fair Value Level 3	Valuation Technique(s) (1)	Significant Unobservable Inputs (1)	Range of inputs	Weighted Average (2)
December 31, 2012						
Residential mortgages held for sale (LOCOM)	$	1,045 (3)	Discounted cash flow	Default rate (4)	2.9 - 21.2 %	7.9 %
				Discount rate	4.1 - 11.9	10.9
				Loss severity	2.0 - 45.0	6.0
				Prepayment rate (5)	1.0 - 100.0	66.7
Insignificant level 3 assets		148				
Total		1,193				

(1) Refer to the narrative following the recurring quantitative Level 3 table of this Note for a definition of the valuation technique(s) and significant unobservable inputs.
(2) Weighted averages are calculated using outstanding unpaid principal balance of the loans.
(3) Consists of approximately $942 million government insured/guaranteed loans purchased from GNMA-guaranteed mortgage securitization and $103 million of other mortgage loans which are not government insured/guaranteed.
(4) Applies only to non-government insured/guaranteed loans.
(5) Includes the impact on prepayment rate of expected defaults for the government insured/guaranteed loans, which impacts the frequency and timing of early resolution of loans.

Alternative Investments

The following table summarizes our investments in various types of funds, which are included in trading assets, securities available for sale and other assets. We use the funds' net asset values (NAVs) per share as a practical expedient to measure fair value on recurring and nonrecurring bases. The fair values presented in the table are based upon the funds' NAVs or an equivalent measure.

(in millions)		Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
December 31, 2012					
Offshore funds	**$**	**379**	**-**	**Daily - Annually**	**1 - 180 days**
Funds of funds		**1**	**-**	**Quarterly**	**90 days**
Hedge funds		**2**	**-**	**Daily - Annually**	**5 - 95 days**
Private equity funds		**807**	**195**	**N/A**	**N/A**
Venture capital funds		**82**	**21**	**N/A**	**N/A**
Total	**$**	**1,271**	**216**		
December 31, 2011					
Offshore funds	$	352	-	Daily - Annually	1 - 180 days
Funds of funds		1	-	Quarterly	90 days
Hedge funds		22	-	Daily - Annually	5 - 95 days
Private equity funds		976	240	N/A	N/A
Venture capital funds		83	28	N/A	N/A
Total	$	1,434	268		

N/A - Not applicable

Offshore funds primarily invest in investment grade European fixed-income securities. Redemption restrictions are in place for these investments with a fair value of $189 million and $200 million at December 31, 2012 and 2011, respectively, due to lock-up provisions that will remain in effect until October 2015.

Private equity funds invest in equity and debt securities issued by private and publicly-held companies in connection with leveraged buyouts, recapitalizations and expansion opportunities. Substantially all of these investments do not allow redemptions. Alternatively, we receive distributions as the underlying assets of the funds liquidate, which we expect to occur over the next eight years.

Venture capital funds invest in domestic and foreign companies in a variety of industries, including information technology, financial services and healthcare. These investments can never be redeemed with the funds. Instead, we receive distributions as the underlying assets of the fund liquidate, which we expect to occur over the next five years.

Fair Value Option

We measure MHFS at fair value for prime MHFS originations for which an active secondary market and readily available market prices exist to reliably support fair value pricing models used for these loans. Loan origination fees on these loans are recorded when earned, and related direct loan origination costs are recognized when incurred. We also measure at fair value certain of our other interests held related to residential loan sales and securitizations. We believe fair value measurement for prime MHFS and other interests held, which we hedge with free-standing derivatives (economic hedges) along with our MSRs measured at fair value, reduces certain timing differences and better matches changes in the value of these assets with changes in the value of derivatives used as economic hedges for these assets.

We elected to measure certain LHFS portfolios at fair value in conjunction with customer accommodation activities, to better align the measurement basis of the assets held with our management objectives given the trading nature of these portfolios. In addition, we elected to measure at fair value certain letters of credit that are hedged with derivative instruments to better reflect the economics of the transactions. These letters of credit are included in trading account assets or liabilities.

Loans that we measure at fair value consist predominantly of reverse mortgage loans previously transferred under a GNMA reverse mortgage securitization program accounted for as a secured borrowing. Before the transfer, they were classified as MHFS measured at fair value and, as such, remain carried on our balance sheet under the fair value option.

Similarly, we may elect fair value option for the assets and liabilities of certain consolidated VIEs. This option is generally elected for newly consolidated VIEs for which predominantly all of our interests, prior to consolidation, are carried at fair value with changes in fair value recorded to earnings. Accordingly, such an election allows us to continue fair value accounting through earnings for those interests and eliminate income statement mismatch otherwise caused by differences in the measurement basis of the consolidated VIEs assets and liabilities.

The following table reflects the differences between fair value carrying amount of certain assets and liabilities for which we have elected the fair value option and the contractual aggregate unpaid principal amount at maturity.

		December 31, 2012			December 31, 2011		
(in millions)		**Fair value carrying amount**	**Aggregate unpaid principal**	**Fair value carrying amount less aggregate unpaid principal**	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Mortgages held for sale:							
Total loans	$	**42,305**	**41,183**	**1,122 (1)**	44,791	43,687	1,104 (1)
Nonaccrual loans		**309**	**655**	**(346)**	265	584	(319)
Loans 90 days or more past due and still accruing		**49**	**64**	**(15)**	44	56	(12)
Loans held for sale:							
Total loans		**6**	**10**	**(4)**	1,176	1,216	(40)
Nonaccrual loans		**2**	**6**	**(4)**	25	39	(14)
Loans:							
Total loans		**6,206**	**5,669**	**537**	5,916	5,441	475
Nonaccrual loans		**89**	**89**	**-**	32	32	-
Long-term debt		**(1)**	**(1,157)**	**1,156 (2)**	-	-	-

(1) The difference between fair value carrying amount and aggregate unpaid principal includes changes in fair value recorded at and subsequent to funding, gains and losses on the related loan commitment prior to funding, and premiums on acquired loans.

(2) Represents collateralized, non-recourse debt securities issued by certain of our consolidated securitization VIEs that are held by third party investors. To the extent cash flows from the underlying collateral are not sufficient to pay the unpaid principal amount of the debt, those third party investors absorb losses.

The assets and liabilities accounted for under the fair value option are initially measured at fair value. Gains and losses from initial measurement and subsequent changes in fair value are recognized in earnings. The changes in fair value related to initial measurement and subsequent changes in fair value included in earnings for these assets and liabilities measured at fair value are shown, by income statement line item, below.

	2012			2011			2010		
(in millions)	Mortgage banking noninterest income	Net gains (losses) from trading activities	Other noninterest income	Mortgage banking noninterest income	Net gains (losses) from trading activities	Other noninterest income	Mortgage banking noninterest income	Net gains (losses) from trading activities	Other noninterest income
Year ended December 31,									
Mortgages held for sale	$ 8,240	-	1	6,084	-	-	6,512	-	-
Loans held for sale	-	-	21	-	-	32	-	-	24
Loans	-	-	63	13	-	80	55	-	-
Long-term debt	-	-	(27)	(11)	-	-	(48)	-	-
Other interests held	-	(42)	34	-	(25)	-	-	(13)	-

For performing loans, instrument-specific credit risk gains or losses were derived principally by determining the change in fair value of the loans due to changes in the observable or implied credit spread. Credit spread is the market yield on the loans less the relevant risk-free benchmark interest rate. In recent years spreads have been significantly affected by the lack of liquidity in the secondary market for mortgage loans. For nonperforming loans, we attribute all changes in fair value to instrument-specific credit risk. The following table shows the estimated gains and losses from earnings attributable to instrument-specific credit risk related to assets accounted for under the fair value option.

	Year ended December 31,		
(in millions)	2012	2011	2010
Gains (losses) attributable to instrument-specific credit risk:			
Mortgages held for sale	$ (124)	(144)	(28)
Loans held for sale	21	32	24
Total	$ (103)	(112)	(4)

Disclosures about Fair Value of Financial Instruments

The table below is a summary of fair value estimates for financial instruments, excluding financial instruments recorded at fair value on a recurring basis as they are included within the Assets and Liabilities Recorded at Fair Value on a Recurring Basis table included earlier in this Note. The carrying amounts in the following table are recorded in the balance sheet under the indicated captions.

We have not included assets and liabilities that are not financial instruments in our disclosure, such as the value of the long-term relationships with our deposit, credit card and trust customers, amortized MSRs, premises and equipment, goodwill and other intangibles, deferred taxes and other liabilities. The total of the fair value calculations presented does not represent, and should not be construed to represent, the underlying value of the Company.

	December 31, 2012					December 31, 2011	
		Estimated fair value					
(in millions)	Carrying amount	Level 1	Level 2	Level 3	Total	Carrying amount	Estimated fair value
Financial assets							
Cash and due from banks (1)	$ 21,860	21,860	-	-	21,860	19,440	19,440
Federal funds sold, securities purchased under resale agreements and other short-term investments (1)	137,313	5,046	132,267	-	137,313	44,367	44,367
Mortgages held for sale (2)	4,844	-	3,808	1,045	4,853	3,566	3,566
Loans held for sale (2)	104	-	83	29	112	162	176
Loans, net (3)	763,968	-	56,237	716,114	772,351	731,308	723,867
Nonmarketable equity investments (cost method)	6,799	-	2	8,229	8,231	8,061	8,490
Financial liabilities							
Deposits	1,002,835	-	946,922	57,020	1,003,942	920,070	921,803
Short-term borrowings (1)	57,175	-	57,175	-	57,175	49,091	49,091
Long-term debt (4)	127,366	-	119,220	11,063	130,283	125,238	126,484

(1) Amounts consist of financial instruments in which carrying value approximates fair value.

(2) Balance reflects MHFS and LHFS, as applicable, other than those MHFS and LHFS for which election of the fair value option was made.

(3) Loans exclude balances for which the fair value option was elected and also exclude lease financing with a carrying amount of $12.4 billion and $13.1 billion at December 31, 2012 and 2011, respectively.

(4) The carrying amount and fair value exclude balances for which the fair value option was elected and obligations under capital leases of $12 million and $116 million at December 31, 2012 and 2011, respectively.

Loan commitments, standby letters of credit and commercial and similar letters of credit are not included in the table above. A reasonable estimate of the fair value of these instruments is the carrying value of deferred fees plus the related allowance. This amounted to $586 million and $495 million at December 31, 2012 and 2011, respectively.

Note 18: Preferred Stock

We are authorized to issue 20 million shares of preferred stock and 4 million shares of preference stock, both without par value. Preferred shares outstanding rank senior to common shares both as to dividends and liquidation preference but have no general voting rights. We have not issued any preference shares under this authorization. If issued, preference shares would be limited to one vote per share. Our total issued and outstanding preferred stock includes Dividend Equalization Preferred (DEP) shares and Series I, J, K, L, N and O which are presented in the following two tables, and Employee Stock Ownership Plan (ESOP) Cumulative Convertible Preferred Stock, which is presented in the second table below and the table on the following page.

	December 31,			
	2012		2011	
	Liquidation preference per share	**Shares authorized and designated**	Liquidation preference per share	Shares authorized and designated
DEP Shares				
Dividend Equalization Preferred Shares	**$ 10**	**97,000**	$ 10	97,000
Series G				
7.25% Class A Preferred Stock	**15,000**	**50,000**	15,000	50,000
Series H				
Floating Class A Preferred Stock	**20,000**	**50,000**	20,000	50,000
Series I				
Floating Class A Preferred Stock	**100,000**	**25,010**	100,000	25,010
Series J				
8.00% Non-Cumulative Perpetual Class A Preferred Stock	**1,000**	**2,300,000**	1,000	2,300,000
Series K				
7.98% Fixed-to-Floating Non-Cumulative Perpetual Class A Preferred Stock	**1,000**	**3,500,000**	1,000	3,500,000
Series L				
7.50% Non-Cumulative Perpetual Convertible Class A Preferred Stock	**1,000**	**4,025,000**	1,000	4,025,000
Series N				
5.20% Non-Cumulative Perpetual Class A Preferred Stock	**25,000**	**30,000**	-	-
Series O				
5.125% Non-Cumulative Perpetual Class A Preferred Stock	**25,000**	**27,600**	-	-
Total		**10,104,610**		10,047,010

(in millions, except shares)	**December 31, 2012** Shares issued and outstanding	Par value	Carrying value	Discount	December 31, 2011 Shares issued and outstanding	Par value	Carrying value	Discount
DEP Shares								
Dividend Equalization Preferred Shares	**96,546**	**$ -**	**-**	**-**	96,546	$ -	-	-
Series I (1)								
Floating Class A Preferred Stock	**25,010**	**2,501**	**2,501**	**-**	25,010	2,501	2,501	-
Series J (1)								
8.00% Non-Cumulative Perpetual Class A Preferred Stock	**2,150,375**	**2,150**	**1,995**	**155**	2,150,375	2,150	1,995	155
Series K (1)								
7.98% Fixed-to-Floating Non-Cumulative Perpetual Class A Preferred Stock	**3,352,000**	**3,352**	**2,876**	**476**	3,352,000	3,352	2,876	476
Series L (1)								
7.50% Non-Cumulative Perpetual Convertible Class A Preferred Stock	**3,968,000**	**3,968**	**3,200**	**768**	3,968,000	3,968	3,200	768
Series N (1)								
5.20% Non-Cumulative Perpetual Class A Preferred Stock	**30,000**	**750**	**750**	**-**	-	-	-	-
Series O (1)								
5.125% Non-Cumulative Perpetual Class A Preferred Stock	**26,000**	**650**	**650**	**-**	-	-	-	-
ESOP								
Cumulative Convertible Preferred Stock	**910,934**	**911**	**911**	**-**	858,759	859	859	-
Total	**10,558,865**	**$ 14,282**	**12,883**	**1,399**	10,450,690	$ 12,830	11,431	1,399

(1) Preferred shares qualify as Tier 1 capital.

In August 2012, we issued 30 million Depositary Shares, each representing a 1/1,000th interest in a share of the Non-Cumulative Perpetual Class A Preferred Stock, Series N, for an aggregate public offering price of $750 million.

In November 2012, we issued 26 million Depositary Shares, each representing a 1/1,000th interest in a share of the Non-Cumulative Perpetual Class A Preferred Stock, Series O, for an aggregate public offering price of $650 million.

See Note 8 for additional information on our trust preferred securities. We do not have a commitment to issue Series G or H preferred stock.

ESOP CUMULATIVE CONVERTIBLE PREFERRED STOCK All shares of our ESOP Cumulative Convertible Preferred Stock (ESOP Preferred Stock) were issued to a trustee acting on behalf of the Wells Fargo & Company 401(k) Plan (the 401(k) Plan). Dividends on the ESOP Preferred Stock are cumulative from the date of initial issuance and are payable quarterly at annual rates based upon the year of issuance. Each share of ESOP Preferred Stock released from the unallocated reserve of the 401(k) Plan is converted into shares of our common stock based on the stated value of the ESOP Preferred Stock and the then current market price of our common stock. The ESOP Preferred Stock is also convertible at the option of the holder at any time, unless previously redeemed. We have the option to redeem the ESOP Preferred Stock at any time, in whole or in part, at a redemption price per share equal to the higher of (a) $1,000 per share plus accrued and unpaid dividends or (b) the fair market value, as defined in the Certificates of Designation for the ESOP Preferred Stock.

	Shares issued and outstanding		Carrying value		Adjustable	
	December 31,		December 31,		dividend rate	
(in millions, except shares)	**2012**	2011	**2012**	2011	Minimum	Maximum
ESOP Preferred Stock						
$1,000 liquidation preference per share						
2012	**245,604**	-	$ **246**	-	10.00 %	11.00
2011	**277,263**	370,280	**277**	370	9.00	10.00
2010	**201,011**	231,361	**201**	232	9.50	10.50
2008	**73,434**	89,154	**73**	89	10.50	11.50
2007	**53,768**	68,414	**54**	69	10.75	11.75
2006	**33,559**	46,112	**34**	46	10.75	11.75
2005	**18,882**	30,092	**19**	30	9.75	10.75
2004	**7,413**	17,115	**7**	17	8.50	9.50
2003	**-**	6,231	**-**	6	8.50	9.50
Total ESOP Preferred Stock (1)	**910,934**	858,759	$ **911**	859		
Unearned ESOP shares (2)			$ **(986)**	(926)		

(1) At December 31, 2012 and 2011, additional paid-in capital included $75 million and $67 million, respectively, related to preferred stock.
(2) We recorded a corresponding charge to unearned ESOP shares in connection with the issuance of the ESOP Preferred Stock. The unearned ESOP shares are reduced as shares of the ESOP Preferred Stock are committed to be released.

Note 19: Common Stock and Stock Plans

Common Stock

The following table presents our reserved, issued and authorized shares of common stock at December 31, 2012.

	Number of shares
Dividend reinvestment and common stock purchase plans	4,818,377
Director plans	1,215,481
Stock plans (1)	652,061,838
Convertible securities and warrants	104,944,767
Total shares reserved	763,040,463
Shares issued	5,481,811,474
Shares not reserved	2,755,148,063
Total shares authorized	9,000,000,000

(1) Includes employee options, restricted shares and restricted share rights, 401(k), profit sharing and compensation deferral plans.

At December 31, 2012, we have warrants outstanding and exercisable to purchase 39,109,299 shares of our common stock with an exercise price of $34.01 per share, expiring on October 28, 2018. We purchased 70,210 and 264,972 of these warrants in 2012 and 2011, respectively. These warrants were issued in connection with our participation in the TARP CPP.

Dividend Reinvestment and Common Stock Purchase Plans

Participants in our dividend reinvestment and common stock direct purchase plans may purchase shares of our common stock at fair market value by reinvesting dividends and/or making optional cash payments, under the plan's terms.

Employee Stock Plans

We offer stock-based employee compensation plans as described below. For information on our accounting for stock-based compensation plans, see Note 1.

LONG-TERM INCENTIVE COMPENSATION PLANS Our Long-Term Incentive Compensation Plan (LTICP) provides for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, RSRs, performance share awards and stock awards without restrictions.

During 2012, 2011 and 2010 we granted RSRs and performance shares as our primary long-term incentive awards instead of stock options. Holders of RSRs are entitled to the related shares of common stock at no cost generally over three to five years after the RSRs were granted. Holders of RSRs may be entitled to receive additional RSRs (dividend equivalents) or cash payments equal to the cash dividends that would have been paid had the RSRs been issued and outstanding shares of common stock. RSRs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying RSRs. RSRs generally continue to vest after retirement according to the original vesting schedule. Except in limited circumstances, RSRs are cancelled when employment ends.

Holders of each vested performance share are entitled to the related shares of common stock at no cost. Performance shares continue to vest after retirement according to the original vesting schedule subject to satisfying the performance criteria and other vesting conditions.

Stock options must have an exercise price at or above fair market value (as defined in the plan) of the stock at the date of grant (except for substitute or replacement options granted in connection with mergers or other acquisitions) and a term of no more than 10 years. Except for options granted in 2004 and 2005, which generally vested in full upon grant, options generally become exercisable over three years beginning on the first anniversary of the date of grant. Except as otherwise permitted under the plan, if employment is ended for reasons other than retirement, permanent disability or death, the option exercise period is reduced or the options are cancelled.

Options granted prior to 2004 may include the right to acquire a "reload" stock option. If an option contains the reload feature and if a participant pays all or part of the exercise price of the option with shares of stock purchased in the market or held by the participant for at least six months and, in either case, not used in a similar transaction in the last six months, upon exercise of the option, the participant is granted a new option to purchase at the fair market value of the stock as of the date of the reload, the number of shares of stock equal to the sum of the number of shares used in payment of the exercise price and a number of shares with respect to related statutory minimum withholding taxes. Reload grants are fully vested upon grant and are expensed immediately.

Compensation expense for RSRs and performance shares is based on the quoted market price of the related stock at the grant date. Stock option expense is based on the fair value of the awards at the date of grant. The following table summarizes the major components of stock incentive compensation expense and the related recognized tax benefit.

		Year ended December 31,		
(in millions)		**2012**	2011	2010
RSRs	$	**435**	338	252
Performance shares		**112**	128	66
Stock options		**13**	63	118
Total stock incentive compensation expense	$	**560**	529	436
Related recognized tax benefit	$	**211**	200	165

For various acquisitions and mergers, we converted employee and director stock options of acquired or merged companies into stock options to purchase our common stock based on the terms of the original stock option plan and the agreed-upon exchange ratio. In addition, we converted restricted stock awards into awards that entitle holders to our stock after the vesting conditions are met. Holders receive cash dividends on outstanding awards if provided in the original award.

The total number of shares of common stock available for grant under the plans at December 31, 2012, was 173 million.

***PARTNERSHARES* PLAN** In 1996, we adopted the *PartnerShares®* Stock Option Plan, a broad-based employee stock option plan. It covered full- and part-time employees who generally were not included in the LTICP described above. No options have been granted under the plan since 2002, and as a result of action taken by the Board of Directors on January 22, 2008, no future awards will be granted under the plan. All of our *PartnerShares* Plan grants were fully vested as of December 31, 2007, and no options were outstanding as of December 31, 2012.

Director Awards

Under the LTICP, we grant common stock and options to purchase common stock to non-employee directors elected or re-elected at the annual meeting of stockholders and prorated awards to directors who join the Board at any other time. The stock award vests immediately. Options granted to directors can be exercised after twelve months through the tenth anniversary of the grant date. Options granted prior to 2005 may include the right to acquire a "reload" stock option.

Restricted Share Rights

A summary of the status of our RSRs and restricted share awards at December 31, 2012, and changes during 2012 is in the following table:

	Number	Weighted-average grant-date fair value
Nonvested at January 1, 2012	39,280,129	$ 28.81
Granted	19,766,280	31.49
Vested	(2,620,424)	28.53
Canceled or forfeited	(1,138,648)	29.10
Nonvested at December 31, 2012	55,287,337	29.78

The weighted-average grant date fair value of RSRs granted during 2011 and 2010 was $31.02 and $27.29, respectively.

At December 31, 2012, there was $671 million of total unrecognized compensation cost related to nonvested RSRs. The cost is expected to be recognized over a weighted-average period of 2.9 years. The total fair value of RSRs that vested during 2012, 2011 and 2010 was $89 million, $41 million and $15 million, respectively.

Performance Share Awards

Holders of performance share awards are entitled to the related shares of common stock at no cost subject to the Company's achievement of specified performance criteria over a three-year period ending December 31, 2013, June 30, 2013, and December 31, 2012. Performance share awards are granted at a target number; based on the Company's performance, the number of awards that vest can be adjusted downward to zero and upward to a maximum of either 125% or 150% of target. The awards vest in the quarter after the end of the performance period. For performance share awards whose performance period ended December 31, 2012, the determination of the awards that will vest will occur in the first quarter of 2013, after review of the Company's performance by the Human Resources Committee of the Board of Directors.

A summary of the status of our performance awards at December 31, 2012, and changes during 2012 is in the following table, based on the target amount of awards:

	Number	Weighted-average grant date fair value
Nonvested at January 1, 2012	6,404,965	$ 29.68
Granted	3,889,916	31.44
Nonvested at December 31, 2012	10,294,881	30.35

The weighted-average grant date fair value of performance awards granted during 2011 and 2010 was $31.26 and $27.46, respectively.

At December 31, 2012, there was $89 million of total unrecognized compensation cost related to nonvested performance awards. The cost is expected to be recognized over a weighted-average period of 1.8 years. As of December 31, 2012, no performance shares were vested.

Note 19: Common Stock and Stock Plans *(continued)*

Stock Options

The table below summarizes stock option activity and related information for the stock plans. Options assumed in mergers are included in the activity and related information for Incentive Compensation Plans if originally issued under an employee plan, and in the activity and related information for Director Awards if originally issued under a director plan.

	Number		Weighted-average exercise price	Weighted-average remaining contractual term (in yrs.)		Aggregate intrinsic value (in millions)
Incentive compensation plans						
Options outstanding as of December 31, 2011	271,298,603	$	38.14			
Granted	1,828,758		31.82			
Canceled or forfeited	(11,376,806)		73.59			
Exercised	(58,824,163)		21.78			
Options exercisable and outstanding as of December 31, 2012	202,926,392		40.84	3.7	$	1,119
***PartnerShares* Plan**						
Options outstanding as of December 31, 2011	7,477,472		25.25			
Canceled or forfeited	(606,614)		25.25			
Exercised	(6,870,858)		25.25			
Options outstanding as of December 31, 2012	-		-	-		-
Director awards						
Options outstanding as of December 31, 2011	721,432		29.56			
Granted	82,893		33.82			
Canceled or forfeited	(19,232)		33.41			
Exercised	(197,071)		25.45			
Options exercisable and outstanding as of December 31, 2012	588,022		31.42	3.2		2

As of December 31, 2012, there was no unrecognized compensation cost related to stock options. The total intrinsic value of options exercised during 2012, 2011 and 2010 was $694 million, $246 million and $298 million, respectively.

Cash received from the exercise of stock options for 2012, 2011 and 2010 was $1.5 billion, $554 million and $687 million, respectively.

We do not have a specific policy on repurchasing shares to satisfy share option exercises. Rather, we have a general policy on repurchasing shares to meet common stock issuance requirements for our benefit plans (including share option exercises), conversion of our convertible securities, acquisitions and other corporate purposes. Various factors determine the amount and timing of our share repurchases, including our capital requirements, the number of shares we expect to issue for acquisitions and employee benefit plans, market conditions (including the trading price of our stock), and regulatory and legal considerations. These factors can change at any time, and there can be no assurance as to the number of shares we will repurchase or when we will repurchase them.

The fair value of each option award granted on or after January 1, 2006, is estimated using a Black-Scholes valuation model. The expected term of reload options granted is generally based on the midpoint between the valuation date and the contractual termination date of the original option. Our expected volatilities are based on a combination of the historical volatility of our common stock and implied volatilities for traded options on our common stock. The risk-free rate is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant. Both expected volatility and the risk-free rates are based on a period commensurate with our expected term. The expected dividend is based on a fixed dividend amount.

The following table presents the weighted-average per share fair value of options granted and the assumptions used, based on a Black-Scholes option valuation model. Substantially all of the options granted in the years shown resulted from the reload feature.

		Year ended December 31,		
		2012	2011	2010
Per share fair value of options granted	$	**2.79**	3.78	6.11
Expected volatility		**29.2 %**	32.7	44.3
Expected dividends	$	**0.68**	0.32	0.20
Expected term (in years)		**0.7**	1.0	1.3
Risk-free interest rate		**0.1 %**	0.2	0.6

Employee Stock Ownership Plan

The Wells Fargo & Company 401(k) Plan (401(k) Plan) is a defined contribution plan with an Employee Stock Ownership Plan (ESOP) feature. The ESOP feature enables the 401(k) Plan to borrow money to purchase our preferred or common stock. From 1994 through 2012, with the exception of 2009, we loaned money to the 401(k) Plan to purchase shares of our ESOP preferred stock. As our employer contributions are made to the 401(k) Plan and are used by the 401(k) Plan to make ESOP loan payments, the ESOP preferred stock in the 401(k) Plan is released and converted into our common stock shares. Dividends on the common stock shares allocated as a result of the release and conversion of the ESOP preferred stock reduce retained earnings and the shares are considered outstanding for computing earnings per share. Dividends on the unallocated ESOP preferred stock do not reduce retained earnings, and the shares are not considered to be common stock equivalents for computing earnings per share. Loan principal and interest payments are made from our employer contributions to the 401(k) Plan, along with dividends paid on the ESOP preferred stock. With each principal and interest payment, a portion of the ESOP preferred stock is released and converted to common stock shares, which are allocated to the 401(k) Plan participants and invested in the Wells Fargo ESOP Fund within the 401(k) Plan.

The balance of common stock and unreleased preferred stock held in the Wells Fargo ESOP Fund, the fair value of unreleased ESOP preferred stock and the dividends on allocated shares of common stock and unreleased ESOP preferred stock paid to the 401(k) Plan were:

		Shares outstanding December 31,		
(in millions, except shares)		**2012**	2011	2010
Allocated shares (common)		**136,821,035**	131,046,406	118,901,327
Unreleased shares (preferred)		**910,934**	858,759	618,382
Fair value of unreleased ESOP preferred shares	$	**911**	859	618
		Dividends paid Year ended December 31,		
		2012	2011	2010
Allocated shares (common)	$	**117**	60	23
Unreleased shares (preferred)		**115**	95	76

Deferred Compensation Plan for Independent Sales Agents

WF Deferred Compensation Holdings, Inc. is a wholly-owned subsidiary of the Parent formed solely to sponsor a deferred compensation plan for independent sales agents who provide investment, financial and other qualifying services for or with respect to participating affiliates.

The Nonqualified Deferred Compensation Plan for Independent Contractors, which became effective January 1, 2002, allows participants to defer all or part of their eligible compensation payable to them by a participating affiliate. The Parent has fully and unconditionally guaranteed the deferred compensation obligations of WF Deferred Compensation Holdings, Inc. under the plan.

Note 20: Employee Benefits and Other Expenses

Pension and Postretirement Plans

We sponsor a noncontributory qualified defined benefit retirement plan, the Wells Fargo & Company Cash Balance Plan (Cash Balance Plan), which covers eligible employees of Wells Fargo. Benefits accrued under the Cash Balance Plan were frozen effective July 1, 2009.

Prior to July 1, 2009, eligible employees' Cash Balance Plan accounts were allocated a compensation credit based on a percentage of their qualifying compensation. The compensation credit percentage was based on age and years of credited service. The freeze discontinues the allocation of compensation credits after June 30, 2009. Investment credits continue to be allocated to participants based on their accumulated balances.

We did not make a contribution to our Cash Balance Plan in 2012. We do not expect that we will be required to make a contribution to the Cash Balance Plan in 2013; however, this is dependent on the finalization of the actuarial valuation in 2013. Our decision of whether to make a contribution in 2013 will be based on various factors including the actual investment performance of plan assets during 2013. Given these uncertainties, we cannot estimate at this time the amount, if any, that we will contribute in 2013 to the Cash Balance Plan. For the nonqualified pension plans and postretirement benefit plans, there is no minimum required contribution beyond the amount needed to fund benefit payments; we may contribute more to our postretirement benefit plans dependent on various factors.

We provide health care and life insurance benefits for certain retired employees and reserve the right to terminate, modify or amend any of the benefits at any time.

The information set forth in the following tables is based on current actuarial reports using the measurement date of December 31 for our pension and postretirement benefit plans.

The changes in the projected benefit obligation of pension benefits and the accumulated postretirement benefit obligation of other benefits and the fair value of plan assets, the funded status and the amounts recognized in the balance sheet were:

							December 31,
				2012			2011
		Pension benefits			Pension benefits		
(in millions)		**Qualified**	**Non-qualified**	**Other benefits**	Qualified	Non-qualified	Other benefits
Change in benefit obligation:							
Benefit obligation at beginning of year	$	**10,634**	**691**	**1,304**	10,337	693	1,398
Service cost		**3**	**-**	**11**	6	1	13
Interest cost		**514**	**32**	**60**	520	34	71
Plan participants' contributions		**-**	**-**	**80**	-	-	88
Actuarial loss (gain)		**1,242**	**62**	**(23)**	501	33	(105)
Benefits paid		**(725)**	**(66)**	**(147)**	(726)	(70)	(171)
Medicare Part D subsidy		**-**	**-**	**11**	-	-	10
Curtailment		**-**	**-**	**(3)**	(3)	-	-
Amendments		**1**	**-**	**-**	-	-	-
Liability transfer		**47**	**-**	**-**	-	-	-
Foreign exchange impact		**1**	**-**	**-**	(1)	-	-
Benefit obligation at end of year		**11,717**	**719**	**1,293**	10,634	691	1,304
Change in plan assets:							
Fair value of plan assets at beginning of year		**9,061**	**-**	**640**	9,639	-	697
Actual return on plan assets		**1,149**	**-**	**55**	139	-	10
Employer contribution		**9**	**66**	**(3)**	10	70	6
Plan participants' contributions		**-**	**-**	**80**	-	-	88
Benefits paid		**(725)**	**(66)**	**(147)**	(726)	(70)	(171)
Medicare Part D subsidy		**-**	**-**	**11**	-	-	10
Asset transfer		**44**	**-**	**-**	-	-	-
Foreign exchange impact		**1**	**-**	**-**	(1)	-	-
Fair value of plan assets at end of year		**9,539**	**-**	**636**	9,061	-	640
Funded status at end of year	$	**(2,178)**	**(719)**	**(657)**	(1,573)	(691)	(664)
Amounts recognized in the balance sheet at end of year:							
Liabilities	$	**(2,178)**	**(719)**	**(657)**	(1,573)	(691)	(664)

The following table provides information for pension plans with benefit obligations in excess of plan assets.

(in millions)		December 31, 2012	2011
Projected benefit obligation	$	**12,391**	11,325
Accumulated benefit obligation		**12,389**	11,321
Fair value of plan assets		**9,490**	9,061

The components of net periodic benefit cost and other comprehensive income were:

		2012			2011			2010		
		Pension benefits			Pension benefits			Pension benefits		
(in millions)		**Qualified**	**Non-qualified**	**Other benefits**	Qualified	Non-qualified	Other benefits	Qualified	Non-qualified	Other benefits
Service cost	$	**3**	**-**	**11**	6	1	13	5	-	13
Interest cost		**514**	**32**	**60**	520	34	71	554	37	78
Expected return on plan assets		**(652)**	**-**	**(36)**	(759)	-	(41)	(717)	-	(29)
Amortization of net actuarial loss		**131**	**10**	**-**	86	6	-	105	3	1
Amortization of prior service credit		**-**	**-**	**(2)**	-	-	(3)	-	-	(4)
Settlement loss		**2**	**5**	**-**	4	3	-	-	-	-
Curtailment loss (gain)		**-**	**-**	**(3)**	-	-	-	3	-	(4)
Net periodic benefit cost		**(2)**	**47**	**30**	(143)	44	40	(50)	40	55
Other changes in plan assets and benefit obligations recognized in other comprehensive income:										
Net actuarial loss (gain)		**758**	**62**	**(42)**	1,120	33	(74)	(59)	46	(9)
Amortization of net actuarial loss		**(131)**	**(10)**	**-**	(86)	(6)	-	(105)	(3)	(1)
Prior service cost		**(2)**	**-**	**-**	-	-	-	2	-	-
Amortization of prior service credit		**-**	**-**	**2**	-	-	3	-	-	4
Settlement		**(1)**	**(5)**	**-**	(4)	(3)	-	-	-	-
Curtailment		**-**	**-**	**-**	(3)	-	-	(3)	-	4
Translation adjustments		**-**	**-**	**-**	(1)	-	-	-	-	-
Total recognized in other comprehensive income		**624**	**47**	**(40)**	1,026	24	(71)	(165)	43	(2)
Total recognized in net periodic benefit cost and other comprehensive income	$	**622**	**94**	**(10)**	883	68	(31)	(215)	83	53

Header note: all years are as of December 31.

Note 20: Employee Benefits and Other Expenses *(continued)*

Amounts recognized in accumulated OCI (pre tax) consist of:

					December 31,	
			2012			2011
	Pension benefits			Pension benefits		
(in millions)	**Qualified**	**Non-qualified**	**Other benefits**	Qualified	Non-qualified	Other benefits
Net actuarial loss	**$ 3,323**	**184**	**19**	2,699	137	61
Net prior service credit	**(2)**	**-**	**(25)**	-	-	(27)
Net transition obligation	**-**	**-**	**1**	-	-	1
Total	**$ 3,321**	**184**	**(5)**	2,699	137	35

The net actuarial loss for the defined benefit pension plans and other post retirement plans that will be amortized from accumulated OCI into net periodic benefit cost in 2013 is $182 million. The net prior service credit for the defined benefit pension plans and other post retirement plans that will be amortized from accumulated OCI into net periodic benefit cost in 2013 is $2 million.

Plan Assumptions

For the years ended December 31, 2012 and 2011, the weighted-average discount rate used to estimate the projected benefit obligation for pension benefits (qualified and nonqualified) was 4.00% and 5.00%, respectively, and for other postretirement benefits was 3.75% and 4.75%, respectively. For additional information on our pension accounting assumptions, see Note 1.

The weighted-average assumptions used to determine the net periodic benefit cost were:

						December 31,
		2012		2011		2010
	Pension benefits (1)	**Other benefits**	Pension benefits (1)	Other benefits	Pension benefits (1)	Other benefits
Discount rate	**5.00 %**	**4.75**	5.25	5.25	5.75	5.75
Expected return on plan assets	**7.50**	**6.00**	8.25	6.00	8.25	8.25

(1) Includes both qualified and nonqualified pension benefits.

To account for postretirement health care plans we use health care cost trend rates to recognize the effect of expected changes in future health care costs due to medical inflation, utilization changes, new technology, regulatory requirements and Medicare cost shifting. In determining the end of year benefit obligation we assume a range of average annual increases of approximately 7.00% and 8.75%, dependent on plan type, for health care costs in 2013. These rates are assumed to trend down 0.25% per year until the trend rate reaches an ultimate rate of 5.00% in 2020 through 2028, dependent on plan type. The 2012 periodic benefit cost was determined using initial annual trend rates of 7.75%. These rates were assumed to decrease 0.25% per year until they reached ultimate rates of 5.00% in 2023. Increasing the assumed health care trend by one percentage point in each year would increase the benefit obligation as of December 31, 2012, by $58 million and the total of the interest cost and service cost components of the net periodic benefit cost for 2012 by $3 million. Decreasing the assumed health care trend by one percentage point in each year would decrease the benefit obligation as of December 31, 2012, by $52 million and the total of the interest cost and service cost components of the net periodic benefit cost for 2012 by $2 million.

Investment Strategy and Asset Allocation

We seek to achieve the expected long-term rate of return with a prudent level of risk given the benefit obligations of the pension plans and their funded status. Our overall investment strategy is designed to provide our Cash Balance Plan with a balance of long-term growth opportunities and short-term benefit strategies while ensuring that risk is mitigated through diversification across numerous asset classes and various investment strategies. We target the asset allocation for our Cash Balance Plan at a target mix range of 35-55% equities, 35-55% fixed income, and approximately 10% in real estate, venture capital, private equity and other investments. The Employee Benefit Review Committee (EBRC), which includes several members of senior management, formally reviews the investment risk and performance of our Cash Balance Plan on a quarterly basis. Annual Plan liability analysis and periodic asset/liability evaluations are also conducted.

Other benefit plan assets include (1) assets held in a 401(h) trust, which are invested with a target mix of 40-60% for both equities and fixed income, and (2) assets held in the Retiree Medical Plan Voluntary Employees' Beneficiary Association (VEBA) trust, which are invested with a general target asset mix of 20-40% equities and 60-80% fixed income. In addition, the strategy for the VEBA trust assets considers the effect of income taxes by utilizing a combination of variable annuity and low turnover investment strategies. Members of the EBRC formally review the investment risk and performance of these assets on a quarterly basis.

Projected Benefit Payments

Future benefits that we expect to pay under the pension and other benefit plans are presented in the following table. Other benefits payments are expected to be reduced by prescription drug subsidies from the federal government provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

		Pension benefits		Other benefits	
(in millions)		Qualified	Non-qualified	Future benefits	Subsidy receipts
Year ended December 31,					
2013	$	838	74	98	13
2014		813	69	100	14
2015		789	64	103	11
2016		785	64	105	11
2017		782	59	106	11
2018-2022		3,454	274	511	53

Fair Value of Plan Assets

The following table presents the balances of pension plan assets and other benefit plan assets measured at fair value. See Note 17 for fair value hierarchy level definitions.

	Carrying value at year end							
	Pension plan assets				Other benefits plan assets			
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
December 31, 2012								
Cash and cash equivalents	**$ -**	**312**	**-**	**312**	**164**	**23**	**-**	**187**
Long duration fixed income (1)	**545**	**3,124**	**1**	**3,670**	**-**	**-**	**-**	**-**
Intermediate (core) fixed income (2)	**71**	**355**	**-**	**426**	**65**	**116**	**-**	**181**
High-yield fixed income	**5**	**367**	**-**	**372**	**-**	**-**	**-**	**-**
International fixed income	**251**	**112**	**-**	**363**	**-**	**-**	**-**	**-**
Domestic large-cap stocks (3)	**854**	**499**	**-**	**1,353**	**-**	**102**	**-**	**102**
Domestic mid-cap stocks	**283**	**158**	**-**	**441**	**-**	**41**	**-**	**41**
Domestic small-cap stocks (4)	**309**	**15**	**-**	**324**	**-**	**30**	**-**	**30**
International stocks (5)	**578**	**341**	**1**	**920**	**28**	**47**	**-**	**75**
Emerging market stocks	**-**	**538**	**-**	**538**	**-**	**-**	**-**	**-**
Real estate/timber (6)	**100**	**1**	**328**	**429**	**-**	**-**	**-**	**-**
Multi-strategy hedge funds (7)	**-**	**187**	**71**	**258**	**-**	**-**	**-**	**-**
Private equity	**-**	**-**	**145**	**145**	**-**	**-**	**-**	**-**
Other	**-**	**31**	**48**	**79**	**1**	**-**	**22**	**23**
Total plan investments	**$ 2,996**	**6,040**	**594**	**9,630**	**258**	**359**	**22**	**639**
Payable upon return of securities loaned				**(112)**				**(3)**
Net receivables (payables)				**21**				**-**
Total plan assets				**$ 9,539**				**636**
December 31, 2011								
Cash and cash equivalents	$ -	432	-	432	180	33	-	213
Long duration fixed income (1)	376	2,229	1	2,606	13	74	-	87
Intermediate (core) fixed income (2)	88	380	6	474	4	60	-	64
High-yield fixed income	10	366	1	377	-	12	-	12
International fixed income	147	184	-	331	5	6	-	11
Domestic large-cap stocks (3)	1,163	600	2	1,765	39	31	-	70
Domestic mid-cap stocks	364	183	-	547	12	21	-	33
Domestic small-cap stocks (4)	281	10	-	291	9	17	-	26
International stocks (5)	570	349	1	920	19	40	-	59
Emerging market stocks	-	574	-	574	-	19	-	19
Real estate/timber (6)	102	-	355	457	3	-	12	15
Multi-strategy hedge funds (7)	-	-	251	251	-	-	8	8
Private equity	-	-	129	129	-	-	4	4
Other	-	29	46	75	1	1	23	25
Total plan investments	$ 3,101	5,336	792	9,229	285	314	47	646
Payable upon return of securities loaned				(145)				(5)
Net receivables (payables)				(23)				(1)
Total plan assets				$ 9,061				640

(1) This category includes a diversified mix of assets which are being managed in accordance with a duration target of approximately 10 years and an emphasis on corporate credit bonds combined with investments in U.S. Treasury securities and other U.S. agency and non-agency bonds.
(2) This category includes assets that are primarily intermediate duration, investment grade bonds held in investment strategies benchmarked to the Barclays Capital U.S. Aggregate Bond Index. Includes U.S. Treasury securities, agency and non-agency asset-backed bonds and corporate bonds.
(3) This category covers a broad range of investment styles, both active and passive approaches, as well as style characteristics of value, core and growth emphasized strategies. Assets in this category are currently diversified across eight unique investment strategies. For December 31, 2012 and 2011, respectively, approximately 24% and 34% of the assets within this category are passively managed to popular mainstream market indexes including the Standard & Poor's 500 Index; excluding the allocation to the S&P 500 Index strategy, no single investment manager represents more than 2.5% of total plan assets.
(4) This category consists of a highly diversified combination of four distinct investment management strategies with no single strategy representing more than 2% of total plan assets. Allocations in this category are primarily spread across actively managed approaches with distinct value and growth emphasized approaches in fairly equal proportions.
(5) This category includes assets diversified across six unique investment strategies providing exposure to companies based primarily in developed market, non-U.S. countries with no single strategy representing more than 2.5% of total plan assets.
(6) This category primarily includes investments in private and public real estate, as well as timber specific limited partnerships; real estate holdings are diversified by geographic location and sector (e.g., retail, office, apartments).
(7) This category consists of several investment strategies diversified across more than 30 hedge fund managers. Single manager allocation exposure is limited to 0.15% (15 basis points) of total plan assets.

The changes in Level 3 pension plan and other benefit plan assets measured at fair value are summarized as follows:

(in millions)	Balance beginning of year	Gains (losses) Realized	Gains (losses) Unrealized (1)	Purchases, sales and settlements (net)	Transfers Into/(Out of) Level 3	Balance end of year
Year ended December 31, 2012						
Pension plan assets						
Long duration fixed income	**$ 1**	**-**	**-**	**-**	**-**	**1**
Intermediate (core) fixed income	**6**	**-**	**-**	**-**	**(6)**	**-**
High-yield fixed income	**1**	**-**	**-**	**-**	**(1)**	**-**
Domestic large-cap stocks	**2**	**-**	**-**	**-**	**(2)**	**-**
International stocks	**1**	**-**	**-**	**1**	**(1)**	**1**
Real estate/timber	**355**	**22**	**2**	**(51)**	**-**	**328**
Multi-strategy hedge funds	**251**	**1**	**2**	**8**	**(191)**	**71**
Private equity	**129**	**8**	**10**	**(2)**	**-**	**145**
Other	**46**	**1**	**3**	**(2)**	**-**	**48**
	$ 792	**32**	**17**	**(46)**	**(201)**	**594**
Other benefits plan assets						
Real estate/timber	**$ 12**	**-**	**-**	**(12)**	**-**	**-**
Multi-strategy hedge funds	**8**	**-**	**-**	**(8)**	**-**	**-**
Private equity	**4**	**-**	**-**	**(4)**	**-**	**-**
Other	**23**	**-**	**-**	**(1)**	**-**	**22**
	$ 47	**-**	**-**	**(25)**	**-**	**22**
Year ended December 31, 2011						
Pension plan assets						
Long duration fixed income	$ -	-	-	1	-	1
Intermediate (core) fixed income	10	-	1	(5)	-	6
High-yield fixed income	1	-	-	-	-	1
Domestic large-cap stocks	4	-	(1)	(1)	-	2
International stocks	6	-	(1)	(4)	-	1
Real estate/timber	360	10	22	(37)	-	355
Multi-strategy hedge funds	313	5	(3)	(64)	-	251
Private equity	112	1	16	-	-	129
Other	41	4	-	1	-	46
	$ 847	20	34	(109)	-	792
Other benefits plan assets						
Real estate/timber	$ 12	-	-	-	-	12
Multi-strategy hedge funds	10	-	-	(2)	-	8
Private equity	4	-	-	-	-	4
Other	22	-	-	1	-	23
	$ 48	-	-	(1)	-	47

(1) All unrealized gains (losses) relate to instruments held at period end.

VALUATION METHODOLOGIES Following is a description of the valuation methodologies used for assets measured at fair value.

Cash and Cash Equivalents – includes investments in collective investment funds valued at fair value based upon the quoted market values of the underlying net assets. The unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments traded on an active market.

Long Duration, Intermediate (Core), High-Yield, and International Fixed Income – includes investments traded on the secondary markets; prices are measured by using quoted market prices for similar securities, pricing models, and discounted cash flow analyses using significant inputs observable in the market where available, or a combination of multiple valuation techniques. This group of assets also includes investments in registered investment companies valued at the NAV of shares held at year end, highly liquid government securities such as U.S. Treasuries and collective investment funds described above.

Domestic, International and Emerging Market Stocks – investments in exchange-traded equity securities are valued at quoted market values. This group of assets also includes investments in registered investment companies and collective investment funds described above.

Real Estate and Timber – the fair value of real estate and timber is estimated based primarily on appraisals prepared by third-party appraisers. Market values are estimates and the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction. This group of assets also includes investments in exchange-traded equity securities described above.

Multi-Strategy Hedge Funds and Private Equity – the fair values of hedge funds are valued based on the proportionate share of the underlying net assets of the investment funds that comprise the fund, based on valuations supplied by the underlying investment funds. Investments in private equity funds are valued at the NAV provided by the fund sponsor. Market values are estimates and the actual market price of the investments can only be determined by negotiation between independent third parties in a sales transaction.

Other – the fair values of miscellaneous investments are valued at the NAV provided by the fund sponsor. Market values are estimates and the actual market price of the investments can only be determined by negotiation between independent third parties in a sales transaction. This group of assets also includes insurance contracts that are generally stated at cash surrender value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Defined Contribution Retirement Plans

We sponsor a defined contribution retirement plan named the Wells Fargo & Company 401(k) Plan (401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Effective January 1, 2010, previous and future matching contributions are 100% vested for active participants.

In 2009, the 401(k) Plan was amended to permit us to make discretionary profit sharing contributions. Based on 2012, 2011 and 2010 earnings, we committed to make a contribution in shares of common stock to eligible employees' 401(k) Plan accounts equaling 2% of certified compensation for each respective year, which resulted in recognizing $318 million, $311 million and $316 million of defined contribution retirement plan expense recorded in 2012, 2011 and 2010, respectively. Total defined contribution retirement plan expenses were $1,143 million, $1,104 million and $1,092 million in 2012, 2011 and 2010, respectively.

Other Expenses

Expenses exceeding 1% of total interest income and noninterest income in any of the years presented that are not otherwise shown separately in the financial statements or Notes to Financial Statements were:

		Year ended December 31,		
(in millions)		**2012**	2011	2010
Outside professional services	$	**2,729**	2,692	2,370
Contract services		**1,011**	1,407	1,642
Foreclosed assets		**1,061**	1,354	1,537
Operating losses		**2,235**	1,261	1,258
Outside data processing		**910**	935	1,046
Postage, stationery and supplies		**799**	942	944

Note 21: Income Taxes

The components of income tax expense were:

		Year ended December 31,	
(in millions)	**2012**	2011	2010
Current:			
Federal	$ **9,141**	3,352	1,425
State and local	**1,198**	468	548
Foreign	**61**	52	78
Total current	**10,400**	3,872	2,051
Deferred:			
Federal	**(1,151)**	3,088	4,060
State and local	**(166)**	471	211
Foreign	**20**	14	16
Total deferred	**(1,297)**	3,573	4,287
Total	$ **9,103**	7,445	6,338

The tax effects of our temporary differences that gave rise to significant portions of our deferred tax assets and liabilities are presented in the following table.

	December 31,	
(in millions)	**2012**	2011
Deferred tax assets		
Allowance for loan losses	$ **6,192**	6,955
Deferred compensation and employee benefits	**4,701**	4,115
Accrued expenses	**1,692**	1,598
PCI loans	**2,692**	3,851
Basis difference in investments	**1,182**	2,104
Net operating loss and tax credit carry forwards	**1,058**	1,701
Other	**1,868**	402
Total deferred tax assets	**19,385**	20,726
Deferred tax assets valuation allowance	**(579)**	(918)
Deferred tax liabilities		
Mortgage servicing rights	**(7,360)**	(7,388)
Leasing	**(4,414)**	(4,344)
Mark to market, net	**(2,401)**	(4,027)
Intangible assets	**(2,157)**	(2,608)
Net unrealized gains on securities available for sale	**(4,135)**	(2,619)
Insurance reserves	**(1,707)**	(1,197)
Other	**(1,683)**	(2,539)
Total deferred tax liabilities	**(23,857)**	(24,722)
Net deferred tax liability (1)	$ **(5,051)**	(4,914)

(1) Included in accrued expenses and other liabilities.

Deferred taxes related to net unrealized gains (losses) on securities available for sale, net unrealized gains (losses) on derivatives, foreign currency translation, and employee benefit plan adjustments are recorded in cumulative OCI (see Note 23). These associated adjustments decreased OCI by $1.4 billion in 2012.

We have determined that a valuation reserve is required for 2012 in the amount of $579 million predominantly attributable to deferred tax assets in various state and foreign jurisdictions where we believe it is more likely than not that these deferred tax assets will not be realized. In these jurisdictions, carry back limitations, lack of sources of taxable income, and tax planning strategy limitations contributed to our conclusion that the deferred tax assets would not be realizable. We have concluded that it is more likely than not that the remaining deferred tax assets will be realized based on our history of earnings, sources of taxable income in carry back periods, and our ability to implement tax planning strategies.

At December 31, 2012, we had net operating loss and credit carry forwards with related deferred tax assets of $900 million and $158 million, respectively. If these carry forwards are not utilized, they will expire in varying amounts through 2032.

At December 31, 2012, we had undistributed foreign earnings of $1.3 billion related to foreign subsidiaries. We intend to reinvest these earnings indefinitely outside the U.S. and accordingly have not provided $367 million of income tax liability on these earnings.

The following table reconciles the statutory federal income tax expense and rate to the effective income tax expense and rate. Our effective tax rate is calculated by dividing income tax expense by income before income tax expense less the net income from noncontrolling interests.

	December 31,					
	2012		2011		2010	
(in millions)	**Amount**	**Rate**	Amount	Rate	Amount	Rate
Statutory federal income tax expense and rate	**$ 9,800**	**35.0 %**	$ 8,160	35.0 %	$ 6,545	35.0 %
Change in tax rate resulting from:						
State and local taxes on income, net of federal income tax benefit	**856**	**3.1**	730	3.1	586	3.1
Tax-exempt interest	**(414)**	**(1.5)**	(334)	(1.4)	(283)	(1.5)
Excludable dividends	**(132)**	**(0.5)**	(247)	(1.1)	(258)	(1.3)
Tax credits	**(815)**	**(2.9)**	(735)	(3.2)	(577)	(3.1)
Life insurance	**(524)**	**(1.9)**	(222)	(1.0)	(223)	(1.2)
Leveraged lease tax expense	**347**	**1.2**	272	1.2	461	2.5
Other	**(15)**	**-**	(179)	(0.7)	87	0.4
Effective income tax expense and rate	**$ 9,103**	**32.5 %**	$ 7,445	31.9 %	$ 6,338	33.9 %

The lower effective tax rates for 2012 and 2011, as compared to 2010, were primarily due to the realization, for tax purposes, of tax benefits on previously written down investments. For 2012 this includes a tax benefit resulting from the surrender of previously written-down Wachovia life insurance investments. In addition, the 2011 effective tax rate was lower than the 2010 effective tax rate due to a decrease in tax expense associated with leveraged leases, as well as tax benefits related to charitable donations of appreciated securities.

The change in unrecognized tax benefits follows:

	Year ended December 31,	
(in millions)	**2012**	2011
Balance at beginning of year	**$ 5,005**	5,500
Additions:		
For tax positions related to the current year	**877**	279
For tax positions related to prior years	**491**	255
Reductions:		
For tax positions related to prior years	**(114)**	(358)
Lapse of statute of limitations	**(23)**	(75)
Settlements with tax authorities	**(167)**	(596)
Balance at end of year	**$ 6,069**	5,005

Of the $6.1 billion of unrecognized tax benefits at December 31, 2012, approximately $4.3 billion would, if recognized, affect the effective tax rate. The remaining $1.8 billion of unrecognized tax benefits relates to income tax positions on temporary differences.

We recognize interest and penalties as a component of income tax expense. At December 31, 2012 and 2011, we have accrued approximately $1.0 billion and $871 million for the payment of interest and penalties, respectively. We recognized in income tax expense in 2012 and 2011, interest and penalties of $92 million and $32 million, respectively.

We are subject to U.S. federal income tax as well as income tax in numerous state and foreign jurisdictions. We are routinely examined by tax authorities in these various jurisdictions. The IRS is currently examining the 2007 through 2010 consolidated federal income tax returns of Wells Fargo & Company and its subsidiaries. In addition, we are currently subject to examination by various state, local and foreign taxing authorities. With few exceptions, Wells Fargo and its subsidiaries are not subject to federal, state, local and foreign income tax examinations for taxable years prior to 2007. Wachovia Corporation and its subsidiaries are no longer subject to federal examination; with few exceptions, they remain subject to state, local and foreign income tax examinations for 2008.

We are also litigating or appealing various issues related to our prior IRS examinations for the periods 1999 and 2003 through 2006. On December 1, 2011, we filed a Notice of Appeal to the U.S. Court of Appeals for the Eighth Circuit relating to our lease restructuring transaction and that case is still pending. For Wachovia's 2003 through 2008 tax years, we are appealing various issues related to their IRS examinations. We have paid the IRS the contested income tax associated with these issues and refund claims have been filed for the respective years. It is possible that one or more of these examinations, appeals or litigation may be resolved within the next twelve months resulting in a decrease of up to $1.5 billion to our gross unrecognized tax benefits.

Note 22: Earnings Per Common Share

The table below shows earnings per common share and diluted earnings per common share and reconciles the numerator and denominator of both earnings per common share calculations. See Note 1 for discussion of private share repurchases and the Consolidated Statement of Changes in Equity and Note 19 for information about stock and options activity and terms and conditions of warrants.

	Year ended December 31,		
(in millions, except per share amounts)	**2012**	2011	2010
Wells Fargo net income	$ **18,897**	15,869	12,362
Less: Preferred stock dividends and other (1)	**898**	844	730
Wells Fargo net income applicable to common stock (numerator)	$ **17,999**	15,025	11,632
Earnings per common share			
Average common shares outstanding (denominator)	**5,287.6**	5,278.1	5,226.8
Per share	$ **3.40**	2.85	2.23
Diluted earnings per common share			
Average common shares outstanding	**5,287.6**	5,278.1	5,226.8
Add: Stock Options	**27.5**	24.2	28.3
Restricted share rights	**36.4**	21.1	8.0
Diluted average common shares outstanding (denominator)	**5,351.5**	5,323.4	5,263.1
Per share	$ **3.36**	2.82	2.21

(1) Includes series J, K, L, I and N preferred stock dividends of $892 million, $844 million and $737 million for the years ended 2012, 2011 and 2010, respectively.

The following table presents the outstanding options and warrants to purchase shares of common stock that were anti-dilutive (the exercise price was higher than the weighted-average market price), and therefore not included in the calculation of diluted earnings per common share.

	Weighted-average shares		
	Year ended December 31,		
(in millions)	**2012**	2011	2010
Options	**56.4**	198.8	212.1
Warrants	**39.2**	39.4	66.9

Note 23: Other Comprehensive Income

The components of other comprehensive income (OCI) and the related tax effects were:

									Year ended December 31,
			2012			2011			2010
(in millions)	**Before tax**	**Tax effect**	**Net of tax**	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Foreign currency translation adjustments:									
Net unrealized gains (losses) arising during the period	**$ (6)**	**2**	**(4)**	(37)	13	(24)	83	(26)	57
Reclassification of net gains to net income	**(10)**	**4**	**(6)**	-	-	-	-	-	-
Net unrealized gains (losses) arising during the period	**(16)**	**6**	**(10)**	(37)	13	(24)	83	(26)	57
Securities available for sale:									
Net unrealized gains (losses) arising during the period	**5,143**	**(1,921)**	**3,222**	(588)	359	(229)	2,624	(1,134)	1,490
Reclassification of net (gains) losses to net income	**(271)**	**102**	**(169)**	(696)	262	(434)	77	(29)	48
Net unrealized gains (losses) arising during the period	**4,872**	**(1,819)**	**3,053**	(1,284)	621	(663)	2,701	(1,163)	1,538
Derivatives and hedging activities:									
Net unrealized gains arising during the period	**52**	**(12)**	**40**	190	(85)	105	750	(282)	468
Reclassification of net gains on cash flow hedges to net income	**(388)**	**147**	**(241)**	(571)	217	(354)	(613)	234	(379)
Net unrealized gains (losses) arising during the period	**(336)**	**135**	**(201)**	(381)	132	(249)	137	(48)	89
Defined benefit plans adjustments:									
Net actuarial gains (losses) arising during the period	**(775)**	**290**	**(485)**	(1,079)	411	(668)	20	(9)	11
Amortization of net actuarial loss and prior service cost to net income	**144**	**(54)**	**90**	99	(38)	61	104	(45)	59
Net unrealized gains (losses) arising during the period	**(631)**	**236**	**(395)**	(980)	373	(607)	124	(54)	70
Other comprehensive income (loss)	**$ 3,889**	**(1,442)**	**2,447**	(2,682)	1,139	(1,543)	3,045	(1,291)	1,754
Less: Other comprehensive income (loss) from noncontrolling interests, net of tax			**4**			(12)			25
Wells Fargo other comprehensive income (loss), net of tax			**$ 2,443**			(1,531)			1,729

Cumulative OCI balances were:

(in millions)	Foreign currency translation adjustments	Securities available for sale	Derivatives and hedging activities	Defined benefit plans adjustments	Cumulative other compre-hensive income
Balance, December 31, 2009	$ 67	3,541	650	(1,249)	3,009
Net change	57	1,538	89	70	1,754
Less: Other comprehensive income (loss) from noncontrolling interests	12	13	-	-	25
Balance, December 31, 2010	112	5,066	739	(1,179)	4,738
Net change	(24)	(663)	(249)	(607)	(1,543)
Less: Other comprehensive income (loss) from noncontrolling interests	(2)	(10)	-	-	(12)
Balance, December 31, 2011	90	4,413	490	(1,786)	3,207
Net change	**(10)**	**3,053**	**(201)**	**(395)**	**2,447**
Less: Other comprehensive income (loss) from noncontrolling interests	**-**	**4**	**-**	**-**	**4**
Balance, December 31, 2012	**$ 80**	**7,462**	**289**	**(2,181)**	**5,650**

Note 24: Operating Segments

We have three operating segments for management reporting: Community Banking; Wholesale Banking; and Wealth, Brokerage and Retirement. The results for these operating segments are based on our management accounting process, for which there is no comprehensive, authoritative guidance equivalent to GAAP for financial accounting. The management accounting process measures the performance of the operating segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We define our operating segments by product type and customer segment. If the management structure and/or the allocation process changes, allocations, transfers and assignments may change. In first quarter 2011, we realigned a private equity business into Wholesale Banking from Community Banking. In first quarter 2012, we modified internal funds transfer rates and the allocation of funding. The prior periods have been revised to reflect these changes.

Community Banking offers a complete line of diversified financial products and services to consumers and small businesses with annual sales generally up to $20 million in which the owner generally is the financial decision maker. Community Banking also offers investment management and other services to retail customers and securities brokerage through affiliates. These products and services include the *Wells Fargo Advantage Funds*SM, a family of mutual funds. Loan products include lines of credit, auto floor plan lines, equity lines and loans, equipment and transportation loans, education loans, origination and purchase of residential mortgage loans and servicing of mortgage loans and credit cards. Other credit products and financial services available to small businesses and their owners include equipment leases, real estate and other commercial financing, Small Business Administration financing, venture capital financing, cash management, payroll services, retirement plans, Health Savings Accounts, credit cards, and merchant payment processing. Community Banking also offers private label financing solutions for retail merchants across the United States and purchases retail installment contracts from auto dealers in the United States and Puerto Rico. Consumer and business deposit products include checking accounts, savings deposits, market rate accounts, Individual Retirement Accounts, time deposits, global remittance and debit cards.

Community Banking serves customers through a complete range of channels, including traditional banking stores, in-store banking centers, business centers, ATMs, Online and Mobile Banking, and *Wells Fargo Customer Connection,* a 24-hours a day, seven days a week telephone service.

Wholesale Banking provides financial solutions to businesses across the United States with annual sales generally in excess of $20 million and to financial institutions globally. Wholesale Banking provides a complete line of commercial, corporate, capital markets, cash management and real estate banking products and services. These include traditional commercial loans and lines of credit, letters of credit, asset-based lending, equipment leasing, international trade facilities, trade financing, collection services, foreign exchange services, treasury management, investment management, institutional fixed-income sales, interest rate, commodity and equity risk management, online/electronic products such as the *Commercial Electronic Office*® (*CEO*®) portal, insurance, corporate trust fiduciary and agency services, and investment banking services. Wholesale Banking manages customer investments through institutional separate accounts and mutual funds, including the Wells Fargo Advantage Funds and Wells Capital Management. Wholesale Banking also supports the CRE market with products and services such as construction loans for commercial and residential development, land acquisition and development loans, secured and unsecured lines of credit, interim financing arrangements for completed structures, rehabilitation loans, affordable housing loans and letters of credit, permanent loans for securitization, CRE loan servicing and real estate and mortgage brokerage services.

Wealth, Brokerage and Retirement provides a full range of financial advisory services to clients using a planning approach to meet each client's needs. Wealth Management provides affluent and high net worth clients with a complete range of wealth management solutions, including financial planning, private banking, credit, investment management and trust. Abbot Downing, a Wells Fargo business, provides comprehensive wealth management services to ultra high net worth families and individuals as well as their endowments and foundations. Brokerage serves customers' advisory, brokerage and financial needs as part of one of the largest full-service brokerage firms in the United States. Retirement is a national leader in providing institutional retirement and trust services (including 401(k) and pension plan record keeping) for businesses, retail retirement solutions for individuals, and reinsurance services for the life insurance industry.

Other includes corporate items (such as integration expenses related to the Wachovia merger) not specific to a business segment and elimination of certain items that are included in more than one business segment.

Note 24: Operating Segments *(continued)*

(income/expense in millions, average balances in billions)		Community Banking	Wholesale Banking	Wealth, Brokerage and Retirement	Other (1)	Consolidated Company
2012						
Net interest income (2)	**$**	**29,045**	**12,648**	**2,768**	**(1,231)**	**43,230**
Provision for credit losses		**6,835**	**286**	**125**	**(29)**	**7,217**
Noninterest income		**24,360**	**11,444**	**9,392**	**(2,340)**	**42,856**
Noninterest expense		**30,840**	**12,082**	**9,893**	**(2,417)**	**50,398**
Income (loss) before income tax expense (benefit)		**15,730**	**11,724**	**2,142**	**(1,125)**	**28,471**
Income tax expense (benefit)		**4,774**	**3,943**	**814**	**(428)**	**9,103**
Net income (loss) before noncontrolling interests		**10,956**	**7,781**	**1,328**	**(697)**	**19,368**
Less: Net income from noncontrolling interests		**464**	**7**	**-**	**-**	**471**
Net income (loss) (3)	**$**	**10,492**	**7,774**	**1,328**	**(697)**	**18,897**
2011						
Net interest income (2)	$	29,657	11,616	2,844	(1,354)	42,763
Provision (reversal of provision) for credit losses		7,976	(110)	170	(137)	7,899
Noninterest income		21,124	9,952	9,333	(2,224)	38,185
Noninterest expense		29,252	11,177	9,934	(970)	49,393
Income (loss) before income tax expense (benefit)		13,553	10,501	2,073	(2,471)	23,656
Income tax expense (benefit)		4,104	3,495	785	(939)	7,445
Net income (loss) before noncontrolling interests		9,449	7,006	1,288	(1,532)	16,211
Less: Net income from noncontrolling interests		316	19	7	-	342
Net income (loss) (3)	$	9,133	6,987	1,281	(1,532)	15,869
2010						
Net interest income (2)	$	31,885	11,474	2,707	(1,309)	44,757
Provision for credit losses		13,807	1,920	334	(308)	15,753
Noninterest income		22,604	10,951	9,023	(2,125)	40,453
Noninterest expense		30,071	11,269	9,768	(652)	50,456
Income (loss) before income tax expense (benefit)		10,611	9,236	1,628	(2,474)	19,001
Income tax expense (benefit)		3,347	3,315	616	(940)	6,338
Net income (loss) before noncontrolling interests		7,264	5,921	1,012	(1,534)	12,663
Less: Net income from noncontrolling interests		274	20	7	-	301
Net income (loss) (3)	$	6,990	5,901	1,005	(1,534)	12,362
2012						
Average loans	**$**	**487.1**	**273.8**	**42.7**	**(28.4)**	**775.2**
Average assets		**761.1**	**481.7**	**164.6**	**(65.8)**	**1,341.6**
Average core deposits		**591.2**	**227.0**	**137.5**	**(61.8)**	**893.9**
2011						
Average loans	$	496.3	249.1	43.0	(31.3)	757.1
Average assets		752.3	428.1	155.2	(65.3)	1,270.3
Average core deposits		556.3	202.1	130.0	(61.7)	826.7

(1) Includes Wachovia integration expenses, through completion in the first quarter of 2012, and the elimination of items that are included in both Community Banking and Wealth, Brokerage and Retirement, largely representing services and products for wealth management customers provided in Community Banking stores.
(2) Net interest income is the difference between interest earned on assets and the cost of liabilities to fund those assets. Interest earned includes actual interest earned on segment assets and, if the segment has excess liabilities, interest credits for providing funding to other segments. The cost of liabilities includes interest expense on segment liabilities and, if the segment does not have enough liabilities to fund its assets, a funding charge based on the cost of excess liabilities from another segment.
(3) Represents segment net income (loss) for Community Banking; Wholesale Banking; and Wealth, Brokerage and Retirement segments and Wells Fargo net income for the consolidated company.

Note 25: Parent-Only Financial Statements

The following tables present Parent-only condensed financial statements.

Parent-Only Statement of Income

(in millions)		Year ended December 31, 2012	2011	2010
Income				
Dividends from subsidiaries:				
Bank	$	**11,767**	11,546	12,896
Nonbank		**1,150**	140	21
Interest income from subsidiaries		**897**	914	1,375
Other interest income		**222**	242	304
Other income		**267**	460	363
Total income		**14,303**	13,302	14,959
Expense				
Interest Expense:				
Indebtedness to nonbank subsidiaries		**287**	254	312
Short-term borrowings		**1**	1	1
Long-term debt		**1,877**	2,423	2,874
Other		**23**	8	2
Noninterest expense		**1,127**	77	1,335
Total expense		**3,315**	2,763	4,524
Income before income tax benefit and equity in undistributed income of subsidiaries		**10,988**	10,539	10,435
Income tax benefit		**(903)**	(584)	(749)
Equity in undistributed income of subsidiaries		**7,006**	4,746	1,178
Net income	$	**18,897**	15,869	12,362

Note 25: Parent-Only Financial Statements *(continued)*

Parent-Only Statement of Comprehensive Income

	Year ended December 31,		
(in millions)	**2012**	2011	2010
Net income	**$ 18,897**	15,869	12,362
Other comprehensive income (loss), net of tax:			
Securities available for sale	**61**	(50)	(30)
Derivatives and hedging activities	**31**	(1)	(88)
Defined benefit plans adjustment	**(379)**	(650)	114
Equity in other comprehensive income of subsidiaries	**2,730**	(830)	1,733
Other comprehensive income (loss), net of tax:	**2,443**	(1,531)	1,729
Total comprehensive income	**$ 21,340**	14,338	14,091

Parent-Only Balance Sheet

	December 31,	
(in millions)	**2012**	2011
Assets		
Cash and cash equivalents due from:		
Subsidiary banks	**$ 35,697**	19,312
Nonaffiliates	**5**	30
Securities available for sale	**7,268**	7,427
Loans to subsidiaries:		
Bank	**-**	3,885
Nonbank	**41,068**	46,987
Investments in subsidiaries:		
Bank	**148,693**	135,155
Nonbank	**19,492**	17,294
Other assets	**7,880**	7,579
Total assets	**$ 260,103**	237,669
Liabilities and equity		
Short-term borrowings	**$ 1,592**	759
Accrued expenses and other liabilities	**8,332**	7,052
Long-term debt	**76,233**	77,613
Indebtedness to nonbank subsidiaries	**16,392**	12,004
Total liabilities	**102,549**	97,428
Stockholders' equity	**157,554**	140,241
Total liabilities and equity	**$ 260,103**	237,669

Parent-Only Statement of Cash Flows

(in millions)		2012	2011	2010
			Year ended December 31,	
Cash flows from operating activities:				
Net cash provided by operating activities	$	**13,365**	15,049	14,180
Cash flows from investing activities:				
Securities available for sale:				
Sales proceeds		**6,171**	11,459	2,441
Prepayments and maturities		**30**	-	-
Purchases		**(5,845)**	(16,487)	(119)
Loans:				
Net repayments from (advances to) subsidiaries		**9,191**	1,318	(5,485)
Capital notes and term loans made to subsidiaries		**(1,850)**	(1,340)	-
Principal collected on notes/loans made to subsidiaries		**2,462**	5,779	11,282
Net decrease (increase) in investment in subsidiaries		**(5,218)**	(610)	1,198
Other, net		**(2)**	230	15
Net cash provided by investing activities		**4,939**	349	9,332
Cash flows from financing activities:				
Net increase (decrease) in short-term borrowings and indebtedness to subsidiaries		**5,456**	(242)	1,860
Long-term debt:				
Proceeds from issuance		**16,989**	7,058	1,789
Repayment		**(18,693)**	(31,198)	(23,281)
Preferred stock:				
Proceeds from issuance		**1,377**	2,501	-
Cash dividends paid		**(892)**	(844)	(737)
Common stock warrants repurchased		**(1)**	(2)	(545)
Common stock:				
Proceeds from issuance		**2,091**	1,296	1,375
Repurchased		**(3,918)**	(2,416)	(91)
Cash dividends paid		**(4,565)**	(2,537)	(1,045)
Excess tax benefits related to stock option payments		**226**	79	98
Other, net		**(14)**	-	-
Net cash used by financing activities		**(1,944)**	(26,305)	(20,577)
Net change in cash and due from banks		**16,360**	(10,907)	2,935
Cash and due from banks at beginning of year		**19,342**	30,249	27,314
Cash and due from banks at end of year	$	**35,702**	19,342	30,249

Note 26: Regulatory and Agency Capital Requirements

The Company and each of its subsidiary banks are subject to regulatory capital adequacy requirements promulgated by federal regulatory agencies. The Federal Reserve establishes capital requirements, including well capitalized standards, for the consolidated financial holding company, and the OCC has similar requirements for the Company's national banks, including Wells Fargo Bank, N.A.

We do not consolidate our wholly-owned trust (the Trust) formed solely to issue trust preferred and preferred purchase securities (the Securities). Securities issued by the Trust includable in Tier 1 capital were $4.8 billion at December 31, 2012. During 2012, we redeemed $2.7 billion of trust preferred securities. Under applicable regulatory capital guidelines issued by bank regulatory agencies, upon notice of redemption, the redeemed trust preferred securities no longer qualify as Tier 1 Capital for the Company. This redemption is consistent with the Capital Plan the Company submitted to the Federal Reserve Board and the actions the Company previously announced on March 13, 2012.

Certain subsidiaries of the Company are approved seller/servicers, and are therefore required to maintain minimum levels of shareholders' equity, as specified by various agencies, including the United States Department of Housing and Urban Development, GNMA, FHLMC and FNMA. At December 31, 2012, each seller/servicer met these requirements. Certain broker-dealer subsidiaries of the Company are subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires that we maintain minimum levels of net capital, as defined. At December 31, 2012, each of these subsidiaries met these requirements.

The following table presents regulatory capital information for Wells Fargo & Company and Wells Fargo Bank, N.A.

	Wells Fargo & Company		Wells Fargo Bank, N.A.		Well-	Minimum
				December 31,	capitalized	capital
(in billions, except ratios)	**2012**	2011	**2012**	2011	ratios (1)	ratios (1)
Regulatory capital:						
Tier 1	**$ 126.6**	114.0	**101.3**	92.6		
Total	**157.6**	148.5	**124.8**	117.9		
Assets:						
Risk-weighted	**$ 1,077.1**	1,005.6	**1,002.0**	923.2		
Adjusted average (2)	**1,336.4**	1,262.6	**1,195.9**	1,115.4		
Capital ratios:						
Tier 1 capital (3)	**11.75 %**	11.33	**10.11**	10.03	6.00	4.00
Total capital (3)	**14.63**	14.76	**12.45**	12.77	10.00	8.00
Tier 1 leverage (2)	**9.47**	9.03	**8.47**	8.30	5.00	4.00

(1) As defined by the regulations issued by the Federal Reserve, OCC and FDIC.

(2) The leverage ratio consists of Tier 1 capital divided by quarterly average total assets, excluding goodwill and certain other items. The minimum leverage ratio guideline is 3% for banking organizations that do not anticipate significant growth and that have well-diversified risk, excellent asset quality, high liquidity, good earnings, effective management and monitoring of market risk and, in general, are considered top-rated, strong banking organizations.

(3) Effective September 30, 2012, we refined our determination of the risk weighting of certain unused lending commitments that provide for the ability to issue standby letters of credit and commitments to issue standby letters of credit under syndication arrangements where we have an obligation to issue in a lead agent or similar capacity beyond our contractual participation level.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Wells Fargo & Company:

We have audited the accompanying consolidated balance sheet of Wells Fargo & Company and Subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

San Francisco, California
February 27, 2013

Quarterly Financial Data

Condensed Consolidated Statement of Income - Quarterly (Unaudited)

				2012				2011
				Quarter ended				Quarter ended
(in millions, except per share amounts)	**Dec. 31**	**Sept. 30**	**June 30**	**Mar. 31**	Dec. 31	Sept. 30	June 30	Mar. 31
Interest income	**$ 11,857**	**11,925**	**12,354**	**12,255**	12,378	12,178	12,384	12,472
Interest expense	**1,214**	**1,263**	**1,317**	**1,367**	1,486	1,636	1,706	1,821
Net interest income	**10,643**	**10,662**	**11,037**	**10,888**	10,892	10,542	10,678	10,651
Provision for credit losses	**1,831**	**1,591**	**1,800**	**1,995**	2,040	1,811	1,838	2,210
Net interest income after provision for credit losses	**8,812**	**9,071**	**9,237**	**8,893**	8,852	8,731	8,840	8,441
Noninterest income								
Service charges on deposit accounts	**1,250**	**1,210**	**1,139**	**1,084**	1,091	1,103	1,074	1,012
Trust and investment fees	**3,199**	**2,954**	**2,898**	**2,839**	2,658	2,786	2,944	2,916
Card fees	**736**	**744**	**704**	**654**	680	1,013	1,003	957
Other fees	**1,193**	**1,097**	**1,134**	**1,095**	1,096	1,085	1,023	989
Mortgage banking	**3,068**	**2,807**	**2,893**	**2,870**	2,364	1,833	1,619	2,016
Insurance	**395**	**414**	**522**	**519**	466	423	568	503
Net gains from trading activities	**275**	**529**	**263**	**640**	430	(442)	414	612
Net gains (losses) on debt securities available for sale	**(63)**	**3**	**(61)**	**(7)**	48	300	(128)	(166)
Net gains from equity investments	**715**	**164**	**242**	**364**	61	344	724	353
Operating leases	**170**	**218**	**120**	**59**	60	284	103	77
Other	**367**	**411**	**398**	**631**	759	357	364	409
Total noninterest income	**11,305**	**10,551**	**10,252**	**10,748**	9,713	9,086	9,708	9,678
Noninterest expense								
Salaries	**3,735**	**3,648**	**3,705**	**3,601**	3,706	3,718	3,584	3,454
Commission and incentive compensation	**2,365**	**2,368**	**2,354**	**2,417**	2,251	2,088	2,171	2,347
Employee benefits	**891**	**1,063**	**1,049**	**1,608**	1,012	780	1,164	1,392
Equipment	**542**	**510**	**459**	**557**	607	516	528	632
Net occupancy	**728**	**727**	**698**	**704**	759	751	749	752
Core deposit and other intangibles	**418**	**419**	**418**	**419**	467	466	464	483
FDIC and other deposit assessments	**307**	**359**	**333**	**357**	314	332	315	305
Other	**3,910**	**3,018**	**3,381**	**3,330**	3,392	3,026	3,500	3,368
Total noninterest expense	**12,896**	**12,112**	**12,397**	**12,993**	12,508	11,677	12,475	12,733
Income before income tax expense	**7,221**	**7,510**	**7,092**	**6,648**	6,057	6,140	6,073	5,386
Income tax expense	**1,924**	**2,480**	**2,371**	**2,328**	1,874	1,998	2,001	1,572
Net income before noncontrolling interests	**5,297**	**5,030**	**4,721**	**4,320**	4,183	4,142	4,072	3,814
Less: Net income from noncontrolling interests	**207**	**93**	**99**	**72**	76	87	124	55
Wells Fargo net income	**$ 5,090**	**4,937**	**4,622**	**4,248**	4,107	4,055	3,948	3,759
Less: Preferred stock dividends and accretion and other	**233**	**220**	**219**	**226**	219	216	220	189
Wells Fargo net income applicable to common stock	**$ 4,857**	**4,717**	**4,403**	**4,022**	3,888	3,839	3,728	3,570
Per share information								
Earnings per common share	**$ 0.92**	**0.89**	**0.83**	**0.76**	0.74	0.73	0.70	0.68
Diluted earnings per common share	**0.91**	**0.88**	**0.82**	**0.75**	0.73	0.72	0.70	0.67
Dividends declared per common share	**0.22**	**0.22**	**0.22**	**0.22**	0.12	0.12	0.12	0.12
Average common shares outstanding	**5,272.4**	**5,288.1**	**5,306.9**	**5,282.6**	5,271.9	5,275.5	5,286.5	5,278.8
Diluted average common shares outstanding	**5,338.7**	**5,355.6**	**5,369.9**	**5,337.8**	5,317.6	5,319.2	5,331.7	5,333.1
Market price per common share (1)								
High	**$ 36.34**	**36.60**	**34.59**	**34.59**	27.97	29.63	32.63	34.25
Low	**31.25**	**32.62**	**29.80**	**27.94**	22.61	22.58	25.26	29.82
Quarter-end	**34.18**	**34.53**	**33.44**	**34.14**	27.56	24.12	28.06	31.71

(1) Based on daily prices reported on the New York Stock Exchange Composite Transaction Reporting System.

Average Balances, Yields and Rates Paid (Taxable-Equivalent Basis) - Quarterly (1) (2) - (Unaudited)

	Quarter ended December 31,					
	2012			2011		
(in millions)	Average balance	Yields/ rates	Interest income/ expense	Average balance	Yields/ rates	Interest income/ expense
Earning assets						
Federal funds sold, securities purchased under resale agreements and other short-term investments	$ 117,047	0.41 %	$ 121	67,968	0.52 %	$ 89
Trading assets	42,005	3.28	345	45,521	3.57	407
Securities available for sale (3):						
Securities of U.S. Treasury and federal agencies	5,281	1.64	22	8,708	0.99	22
Securities of U.S. states and political subdivisions	36,391	4.64	422	28,015	4.80	336
Mortgage-backed securities:						
Federal agencies	90,898	2.71	617	84,332	3.68	776
Residential and commercial	32,669	6.53	533	34,717	7.05	612
Total mortgage-backed securities	123,567	3.72	1,150	119,049	4.66	1,388
Other debt and equity securities	50,025	3.91	490	47,278	4.38	518
Total securities available for sale	215,264	3.87	2,084	203,050	4.46	2,264
Mortgages held for sale (4)	47,241	3.50	413	44,842	4.07	456
Loans held for sale (4)	135	9.03	3	1,118	5.84	16
Loans:						
Commercial:						
Commercial and industrial	179,493	3.85	1,736	166,920	4.08	1,713
Real estate mortgage	105,107	4.02	1,061	105,219	4.26	1,130
Real estate construction	17,502	4.97	218	19,624	4.61	228
Lease financing	12,461	6.43	201	12,893	7.41	239
Foreign	39,665	2.32	231	38,740	2.39	233
Total commercial	354,228	3.87	3,447	343,396	4.10	3,543
Consumer:						
Real estate 1-4 family first mortgage	244,634	4.39	2,686	229,746	4.74	2,727
Real estate 1-4 family junior lien mortgage	76,908	4.28	826	87,212	4.34	953
Credit card	23,839	12.43	745	21,933	12.96	711
Other revolving credit and installment	87,601	6.05	1,333	86,276	6.23	1,356
Total consumer	432,982	5.15	5,590	425,167	5.39	5,747
Total loans (4)	787,210	4.58	9,037	768,563	4.81	9,290
Other	4,280	5.21	56	4,671	4.32	50
Total earning assets	$ 1,213,182	3.96 %	$ 12,059	1,135,733	4.41 %	$ 12,572
Funding sources						
Deposits:						
Interest-bearing checking	$ 30,858	0.06 %	$ 5	35,285	0.06 %	$ 6
Market rate and other savings	518,593	0.10	135	485,127	0.14	175
Savings certificates	56,743	1.27	181	64,868	1.43	233
Other time deposits	13,612	1.51	51	12,868	1.85	60
Deposits in foreign offices	69,398	0.15	27	67,213	0.20	33
Total interest-bearing deposits	689,204	0.23	399	665,361	0.30	507
Short-term borrowings	52,820	0.21	28	48,742	0.14	17
Long-term debt	127,505	2.30	735	129,445	2.73	885
Other liabilities	9,975	2.27	56	12,166	2.60	80
Total interest-bearing liabilities	879,504	0.55	1,218	855,714	0.69	1,489
Portion of noninterest-bearing funding sources	333,678	-	-	280,019	-	-
Total funding sources	$ 1,213,182	0.40	1,218	1,135,733	0.52	1,489
Net interest margin and net interest income on a taxable-equivalent basis (5)		3.56 %	$ 10,841		3.89 %	$ 11,083
Noninterest-earning assets						
Cash and due from banks	$ 16,361			17,718		
Goodwill	25,637			25,057		
Other	131,876			128,220		
Total noninterest-earning assets	$ 173,874			170,995		
Noninterest-bearing funding sources						
Deposits	$ 286,924			246,692		
Other liabilities	63,025			63,556		
Total equity	157,603			140,766		
Noninterest-bearing funding sources used to fund earning assets	(333,678)			(280,019)		
Net noninterest-bearing funding sources	$ 173,874			170,995		
Total assets	$ 1,387,056			1,306,728		

(1) Our average prime rate was 3.25% for the quarters ended December 31, 2012 and 2011. The average three-month London Interbank Offered Rate (LIBOR) was 0.32% and 0.48% for the same quarters, respectively.
(2) Yields/rates and amounts include the effects of hedge and risk management activities associated with the respective asset and liability categories.
(3) Yields and rates are based on interest income/expense amounts for the period, annualized based on the accrual basis for the respective accounts. The average balance amounts represent amortized cost for the periods presented.
(4) Nonaccrual loans and related income are included in their respective loan categories.
(5) Includes taxable-equivalent adjustments of $198 million and $191 million for the quarters ended December 31, 2012 and 2011, respectively primarily related to tax-exempt income on certain loans and securities. The federal statutory tax rate was 35% for the periods presented.

Glossary of Acronyms

ACL	Allowance for credit losses
ALCO	Asset/Liability Management Committee
ARM	Adjustable-rate mortgage
ARS	Auction rate security
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
AVM	Automated valuation model
BCBS	Basel Committee on Bank Supervision
BHC	Bank holding company
CCAR	Comprehensive Capital Analysis and Review
CD	Certificate of deposit
CDO	Collateralized debt obligation
CLO	Collateralized loan obligation
CLTV	Combined loan-to-value
CPP	Capital Purchase Program
CPR	Constant prepayment rate
CRE	Commercial real estate
DOJ	United States Department of Justice
DPD	Days past due
ESOP	Employee Stock Ownership Plan
FAS	Statement of Financial Accounting Standards
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FFELP	Federal Family Education Loan Program
FHA	Federal Housing Administration
FHFA	Federal Housing Finance Agency
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FICO	Fair Isaac Corporation (credit rating)
FNMA	Federal National Mortgage Association
FRB	Board of Governors of the Federal Reserve System
FSB	Financial Stability Board
FTC	Federal Trade Commission
GAAP	Generally accepted accounting principles
GNMA	Government National Mortgage Association
GSE	Government-sponsored entity
G-SIB	Globally systemic important bank
HAMP	Home Affordability Modification Program
HPI	Home Price Index
HUD	Department of Housing and Urban Development
IFRS	International Financial Reporting Standards
LHFS	Loans held for sale
LIBOR	London Interbank Offered Rate
LIHTC	Low-Income Housing Tax Credit
LOCOM	Lower of cost or market value
LTV	Loan-to-value
MBS	Mortgage-backed security
MHA	Making Home Affordable programs
MHFS	Mortgages held for sale
MSR	Mortgage servicing right
MTN	Medium-term note
NAV	Net asset value
NPA	Nonperforming asset
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income
OTC	Over-the-counter
OTTI	Other-than-temporary impairment
PCI Loans	Purchased credit-impaired loans
PTPP	Pre-tax pre-provision profit
RBC	Risk-based capital
ROA	Wells Fargo net income to average total assets
ROE	Wells Fargo net income applicable to common stock to average Wells Fargo common stockholders' equity
SEC	Securities and Exchange Commission
S&P	Standard & Poor's
SPE	Special purpose entity
TARP	Troubled Asset Relief Program
TDR	Troubled debt restructuring
VA	Department of Veterans Affairs
VaR	Value-at-risk
VIE	Variable interest entity
WFCC	Wells Fargo Canada Corporation

Stock Performance

These graphs compare the cumulative total stockholder return and total compound annual growth rate (CAGR) for our common stock (NYSE: WFC) for the five- and ten-year periods ended December 31, 2012, with the cumulative total stockholder returns for the same periods for the Keefe, Bruyette and Woods (KBW) Total Return Bank Index (KBW Bank Index (BKX)) and the S&P 500 Index.

The cumulative total stockholder returns (including reinvested dividends) in the graphs assume the investment of $100 in Wells Fargo's common stock, the KBW Bank Index and the S&P 500 Index.

Five Year Performance Graph


$140
$120
$100
$ 80
$ 60
$ 40
Wells Fargo (WFC)
S&P 500
KBW Bank Index (BKX)

2007	2008	2009	2010	2011	2012	5-year CAGR	
$100	**$102**	**$97**	**$112**	**$102**	**$130**	**5%**	**Wells Fargo**
100	63	80	92	94	109	2%	S&P 500
100	52	52	64	49	65	-8%	KBW Bank Index

Ten Year Performance Graph


$200
$180
$160
$140
$120
$100
$ 80
$ 60
$ 40
Wells Fargo (WFC)
S&P 500
KBW Bank Index (BKX)

2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	10-year CAGR	
$100	**$129**	**$141**	**$147**	**$172**	**$151**	**$155**	**$147**	**$170**	**$154**	**$196**	**7%**	**Wells Fargo**
100	129	143	150	173	183	115	146	167	171	198	7%	S&P 500
100	134	148	153	179	140	73	72	89	68	91	-1%	KBW Bank Index

Wells Fargo & Company

Wells Fargo & Company (NYSE: WFC) is a nationwide, diversified, community-based financial services company with $1.4 trillion in assets. Founded in 1852 and headquartered in San Francisco, Wells Fargo provides banking, insurance, investments, mortgage, and consumer and commercial finance through more than 9,000 stores, 12,000 ATMs, and the Internet, and has offices in 37 countries to support the bank's customers who conduct business in the global economy. With more than 265,000 team members, Wells Fargo serves one in three households in the United States. Wells Fargo & Company was ranked No. 26 on *Fortune*'s 2012 rankings of America's largest corporations. Wells Fargo's vision is to satisfy all our customers' financial needs and help them succeed financially.

Common stock

Wells Fargo & Company is listed and trades on the New York Stock Exchange: WFC

5,266,314,176 common shares outstanding (12/31/12)

Stock purchase and dividend reinvestment

You can buy Wells Fargo stock directly from Wells Fargo, even if you're not a Wells Fargo stockholder, through optional cash payments or automatic monthly deductions from a bank account. You can also have your dividends reinvested automatically. It's a convenient, economical way to increase your Wells Fargo investment.

Call 1-877-840-0492 for an enrollment kit including a plan prospectus.

Form 10-K

We will send Wells Fargo's 2012 Annual Report on Form 10-K (including the financial statements filed with the Securities and Exchange Commission) free to any stockholder who asks for a copy in writing. Stockholders also can ask for copies of any exhibit to the Form 10-K. We will charge a fee to cover expenses to prepare and send any exhibits. Please send requests to: Corporate Secretary, Wells Fargo & Company, One Wells Fargo Center, MAC D1053-300, 301 S. College Street, 30th Floor, Charlotte, North Carolina 28202.

SEC filings

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge on our website (www.wellsfargo.com) as soon as practical after they are electronically filed with or furnished to the SEC. Those reports and amendments are also available free of charge on the SEC's website at www.sec.gov.

Independent registered public accounting firm

KPMG LLP
San Francisco, California
1-415-963-5100

Contacts

Investor Relations
1-415-371-2921
investorrelations@wellsfargo.com

Shareowner Services and Transfer Agent
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
1-877-840-0492
www.shareowneronline.com

Annual Stockholders' Meeting
8:30 a.m. Mountain Time
Tuesday, April 23, 2013
The Grand America Hotel
555 South Main Street
Salt Lake City, Utah 84111

Our reputation

American Banker
Most Powerful Women in Banking; One of America's Top Banking Teams

Barron's
World's 27th Most Respected Company

BLACK ENTERPRISE
One of the Top 40 Best Companies for Diversity

Brand Finance
The Most Valuable Bank Brand in the U.S.

Brand Z
Among the Top 20 Most Valuable Brands in the World

CAREERS & the disABLED
Among Top 50 Employers by Readers Choice

CIO
Among the Top 100 Companies for Technology Innovations that Advance Business Results

Corporate Responsibility
Among the 100 Best Corporate Citizens

DiversityInc
33rd Best Company for Diversity; Top Company for Lesbian, Gay, Bisexual & Transgender Employees; Top Company for Community Development

Forbes
Top 20 Biggest Public Companies in the World

Fortune
World's 45th Most Admired Company, 26th in Revenue Among All Companies in All Industries

Global Finance
Best Consumer Internet Bank in the United States; Best Corporate/Institutional Internet Bank in North America; Best Mobile Solution Provider

Human Rights Campaign
Perfect Score on Corporate Equality Index

LATINAStyle
14th Best Company for Latinas

The Chronicle of Philanthropy
America's Fourth Most Generous Cash Donor

Forward-Looking Statements This Annual Report, including the Financial Review and the Financial Statements and related Notes, contains forward-looking statements, which may include forecasts of our financial results and condition, expectations for our operations and business, and our assumptions for those forecasts and expectations. Do not unduly rely on forward-looking statements. Actual results may differ materially from our forward-looking statements due to several factors. Some of these factors are described in the Financial Review and in the Financial Statements and related Notes. For a discussion of other factors, refer to "Forward-Looking Statements" and "Risk Factors" in the Financial Review.

Wells Fargo's extensive network



Washington 228
Montana 57
North Dakota 34
Minnesota 244
Maine 6
Oregon 169
Idaho 105
Wyoming 32
South Dakota 56
Wisconsin 109
Vt. 7
N.H. 19
New York 228
Massachusetts 58
Michigan 81
Iowa 101
Nebraska 64
Rhode Island 7
Pennsylvania 412
Illinois 140
Indiana 92
Ohio 104
New Jersey 392
Connecticut 101
Nevada 145
Utah 151
Colorado 243
Kansas 46
Missouri 64
W. Virginia 25
Delaware 32
Kentucky 24
Virginia 377
Maryland 138
California 1,416
Oklahoma 23
Tennessee 59
North Carolina 450
Arizona 337
New Mexico 106
Arkansas 29
D.C. 41
South Carolina 179
Mississippi 27
Georgia 369
Alabama 170
Louisiana 24
Texas 850
Florida 801
Alaska 57
Hawaii 3

Stores
9,097 worldwide

ATMs
12,273

wellsfargo.com
23.8 million active online customers

Mobile banking
9.4 million active mobile customers

Wells Fargo Customer Connection
approximately 500 million customer contacts

Around the world

Argentina
Australia
Bahamas
Bangladesh
Brazil
Canada
Cayman Islands
Chile
China
Colombia
Dominican Republic
Ecuador
Egypt
France
Germany
Hong Kong
India
Indonesia
Ireland
Italy
Japan
Jersey
Korea
Malaysia
Mexico
Philippines
Russia
Singapore
South Africa
Spain
Taiwan
Thailand
Turkey
United Arab Emirates
United Kingdom
Vietnam

Key rankings

- #1 Retail banking deposits [1]
- #1 Total stores
- #1 Retail mortgage lender
- #1 Home loan originator to minority and low- to moderate-income consumers & in low- to moderate-income neighborhoods (2011 HMDA data)
- #1 Auto lender and used car auto lender (AutoCount Jan. 2012–Dec. 2012, excluding leases)
- #1 Small Business lender (U.S. in dollars per 2011 Community Reinvestment Act government data)
- #1 U.S. Small Business Administration's (SBA) 7(a) lender in dollar volume (2012)
- #1 Preferred stock underwriter (FY 2012, Bloomberg)
- #1 REIT preferred stock underwriter (FY 2012, Bloomberg)
- #1 Oil & gas loan syndications (FY 2012, Thomson Reuters LPC)
- #1 Consumer Internet Bank in the U.S. (2012 *Global Finance* Magazine); and on "The Innovators" list at *Bank Technology News* for online banking services (2012)
- #1 Corporate/Institutional Internet Bank in North America (*Global Finance* Magazine)
- #1 in Mobile Banking for privacy, security, quality and availability (Keynote's Mobile Banking Scorecard 2012)
- #1 Mortgage servicer
- #1 Business and #2 Consumer Debit card issuer
- #2 U.S. deposits
- #2 Annuity distributor (Transamerica Roundtable Survey)
- #2 Real estate loan syndications (FY 2012, Thomson Reuters LPC)
- #2 Asset-based loans (FY 2012, Thomson Reuters LPC)
- #2 REIT loan syndications (FY 2012, Thomson Reuters LPC)
- #2 Utilities loan syndications (FY 2012, Thomson Reuters LPC)
- #2 Provider of private student loans
- #3 Non-investment grade loan syndications (FY 2012, Thomson Reuters LPC)
- #3 Middle market loan syndications (FY 2012, Thomson Reuters LPC)
- #3 Branded bank ATM owner (12,273 Wells Fargo ATMs)
- #3 Full-service retail brokerage provider based on number of Financial Advisors
- #4 Loan syndications (FY 2012, Thomson Reuters LPC)
- #4 High grade loan syndications (FY 2012, Thomson Reuters LPC)
- #4 High grade bonds (FY 2012, Dealogic)
- #4 Wealth management provider (*Barron's*)
- #5 IRA provider (Cerulli Associates)
- #7 Institutional retirement plan recordkeeper (*PLANSPONSOR* Magazine)
- #7 Merchant processor for Credit and Debit Cards
- #8 Family wealth provider (Bloomberg)

1 Deposits up to $500 million in a single banking store, excludes non-retail stores and credit unions. Source: SNL

WELLS FARGO

Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104
1-866-878-5865 wellsfargo.com

Our Vision:

Satisfy all our customers' financial needs and help them succeed financially.

Nuestra Vision:

Deseamos satisfacer todas las necesidades financieras de nuestros clientes y ayudarlos a tener éxito en el área financiera.

我們的目標：
滿足客戶在財務方面的所有需求，幫助他們在財務上發展成功。

Notre Vision:

Satisfaire tous les besoins financiers de nos clients et les aider à atteindre le succès financier.

Together we'll go far




MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C015197

CCM1337 (Rev 00, 1/each)